Form 10-K, Exhibit 13
period 1994-06-30
RAYCHEM CORP
filed 1994-09-28
CIK 82206

                                                                      EXHIBIT 13

CONSOLIDATED BALANCE SHEET

- -----------------------------------------------------------------------------------------------

===============================================================================================


JUNE 30
(in thousands except share data)                                               1994        1993
- -----------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                               $  78,090   $ 133,946
  Accounts receivable, net of allowances for doubtful accounts
    of $11,599 in 1994 and $8,557 in 1993                                   312,624     245,344
  Inventories:
    Raw materials                                                            99,129      79,528
    Work in process                                                          55,406      49,819
    Finished goods                                                           93,254      96,565
                                                                          ---------   ---------
  Total inventories                                                         247,789     225,912
  Prepaid taxes                                                              40,014      58,450
  Other current assets                                                       57,425      51,767
- -----------------------------------------------------------------------------------------------
Total current assets                                                        735,942     715,419
- -----------------------------------------------------------------------------------------------
Property, plant and equipment:
  Land                                                                       46,840      45,075
  Buildings                                                                 359,911     330,693
  Machinery and equipment                                                   646,752     593,202
  Leasehold improvements                                                     57,192      52,374
                                                                          ---------   ---------
Total property, plant and equipment                                       1,110,695   1,021,344
  Less accumulated depreciation and amortization                            576,216     519,531
- -----------------------------------------------------------------------------------------------
Net property, plant and equipment                                           534,479     501,813
- -----------------------------------------------------------------------------------------------
Other assets                                                                128,594     115,038
- -----------------------------------------------------------------------------------------------
Total assets                                                             $1,399,015  $1,332,270
===============================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable to banks                                                 $   26,986  $   38,557
  Accounts payable                                                           83,136      66,301
  Compensation and benefits                                                  91,422      81,837
  Other accrued liabilities                                                  93,151      99,697
  Income taxes                                                               25,515      25,052
  Current maturities of long-term debt                                        3,881       3,152
- -----------------------------------------------------------------------------------------------
Total current liabilities                                                   324,091     314,596
- -----------------------------------------------------------------------------------------------
Long-term debt                                                              244,681     233,853
- -----------------------------------------------------------------------------------------------
Deferred income taxes                                                        27,433      29,481
- -----------------------------------------------------------------------------------------------
Other long-term liabilities                                                  65,625      62,398
- -----------------------------------------------------------------------------------------------
Minority interest                                                             4,261       2,438
- -----------------------------------------------------------------------------------------------
Stockholders' equity:
  Preferred Stock, $1.00 par value - Authorized: 15,000,000; Issued: none         -           -
  Common Stock, $1.00 par value - Authorized: 72,150,000;
    Issued: 1994 - 43,005,786; 1993 - 41,874,773                             43,006      41,875
  Additional contributed capital                                            354,660     321,512
  Retained earnings                                                         319,905     331,850
  Currency translation                                                       16,077      (5,100)
  Notes receivable from sale of stock                                          (724)       (633)
- -----------------------------------------------------------------------------------------------
Total stockholders' equity                                                  732,924     689,504
- -----------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                               $1,399,015  $1,332,270
===============================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

- ---------------------------------------------------------------------------------------------------

===================================================================================================
YEARS ENDED JUNE 30
(in thousands except share data)                                    1994         1993          1992
- ---------------------------------------------------------------------------------------------------
Revenues                                                      $1,461,532   $1,385,730    $1,301,601
Cost of goods sold                                               779,820      710,820       671,988
Research and development expense                                 136,619      128,992       140,077
Selling, distribution and administrative expense                 491,563      479,889       437,113
Provision for restructuring and divestitures                           -            -        43,300
Interest expense, net                                             12,762       14,867        14,595
Gain on sale of land                                                   -            -       (31,600)
Other expense, net                                                 7,023       11,578         5,293
- ---------------------------------------------------------------------------------------------------
Income before income taxes, extraordinary item
  and changes in accounting principles                            33,745       39,584        20,835
Provision for income taxes                                        32,066       31,659        37,393
- ---------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item
  and changes in accounting principles                             1,679        7,925       (16,558)
Extraordinary item - funding of class action litigation
  settlement, net of $0 income taxes                                   -            -        (8,250)
Cumulative effect of changes in accounting principles,
  net of $0 income taxes                                               -        1,700             -
- ---------------------------------------------------------------------------------------------------
Net income (loss)                                             $    1,679   $    9,625   $   (24,808)
===================================================================================================
Earnings (loss) per common share:
  Income (loss) before extraordinary item
    and changes in accounting principles                       $    0.04   $     0.19   $     (0.43)
  Extraordinary item                                                   -            -         (0.21)
  Changes in accounting principles                                     -         0.04             -
- ---------------------------------------------------------------------------------------------------
Net income (loss)                                              $    0.04   $     0.23   $     (0.64)
===================================================================================================
Average number of common shares outstanding                   43,290,797   42,232,289    39,030,049
===================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

- -----------------------------------------------------------------------------------------------------------------

=================================================================================================================
                                                                                                NOTES
                                                      ADDITIONAL                CURRENCY   RECEIVABLE
                                            COMMON   CONTRIBUTED     RETAINED     TRANS-    FROM SALE
(in thousands except share data)             STOCK       CAPITAL     EARNINGS     LATION     OF STOCK       TOTAL
- -----------------------------------------------------------------------------------------------------------------
Balance June 30, 1991                      $38,241      $255,784    $374,056    $ (7,756)    $(8,352)    $651,973
- -----------------------------------------------------------------------------------------------------------------
Net loss                                         -             -     (24,808)          -           -      (24,808)
Common Stock issued (2,118,271 shares)
  net of repurchases (117,608 shares)        2,001        31,538      (1,381)          -        (146)      32,012
Cash dividends ($0.32 per share of
  Common Stock)                                  -             -     (12,486)          -           -      (12,486)
Currency translation                             -             -           -      63,259           -       63,259
Repayments of notes receivable                   -             -           -           -       5,238        5,238
- -----------------------------------------------------------------------------------------------------------------
Balance June 30, 1992                       40,242       287,322     335,381      55,503      (3,260)     715,188
- -----------------------------------------------------------------------------------------------------------------
Net income                                       -             -       9,625           -           -        9,625
Common Stock issued (1,632,990 shares)       1,633        34,190           -           -        (253)      35,570
Cash dividends ($0.32 per share of
  Common Stock)                                  -             -     (13,156)          -           -      (13,156)
Currency translation                             -             -           -     (60,603)          -      (60,603)
Repayments of notes receivable                   -             -           -           -       2,880        2,880
- -----------------------------------------------------------------------------------------------------------------
Balance June 30, 1993                       41,875       321,512     331,850      (5,100)       (633)     689,504
- -----------------------------------------------------------------------------------------------------------------
Net income                                       -             -       1,679           -           -        1,679
Common Stock issued (1,131,013 shares)       1,131        33,148           -           -        (208)      34,071
Cash dividends ($0.32 per share of
  Common Stock)                                  -             -     (13,624)          -           -      (13,624)
Currency translation                             -             -           -      21,177           -       21,177
Repayments of notes receivable                   -             -           -           -         117          117
- -----------------------------------------------------------------------------------------------------------------
Balance June 30, 1994                      $43,006      $354,660    $319,905     $16,077      $ (724)    $732,924
=================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

- ---------------------------------------------------------------------------------------------------------------------

=====================================================================================================================
YEARS ENDED JUNE 30 (in thousands)                                                    1994         1993          1992
- ---------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss)                                                               $  1,679     $  9,625     $ (24,808)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Provision for restructuring and divestitures, net of payments                   (6,163)     (18,802)       29,101
    Changes in accounting principles                                                     -       (1,700)            -
    Depreciation and amortization                                                   86,265       80,643        78,051
    Deferred income tax benefit                                                     (4,723)      (1,377)      (15,082)
    Gain on sale of land                                                                 -            -       (31,600)
    Gain on sale of investment                                                        (870)      (3,609)      (11,255)
    Net loss on disposal of other property, plant and equipment                        127           84           517
    Changes in certain assets and liabilities net of effects from restructuring and divestitures:
      Accounts receivable                                                          (61,340)       9,536        (2,792)
      Inventories                                                                  (14,734)     (19,590)       21,930
      Accounts payable and accrued liabilities                                      25,317       33,195         5,617
      Income taxes                                                                  17,329      (57,182)       12,396
      Other assets and liabilities                                                 (17,103)      25,652         3,123
- ---------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                         25,784       56,475        65,198
- ---------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Investment in property, plant and equipment                                     (104,056)     (89,545)      (92,817)
  Disposition of property, plant and equipment                                       4,494        6,963        43,144
  Repurchase of Raynet minority interest                                                 -      (30,000)            -
  Proceeds from sale of investment                                                     873        3,774        12,455
- ---------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                            (98,689)    (108,808)      (37,218)
- ---------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net (payment of) proceeds from short-term debt                                   (11,503)      18,936        (2,445)
  Proceeds from long-term debt                                                      17,405        9,219         4,373
  Payments of long-term debt                                                        (8,242)      (6,529)      (10,572)
  Common Stock repurchased                                                               -            -        (3,396)
  Common Stock issued under employee benefit plans                                  34,071       35,570        35,408
  Proceeds from repayments of stockholder notes receivable                             117        2,880         5,238
  Cash dividends                                                                   (13,624)     (13,156)      (12,486)
- ---------------------------------------------------------------------------------------------------------------------
  Net cash provided by financing activities                                         18,224       46,920        16,120
- ---------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                        (1,175)      (9,503)        5,933
- ---------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                                   (55,856)     (14,916)       50,033
- ---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                     133,946      148,862        98,829
- ---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                          $ 78,090    $ 133,946      $148,862
=====================================================================================================================
Supplemental Disclosures
Cash paid for:
  Interest (net of amounts capitalized)                                           $ 19,197    $  26,583      $ 26,614
  Income taxes (net of refunds)                                                      6,991       60,479        32,038
=====================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of all wholly owned and majority owned subsidiaries. Investments in entities owned 20% or more but less than majority owned and not otherwise controlled by the company are accounted for under the equity method. Other securities and investments are carried at the lower of cost or market. All significant intercompany accounts and transactions are eliminated.
REVENUE RECOGNITION
Revenue from product sales is recognized when the earnings process is complete. This generally occurs at the time product is shipped. Revenue on certain Raynet Corporation (Raynet) contracts is recognized upon installation and acceptance by the customer. Other revenues are principally from licensing and royalty arrangements. License and royalty revenues are recognized according to the terms of the specific agreements. Effective in 1993, the company reclassified royalty and license income from "other expense, net" to "revenues." Prior-period amounts have been reclassified to conform to this presentation. The following table details total revenues:

- ---------------------------------------------------------------------------------------
YEARS ENDED JUNE 30 (in thousands)                    1994           1993          1992
- ---------------------------------------------------------------------------------------
Product sales                                   $1,456,986     $1,371,198    $1,296,301
Other revenues                                       4,546         14,532         5,300
- ---------------------------------------------------------------------------------------
Total revenues                                  $1,461,532     $1,385,730    $1,301,601
- ---------------------------------------------------------------------------------------

FOREIGN CURRENCY TRANSLATION
Assets and liabilities of operations outside the United States, except for operations in highly inflationary economies (principally in Latin America), are translated into U.S. dollars using current exchange rates, and the effects of foreign currency translation adjustments are deferred and included as a component of "stockholders' equity." For operations in highly inflationary economies, foreign currency translation adjustments are included in "other expense, net."
INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined principally using the first-in, first-out method.
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are carried at cost. Effective July 1, 1990, the company adopted the straight-line method of depreciation for property, plant and equipment placed in service on or after that date. Fixed assets placed in service prior to 1991 continue to be depreciated using principally accelerated methods. Property, plant and equipment are depreciated over the estimated useful lives of the individual assets and, for leasehold improvements, over the terms of their respective leases, if shorter.
INTANGIBLE ASSETS
Goodwill represents the excess of purchase price over the fair value of identifiable net assets of businesses acquired and is amortized on a straight-line basis over periods not exceeding 20 years. Patents and trademarks are amortized on a straight-line basis over their legal or estimated useful lives, whichever is shorter.
SOFTWARE CAPITALIZATION
The company capitalizes software development costs as resulting products become technologically feasible. Capitalized software development costs are amortized over a period not to exceed three years, commencing when the products are available for general release to customers on a volume basis. At both June 30, 1994 and 1993, the company had $11 million in net capitalized software development costs. For the years ended June 30, 1994 and 1993, amortization of software development costs was $4 million and $1 million, respectively (none in 1992).
INCOME TAXES
The company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109), effective as of July 1, 1992. FAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The standard was adopted on a prospective basis, and amounts presented for prior years have not been restated. The cumulative effect of adopting the standard as of July 1, 1992, was a $4 million, or $0.10 per share, increase in 1993 net income.

         Prior to 1993, the provision for income taxes was based on income
(loss) before income taxes, extraordinary item and cumulative effect of changes in accounting principles recorded in accordance with the company's accounting practices, as reflected in the financial statements. For those years, the income tax effects of timing differences between financial and taxable earnings were reflected in the balance sheet as prepaid or deferred income taxes.
         Research and development credits reduce the company's tax provision in the year in which the credits are utilized for income tax purposes. In years prior to 1993, such credits reduced the tax provision in the year in which they arose, subject to statutory limitations based on tax liability. EARNINGS (LOSS) PER COMMON SHARE
Primary earnings (loss) per common share is computed by dividing net income
(loss) by the weighted average number of common shares and, where dilutive, common equivalent shares outstanding.
NEW ACCOUNTING STANDARD
In November 1992, the Financial Accounting Standards Board issued Statement No. 112, "Employers' Accounting for Postemployment Benefits." The statement changes the method of accounting for certain postemployment benefits from a cash basis to an accrual basis. The statement must be adopted in the first quarter of 1995. The company expects this change in accounting principle to result in a $1 million to $2 million charge to earnings. The ongoing effect on expense and cash flow is not expected to be material.
ENVIRONMENTAL COSTS
Environmental expenditures are expensed or capitalized as appropriate. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated.
CASH EQUIVALENTS
All highly liquid investments with a maturity of three months or less at the date of purchase are classified as cash equivalents.
FINANCIAL PRESENTATION
Certain prior-year amounts have been reclassified to conform with the 1994 financial statement presentation.

FINANCIAL INSTRUMENTS

FORWARD FOREIGN EXCHANGE CONTRACTS
The company enters into forward foreign exchange contracts to hedge certain foreign currency denominated receivables and payables. The related gains and losses are included in "other expense, net," as they arise.
         The company also enters into forward foreign exchange contracts to hedge a portion of its foreign equity. The gains and losses on these contracts are included in "stockholders' equity."
         Forward foreign exchange contracts at June 30, 1994 and 1993, generally have maturities of less than six months and relate primarily to major Western currencies. Counterparties to the transactions are typically large international financial institutions. At June 30, 1994 and 1993, the company had approximately $586 million and $366 million, respectively, in forward foreign exchange contracts outstanding.
INTEREST RATE SWAP AGREEMENT
On December 8, 1992, the company entered into a three-year interest rate swap agreement for a notional principal amount of $100 million, involving the exchange of fixed and floating interest payment obligations. On December 8, 1993, the company terminated the swap agreement. In addition to the financial risk that varied during the life of this swap agreement in relation to market interest rates, the company was subject to credit risk exposure from nonperformance by the counterparty to the swap agreement.
CONCENTRATIONS OF CREDIT RISK
Financial instruments that potentially subject the company to significant concentrations of credit risk consist primarily of cash and trade accounts receivable.
         The company maintains cash and cash equivalents and certain other financial instruments with various financial institutions. These financial institutions are located throughout the world, and the company's policy is designed to limit exposure to any one institution. The company's periodic evaluations of the relative credit standing of these financial institutions are considered in the company's investment strategy.
         Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the company's customer base and their dispersion across many different industries and countries. Credit risk to certain countries is further limited through the use of irrevocable letters of credit and bank guarantees. As of June 30, 1994 and 1993, the company had no significant concentrations of credit risk.
FAIR VALUE OF FINANCIAL INSTRUMENTS
For certain of the company's financial instruments, including cash and cash equivalents, accounts receivable, notes payable to banks, accounts payable, and other accrued liabilities, the carrying amounts approximate fair value due to their short maturities. Consequently, such instruments are not included in the following table, which provides information regarding the estimated fair values of other financial instruments.

- -----------------------------------------------------------------------------------------------------------------
                                                                   1994                           1993
                                                      -------------------------         -------------------------
JUNE 30                                                CARRYING            FAIR         CARRYING             FAIR
ASSET (LIABILITY) (in thousands)                         AMOUNT           VALUE           AMOUNT            VALUE
- -----------------------------------------------------------------------------------------------------------------
Long term debt, including current
  maturities and accrued interest of
  $6,685 in 1994 and 1993                             $(255,247)      $(261,405)       $(243,690)       $(265,039)
Forward foreign exchange contracts                    $   1,216       $   1,216        $  (5,659)       $  (5,659)
Interest rate swap                                    $       -       $       -        $     139        $   3,298
- -----------------------------------------------------------------------------------------------------------------

The fair value of long-term debt is estimated using discounted cash flow analysis, based on the incremental borrowing rates currently available to the company for bank loans with similar terms and maturity. For forward foreign exchange contracts, the estimated fair value is primarily based on quoted market prices of comparable contracts. The estimated fair value of the interest rate swap is based on its quoted market price as provided by the financial institution that was the counterparty to the swap.

INCOME TAXES
As discussed in the "Summary of Significant Accounting Policies," the company adopted FAS 109 effective July 1, 1992. Income (loss) before income taxes, extraordinary item and changes in accounting principles consisted of the following components:

- -----------------------------------------------------------------------------------------------------------
YEARS ENDED JUNE 30 (in thousands)                                          1994        1993           1992
- -----------------------------------------------------------------------------------------------------------
U.S. operations, including Puerto Rico                                 $(102,200)   $(74,736)     $(111,501)
Non-U.S. operations                                                      135,945     114,320        132,336
- -----------------------------------------------------------------------------------------------------------
Income before income taxes, extraordinary
  item and changes in accounting principles                            $  33,745    $ 39,584      $  20,835
- -----------------------------------------------------------------------------------------------------------
         The provision for income taxes included:
- -----------------------------------------------------------------------------------------------------------
YEARS ENDED JUNE 30 (in thousands)                                          1994        1993           1992
- -----------------------------------------------------------------------------------------------------------
Current tax (benefit):
  U.S. federal, including Puerto Rico                                    $ 1,194     $(2,398)       $ 2,792
  U.S. state and local                                                       775         743            361
  Non-U.S.                                                                34,820      34,691         49,322
- -----------------------------------------------------------------------------------------------------------
Total current tax                                                         36,789      33,036         52,475
- -----------------------------------------------------------------------------------------------------------
Deferred (benefit) tax:
  U.S. federal, including Puerto Rico                                     (2,419)      1,419         (1,246)
  Non-U.S.                                                                (2,304)     (2,796)       (13,836)
- -----------------------------------------------------------------------------------------------------------
Total deferred tax benefit                                                (4,723)     (1,377)       (15,082)
- -----------------------------------------------------------------------------------------------------------
Provision for income taxes                                               $32,066     $31,659        $37,393
- -----------------------------------------------------------------------------------------------------------

         The company has provided for U.S. federal income taxes and foreign withholding taxes on the portion of the undistributed earnings of non-U.S. subsidiaries expected to be remitted. Undistributed earnings intended to be reinvested indefinitely in foreign subsidiaries were approximately $309 million at June 30, 1994. If these earnings were distributed, foreign withholding taxes would be imposed; however, foreign tax credits would become available to substantially reduce any resulting U.S. income tax liability.
         Income from operations in certain countries is subject to reduced tax rates as a result of satisfying certain commitments regarding employment and capital investment. The exemption grants for these operations will expire at various dates through 2010. The income tax benefits related to the tax status of these operations are estimated to be $5 million for 1994, 1993, and 1992.

         The company's provision for income taxes differed from the amount computed by applying the statutory U.S. federal income tax rate to income before income taxes, extraordinary item and changes in accounting principles as follows:

- ----------------------------------------------------------------------------------------------
YEARS ENDED JUNE 30 (in thousands)                                   1994       1993      1992
- ----------------------------------------------------------------------------------------------
Tax determined by applying U.S. statutory rate
  to income before income taxes, extraordinary
  item and changes in accounting principles                       $11,811    $13,459   $ 7,084
Tax benefit of deferred deductions, net operating
  losses, and net foreign and minimum tax credits
  to be carried forward to future years                            31,025     30,932    37,778
Tax rate differences and foreign tax credits,
  net of withholding taxes                                         (9,572)   (12,443)   (5,472)
State and local taxes, net of federal
  income tax benefits                                                 497         51       253
Adjustment of prior years' taxes                                      210     (2,395)   (3,646)
Other items, net                                                   (1,905)     2,055     1,396
- ----------------------------------------------------------------------------------------------
Provision for income taxes                                        $32,066    $31,659   $37,393
- ----------------------------------------------------------------------------------------------

         For tax return purposes at June 30, 1994, the company has unrecognized U.S. federal and state tax benefits of approximately $223 million due to deferred deductions and tax credit carryforwards expiring in 1997 through 2009.
         For years prior to 1993, deferred taxes resulted from differences in the timing of revenue and expense recognition for tax return and financial statement purposes. The source and tax effect of these differences were as follows:

- ----------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30, 1992 (in thousands)
- ----------------------------------------------------------------------------------------------
Depreciation and amortization                                                         $    127
Corporation taxes, net of withholding taxes, not currently refundable                  (12,036)
Restructuring and divestitures accruals                                                 (4,102)
Inventory-related transactions                                                             751
Other items, net                                                                           178
- ----------------------------------------------------------------------------------------------
Total deferred tax benefit                                                            $(15,082)
- ----------------------------------------------------------------------------------------------

         U.S. federal tax return examinations have been completed for years through 1989. The company believes adequate provisions for income tax have been recorded for all years.

         Deferred tax liabilities (assets) under FAS 109 comprised the following:

- -------------------------------------------------------------------------------------------------------
                                                                       June 30,     June 30,     July 1,
(in thousands)                                                            1994         1993        1992
- -------------------------------------------------------------------------------------------------------
Liabilities:
  Difference between book and tax bases of assets                   $        -     $  1,487   $  18,630
  Retirement benefits                                                    1,668        2,658       4,045
  Other                                                                 13,127       11,434       4,427
- -------------------------------------------------------------------------------------------------------
Gross deferred tax liabilities                                          14,795       15,579      27,102
- -------------------------------------------------------------------------------------------------------
Assets:
  Compensation and benefits accrual                                     (3,412)      (2,748)     (4,647)
  Asset reserves                                                       (16,662)      (7,473)     (8,570)
  Restructuring and divestitures accruals                               (5,109)     (10,484)     (9,431)
  Capitalization of research and experimental costs,
    net of amortization                                               (167,576)    (176,829)   (149,249)
  Difference between book and tax bases of investments                  (2,215)      (1,918)          -
  Net operating loss carryforwards                                     (12,124)           -           -
  General business credits                                             (14,670)      (9,056)     (9,056)
  Minimum tax credit                                                    (3,277)      (3,167)     (3,167)
  Foreign tax credit                                                    (5,900)           -           -
  Difference between book and tax bases of assets                         (275)           -           -
  Other                                                                 (9,055)     (13,874)     (9,377)
- -------------------------------------------------------------------------------------------------------
Gross deferred tax assets                                             (240,275)    (225,549)   (193,497)
- -------------------------------------------------------------------------------------------------------
Deferred tax asset valuation allowance                                 229,787      210,404     171,891
- -------------------------------------------------------------------------------------------------------
Net deferred tax liability                                          $    4,307     $    434   $   5,496
- -------------------------------------------------------------------------------------------------------

         The net change in the total valuation allowance for the year ended June 30, 1994, was an increase of $19 million. The deferred tax asset valuation allowance is primarily attributed to U.S. federal and state deferred tax assets. Management believes sufficient uncertainty exists regarding the realizability of these items that a valuation allowance is required.

EXTRAORDINARY ITEM - SETTLEMENT OF CLASS ACTION LITIGATION
In the second quarter of 1992, the company and its insurer reached settlement with the plaintiffs in a class action securities suit. The company and its insurer together funded a total of $20 million for the settlement. The company's funding in this matter, totaling $8 million, or $0.21 per common share, was reported as an extraordinary charge. The company expects to recover a portion of this funding, either through litigation or when a definitive agreement is reached with its insurer, and has filed suit against its insurer to resolve this issue. There is no tax benefit recognized for the extraordinary item because it increases U.S. losses.

SALE OF ASSETS
In 1993, the company sold its remaining equity interest in Mitek Surgical Products, Inc. (Mitek) for $4 million, resulting in a pretax gain of $4 million. In 1992, the company realized a gain of $11 million from the sale of Mitek stock for $13 million. These gains were included in "other expense, net."
         In the third quarter of 1992, the company sold 57 acres of undeveloped land at its headquarters in Menlo Park, California, for $39 million, resulting in a pretax gain of $32 million.

RESTRUCTURING AND DIVESTITURES
During the fourth quarter of 1992, the company recorded a pretax restructuring charge of $30 million for the repositioning of certain businesses and facilities, principally in the electronics business segment.
         In the second quarter of 1992, the company provided a pretax charge of $8 million to discontinue the operations of the Taliq subsidiary. Taliq ceased commercial operations in January 1993.
         During the first quarter of 1992, the company decided to discontinue the operations of its High Density Interconnect (HDI) business, resulting in a $5 million pretax charge. HDI was shut down in February 1992.

RAYNET

REPURCHASE OF MINORITY INTEREST
On June 24, 1993, the company repurchased all of the convertible preferred stock in Raynet International Inc. (RNI), a subsidiary of Raynet Corporation (Raynet), previously held by BellSouth Enterprises Inc. (BSE). As a result of this $30 million purchase, Raynet and RNI are now essentially wholly owned by Raychem and its consolidated subsidiaries. The RNI preferred stock was previously recorded as a minority interest. Accordingly, at June 30, 1994 and 1993, there remains no minority interest related to the RNI preferred stock.
         The excess of Raychem's cost over the fair value of the preferred stock has been recorded as "goodwill" and is being amortized over a five-year period. Goodwill amortization expense was $1 million in 1994 (none in 1993).
         The company and Raynet remain in an agreement with BSE that requires Raynet to pay BSE a royalty based on revenues from certain codeveloped fiber-optic products. The royalty is based on a variable rate subject to meeting certain annual royalty payment levels. Royalty expense under the agreement was $3 million and $1 million in 1994 and 1993, respectively.

SUBSEQUENT EVENT
In July 1994, the company announced the signing of a memorandum of understanding with Ericsson, a Swedish telecommunications company, to create a joint venture that will design, manufacture, and market fiber-optic access network systems worldwide. The joint venture, to be headquartered in Menlo Park, California, will assume the business operations of Raynet. The joint venture will be owned 51% by Ericsson and 49% by Raychem and will commence during calendar 1994, subject to completing definitive agreements, obtaining regulatory approvals, and restructuring Raynet's existing technology agreement with BSE. If consummated, these transactions are anticipated to result in a net charge to earnings. The company's interest in the joint venture will be subject to ongoing payments to BSE.

OTHER POSTRETIREMENT BENEFITS
The company provides postretirement health care benefits to U.S. employees who qualify for the company's defined benefit pension plan and retire on or after age 55, until the employees reach age 65. Such benefits are limited to allowing retirees to continue their participation in the company's group medical plan. Eligible retirees pay monthly premiums, thus reducing the cost to the company.
         The company adopted Statement of Financial Accounting Standards
No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106), effective July 1, 1992. This statement requires accrual accounting for all postretirement benefits other than pensions. The company elected to immediately recognize the transition obligation as the cumulative effect of a change in accounting principle, resulting in a decrease to 1993 net income of $2 million, or $0.06 per share.
         Prior to the adoption of FAS 106, the cost of providing medical and dental benefits to early retirees was expensed as incurred. The cash cost of these benefits was not significant in 1992. In both 1993 and 1994, the cost of these benefits (determined in accordance with FAS 106) was $0.4 million, comprising a service cost of $0.2 million and interest cost of $0.2 million.
         The following table sets forth components of the accumulated postretirement benefit obligation:

- ---------------------------------------------------------------------------------------------
JUNE 30 (in thousands)                                                  1994             1993
- ---------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation attributable to:
    Retirees                                                          $  500           $   50
    Fully eligible employees                                             600              700
    Other active employees                                             1,600            2,000
- ---------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                          2,700            2,750
Unrecognized net gain (loss)                                             233              (95)
- ---------------------------------------------------------------------------------------------
Accrued postretirement benefit obligation                             $2,933           $2,655
- ---------------------------------------------------------------------------------------------

         The assumed discount rate used to measure the accumulated postretirement benefit obligation as of June 30, 1994 and 1993, was 8.25%. The assumed health care cost trend rate for 1995 is 11%, grading down to an ultimate rate in 2003 of 6%. A one percentage point increase in the assumed health care cost trend rate for each future year increases annual net periodic postretirement benefit cost and the accumulated postretirement benefit obligation as of June 30, 1994, by $0.1 million and $0.4 million, respectively.

RETIREMENT BENEFITS

The company has noncontributory defined benefit pension plans that cover substantially all U.S. employees and a number of its employees in foreign countries. The benefits for these plans are based primarily on years of service and employee compensation. The company funds these pension plans when legally or contractually required, or earlier.

         Plan assets for the U.S. and non-U.S. defined benefit pension plans generally consist of publicly traded securities, bonds, and cash investments. Amortization of prior service cost is calculated on a straight-line basis over the expected future years of service of the plans' active participants.

         On January 1, 1993, the U.S. plan was amended to update the years used to calculate past service benefits. The amendment generated an unrecognized prior service cost of $5 million.

         In the fourth quarter of 1992, the company included a $1 million pension expense, related to early retirements, in the provision for restructuring and divestitures.

         The assumptions used to measure the projected benefit obligation and to compute the expected long-term return on assets for the company's defined benefit pension plans are as follows:

- -------------------------------------------------------------------------------------------------------------
                                                                                 1994          1993      1992
- -------------------------------------------------------------------------------------------------------------
U.S. plans:
  Discount rate                                                                 8.25%         8.25%      8.5%
  Average increase in compensation levels                                       5.25%          5.5%        6%
  Expected long-term return on assets                                              9%            9%        9%
Non-U.S. plans:
  Discount rates                                                              6%-8.5%       6%-9.5%    6%-10%
  Average increase in compensation levels                                     4%-6.9%         6%-7%     6%-7%
  Expected long-term return on assets                                       7.5%-9.5%        8%-10%    9%-10%
- -------------------------------------------------------------------------------------------------------------

Net periodic pension cost, excluding the effects of the restructuring program discussed above, includes the following components:

============================================================================================================================
                                                                    U.S. PLANS                        NON U.S. PLANS
                                                        -------------------------------     --------------------------------
YEARS ENDED JUNE 30 (in thousands)                          1994       1993        1992          1994      1993         1992
- ----------------------------------------------------------------------------------------------------------------------------
Service cost-benefits earned during the period           $ 6,161   $  5,479     $ 4,557     $  7,477    $  7,154     $ 7,132
Interest cost on projected benefit obligation              8,091      7,061       5,990       10,148       8,809       8,183
Actual loss (return) on plan assets                          165    (10,927)     (5,283)     (14,055)    (15,488)     (3,042)
Net amortization and deferral                             (6,697)     4,828        (737)       5,607       7,744      (5,415)
- ----------------------------------------------------------------------------------------------------------------------------
Net periodic pension cost                                $ 7,720   $  6,441     $ 4,527     $  9,177    $  8,219     $ 6,858
- ----------------------------------------------------------------------------------------------------------------------------




























The following table sets forth the funded status of the plans:

- ------------------------------------------------------------------------------------------------------------------------------
                                       ASSETS EXCEED ACCUMULATED BENEFITS               ACCUMULATED BENEFITS EXCEED ASSETS
                                  ---------------------------------------------     ------------------------------------------
                                      U.S. PLANS             NON-U.S. PLANS             U.S. PLANS           NON-U.S. PLANS
                                  ------------------     ----------------------     ------------------     -------------------
JUNE 30 (in thousands)                 1994     1993          1994         1993        1994       1993         1994       1993
- -------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of
  benefit obligations:
  Vested benefit obligation       $ (93,365)    $  -     $ (55,629)    $(39,714)    $(1,776)  $ (81,883)   $(33,232)   $(24,130)
- -------------------------------------------------------------------------------------------------------------------------------
  Accumulated benefit
    obligation                    $ (98,025)    $  -     $ (56,687)    $(40,471)    $(1,808)  $ (90,578)   $(35,200)   $(25,321)
- -------------------------------------------------------------------------------------------------------------------------------
  Projected benefit obligation    $(107,694)    $  -     $(107,740)    $(78,816)    $(3,141)  $(102,231)   $(42,021)   $(33,282)
Plan assets at fair value            98,915        -       105,038       78,659           -      82,961           -           -
- -------------------------------------------------------------------------------------------------------------------------------
Plan assets less than
  projected benefit obligation       (8,779)       -        (2,702)        (157)     (3,141)    (19,270)    (42,021)    (33,282)
Unrecognized net loss (gain)         21,961        -         2,096         (329)       (620)     12,284      (3,698)     (5,525)
Unrecognized net
  transition (asset) liability       (3,204)       -        (8,942)      (9,723)        675      (3,799)          -        (397)
Unrecognized prior
  service cost                       10,747        -         3,174        3,333       3,161      15,932           -           -
Adjustment required to
  recognize additional
  minimum liability                       -        -             -            -      (2,211)    (12,775)          -           -
- -------------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued)
  pension cost                    $  20,725     $  -     $  (6,374)    $ (6,876)    $(2,136)  $  (7,628)   $(45,719)   $(39,204)
- -------------------------------------------------------------------------------------------------------------------------------

STOCK

REPURCHASE OF COMMON STOCK
During 1992, the company repurchased 118,000 shares of common stock from former Series B stockholders for an aggregate price of $3 million. The stockholders used the proceeds to retire their outstanding Series B loans. All of the repurchased shares have been reissued under the employee stock purchase and stock option plans at an aggregate price of $2 million. The $1 million difference between the repurchase and reissuance prices was treated as a reduction of retained earnings.

EMPLOYEE STOCK PURCHASE PLANS
The company's employee stock purchase plans provide that eligible employees may contribute up to 15% of their base earnings toward the quarterly purchase of the company's Common Stock. The employees' purchase price is derived from a formula based on the fair market value of the Common Stock. No compensation expense is recorded in connection with the plans. During the past three years, shares issued under the plans were 901,000 in 1994, 1,188,000 in 1993, and 1,792,000 in 1992. At June 30, 1994, a total of 4,979 of the 9,843 eligible employees were participants in the plans.
         In 1992, the stockholders approved amendments to the employee stock purchase plans to increase the aggregate number of shares issuable under the plans by 1,600,000. In 1993, the stockholders approved an amendment to the employee stock purchase plans to reduce the maximum enrollment period from 27 months to 12 months and to increase the aggregate number of shares issuable under the plans by 1,400,000. On October 27, 1993, the stockholders approved another amendment to the employee stock purchase plans to increase the aggregate number of shares issuable under the plans by 700,000. The total number of shares reserved for future issuance under the plans was 938,000 at June 30, 1994.

STOCK OPTION AND INCENTIVE PLANS

         The company has various stock option and management incentive plans for selected employees, officers, directors, and consultants. The plans provide for awards in the form of stock options, stock appreciation rights, stock purchase rights, convertible debentures, and performance shares. As of June 30, 1994, only stock options had been awarded under the plans. Options to purchase Common Stock have been granted at no less than fair market value on the date of grant. On October 27, 1993, the stockholders approved an amendment to the 1990 Incentive Plan to increase by 1,700,000 shares the aggregate number of shares issuable under the plan. At June 30, l994, 808 optionees held options for the purchase of Common Stock with expiration dates occurring between July 1, 1994, and June 30, 2004, with an average exercise price of $33 per share.
         The following table summarizes Raychem option activity during 1994, 1993, and 1992:

- ------------------------------------------------------------------------------------------
OPTION SHARES, JUNE 30 (in thousands except per share data)      1994      1993       1992
- ------------------------------------------------------------------------------------------
Outstanding at beginning of year                                4,896     4,299      3,972
Granted                                                           894     1,188        871
Exercised                                                        (232)     (453)      (343)
Expired or cancelled                                             (347)     (138)      (201)
- ------------------------------------------------------------------------------------------
Outstanding at end of year                                      5,211     4,896      4,299
- ------------------------------------------------------------------------------------------
Exercisable                                                     2,676     2,284      1,902
- ------------------------------------------------------------------------------------------
Available for future grant                                      1,792       710      1,860
- ------------------------------------------------------------------------------------------
Option price per share
  Exercised                                                   $21-$41   $17-$41    $18-$36
  Outstanding                                                 $17-$45   $17-$45    $17-$45
- ------------------------------------------------------------------------------------------

         The company has a separate stock option plan for employees of Raynet. The plan provides for the issuance of up to 8,150,000 shares of common stock of Raynet. If all such shares were issued, they would constitute 10% of the aggregate Raynet common shares outstanding on a fully diluted basis.

WORLDWIDE OPERATIONS

- -----------------------------------------------------------------------------------------------------------------------------
                                                      UNITED                  ASIA    REST OF                    CONSOLIDATED
(in thousands)                                        STATES     EUROPE    PACIFIC      WORLD     CONSOLIDATION         TOTAL
- -----------------------------------------------------------------------------------------------------------------------------
Revenues from unaffiliated customers (a)     1994   $562,199   $587,196   $179,060   $133,077      $       -       $1,461,532
                                             1993    487,958    644,547    127,090    126,135              -        1,385,730
                                             1992    452,497    639,195    100,063    109,846              -        1,301,601
- -----------------------------------------------------------------------------------------------------------------------------
Revenues between geographic areas (b)        1994    199,331    141,493      8,427        142       (349,393)               -
                                             1993    169,586    183,176      4,700         55(c)    (357,517)               -
                                             1992    145,770    177,871      3,224     22,041       (348,906)               -
- -----------------------------------------------------------------------------------------------------------------------------
Total revenues                               1994    761,530    728,689    187,487    133,219       (349,393)       1,461,532
                                             1993    657,544    827,723    131,790    126,190       (357,517)       1,385,730
                                             1992    598,267    817,066    103,287    131,887       (348,906)       1,301,601
- -----------------------------------------------------------------------------------------------------------------------------
Operating income (loss) before               1994    (80,764)   120,825      2,026     11,443              -           53,530
  provision for restructuring and            1993    (64,039)   115,476      2,514     12,078              -           66,029
  divestitures                               1992    (93,787)   115,573      8,831     21,806              -           52,423
- -----------------------------------------------------------------------------------------------------------------------------
Operating income (loss) including            1994    (80,764)   120,825      2,026     11,443              -           53,530
  provision for restructuring and            1993    (64,039)   115,476      2,514     12,078              -           66,029
  divestitures                               1992   (126,034)   105,047      8,831     21,279              -            9,123
- -----------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes,           1994   (102,200)   108,345     15,686     11,914              -           33,745
  extraordinary item and changes in          1993    (74,736)    93,967      6,282     14,071              -           39,584
  accounting principles                      1992   (111,501)   110,264      5,572     16,500              -           20,835
- -----------------------------------------------------------------------------------------------------------------------------
Identifiable assets                          1994    433,155    452,888    139,947     56,328              -        1,082,318
                                             1993    426,920    416,147     85,698     46,910              -          975,675
                                             1992    385,483    527,153     54,499     47,239              -        1,014,374
- -----------------------------------------------------------------------------------------------------------------------------
Corporate assets                             1994    201,762     67,581     32,542     14,812              -          316,697
                                             1993    203,758    105,346     26,011     21,480              -          356,595
                                             1992    209,999    135,539     19,010     13,684              -          378,232
- -----------------------------------------------------------------------------------------------------------------------------
Total assets                                 1994    634,917    520,469    172,489     71,140              -        1,399,015
                                             1993    630,678    521,493    111,709     68,390              -        1,332,270
                                             1992    595,482    662,692     73,509     60,923              -        1,392,606
- -----------------------------------------------------------------------------------------------------------------------------

(a) Revenues from unaffiliated customers in each geographic area reflect only local shipments and exclude direct exports from other geographic areas.
(b) Revenues between geographic areas are recorded on the basis of arms-length prices established by the company.
(c) Beginning in 1993, revenues originating from the company's Tijuana, Mexico facility are reported as originating in the United States due to a change in the cross-border product transfer agreement between the United States and Mexico.

[ARTWORK]

INTEREST
Interest expense, net, consists of the following components:

- -------------------------------------------------------------------------------------
YEARS ENDED JUNE 30 (in thousands)                          1994      1993       1992
- -------------------------------------------------------------------------------------
Interest expense incurred                                $22,318   $26,991    $28,423
Interest expense capitalized                              (1,172)     (362)    (1,794)
Interest income                                           (8,384)  (11,762)   (12,034)
- -------------------------------------------------------------------------------------
Interest expense, net                                    $12,762   $14,867    $14,595
- -------------------------------------------------------------------------------------

EXCHANGE GAINS AND LOSSES
The company recognized net foreign currency losses of $5 million, $10 million and $7 million in 1994, 1993, and 1992, respectively. These amounts, which are included in "other expense, net," arose primarily from foreign currency transactions and the translation of monetary assets and liabilities in highly inflationary countries.

BUSINESS SEGMENTS
The electronics business segment serves the aerospace, automotive, defense, mass transit, computer, communications, medical, and other industries. The industrial business segment serves industrial infrastructure customers, including electric, gas, and water utilities; industrial plants and pipelines; and commercial construction. The telecommunications business segment serves the telephone and cable television industries. The company's Raynet subsidiary delivers fiber-optic distribution systems for voice, video, and data to telecommunications network operators.

==========================================================================================================================
                                                                            TELECOM-                          CONSOLIDATED
(in thousands)                               ELECTRONICS   INDUSTRIAL    MUNICATIONS        RAYNET  CORPORATE        TOTAL
- --------------------------------------------------------------------------------------------------------------------------
Revenues(a)                            1994     $521,890     $451,814       $430,044     $  57,784   $       -  $1,461,532
                                       1993      503,168      443,390        429,501         9,671           -   1,385,730
                                       1992      493,917      412,777        378,313        16,594           -   1,301,601
- --------------------------------------------------------------------------------------------------------------------------
Operating income (loss) before         1994       88,070       77,800         76,485      (100,416)    (88,409)     53,530
provision for restructuring and        1993       64,334       80,869         87,191       (88,946)    (77,419)     66,029
divestitures                           1992       32,012       82,039         86,153       (84,742)    (63,039)     52,423
- --------------------------------------------------------------------------------------------------------------------------
Operating income (loss) including      1994       88,070       77,800         76,485      (100,416)    (88,409)     53,530
provision for restructuring and        1993       64,334       80,869         87,191       (88,946)    (77,419)     66,029
divestitures                           1992       (5,488)      78,739         86,153       (86,142)    (64,139)      9,123
- --------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes,     1994            -            -              -             -           -      33,745
extraordinary item and changes         1993            -            -              -             -           -      39,584
in accounting principles               1992            -            -              -             -           -      20,835
- --------------------------------------------------------------------------------------------------------------------------
Identifiable assets                    1994      381,863      300,320        290,591       109,544     316,697   1,399,015
                                       1993      341,578      279,367        275,100        79,630     356,595   1,332,270
                                       1992      387,820      324,336        248,124        54,094     378,232   1,392,606
- --------------------------------------------------------------------------------------------------------------------------
Capital expenditures                   1994       33,211       20,415         26,967        10,758      12,705     104,056
                                       1993       17,508       14,758         24,411        11,036      21,832      89,545
                                       1992       32,439       16,229         17,923        13,134      13,092      92,817
- --------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization          1994       24,672       16,715         17,795        14,806      12,277      86,265
                                       1993       23,531       14,030         20,687        10,259      12,136      80,643
                                       1992       25,431       13,737         20,060         7,481      11,342      78,051
- --------------------------------------------------------------------------------------------------------------------------

(a) Revenues between segments are immaterial.

DEBT STRUCTURE
Long-term debt consists of the following:

- ------------------------------------------------------------------------------------
JUNE 30 (in thousands)                                                1994      1993
- ------------------------------------------------------------------------------------
3.3% to 17.5% notes payable to banks and others requiring
  payments in varying amounts through 2008                        $ 37,062  $ 24,505
9.55% privately placed senior notes, payable in 1996               210,000   210,000
Industrial Revenue Bond due in equal quarterly installments
  through 1996. The interest rate, which fluctuates according
  to lender's prime rate, was 4.1% at June 30, 1994.                 1,500     2,500
- ------------------------------------------------------------------------------------
Total long-term debt                                               248,562   237,005
- ------------------------------------------------------------------------------------
Less current maturities                                              3,881     3,152
- ------------------------------------------------------------------------------------
Long-term portion                                                 $244,681  $233,853
- ------------------------------------------------------------------------------------

         Long-term debt maturing during the five years subsequent to June 30, 1994, is as follows: 1995 - $4 million; 1996 - $212 million; 1997 - $1 million; 1998 - $1 million; 1999 - $17 million; and thereafter - $14 million.
         Assets pledged as security for long-term debt totaled $23 million at June 30, 1994.
         The company entered into a $210 million private placement debt agreement in February 1991. This agreement and most of the company's short-term borrowing arrangements include covenants which, among other things, include a minimum net worth requirement, a dividend restriction, and a fixed charge coverage ratio.
         In December 1992, the company entered into a three-year interest rate swap agreement which effectively converted $100 million of notional principal amount from a fixed rate to a floating rate. Under the agreement, which was to mature on December 8, 1995, the company made payments to a counterparty at variable rates based on LIBOR, reset every six months, and in return received payments based on a fixed rate of 5.715%. The LIBOR rate for the period from December 8, 1992, to June 7, 1993, was 3.875%, and the LIBOR rate for the period from June 8, 1993, to December 8, 1993, was 3.4375%. The effect of the interest rate swap agreement was to reduce interest expense in both 1994 and 1993 by $1 million. On December 8, 1993, the company terminated this agreement which resulted in a deferred gain of $3 million to be amortized over the remaining life of the hedged debt. In 1994, $1 million of the gain was recognized as a reduction of interest expense.
         Information regarding short-term debt is as follows:

- ------------------------------------------------------------------------------------------------------
YEARS ENDED JUNE 30 (in thousands)                                   1994           1993          1992
- ------------------------------------------------------------------------------------------------------
Total lines of credit at June 30                                 $483,073       $448,651      $467,049
Available unused credit lines at June 30                         $437,856       $394,636      $422,103
- ------------------------------------------------------------------------------------------------------
Outstanding during the year at month-end:
  Maximum amount outstanding                                     $ 28,884       $ 43,370      $ 24,875
  Average amount outstanding                                     $ 21,549       $ 30,205      $ 21,210
  Weighted average interest rate                                     9.5%          10.0%         12.1%
- ------------------------------------------------------------------------------------------------------
Weighted average interest rate at June 30:
  Highly inflationary economies                                     15.1%           9.8%         15.3%
  Other countries                                                    9.4%           7.3%         12.3%
  Worldwide average                                                  9.5%           7.5%         12.4%
- ------------------------------------------------------------------------------------------------------

         In addition to short-term borrowings, lines of credit are used for letters of credit, debt guarantees, and other purposes. The company had no significant compensating balance requirements or capital lease obligations at June 30, 1994.

COMMITMENTS
Total rental expense was $39 million in both 1994 and 1993, and $37 million in 1992. The company had commitments at June 30, 1994, to expend approximately $18 million for the construction or acquisition of additional property, plant and equipment. Annual future minimum lease payments at June 30, 1994, under noncancelable operating leases are as follows: 1995 - $28 million; 1996 - $22 million; 1997 - $16 million; 1998 - $12 million; 1999 - $11 million; and thereafter - $52 million.

CONTINGENCIES
The company has been named, among others, as a potentially responsible party ("PRP") in administrative proceedings alleging that it may be liable for the costs of correcting environmental conditions at certain hazardous waste sites. At all of the sites, the company is alleged to be a de minimis generator of hazardous wastes, and the company believes that it has limited or no liability for cleanup costs at these sites. The company has also been notified by a state environmental agency that it may be required to investigate the need for remedial work at one of its manufacturing sites. The company is currently conducting such investigations on a voluntary basis.
         Additionally, the company and its subsidiaries have been named as defendants in lawsuits arising from various commercial matters, including product liability and private cost recovery for environmental cleanup expenses. The principal product liability litigation involves a variety of claims arising from the company's heat-tracing and freeze-protection products. The single environmental cost recovery lawsuit in which Raychem has been named as a defendant, along with sixteen other corporate and governmental codefendants, involves the disposal of waste materials at the West Contra Costa County Landfill in Richmond, California.
         Legal proceedings tend to be unpredictable and costly. Based on currently available information, however, management believes that the resolution of pending claims, regulatory inquiries, and legal proceedings will not have a material adverse effect on the company's operating results or financial position.

REPORT OF INDEPENDENT ACCOUNTANTS
================================================================================

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF RAYCHEM CORPORATION

                In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Raychem Corporation and its subsidiaries at June 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a
reasonable basis for the opinion expressed above.   As discussed in the notes
to consolidated financial statements, the company changed its methods of accounting for income taxes and nonpension postretirement benefits in 1993.



PRICE WATERHOUSE LLP
San Jose, California
July 20, 1994

QUARTERLY FINANCIAL DATA (UNAUDITED)

- ---------------------------------------------------------------------------------------------------------------
===============================================================================================================
QUARTER ENDED (in thousands except share data)     SEPTEMBER 30     DECEMBER 31        MARCH 31         JUNE 30
- ---------------------------------------------------------------------------------------------------------------
FISCAL 1994:
  Revenues                                             $355,432        $353,835        $361,278        $390,987
  Gross profit                                          171,702         165,851         165,769         178,390
  Income before income taxes                             18,317           4,731           7,395           3,302
  Net income (loss)                                       6,411           1,656           1,066          (7,454)
- ---------------------------------------------------------------------------------------------------------------
Per share data:
  Net income (loss) per common share                   $   0.15        $   0.04        $   0.02        $  (0.17)
  Cash dividends per common share                          0.08            0.08            0.08            0.08
  Price range of Common Stock(a)                  34 1/8-44 3/8       35 1/4-43   35 3/8-40 3/4   33 1/4-38 3/4
===============================================================================================================
FISCAL 1993:
  Revenues                                             $348,639(b)     $351,958(b)     $324,042        $361,091
  Gross profit                                          169,864(b)      176,894(b)      155,753         172,399
  Income before income taxes and changes
    in accounting principles                             18,820          16,321           2,229           2,214
  Income before changes in accounting principles          3,764           3,264             446             451
  Cumulative effect of changes in accounting
    principles, net of $0 income taxes(c)                 1,700               -               -               -
  Net income                                              5,464           3,264             446             451
- ---------------------------------------------------------------------------------------------------------------
Per share data:
  Earnings per common share:
    Income before changes in accounting principles     $   0.09        $   0.08        $   0.01        $   0.01
    Net income                                             0.14            0.08            0.01            0.01
  Cash dividends per common share                          0.08            0.08            0.08            0.08
  Price range of Common Stock(a)                  29 7/8-40 1/2   35 3/4-44 7/8   38 1/4-44 5/8   36 1/4-46 3/4
===============================================================================================================

(a) The price range of Common Stock is as reported on the New York Stock Exchange composite tape.
(b) Reflects the reclassification of royalty and license income from "other expense, net" to "revenues."
(c) In the third quarter of 1993, the company adopted two new accounting standards. The standards were adopted effective July 1, 1992.
    The table reflects this retroactive adoption.

Raychem Corporation Common Stock is listed on the New York Stock Exchange. The number of stockholders as of August 23, 1994, was 8,001. Dividends have been paid quarterly since the second quarter of fiscal 1978. The closing price of the company's Common Stock on the New York Stock Exchange composite tape on August 23, 1994, was $40 3/4 per share.

TEN-YEAR SUMMARY

- -----------------------------------------------------------------------------------------------------------------------------
=============================================================================================================================

YEARS ENDED JUNE 30
(dollars in thousands except per share amounts)                                       1994              1993             1992
=============================================================================================================================
RAYCHEM CORPORATION Consolidated
=============================================================================================================================
    INCOME DATA
    -------------------------------------------------------------------------------------------------------------------------
    Revenues                                                                    $1,461,532        $1,385,730       $1,301,601
    -------------------------------------------------------------------------------------------------------------------------
    Provision for restructuring and divestitures                                $        -        $        -       $   43,300
    -------------------------------------------------------------------------------------------------------------------------
    Income (loss) before income taxes, extraordinary item
      and changes in accounting principles                                      $   33,745        $   39,584       $   20,835
    -------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                                           $    1,679        $    9,625       $  (24,808)
    =========================================================================================================================
    SHARE DATA
    -------------------------------------------------------------------------------------------------------------------------
    Earnings (loss) per common share                                            $     0.04        $     0.23       $    (0.64)
    -------------------------------------------------------------------------------------------------------------------------
    Cash dividends per common share                                             $     0.32        $     0.32       $     0.32
    -------------------------------------------------------------------------------------------------------------------------
    Cash dividends per Series B share                                           $        -        $        -       $        -
    -------------------------------------------------------------------------------------------------------------------------
    Weighted average number of shares outstanding                               43,290,797        42,232,289       39,030,049
    =========================================================================================================================
    BALANCE SHEET DATA
    -------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                $1,399,015        $1,332,270       $1,392,606
    -------------------------------------------------------------------------------------------------------------------------
    Long-term debt                                                              $  244,681        $  233,853       $  229,768
    -------------------------------------------------------------------------------------------------------------------------
    Total debt                                                                  $  275,548        $  275,562       $  257,763
    -------------------------------------------------------------------------------------------------------------------------
    Stockholders' equity                                                        $  732,924        $  689,504       $  715,188
    -------------------------------------------------------------------------------------------------------------------------
    Increase (decrease) in debt net of cash                                     $   55,842        $   32,715       $  (57,610)
    =========================================================================================================================
    OTHER SIGNIFICANT MEASURES
    -------------------------------------------------------------------------------------------------------------------------
    Gross profit as a percent of product sales                                       46.7%             48.2%            48.2%
    -------------------------------------------------------------------------------------------------------------------------
    Research and development expense as a percent of revenues                         9.3%              9.3%            10.8%
    -------------------------------------------------------------------------------------------------------------------------
    Selling, distribution and administrative expense as a percent of revenues        33.6%             34.6%            33.6%
    -------------------------------------------------------------------------------------------------------------------------
    Net debt as a percent of stockholders' equity                                    26.9%             20.5%            15.2%
    -------------------------------------------------------------------------------------------------------------------------
    Number of employees                                                             10,769            10,772           11,187
    -------------------------------------------------------------------------------------------------------------------------
    Revenues per average number of employees                                    $      136        $      126       $      115
=============================================================================================================================
RAYNET CORPORATION
=============================================================================================================================
    Revenues                                                                    $   57,784        $    9,671       $   16,594
    -------------------------------------------------------------------------------------------------------------------------
    Net (loss) income                                                           $ (102,993)       $  (92,551)      $  (89,334)
    -------------------------------------------------------------------------------------------------------------------------
    (Loss) earnings per Raychem common share                                    $    (2.38)       $    (2.19)      $    (2.29)
    -------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                $  109,544        $   79,630       $   54,094
    -------------------------------------------------------------------------------------------------------------------------
    Stockholders' equity (deficit)                                              $   54,012        $   36,264       $    8,473
    -------------------------------------------------------------------------------------------------------------------------
    Number of employees                                                                796               808              740
    -------------------------------------------------------------------------------------------------------------------------
    *Cash exceeded debt at June 30.
     Notes: 1985-1987 have been restated to reflect the three-for-one stock split effective on November 2, 1987.
            Prior years have been restated to reflect reclassification of royalty and licensing income from "other expense, net" to "revenues."
            Raynet Corporation was incorporated in 1988.
- -----------------------------------------------------------------------------------------------------------------------------
                                                                             (1991 through 1985 continued on following page)

- ---------------------------------------------------------------------------------------------------------------
===============================================================================================================


      1991             1990             1989             1988             1987             1986            1985
===============================================================================================================


===============================================================================================================

- ---------------------------------------------------------------------------------------------------------------
$1,250,772       $1,114,713       $1,083,028       $1,094,733        $ 944,434         $797,632        $679,770
- ---------------------------------------------------------------------------------------------------------------
$    3,697       $   90,000       $        -       $        -        $       -         $      -        $      -
- ---------------------------------------------------------------------------------------------------------------
$   (3,109)      $  (86,261)      $   63,767       $  169,304        $ 100,821         $ 65,490        $ 40,658
- ---------------------------------------------------------------------------------------------------------------
$  (23,429)      $ (111,398)      $   36,347       $  125,285        $  73,599         $ 48,790        $ 29,195
===============================================================================================================

- ---------------------------------------------------------------------------------------------------------------
$    (0.63)      $    (3.12)      $     1.04       $     3.69        $    2.25         $   1.55        $   0.96
- ---------------------------------------------------------------------------------------------------------------
$     0.32       $     0.32       $     0.30       $     0.22        $    0.15         $   0.15        $   0.15
- ---------------------------------------------------------------------------------------------------------------
$        -       $        -       $     0.01       $     0.03        $    0.02         $   0.02        $   0.02
- ---------------------------------------------------------------------------------------------------------------
37,134,161       35,708,523       34,928,935       33,979,365       32,738,442       31,508,283      30,430,224
===============================================================================================================

- ---------------------------------------------------------------------------------------------------------------
$1,234,860       $1,270,834       $1,172,783       $1,148,975        $ 926,920         $785,592        $667,351
- ---------------------------------------------------------------------------------------------------------------
$  233,347       $   31,087       $   29,029       $   35,458        $  22,377         $ 54,088        $ 59,315
- ---------------------------------------------------------------------------------------------------------------
$  265,340       $  212,954       $  130,294       $  129,246        $ 132,409         $149,603        $149,557
- ---------------------------------------------------------------------------------------------------------------
$  651,973       $  690,467       $  734,286       $  722,155        $ 570,946         $452,464        $355,838
- ---------------------------------------------------------------------------------------------------------------
$   90,589       $   98,633       $  (19,132)      $  (80,857)       $ (57,859)        $  4,921        $ 80,628
===============================================================================================================

- ---------------------------------------------------------------------------------------------------------------
     48.5%            49.6%            52.8%            54.3%            52.2%            53.3%           55.9%
- ---------------------------------------------------------------------------------------------------------------
     11.2%            11.0%            11.1%             7.7%             7.3%             8.3%           10.5%
- ---------------------------------------------------------------------------------------------------------------
     35.8%            37.5%            36.7%            32.8%            33.2%            34.5%           38.1%
- ---------------------------------------------------------------------------------------------------------------
     25.5%            11.0%                *                *            13.5%            29.9%           36.6%
- ---------------------------------------------------------------------------------------------------------------
    11,406           11,065           11,451           10,909            9,899            9,928           9,514
- ---------------------------------------------------------------------------------------------------------------
$      111        $      99        $      97       $      105         $     95         $     82        $     74
===============================================================================================================

===============================================================================================================
$   11,500        $   7,625        $   2,960       $   25,160         $      -         $      -        $      -
- ---------------------------------------------------------------------------------------------------------------
$  (73,959)       $ (64,484)       $ (54,307)      $    2,562         $      -         $      -        $      -
- ---------------------------------------------------------------------------------------------------------------
$    (1.99)       $   (1.81)       $   (1.55)      $     0.08         $      -         $      -        $      -
- ---------------------------------------------------------------------------------------------------------------
$   62,181        $  25,922        $  36,633       $   85,058         $      -         $      -        $      -
- ---------------------------------------------------------------------------------------------------------------
$   24,088        $ (81,936)       $ (17,454)      $   36,861         $      -         $      -        $      -
- ---------------------------------------------------------------------------------------------------------------
       593              455              354               83                -                -               -
- ---------------------------------------------------------------------------------------------------------------





- ---------------------------------------------------------------------------------------------------------------

FINANCIAL REVIEW
- -------------------------------------------------------------------------------
RESULTS OF OPERATIONS
OVERVIEW
The company reported net income of $2 million, or $0.04 per share, for 1994, compared to $10 million, or $0.23 per share, in 1993 and to a net loss of $25 million, or $0.64 per share, in 1992.
         Several unusual transactions have affected core business results in the last three years. Pretax income for 1994 included charges of $6 million for plant consolidation and severance costs. Results for 1993 included charges of $17 million for plant closing and severance costs, $9 million in one-time license fee income, and a gain of $4 million from the sale of the remaining portion of the company's equity interest in Mitek Surgical Products, Inc. (Mitek). Results for 1992 included a pretax charge of $42 million for restructuring and divestitures, and gains of $35 million from the sale of land and buildings, $4 million in one-time license fee income, and $11 million from the sale of Mitek stock. Excluding these and other unusual transactions and the effect of Raynet Corporation (Raynet), Raychem's "ongoing" pretax income was $143 million in 1994, compared to $136 million in 1993 and $104 million in 1992.
         Raychem's results for the past three years are summarized as follows:

- -------------------------------------------------------------------------------------
PRETAX INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND CHANGES IN ACCOUNTING PRINCIPLES
YEARS ENDED JUNE 30 (in millions)                           1994      1993       1992
- -------------------------------------------------------------------------------------
Core business
  ''Ongoing'' pretax income                                 $143      $136       $104
  One-time license fees                                        -         9          4
  Provisions for restructuring and divestitures                -         -        (42)
  Gains on sale of assets                                      -         4         46
  Plant closing, severance, and other charges*                (6)      (17)        (2)
- -------------------------------------------------------------------------------------
Core business pretax income                                  137       132        110
Raynet pretax loss                                          (103)      (92)       (89)
- -------------------------------------------------------------------------------------
Consolidated                                                $ 34      $ 40       $ 21
- -------------------------------------------------------------------------------------

*Primarily for plant consolidation and severance in 1994 and 1993 and for product line shutdowns in 1992.
         Despite the impact of adverse currency movements, the company achieved its primary objectives for 1994: continued growth and higher pretax profitability in the core business. Additionally, the company continued to fund Raynet with cash generated internally by the core business. Raynet also reached two important milestones in 1994: significant revenue growth as volume shipments commenced, and further expansion of its business activities with NYNEX, a regional Bell operating company.
         The provision for income taxes in 1994 of $32 million reflects an annual effective tax rate of 95%, which is higher than the 80% tax rate in 1993. The higher tax rate in 1994 reflects higher U.S. losses, primarily due to Raynet, compared with 1993, which included U.S. non-recurring gains from the sale of certain investments. The provision for income taxes results primarily from profitable non-U.S. operations.
         In July 1994, the company announced the signing of a memorandum of understanding with Ericsson, a Swedish telecommunications company, to create a joint venture that will design, manufacture, and market fiber-optic access network systems worldwide. The joint venture, to be headquartered in Menlo Park, California, will assume the business operations of Raynet. The joint venture will be owned 51% by Ericsson and 49% by Raychem and is expected to commence during calendar 1994, subject to completing definitive agreements, obtaining regulatory approvals, and restructuring Raynet's existing technology agreement with BellSouth Enterprises, Inc. (BSE). If consummated, these transactions are anticipated to result in a net charge to earnings.
         The following discussion of the results of operations is based on the company's business segments - electronics, industrial, and telecommunications (which, along with the corporate groups, are referred to collectively as the "core business") - and on Raynet. The condensed consolidating financial statements on pages 26-28 supplement the discussion.
CORE BUSINESS OPERATIONS
REVENUES AND GROSS PROFIT
Core business revenues for 1994 increased 2% to $1,404 million from $1,376 million in 1993, which was an increase of 7% over 1992. Revenues would have increased 7% from 1993 to 1994, and 6% from 1992 to 1993, if foreign currency exchange rates had remained constant in those years. Gross profit as a percent of revenues for the company's core business was 50% in 1994, unchanged from 1993 and up from 49% in 1992.
ELECTRONICS
Revenues in the electronics segment increased 4% to $522 million in 1994 from $503 million in 1993, while constant currency growth was 6%. Revenues in 1994 included $3 million in license fees and royalty income,

                         [ARTWORK]          [ARTWORK]
down from $11 million ($9 million of which were one-time license fees) in 1993. In 1994, decreases in worldwide defense sales were more than offset by growth in sales of PolySwitch devices and touchscreen products. Several of the segment's divisions increased business with the automotive market, reporting higher sales of PolySwitch devices, wire and cable, and molded parts. Prices generally decreased in 1994 in many of the segment's markets, principally due to increasing competitive price pressure. Gross profit as a percent of revenues for the electronics segment increased two percentage points in 1994, primarily the result of improved manufacturing capabilities and higher volumes for PolySwitch devices. Restructuring and plant consolidation activities in previous years also helped to improve profitability within the Thermofit and Wire and Cable divisions.
         Revenues in 1993 were $503 million, up from $494 million in 1992. Revenues in 1993 included $11 million in license fees and royalty payments, up from $5 million ($4 million of which was a one-time license fee) in 1992. In 1993, decreases in worldwide defense sales were offset by growth in sales of PolySwitch devices to several markets and growth in sales of many of the segment's products, including PolySwitch devices, to the automobile, computer, and communications markets. Prices generally decreased in 1993 in many of the segment's markets, principally due to a shift in product mix from defense to lower-margin commercial business, and to competitive price pressure. Gross profit as a percent of revenues for the electronics segment increased in 1993, primarily the result of cost reductions realized from the segment's prior restructuring and plant consolidation activities. In addition, improved manufacturing capabilities resulted in increased profitability on sales of PolySwitch devices, connector products, and touchscreen products. These improvements were somewhat offset by additional plant closing and severance charges in 1993.

INDUSTRIAL
Revenues in the industrial business segment for 1994 grew 2% to $452 million from $443 million in 1993, while constant currency growth for the segment was 8%. The segment's Electrical Products Division (EPD) increased sales in Asia and North America. Revenues were also up in Ultratec, the segment's pipeline accessory division, as it benefited from significant projects, notably in Mexico and India. In addition, the unusually harsh winter conditions in North America contributed to North American sales growth for the Chemelex division. Europe's continuing recession and adverse currency movements moderated the reported revenue growth experienced across the segment's divisions. Prices generally declined in 1994 in many of the segment's markets. Nevertheless, gross profit as a percent of revenues in the industrial segment improved slightly in 1994 from 1993 due to higher manufacturing yields and improved efficiency, notably in EPD and Chemelex, partially offset by lower margin business within Ultratec.
         Revenues for the segment of $443 million in 1993 were up 7% from $413 million in 1992. Revenues for Ultratec grew more than 13%, mainly due to improved sales to the utility industry and revenues from major pipeline projects. EPD sales improved because of strong demand in Asia. Sales of Chemelex products were flat from 1992 to 1993 mainly due to sluggish economies in Europe. Gross profit as a percent of segment revenues decreased slightly in 1993 from 1992 due to lower sales of high-margin Chemelex products in Europe and severance charges related to the 1993 downsizing of EPD's Shannon, Ireland, plant as part of the division's rationalization of manufacturing capabilities.

TELECOMMUNICATIONS
Revenues in the telecommunications business segment were unchanged in 1994 from $430 million in 1993, although growth was 6% on a constant currency basis. Sales growth in Asia, Latin America, and Spain was offset by adverse currency fluctuations and lower revenues in several European countries. Prices decreased slightly in 1994 due to increased competition in the segment's market. Gross profit as a percent of revenues in 1994 for the telecommunications segment - down over two percentage points - was impacted by adverse currency fluctuations and the costs of restructuring the segment's European manufacturing operations. The segment's fourth quarter 1994 revenues were down from those of the prior year's quarter, due principally to slower spending by customers in Germany and the U.S. If this trend continues, revenues and gross profit for the segment may be lower in early fiscal 1995 as compared to those of the prior year.
         Revenues grew 14% in 1993 to $430 million from $378 million in 1992. The increase in 1993 revenues resulted from increased sales to U.S. telephone companies and significantly higher sales in Argentina and the People's Republic of China (PRC). German sales decreased 30% in 1993 from 1992 as the local telephone company drew down high levels of inventory. Gross profit as a percent of segment revenues in 1993 was essentially unchanged from 1992. An increase in the gross profit margin due to a more favorable geographic sales mix was offset by a deterioration of the Chinese currency.

SPECIAL CHARGES
The company has implemented a number of programs over the past three years to restructure the core business. These actions are in response to declining worldwide defense sales, expanding commercial opportunities, and product shifts within our markets. The company has streamlined manufacturing capabilities, realigned its sales force, and divested nonstrategic businesses.

         Major programs have been classified as "provision for restructuring and divestitures" in the consolidated statement of operations. Periodic plant closing and severance costs have been included in "cost of goods sold," "research and development expense," or "selling, distribution and administrative expense," as appropriate.

PROVISION FOR RESTRUCTURING AND DIVESTITURES
The core business incurred a pretax charge of $28 million for restructuring in the fourth quarter of 1992. A significant portion of this restructuring charge
- - $24 million - was due to the electronics segment's accelerated efforts to realign its business toward a more commercial focus. The segment's restructuring charge included $13 million for severance costs, primarily related to the commercial reorientation of the sales force and reconfiguration of electronics into three functionally integrated divisions. The remaining electronics charge of $11 million related to plant consolidations and the shutdown of unprofitable product lines. In addition, in the industrial segment, EPD provided $3 million for the relocation of part of its Menlo Park, California, operations to Delaware and for other plant consolidations. In total, these actions provided for a workforce reduction of approximately 460 employees.
         In the fourth quarter of 1992, the company completed the sale of the fluid fittings portion of its shape-memory alloy business for $1 million in cash and a promissory note for $3 million. The company retained the portion of the business devoted to the manufacturing of components for surgical instruments and other products for the medical market.
         In the second quarter of 1992, the company provided $8 million to discontinue the operations of its Taliq subsidiary. Included in the charge were severance payments and estimated operating losses through the anticipated shutdown date. Taliq ceased commercial operations in January 1993.
         In the first quarter of 1992, the company concluded that a sale of the High Density Interconnect (HDI) unit of Advanced Packaging Systems could not be completed at an acceptable selling price, and provided $5 million to discontinue operations. HDI was shutdown in February 1992.

SEVERANCE AND OTHER CHARGES
In 1994, the company's telecommunications business segment incurred a $6 million charge for the restructuring of its European manufacturing operations, primarily related to a workforce reduction of approximately 90 employees. The $6 million charge, reflected as $4 million in "cost of goods sold" and $2 million in "selling, distribution and administrative expense," is expected to result in $4 million of cost savings in 1995. Further actions to restructure manufacturing, improve profitability, and address the changing telecommunications marketplace are being considered.
         In 1993, the company's electronics and industrial business segments incurred $17 million in severance and plant shutdown costs as part of the continued rationalization of manufacturing capabilities. Among other actions, the electronics segment provided for the shutdown of its Puerto Rico plant and the industrial segment for the downsizing of its Shannon, Ireland, facility. These actions provided for a workforce reduction of approximately 425 employees. The charge was reported as $11 million in "cost of goods sold" and $6 million in "selling, distribution and administrative expense."

RESEARCH AND DEVELOPMENT EXPENSE
Raychem continues to invest in product development. Research and development (R&D) expense for the core business totaled $95 million in 1994, up from $89 million in 1993 and $85 million in 1992. R&D expense represented 7% of revenues in 1994, compared to 6% in 1993 and 7% in 1992.

SELLING, DISTRIBUTION AND ADMINISTRATIVE EXPENSE
Selling, distribution and administrative (SD&A) expense as a percent of revenues was 32% in 1994, unchanged from 1993 and 1992. While the percentage of revenues was unchanged, SD&A expenses in 1994 and 1993 reflect the reinstatement of salary increases and bonus payments. The telecommunications business segment incurred higher spending as a percentage of revenues in 1993 compared to 1992 to support increased sales activity in Latin America and Asia, while electronics' spending decreased as a result of prior restructuring actions.

OTHER EXPENSE, NET
Other expense, net, consists primarily of amortization of intangible assets, net foreign exchange gains and losses, bank charges, gains and losses on the disposition of fixed assets and investments, and certain other nonoperating items. Other expense, net of income items, was $8 million in 1994, $11 million in 1993, and $5 million in 1992. The decrease from 1993 to 1994 is due principally to lower net foreign exchange losses. The increase from 1992 to 1993 is primarily due to increased net foreign exchange losses and lower gains on the sale of Mitek stock.

INCOME TAXES
The core business' provision for income taxes was $32 million, $31 million, and $37 million in 1994, 1993, and 1992, respectively. The provision for income taxes in each of these years resulted primarily from profitable non-U.S. operations. The provision for income taxes in 1994 was higher than in 1993 due to higher non-U.S. income. The provision for income taxes in 1993 was lower than in 1992 due to reduced operating profit from European operations.

        [ARTWORK]                                       [ARTWORK]

EXTRAORDINARY ITEM
In the second quarter of 1992, the company recorded an $8 million extraordinary charge reflecting the company's funding of a class action shareholder suit settlement. For details, see "Extraordinary Item - Settlement of Class Action Litigation" in the notes to the consolidated financial statements.
CHANGES IN ACCOUNTING PRINCIPLES
Effective July 1, 1992, the company adopted two new standards of the Financial Accounting Standards Board. Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," requires accrual accounting for the expected future cost of company-provided health care for retirees. Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," changed the method of accounting for income taxes to an asset and liability method from a deferred method. The net cumulative effect of adopting these two standards was to increase 1993 net income by $2 million. See the notes to the consolidated financial statements for details.
NEW ACCOUNTING STANDARD
In November 1992, the Financial Accounting Standards Board issued Statement No. 112, "Employers' Accounting for Postemployment Benefits." The statement changes the method of accounting for certain postemployment benefits from a cash to an accrual basis. The statement must be adopted in the first quarter of 1995. The company expects this change in accounting principle to result in a $1 million to $2 million charge to earnings. The ongoing effect on expense and cash flow is not expected to be material.
ENVIRONMENTAL MATTERS
It is the company's policy to take responsibility for protecting the environment and to comply with all governmental regulations. Such regulations continue to evolve throughout the world, and changes in regulation can affect the company's manufacturing processes as well as the cost, availability, and use of raw materials. The company does not expect compliance with environmental regulations to have a material effect on capital expenditures or operating results in 1995; however, changes in regulation or in the availability or cost of raw materials, or other unknown factors or events, may have a material adverse effect on capital expenditures or operating results.
RAYNET OPERATIONS
Revenues at Raynet increased to $58 million in 1994 from $10 million in 1993 and $17 million in 1992. Revenues in 1994 principally resulted from the previously announced OPAL '93 contract with the German telephone company, Deutsche Bundespost Telekom (DBPT), and volume shipments to NYNEX. Revenues in 1993 were derived primarily from field trial installations, first office applications, and RIDES software licensing arrangements. Results for 1992 included revenues from development contracts for European markets and trial installations in both the U.S. and Europe.
         R&D expense at Raynet was $41 million, $40 million, and $55 million in 1994, 1993, and 1992, respectively. The decrease in R&D expense in 1993 from 1992 represents a shift of costs to "cost of goods sold" as Raynet commenced its transition from the development phase to commercial production.
         Raynet's SD&A expense increased to $39 million in 1994 from $35 million in 1993 because of higher international sales and marketing spending, and employee severance costs. Raynet's SD&A expense increased to $35 million in 1993 from $30 million in 1992 in support of increased field trial activity and in preparation for volume shipments.
         Net interest expense of $3 million in both 1993 and 1992 was principally related to an investment in Raynet International by BSE (see the "Raynet" note to the consolidated financial statements). Due to Raychem's repurchase of BSE's interest, this amount was paid directly to Raychem in 1994.
         Raynet capitalized $4 million, $8 million, and $4 million of software development costs in 1994, 1993, and 1992, respectively, for its domestic and international operating systems and system support software. Amortization of certain of these costs began in 1993 and 1994 as the related products were made available for sale.
         In the second quarter of 1994, Raynet recorded a $2 million severance provision reflecting a restructuring and workforce reduction of approximately 80 people throughout the organization. Raynet recorded a $1 million restructuring charge in the fourth quarter of 1992 for the severance of approximately 40 people to realign the employee skill mix to focus on volume commercial sales.
         In the third quarter of 1993, Raynet commenced activities associated with the previously announced OPAL '93 contract with DBPT to supply fiber-in-the-local-loop equipment and related installation services to the eastern states of Germany. This contract is for approximately 48,500 lines. Billings for installation services provided by subcontractors have been recorded as an offset to the related project expense. Product sales revenue on this contract is recognized as product is installed and accepted by the customer. In 1994, all of the product under this contract was shipped. Revenue was recognized for approximately 35,000 lines. Revenue on the balance of the contract is expected to be recognized in the second half of calendar 1994 following installation and customer acceptance.

         In June 1993, Raynet received a contract award from DBPT for equipment and related installation of approximately 100,000 lines under the OPAL '94 program. Shipments and installation work under this contract will begin in the second half of calendar 1994.

         In August 1993, Raynet received an order from NYNEX for the deployment of approximately 130,000 lines in the northeastern United States. In 1994, revenue was recognized for approximately 75,000 lines. Revenue for the balance of the order will be recognized through the second half of calendar 1994.

         In July 1994, Raynet and Pulse Communications, Inc., a subsidiary of Hubbell Incorporated, terminated their cooperative marketing and development arrangement to develop and sell an integrated loop access system. The development and marketing of this product will become part of the proposed joint venture with Ericsson.

LIQUIDITY AND CAPITAL RESOURCES

CONSOLIDATED
The company met its objective of funding its investment in Raynet with cash generated by the core business. Debt net of cash increased by $56 million to $197 million at June 30, 1994, from $142 million at June 30, 1993. Debt net of cash increased by $33 million in 1993. The increase in debt net of cash in 1994 resulted from increases in accounts receivable and inventories, higher capital spending, and a $20 million funding of the company's U.S. pension plan, offset by increases in accounts payable and accrued liabilities, lower tax payments, and the effect of a large tax refund in the United Kingdom. The 1993 increase in debt net of cash resulted from improved operating profit, offset by increased tax payments, the $30 million repurchase of Raynet's minority interest (see below), increased spending on restructuring and divestitures, and lower proceeds from the sale of land and investments.

         In June 1993, Raychem repurchased all of the preferred stock in Raynet International Inc. (RNI), a subsidiary of Raynet, previously held by BSE. As a result of this $30 million purchase, Raynet and RNI are now essentially wholly owned by the company and its consolidated subsidiaries. Accordingly, at June 30, 1994 and 1993, there remains no minority interest related to the RNI preferred stock.

         Net interest expense was $13 million in 1994, compared to $15 million in both 1993 and 1992. Net interest expense was lower in 1994 due to the payment of the RNI preferred stock dividend by Raynet directly to Raychem.

         In 1993, the company received $4 million from the sale of the remaining portion of the company's investment in Mitek and $7 million from the sale of various fixed assets. The company received $56 million from asset sales in 1992, primarily from the sale of undeveloped land at its Menlo Park, California, headquarters for $39 million in the third quarter and from the sale of Mitek stock for $12 million.








































         In February 1991, the company entered into a $210 million privately placed debt agreement. The borrowing carries an interest rate of 9.55% and matures on March 1, 1996. This agreement and most of the company's short-term borrowing arrangements include covenants which, among other things, include a minimum net worth requirement, a dividend restriction, and a fixed charge coverage ratio. The company may choose to refinance this debt before maturity and anticipates no problem in doing so. Refinancing the debt prior to maturity would result in a prepayment penalty and a corresponding charge to earnings, but it is anticipated that interest expense would be reduced in future periods.

         In December 1992, the company entered into an interest rate swap agreement with a financial institution. The swap agreement effectively converted $100 million of notional principal amount from a fixed to a floating interest rate. The effect of this interest rate swap was to reduce net interest expense in both 1993 and 1994 by $1 million. In December 1993, the company terminated the swap agreement. The termination resulted in a gain of $3 million, which has been deferred and will be amortized over the remaining life of the hedged debt.

         Proceeds from the issuance of Common Stock to employees participating in the company's employee stock purchase plan and stock option plans amounted to $34 million in 1994. The company's quarterly cash dividend has been paid consistently since the second quarter of 1978. During 1994, the company paid $14 million in dividends to its stockholders, and expects to continue to pay dividends in the foreseeable future.

         At June 30, 1994, the company had $78 million in cash and cash equivalents, $315 million in committed credit facilities (of which $3 million was utilized), and $168 million in various uncommitted credit facilities (of which $42 million was utilized). The combination of cash and cash equivalents, available lines of credit, and future cash flows from operations are expected to be sufficient to satisfy substantially all of the company's needs for working capital, normal capital expenditures, and anticipated dividends. The future cash requirements of Raynet will be determined as the definitive agreements and terms of the proposed Ericsson joint venture are finalized. The proposed joint venture with Ericsson should reduce the company's losses in 1995 resulting from Raynet's operations, and lower its Raynet funding requirements.

CORE BUSINESS
Cash provided by operations in the core business improved to $151 million in 1994 from $126 million in 1993, but was down from $159 million in 1992. The increase in 1994 resulted from decreased spending for restructuring and divestitures, lower tax payments, and a large tax refund in the United Kingdom, partially offset by increases in accounts receivable and a $20 million funding of the U.S. pension plan. The decrease in 1993

                    [ARTWORK]                    [ARTWORK]
resulted from improved operating profits offset by increased tax payments and increased spending on restructuring and divestitures.
         Inventory as measured by the number of days of inventory on hand improved to 114 days for 1994 from 117 days for 1993. Receivables as measured by the number of billing days outstanding were 65 days at June 30, 1994, up from 54 days at June 30, 1993. The increase in receivables days outstanding resulted from changes in receivables mix and collection patterns among certain countries where customary payment terms are protracted.
         Capital expenditures as a percent of revenues were 7% in 1994, compared with 6% in both 1993 and 1992. Investments in core business property, plant and equipment totaled $93 million, $79 million, and $80 million in 1994, 1993, and 1992, respectively. The increase in 1994 was due to spending on a number of projects, including new manufacturing facilities in Japan and the PRC, as well as on new PolySwitch capacity in Menlo Park. Capital expenditures in 1995 are expected to be about 7% of revenues.

RAYNET
Net cash used in operating and investing activities at Raynet increased to $136 million in 1994, up from $80 million in 1993 and $107 million in 1992. The higher cash needs in 1994 resulted from a larger operating loss and increases in accounts receivable and inventories as volume shipments commenced. The lower cash needs in 1993 resulted from the collection of a $12 million receivable from DBPT for development contracts and lower capital expenditures. The future cash requirements of Raynet will be determined as the definitive agreements and terms of the proposed Ericsson joint venture are finalized.
         Capital expenditures totaled $11 million in both 1994 and 1993, compared to $13 million in 1992. Capital expenditures are expected to increase in 1995 as further investments are made to support volume deployment.
         In the fourth quarter of 1993, Raynet received a $168 million capital injection from Raychem. Proceeds were used to pay down existing intercompany debt and to partially fund expenditures in 1994. The intercompany debt at June 30, 1994, of $122 million is reflected as equity since Raychem intends to capitalize this debt.

===================================================================================================================
CONDENSED CONSOLIDATING BALANCE SHEETS
===================================================================================================================
                                                       AT JUNE 30, 1994                        AT JUNE 30, 1993
                                               -------------------------------      -------------------------------
                                                     CORE                 CON-            CORE                 CON-
(in thousands)                                   BUSINESS    RAYNET SOLIDATED*        BUSINESS   RAYNET  SOLIDATED*
- -------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                    $   75,384  $  2,706 $   78,090      $  116,115  $17,831  $  133,946
  Other current assets                            590,438    67,414    657,852         560,170   21,303     581,473
- -------------------------------------------------------------------------------------------------------------------
Total current assets                              665,822    70,120    735,942         676,285   39,134     715,419
- -------------------------------------------------------------------------------------------------------------------
Net property, plant and equipment                 507,474    27,005    534,479         474,544   27,269     501,813
Investment in Raynet                               54,012         -          -          36,264        -           -
Other assets                                      116,175    12,419    128,594         101,811   13,227     115,038
- -------------------------------------------------------------------------------------------------------------------
Total assets                                   $1,343,483  $109,544 $1,399,015      $1,288,904  $79,630  $1,332,270
===================================================================================================================
Liabilities and Stockholders' Equity
Current liabilities:
  Notes payable to banks                       $   24,183  $  2,803 $   26,986      $   38,557  $     -  $   38,557
  Intercompany accounts payable (receivable)      (12,532)   12,532          -         (11,372)  11,372           -
  Accounts payable                                 61,939    21,197     83,136          56,170   10,131      66,301
  Other current liabilities                       194,969    19,000    213,969         187,875   21,863     209,738
- -------------------------------------------------------------------------------------------------------------------
Total current liabilities                         268,559    55,532    324,091         271,230   43,366     314,596
- -------------------------------------------------------------------------------------------------------------------
Long-term debt                                    244,681         -    244,681         233,853        -     233,853
Other long-term liabilities                        93,058         -     93,058          91,879        -      91,879
Minority interest                                   4,261         -      4,261           2,438        -       2,438
Stockholders' equity                              732,924    54,012    732,924         689,504   36,264     689,504
- -------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity     $1,343,483  $109,544 $1,399,015      $1,288,904  $79,630  $1,332,270
===================================================================================================================

*Consolidated balances reflect eliminations of intercompany transactions.

=====================================================================================================================
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
=====================================================================================================================
YEARS ENDED JUNE 30 (in thousands)                                      CORE BUSINESS          RAYNET    CONSOLIDATED
- ---------------------------------------------------------------------------------------------------------------------
1994
Revenues                                                                   $1,403,748       $  57,784      $1,461,532
Cost of goods sold                                                            701,874          77,946         779,820
Research and development expense                                               95,341          41,278         136,619
Selling, distribution and administrative expense                              452,587          38,976         491,563
Interest expense, net                                                           9,796           2,966          12,762
Other expense (income), net                                                     7,736            (713)          7,023
- ---------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                             136,414        (102,669)         33,745
Provision for income taxes                                                     31,742             324          32,066
- ---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                          $  104,672       $(102,993)     $    1,679
=====================================================================================================================
1993
Revenues                                                                   $1,376,059       $   9,671      $1,385,730
Cost of goods sold                                                            687,175          23,645         710,820
Research and development expense                                               88,612          40,380         128,992
Selling, distribution and administrative expense                              445,297          34,592         479,889
Interest expense, net                                                          11,861           3,006          14,867
Other expense, net                                                             11,238             340          11,578
- ---------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and changes in accounting principles        131,876         (92,292)         39,584
Provision for income taxes                                                     31,400             259          31,659
- ---------------------------------------------------------------------------------------------------------------------
Income (loss) before changes in accounting principles                         100,476         (92,551)          7,925
- ---------------------------------------------------------------------------------------------------------------------
Cumulative effect of changes in accounting principles,
  net of $0 income taxes                                                        1,700               -           1,700
- ---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                          $  102,176       $ (92,551)     $    9,625
=====================================================================================================================
1992
Revenues                                                                   $1,285,007       $  16,594      $1,301,601
Cost of goods sold                                                            655,220          16,768         671,988
Research and development expense                                               85,187          54,890         140,077
Selling, distribution and administrative expense                              407,435          29,678         437,113
Provision for restructuring and divestitures                                   41,900           1,400          43,300
Interest expense, net                                                          12,061           2,534          14,595
Gain on sale of land                                                          (31,600)              -         (31,600)
Other expense, net                                                              4,695             598           5,293
- ---------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and extraordinary item                      110,109         (89,274)         20,835
Provision for income taxes                                                     37,333              60          37,393
- ---------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item                                        72,776         (89,334)        (16,558)
- ---------------------------------------------------------------------------------------------------------------------
Extraordinary item - funding of class action litigation settlement,
  net of $0 income taxes                                                       (8,250)              -          (8,250)
- ---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                          $   64,526       $ (89,334)     $  (24,808)
=====================================================================================================================

==========================================================================================================
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
==========================================================================================================
YEARS ENDED JUNE 30 (in thousands)                           CORE BUSINESS         RAYNET     CONSOLIDATED
- ----------------------------------------------------------------------------------------------------------
1994
Net cash provided by (used in) operating activities              $ 151,354      $(125,570)       $  25,784
- ----------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Investment in property, plant and equipment                      (93,298)       (10,758)        (104,056)
  Disposition of property, plant and equipment                       4,032            462            4,494
  Proceeds from sale of investment                                     873              -              873
- ----------------------------------------------------------------------------------------------------------
Net cash used in investing activities                              (88,393)       (10,296)         (98,689)
- ----------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Payments of debt, net of proceeds                                 (2,340)             -           (2,340)
  Proceeds from (payment of) intercompany loans                   (120,478)       120,478                -
  Common Stock issued under employee benefit plans                  34,071              -           34,071
  Repayments of stockholder notes receivable                           117              -              117
  Cash dividends                                                   (13,624)             -          (13,624)
- ----------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities               (102,254)       120,478           18,224
- ----------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and
  cash equivalents                                                  (1,438)           263           (1,175)
- ----------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents                            $ (40,731)     $ (15,125)       $ (55,856)
==========================================================================================================
1993
Net cash provided by (used in) operating activities              $ 125,896      $ (69,421)       $  56,475
- ----------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Investment in property, plant and equipment                      (78,509)       (11,036)         (89,545)
  Disposition of property, plant and equipment                       6,608            355            6,963
  Repurchase of Raynet minority interest                           (30,000)             -          (30,000)
  Proceeds from sale of investment                                   3,774              -            3,774
- ----------------------------------------------------------------------------------------------------------
Net cash used in investing activities                              (98,127)       (10,681)        (108,808)
- ----------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from debt, net of payments                               21,626              -           21,626
  Proceeds from (payment of) intercompany loans                     72,637        (72,637)               -
  Sale of Raynet capital stock to Raychem                         (167,830)       167,830                -
  Common Stock issued under employee benefit plans                  35,570              -           35,570
  Repayments of stockholder notes receivable                         2,880              -            2,880
  Cash dividends                                                   (13,156)             -          (13,156)
- ----------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                (48,273)        95,193           46,920
- ----------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and
  cash equivalents                                                  (9,652)           149           (9,503)
- ----------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                 $ (30,156)     $  15,240        $ (14,916)
==========================================================================================================
1992
Net cash provided by (used in) operating activities              $ 158,648      $ (93,450)       $  65,198
- ----------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Investment in property, plant and equipment                      (79,683)       (13,134)         (92,817)
  Disposition of property, plant and equipment                      43,144              -           43,144
  Proceeds from sale of investment                                  12,455              -           12,455
- ----------------------------------------------------------------------------------------------------------
Net cash used in investing activities                              (24,084)       (13,134)         (37,218)
- ----------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Payments of debt, net of proceeds                                 (8,644)             -           (8,644)
  Proceeds from (payment of) intercompany loans                    (73,831)        73,831                -
  Common Stock repurchased                                          (3,396)             -           (3,396)
  Common Stock issued under employee benefit plans                  35,408              -           35,408
  Repayments of stockholder notes receivable                         5,238              -            5,238
  Cash dividends                                                   (12,486)             -          (12,486)
- ----------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                (57,711)        73,831           16,120
- ----------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and
  cash equivalents                                                   6,045           (112)           5,933
- ----------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                 $  82,898      $ (32,865)       $  50,033
==========================================================================================================

                                                                        APPENDIX

                            OMITTED GRAPHIC MATERIAL

The following graphic material, included in the original paper format, has been excluded from the electronic filing of the 1994 Annual Report (Exhibit 13 to this filing). Item (a) appears in the Note entitled "Worldwide Operations" of the 1994 Annual Report, and items (b) through (i) appear in the section entitled "Financial Review" of the 1994 Annual Report.

(a)      REVENUES BY CUSTOMER LOCATION 1994
         A proportional pie chart (in millions) depicting: U.S./Canada $493; Europe $572; Asia/Pacific $223; and Rest of World $174.

(b)      "ONGOING" PRETAX INCOME (Excludes Raynet)
         A bar chart (in millions) depicting: $104 in 1992; $136 in 1993; and $143 in 1994.

(c)      GROSS PROFIT AS A PERCENT OF REVENUES (Excludes Raynet)
         A bar chart (in percent) depicting: 49 in 1992; 50 in 1993; and 50 in 1994.

(d)      RESEARCH AND DEVELOPMENT EXPENSE AS A PERCENT OF REVENUES (Excludes
         Raynet)
         A bar chart (in percent) depicting: 6.6 in 1992; 6.4 in 1993; and 6.8 in 1994.

(e) SELLING, DISTRIBUTION AND ADMINISTRATIVE EXPENSE AS A PERCENT OF REVENUES (Excludes Raynet)
         A bar chart (in percent) depicting: 32 in 1992; 32 in 1993; and 32 in 1994.

(f)      SUMMARY OF CASH INFLOWS 1994
         A proportional pie chart (in millions) depicting: Net cash provided by Raychem operations excluding Raynet $147 (includes effect of exchange rate changes on cash and debt); Sales of assets $5; Equity financing, net $21; and Increase in debt net of cash $56.

(g)      SUMMARY OF CASH OUTFLOWS 1994
         A proportional pie chart (in millions) depicting:   Net cash used by
         Raynet $136; and Capital expenditures - Raychem excluding Raynet $93.

(h)      INVENTORY DAYS REACH (Excludes Raynet)
         A line graph depicting in number of days: 124 in 1992; 117 in 1993; and 114 in 1994.

(i)      DAYS SALES OUTSTANDING (Excludes Raynet)
         A line graph depicting in number of days: 59 in 1992; 54 in 1993; and 65 in 1994.