Form 10-K, Exhibit 13
period 1995-06-30
RAYCHEM CORP
filed 1995-09-19
CIK 82206

                                                                     EXHIBIT 13
FINANCIAL REVIEW
================================================================================

RESULTS OF OPERATIONS

OVERVIEW
--------------------------------------------------------------------------------

The company reported a net loss of $29 million, or $0.67 per share, for 1995, compared to net income of $2 million, or $0.04 per share, in 1994 and $10 million, or $0.23 per share, in 1993. Revenues increased to $1.53 billion in 1995 from $1.46 billion in 1994, and $1.39 billion in 1993. Revenues in 1994 and 1993 included $58 million and $10 million, respectively, in revenues from Raynet Corporation and subsidiaries (Raynet).

     Raynet was consolidated in prior years when it was a wholly owned Raychem subsidiary. On November 16, 1994, the company formed a joint venture, Ericsson Raynet, with LM Ericsson, a Swedish telecommunications company. Consequently, Raychem changed its Raynet accounting in 1995 from consolidation to the equity method. Raychem's equity in net losses of affiliated companies for 1995 includes the results of Raynet Corporation and subsidiaries through November 16, 1994, and Raynet's allocation of the results of Ericsson Raynet from November 17, 1994, through June 30, 1995 (see "Raynet" in the notes to consolidated financial statements for details on the transaction and loss allocations; see "Investments" in the notes to consolidated financial statements for summarized financial information). Raynet's pretax loss for 1995 of $118 million included a $28 million loss on formation of the Ericsson Raynet joint venture, equity in net loss of $86 million, and $4 million of other Raynet items.

     Several unusual transactions have affected core business results in the last three years. Pretax income for 1995 included a pretax charge of $24 million for restructuring and divestitures, a gain of $5 million from the sale of the company's minority interest in Menlo Care, Inc., and charges of $9 million for severance and other costs. Results for 1994 included charges of $6 million for plant consolidation and severance costs. Results for 1993 included charges of $17 million for plant consolidation and severance costs, $9 million in one-time license fee income, and a gain of $4 million from the sale of the remaining portion of the company's equity interest in Mitek Surgical Products, Inc. (Mitek). Excluding these transactions and the effect of Raynet, Raychem's "ongoing" pretax income was $146 million in 1995, compared to $143 million in 1994 and $136 million in 1993.

     Raychem's results for the past three years are summarized as follows:

--------------------------------------------------------------------------------
PRETAX INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND CHANGES IN ACCOUNTING
PRINCIPLES

YEARS ENDED JUNE 30 (in millions)                        1995     1994     1993
--------------------------------------------------------------------------------
Core business
  "Ongoing"  pretax income                              $ 146    $ 143    $ 136
  One-time license fees                                     -        -        9
  Provision for restructuring and divestitures            (24)       -        -
  Gain on sales of assets                                   5        -        4
  Severance, plant consolidation, and other charges        (9)      (6)     (17)
--------------------------------------------------------------------------------
Core business pretax income                               118      137      132
Loss on formation of Ericsson Raynet joint venture
  and other Raynet items                                  (32)       -        -
Equity in net loss of Ericsson Raynet                     (86)       -        -
Raynet pretax loss                                          -     (103)     (92)
--------------------------------------------------------------------------------
Consolidated                                            $  (0)   $  34    $  40
--------------------------------------------------------------------------------

     The provision for income taxes was $21 million in 1995, compared to $32 million in both 1994 and 1993. The provision for income taxes in 1995 was lower than in 1994 due to the recognition of tax benefits related to restructuring, severance, and other costs, and lower profits in certain non-U.S. subsidiaries.

     The results for 1995 include an extraordinary loss of $6 million, or $0.15 per share, for the early retirement of debt following payment by the company of its 9.55% privately placed senior notes. In addition, the company adopted, effective July 1, 1994, Financial Accounting Standards Board (FASB) Statement No. 112, "Employers' Accounting for Postemployment Benefits" (FAS 112). The cumulative effect of this accounting change was a charge of $1 million, or $0.03 per share.

     The following discussion of the results of operations is based on the company's business segments--electronics, industrial, and telecommunications (which, along with the corporate groups, are referred to collectively as the "core business")--and on Raynet.

CORE BUSINESS OPERATIONS
--------------------------------------------------------------------------------

REVENUES AND GROSS PROFIT

Core business revenues for 1995 increased 9% to $1.53 billion from $1.40 billion in 1994, which was an increase of 2% over 1993. Revenues would have increased 4% from 1994 to 1995, and 7% from 1993 to 1994, if foreign currency exchange rates had remained constant in those years. Gross profit as a percent of revenues for the company's core business was 50% in 1995, unchanged from 1994 and 1993.

ELECTRONICS

Revenues in the electronics business segment increased 17% to $611 million in 1995 from $522 million in 1994, although growth on a constant currency basis was 13%. In 1995, decreases in worldwide defense sales were more than offset by increases of more than 30% in sales of PolySwitch devices and touchscreen products, and continued growth in sales to the automotive market by the Electronics division (which consolidates the combined operations of the former Thermofit, Wire and Cable, and Devices/ICD business units). Elo TouchSystems experienced strong growth as a result of large contracts with major equipment manufacturers deploying new point-of-sale and public interactive systems. Prices generally declined in many of the segment's markets, with PolySwitch decreasing its prices substantially from those of the prior year while increasing its sales in all geographic regions. Gross profit as a percent of revenues for the electronics segment remained essentially unchanged, despite the decrease in prices, reflecting primarily higher volumes and manufacturing efficiencies.

     Revenues in 1994 were $522 million, up 4% from $503 million in 1993, while constant currency growth was 6%. Revenues in 1994 included $3 million in license fees and royalty income, down from $11 million ($9 million of which were one-time license fees) in 1993. In 1994, decreases in worldwide defense sales were more than offset by growth in sales of PolySwitch devices and touchscreen products. Several of the segment's divisions increased business with the automotive market, which resulted in higher sales of PolySwitch devices, wire and cable, and molded parts. Prices generally decreased in 1994 in many of the segment's markets, principally due to increasing competitive price pressure. Gross profit as a percent of revenues for the electronics segment increased two percentage points in 1994, primarily the result of improved manufacturing capabilities and higher volumes for PolySwitch devices. Restructuring and plant consolidation activities in previous years also helped to improve profitability within the Thermofit and Wire and Cable divisions.

INDUSTRIAL

Revenues in the industrial business segment for 1995 grew 11% to $499 million from $452 million in 1994, while constant currency growth for the segment was 5%. The segment's Electrical Products Division increased sales in North America, Europe, and Latin America. Revenues were also up for Chemelex, notably in North America. Revenues were down sharply in Ultratec, the segment's pipeline accessory division, which had benefited a year ago from major pipeline projects. Prices remained generally unchanged in most of the segment's markets. Gross profit as a percent of revenues was also unchanged as improved revenues and profitability in the Electrical Products and Chemelex divisions offset the effects of revenue declines in Ultratec.

     Segment revenues of $452 million in 1994 were up 2% from $443 million in 1993, while constant currency growth for the segment was 8%. Electrical Products increased sales in Asia and North America. Revenues were also up in Ultratec as it benefited from significant projects, notably in Mexico and India. In addition, the unusually harsh winter conditions contributed to North American sales growth for the Chemelex division. Europe's continuing recession and adverse currency movements moderated the reported revenue growth experienced across the segment's divisions. Prices generally declined in 1994 in many of the segment's markets. Nevertheless, gross profit as a percent of revenues in the industrial segment improved slightly in 1994 from 1993 due to higher manufacturing yields and improved efficiency, notably in Electrical Products and Chemelex, but was partially offset by lower margin business within Ultratec.

TELECOMMUNICATIONS

Revenues in the telecommunications business segment were $420 million in 1995, down 2% from $430 million in 1994, although revenues declined 5% on a constant currency basis. Revenues were up in North America, but down in Europe and Asia, and approximately unchanged in Latin America. The discontinuance of unprofitable product lines and a general market shift away from the copper telephony network accounted for the revenue decline. While the segment is introducing new products into other market segments of the outside plant network, sales of these new products, which carry lower margins, are not yet sufficient to offset the decline in sales of copper closures. Prices generally declined across the world in the copper segment as competitive pressures increased. Gross profit as a percent of revenues remained unchanged because previous restructuring actions reduced the impact of lower sales levels and prices. The declining copper closure business and increasing competition has led the segment not only to reduce overall resources, but also shift its resources to focus on the growing parts, principally fiber and electronics products, of its marketplace.

     Revenues were unchanged in 1994 from $430 million in 1993, although growth was 6% on a constant currency basis. Sales growth in Asia, Latin America, and Spain was offset by adverse currency fluctuations and lower revenues in several European countries. Prices decreased slightly in 1994 due to increased competition in the segment's market. Adverse currency fluctuations and a $4 million cost to restructure the segment's European manufacturing operations impacted gross profit as a percent of revenues for the telecommunications business segment--down over two percentage points in 1994.

PROVISION FOR RESTRUCTURING AND DIVESTITURES

Over the past several years, the company has strengthened its core businesses and improved its results of operations through a series of initiatives. These actions were in response to product shifts within markets, declining worldwide defense sales, and expanding commercial opportunities. The company therefore consolidated manufacturing capabilities and streamlined operations.

     The core business incurred a pretax charge of $24 million in the first quarter of 1995 for the restructuring of its telecommunications business segment. The segment's restructuring charge included $13 million for severance costs related to a net workforce reduction of 340 employees, resulting from the closure of telecommunications' manufacturing operations in Germany and the restructuring of its North American activities. The remaining charge of $11 million related to plant consolidations and the shutdown of unprofitable product lines. The charge, excluding $8 million of asset writedowns, was cash in nature and was primarily incurred in 1995 and funded through operating cash flow. The restructuring was substantially completed by June 30, 1995, and will result in approximately $24 million of annualized savings, of which $10 million of savings were realized in fiscal 1995. Substantially all of the savings are cash related.

     In 1992, the company incurred pretax charges of $42 million for restructuring and divestitures. A significant portion of this restructuring charge--$24 million--was due to the electronics segment's accelerated efforts to realign its business toward a more commercial focus. The segment's restructuring charge included $13 million for severance costs, primarily related to the commercial reorientation of the sales force and reconfiguration of electronics into three functionally integrated divisions. The remaining electronics charge of $11 million related to plant consolidations and the shutdown of unprofitable product lines. In addition, Electrical Products provided $3 million for the relocation of part of its Menlo Park, California, operations to Delaware and for other plant consolidations. In total, these actions provided for a workforce reduction of approximately 460 employees. Other actions amounted to $14 million and included the sale and discontinuation of various portions of certain businesses. All of these programs were substantially completed at June 30, 1995.

     See "Restructuring and Divestitures" in the notes to consolidated financial statements for further details on the restructuring reserves and the nature of the 1995 provision for restructuring and divestitures.

RESEARCH AND DEVELOPMENT EXPENSE

Raychem continues to invest in product development. Research and development (R&D) expense for the core business totaled $119 million in 1995, up from $95 million in 1994 and $89 million in 1993. R&D expense represented 8% of revenues in 1995, compared to 7% in 1994 and 6% in 1993. The increase in 1995 over 1994 primarily reflects increased development spending, but also includes $2 million of severance and other costs to consolidate certain R&D activities.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSE

Selling, general, and administrative (SG&A) expense as a percent of revenues was 32% in 1995, unchanged from 1994 and 1993.

OTHER EXPENSE, NET

Other expense, net, consists primarily of amortization of intangible assets, net foreign exchange gains and losses, bank charges, gains and losses on the disposition of fixed assets and investments, and certain other non-operating items. Other expense, net of income items, was $4 million in 1995, $8 million in 1994, and $10 million in 1993. The decrease from 1994 to 1995 was due principally to the $5 million gain from the sale of the company's minority interest in Menlo Care, Inc. The decrease from 1993 to 1994 was due principally to lower net foreign exchange losses.

INCOME TAXES

The core business' provision for income taxes was $21 million, $32 million, and $31 million in 1995, 1994, and 1993, respectively. The provision for income taxes in each of these years resulted primarily from profitable non-U.S. operations. Substantially all of the Raynet-related losses are incurred in the U.S. No U.S. tax benefit has been recorded because management believes sufficient uncertainty exists regarding the realizability of the benefit. The provision for income taxes in 1995 was lower than in 1994 due to the recognition of tax benefits related to restructuring, severance, and other costs, and lower profits in certain non-U.S. subsidiaries. The provision for income taxes in 1994 was higher than in 1993 due to higher non-U.S. income.

EXTRAORDINARY ITEM

On November 1, 1994, the company prepaid the holders of its 9.55% privately placed senior notes. Accordingly, the company recorded an extraordinary loss of $6 million for the early retirement of debt. For details, see "Extraordinary Item--Loss Related to Early Retirement of Debt" in the notes to consolidated financial statements.

CHANGES IN ACCOUNTING PRINCIPLES

Effective July 1, 1994, the company adopted FAS 112. This statement changed the method of accounting for certain postemployment benefits from a cash basis to an accrual basis. Adopting the standard resulted in a one-time charge against net income of $1 million in 1995 to reflect the cumulative amount that would have been accrued had the statement been in effect in prior years.

     Effective July 1, 1992, the company adopted two new standards of the FASB. Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," requires accrual accounting for the expected future cost of company-provided health care for retirees. Statement No. 109, "Accounting for Income Taxes," changed the method of accounting for income taxes to an asset and liability method from a deferred method. The net cumulative effect of adopting these two standards was to increase 1993 net income by $2 million. For details, see the notes to consolidated financial statements.

NEW ACCOUNTING STANDARDS

In October 1994, the FASB issued Statement No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments," which the company adopted in the second quarter of 1995. For required disclosures, see "Financial Instruments" in the notes to consolidated financial statements.

     In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." For a description, see the notes to consolidated financial statements. This statement must be adopted by the first quarter of fiscal 1997. The company has not yet fully determined the impact of adoption, if any, on the company's results of operations or financial condition.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

It is the company's goal to be recognized worldwide as an exemplary corporate citizen with outstanding environmental, occupational health, and safety performance for our products and for the facilities where we develop, manufacture, and distribute these products. This includes compliance with governmental regulations relating to the environment. Such regulations continue to evolve throughout the world, and changes in regulation can affect the company's manufacturing processes as well as the cost, availability, and use of raw materials. The company does not expect compliance with environmental regulations to have a material effect on capital expenditures or operating results in 1996; however, changes in regulation or in the availability or cost of raw materials, or other unknown factors or events, may have a material adverse effect on capital expenditures or operating results.

     In recent months, supplies of certain raw materials the company uses have been tightening. In some instances, this has resulted in increased prices, rationing, spot shortages, and the potential for future shortages. In response, the company has identified alternative materials for some products, and they are currently undergoing qualification testing. To date, the company has had no disruption of manufacturing, and the impact of raw material price increases has been immaterial.

     The company has embarked on an "Operational Excellence" program to improve operational efficiency in all areas of the company and to reduce SG&A costs. The program focuses on vigorous process improvements across organizational boundaries. While actions associated with the program are expected to reduce ongoing costs, they may also result in related charges to implement the changes.

     A portion of the company's research and development activities, its corporate headquarters, and other critical business operations are located near major earthquake faults. In the event of a major earthquake, the ultimate impact on the company, significant suppliers, and the general infrastructure is unknown, but operating results could be materially affected. The company is predominantly not insured for losses and interruptions caused by earthquakes.

     The company's international business activities and its results could be significantly affected by changes in the policies of foreign governments and in prevailing social and economic conditions overseas, including civil unrest, unstable governments, changing inflation and foreign exchange rates, restrictive exchange controls, and trade restrictions or prohibitions.

     Any of the foregoing factors could have an adverse effect on future results.

RAYNET OPERATIONS - 1995
--------------------------------------------------------------------------------

Raynet was consolidated in prior years when it was a wholly owned Raychem subsidiary. On November 16, 1994, the company formed a joint venture, Ericsson Raynet, with LM Ericsson, a Swedish telecommunications company. Consequently, Raychem changed its Raynet accounting in 1995 from consolidation to the equity method. Raychem's equity in net losses of affiliated companies for 1995 includes the results of Raynet Corporation and subsidiaries through November 16, 1994, and Raynet's allocation of the results of Ericsson Raynet from November 17, 1994, through June 30, 1995 (see "Raynet" in the notes to consolidated financial statements for details on the transaction and loss allocations).

     Raynet's pretax loss for 1995 of $118 million includes a $28 million loss on the formation of the Ericsson Raynet joint venture, $4 million of other Raynet items, and equity in net loss of $86 million. The equity in net loss includes Raynet Corporation and subsidiaries' loss of $38 million through November 16, 1994, and Raynet's $48 million loss allocation from Ericsson Raynet. Ericsson Raynet's net loss for the period from November 17, 1994, through June 30, 1995, was $78 million and included $12 million of restructuring costs related to an operational consolidation. The Ericsson Raynet restructuring costs were shared by Ericsson and Raynet on a 51/49 basis, and the remaining loss was allocated to Ericsson and Raynet on a 51/49 basis subject to Ericsson's $25 million loss allocation limit for 1995. See "Investments" in the notes to consolidated financial statements for additional summarized financial information.

     See "Raynet" in the notes to consolidated financial statements for details of the partner's loss allocations in fiscal 1996.

RAYNET OPERATIONS - 1994 VS. 1993
--------------------------------------------------------------------------------

Revenues at Raynet were $58 million in 1994, up from $10 million in 1993. Revenues in 1994 principally resulted from the previously announced OPAL '93 contract with the German telephone company, Deutsche Bundespost Telekom (DBPT), and volume shipments to NYNEX. Revenues in 1993 were derived primarily from field trial installations, first office applications, and RIDES software licensing arrangements.

     R&D expense at Raynet was $41 million and $40 million in 1994 and 1993, respectively. Raynet's SG&A expense increased to $39 million in 1994 from $35 million in 1993 because of higher international sales and marketing spending, and employee severance costs.

     Raynet capitalized $4 million and $8 million of software development costs in 1994 and 1993, respectively, for its domestic and international operating systems and system support software. Amortization of certain of these costs began in 1993 and 1994 as the related products were made available for sale.

================================================================================
LIQUIDITY AND CAPITAL RESOURCES

CONSOLIDATED
--------------------------------------------------------------------------------

Debt net of cash decreased by $22 million to $175 million at June 30, 1995, from $197 million at June 30, 1994. Debt net of cash increased by $56 million in 1994. The decrease in debt net of cash in 1995 resulted primarily from reduced funding requirements for Raynet losses, cash proceeds from the Ericsson Raynet joint venture transaction, and proceeds from the sale of a minority interest in Menlo Care, Inc., partially offset by the company's repurchase of its Common Stock. The increase in debt net of cash in 1994 resulted from increases in accounts receivable and inventories, higher capital spending, and a $20 million funding of the company's U.S. pension plan, partially offset by increases in accounts payable and accrued liabilities, lower tax payments, and the effect of a large tax refund in the United Kingdom.

     In February 1991, the company entered into a $210 million privately placed debt agreement. In December 1992, the company entered into an interest rate swap agreement with a financial institution, which effectively converted $100 million of notional principal amount from a fixed to a floating interest rate. The effect of this interest rate swap was to reduce net interest expense in both 1993 and 1994 by $1 million. In December 1993, the company terminated the swap agreement. The termination resulted in a gain of $3 million, which was deferred, to be amortized over the remaining life of the hedged debt. On November 1, 1994, the company prepaid the holders of its 9.55% privately placed senior notes, resulting in an extraordinary loss, which included recognition of the remaining deferred gain on the termination of the interest rate swap.

     In September 1994, the company entered into syndicated loan agreements providing for a five-year partially amortizing term loan of $225 million, and a renewable 364-day revolving credit facility of $200 million. Interest on the term loan and revolving credit facility are at variable spreads over LIBOR. The term loan requires quarterly principal payments of $15 million beginning December 31, 1996, increasing to $17.5 million at December 31, 1997, and to $20 million from December 31, 1998, with a final payment of $35 million due September 29, 1999. Proceeds from the term loan were drawn on November 1, 1994, and used to retire the 9.55% privately placed senior notes and for general corporate purposes, while the revolving credit facility replaced existing committed credit facilities. The new syndicated loan agreements include covenants that, among other things, specify a minimum net worth requirement, a maximum leverage limit, a minimum fixed charge coverage ratio, and limits on further advances to fund Raynet operations.

     In November 1994, the company completed the transactions related to the formation of the Ericsson Raynet joint venture. In forming the joint venture, Raychem sold certain specified assets of its Raynet subsidiary to Ericsson in exchange for $40 million in cash. In January 1995, the company entered into a revolving credit agreement with the joint venture. The company agreed to make available to the joint venture a maximum of $50 million, due in full on December 20, 1995, or earlier if the revolving credit arrangement is terminated at the company's discretion. The credit agreement stipulates that borrowings under the arrangement will be interest-free, and imposes no covenants or restrictions on the joint venture's operations. Ericsson has also entered into a similar agreement with the joint venture. Through June 30, 1995, the company made net advances to Ericsson Raynet of $62 million, of which $4 million was under the above credit agreement and the remaining $58 million has been capitalized as an investment in the joint venture.

     In December 1994, the Board of Directors authorized the repurchase, at management's discretion, of up to 1.5 million shares of the company's stock during any one fiscal year. Shares repurchased under this authorization will be used to offset the dilution caused by the company's employee stock plans. The company repurchased 700,000 shares at a cost of $26 million in 1995, and subsequently reissued 473,360 shares through June 30, 1995.

     In the fourth quarter of fiscal 1995, the company sold its minority interest in Menlo Care, Inc. for cash and common stock of Johnson & Johnson. A portion of the stock received was sold during the quarter. The cash proceeds from these two related transactions amounted to $4 million.

     In June 1993, Raychem repurchased all of the preferred stock in Raynet International Inc. (RNI), a subsidiary of Raynet, previously held by BellSouth Enterprises Inc. As a result of this $30 million purchase, Raynet and RNI were essentially wholly owned by the company and its consolidated subsidiaries. Accordingly, at June 30, 1994 and 1993, there was no minority interest related to the RNI preferred stock.

     In 1993, Raychem received $4 million from the sale of the remaining portion of the company's investment in Mitek and $7 million from the sale of various fixed assets.

     Net interest expense was $13 million in both 1995 and 1994, compared to $15 million in 1993. While debt was higher in 1995 versus 1994, net interest expense was unchanged due to lower interest cost resulting from the refinancing of the company's debt. Net interest expense was lower in 1994 due to the repurchase of the RNI preferred stock.

     Proceeds from the issuance of Common Stock to employees participating in the company's employee stock purchase plan and stock option plans amounted to $40 million in 1995, up from $34 million in 1994. The company's quarterly cash dividend has been paid consistently since the second quarter of 1978. During 1995 the company paid $14 million in dividends to its stockholders, and expects to continue to pay dividends in the foreseeable future.

     At June 30, 1995, the company had $118 million in cash and cash equivalents, $240 million in committed credit facilities (of which $2 million was utilized), and $180 million in various uncommitted credit facilities (of which $54 million was utilized). The combination of cash and cash equivalents, available lines of credit, and future cash flows from operations are expected to be sufficient to satisfy substantially all of the company's needs for working capital, normal capital expenditures, and anticipated dividends. The future operating cash requirements of Ericsson Raynet that Raychem is obligated to fund are expected to be below the funding levels of 1995.

CORE BUSINESS
--------------------------------------------------------------------------------

See the previous section "Liquidity and Capital Resources--Consolidated" for a discussion of 1995. Cash provided by operations in the core business improved to $151 million in 1994 from $126 million in 1993. The increase in 1994 resulted from decreased spending for restructuring and divestitures, lower tax payments, and a large tax refund in the United Kingdom, partially offset by increases in accounts receivable and a $20 million funding of the U.S. pension plan.

     Inventory as measured by the number of days of inventory on hand improved to 109 days for 1995 from 114 days for 1994. Receivables as measured by the number of billing days outstanding were 61 days at June 30, 1995, down from 65 days at June 30, 1994. The decrease in receivables days outstanding resulted from changes in the receivables mix and an improvement in collections in some larger countries.

     Capital expenditures as a percent of revenues were 6% in 1995, down slightly from 7% in 1994, but equal to that of 1993. Investments in core business property, plant, and equipment totaled $94 million, $93 million, and $79 million in 1995, 1994, and 1993, respectively. The increase in 1994 was due to spending on a number of projects, including new manufacturing facilities in Japan and the People's Republic of China, and on new PolySwitch capacity in Menlo Park, California. Capital expenditures in 1996 are expected to be about 7% of revenues.

RAYNET
--------------------------------------------------------------------------------

See "Liquidity and Capital Resources--Consolidated" above for a discussion of 1995. Net cash used in operating and investing activities at Raynet increased to $136 million in 1994, up from $80 million in 1993. The higher cash needs in 1994 resulted from a larger operating loss and increases in receivables and inventories as volume shipments commenced. The lower cash needs in 1993 resulted from the collection of a $12 million receivable from DBPT for development contracts and lower capital expenditures. Capital expenditures totaled $11 million in both 1994 and 1993.

     In the fourth quarter of 1993, Raynet received a $168 million capital injection from Raychem. Proceeds were used to pay down existing intercompany debt and to partially fund expenditures in 1994. The intercompany debt at June 30, 1994, of $122 million was reflected as equity since Raychem intended to, and did, capitalize this debt in early fiscal 1995.

REPORT OF MANAGEMENT
================================================================================

Responsibility for the preparation, integrity, and objectivity of the financial information presented in this annual report rests with Raychem management. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, applying certain estimates and judgments as required.

     Raychem maintains a system of internal accounting control designed to be cost-effective while providing reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and are properly recorded in the financial records. Internal control effectiveness is supported through written communication of policies and procedures, careful selection and training of personnel, quarterly financial reviews with divisions and major subsidiaries, and audits by a professional staff of internal auditors. The company's control environment is further enhanced through a formal Statement of Corporate Values which sets standards of professionalism and integrity for employees worldwide.

     Price Waterhouse LLP, independent accountants, are retained to examine Raychem's financial statements. Their accompanying report is based on an examination conducted in accordance with generally accepted auditing standards, including a review of financial controls and tests of accounting procedures and records as deemed necessary.

     The Audit Committee of the Board of Directors is composed solely of nonemployee directors, and is responsible for recommending to the Board the independent accounting firm to be retained for the coming year, subject to stockholder approval. The Audit Committee meets periodically and privately with the independent accountants, with our internal auditors, and with Raychem management, to review accounting, auditing, financial control, and financial reporting matters.

/s/ Robert J. Saldich                               /s/ Raymond J. Sims

Robert J. Saldich                                   Raymond J. Sims
President and Chief                                 Senior Vice President and
Executive Officer                                   Chief Financial Officer


REPORT OF INDEPENDENT ACCOUNTANTS
================================================================================

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF RAYCHEM CORPORATION

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Raychem Corporation and its subsidiaries at June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in the notes to consolidated financial statements, the company changed its method of accounting for postemployment benefits in 1995 and its methods of accounting for income taxes and nonpension postretirement benefits in 1993.

/s/ Price Waterhouse LLP

San Jose, California
July 18, 1995

CONSOLIDATED BALANCE SHEET

===========================================================================================

June 30 (in thousands except share data)                              1995          1994
-------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                      $   118,067    $    78,090
  Accounts receivable, net of allowances for doubtful accounts
    of $10,348 in 1995 and $11,599 in 1994                           304,819        312,624
  Inventories:
    Raw materials                                                     76,862         99,129
    Work in process                                                   53,632         55,406
    Finished goods                                                   103,206         93,254
                                                                 -----------    -----------
  Total inventories                                                  233,700        247,789
  Prepaid taxes                                                       60,661         40,014
  Other current assets                                                62,361         57,425
-------------------------------------------------------------------------------------------
Total current assets                                                 779,608        735,942
-------------------------------------------------------------------------------------------
Property, plant, and equipment:
  Land                                                                50,063         46,840
  Buildings                                                          374,577        359,911
  Machinery and equipment                                            645,265        646,752
  Leasehold improvements                                              48,034         57,192
                                                                  ----------     ----------
Total property, plant, and equipment                               1,117,939      1,110,695
  Less accumulated depreciation and amortization                     590,520        576,216
-------------------------------------------------------------------------------------------
Net property, plant, and equipment                                   527,419        534,479
-------------------------------------------------------------------------------------------
Other assets                                                         147,718        128,594
-------------------------------------------------------------------------------------------
Total assets                                                     $ 1,454,745    $ 1,399,015
===========================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable to banks                                         $    28,632    $    26,986
  Accounts payable                                                    67,102         83,136
  Compensation and benefits                                           85,690         91,422
  Other accrued liabilities                                           97,789         93,151
  Income taxes                                                        22,943         25,515
  Current maturities of long-term debt                                 1,042          3,881
-------------------------------------------------------------------------------------------
Total current liabilities                                            303,198        324,091
-------------------------------------------------------------------------------------------
Long-term debt                                                       263,552        244,681
-------------------------------------------------------------------------------------------
Deferred income taxes                                                 35,002         27,433
-------------------------------------------------------------------------------------------
Other long-term liabilities                                           98,215         65,625
-------------------------------------------------------------------------------------------
Minority interests                                                     5,120          4,261
-------------------------------------------------------------------------------------------
Commitments and contingencies (See notes)
-------------------------------------------------------------------------------------------
Stockholders' equity:
  Preferred Stock, $1.00 par value
    Authorized: 15,000,000; Issued: none                                   -              -
  Common Stock, $1.00 par value
    Authorized: 72,150,000
    Issued: 1995-43,897,275; 1994-43,005,786                          43,897         43,006
  Additional contributed capital                                     380,127        354,660
  Retained earnings                                                  272,657        319,905
  Currency translation                                                61,946         16,077
  Treasury Stock, at cost (226,640 shares)                            (8,330)             -
  Notes receivable from sale of stock                                   (639)          (724)
-------------------------------------------------------------------------------------------
Total stockholders' equity                                           749,658        732,924
-------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                       $ 1,454,745    $ 1,399,015
===========================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

==============================================================================================
YEARS ENDED JUNE 30 (in thousands except share data)         1995           1994          1993
----------------------------------------------------------------------------------------------
Revenues                                               $1,530,573     $1,461,532    $1,385,730
Cost of goods sold                                        758,566        779,820       710,820
Research and development expense                          118,762        136,619       128,992
Selling, general, and administrative expense              495,537        491,563       479,889
Provision for restructuring and divestitures               23,900             --            --
Loss on formation of Ericsson Raynet joint venture
  and other Raynet items                                   32,032             --            --
Equity in net losses of affiliated companies               84,758            109         1,121
Interest expense, net                                      13,046         12,762        14,867
Other expense, net                                          4,242          6,914        10,457
----------------------------------------------------------------------------------------------
(Loss) income before income taxes, extraordinary
  item, and changes in accounting principles                 (270)        33,745        39,584
Provision for income taxes                                 21,178         32,066        31,659
----------------------------------------------------------------------------------------------
(Loss) income before extraordinary item
   and changes in accounting principles                   (21,448)         1,679         7,925
Extraordinary item--loss related to early
  retirement of debt, net of $0 income taxes               (6,318)            --            --
Cumulative effect of changes in accounting
  principles, net of $0 income taxes                       (1,477)            --         1,700
----------------------------------------------------------------------------------------------
Net (loss) income                                    $    (29,243)    $    1,679    $    9,625
==============================================================================================
(Loss) earnings per common share:
 (Loss) income before extraordinary item
     and changes in accounting principles            $      (0.49)    $     0.04    $     0.19
 Extraordinary item                                         (0.15)            --            --
 Changes in accounting principles                           (0.03)            --          0.04
----------------------------------------------------------------------------------------------
 Net (loss) income                                   $      (0.67)    $     0.04    $     0.23
==============================================================================================
Average number of common shares outstanding            43,538,028     43,290,797    42,232,289
==============================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

========================================================================================================
YEARS ENDED JUNE 30 (in thousands)                                        1995         1994         1993
--------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net (loss) income                                                  $ (29,243)   $   1,679    $   9,625
  Adjustments to reconcile net (loss) income to
    net cash provided by operating activities:
    Provision for restructuring and divestitures, net of payments        7,620       (6,163)     (18,802)
    Loss on formation of Ericsson Raynet joint venture                  14,517           --           --
    Equity in net losses of affiliated companies                        84,758          109        1,121
    Extraordinary loss related to early retirement of debt              (1,043)          --           --
    Changes in accounting principles                                     1,477           --       (1,700)
    Depreciation and amortization                                       74,798       86,265       80,643
    Deferred income tax provision (benefit)                              3,465       (4,723)      (1,377)
    Gain on sale of investment                                          (5,414)        (870)      (3,609)
    Net loss on disposal of other property, plant, and equipment         3,856          127           84
    Changes in certain assets and liabilities, net of effects from restructuring and divestitures, joint venture formation,
      extraordinary item, and changes in accounting principles:
      Accounts receivable                                              (12,911)     (61,340)       9,536
      Inventories                                                       (1,107)     (14,734)     (19,590)
      Accounts payable and accrued liabilities                          (1,166)      25,317       33,195
      Income taxes                                                     (14,822)      17,329      (57,182)
      Other assets and liabilities                                       4,479      (17,212)      24,531
--------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                          129,264       25,784       56,475
--------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Investment in property, plant, and equipment                       (94,041)    (104,056)     (89,545)
    Disposition of property, plant, and equipment                        6,342        4,494        6,963
    Proceeds from sale of specified Raynet assets                       40,000           --           --
    Advances to affiliated companies                                   (63,427)          --           --
    Cost of acquisition, net of cash acquired                           (3,930)          --           --
    Repurchase of Raynet minority interest                                  --           --      (30,000)
    Proceeds from sale of investment                                     4,387          873        3,774
    Purchase of investment                                              (1,000)          --           --
--------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                             (111,669)     (98,689)    (108,808)
--------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Net proceeds from (payment of) short-term debt                       5,031      (11,503)      18,936
    Proceeds from long-term debt                                       225,498       17,405        9,219
    Payments of long-term debt                                        (213,100)      (8,242)      (6,529)
    Common Stock repurchased                                           (26,139)          --           --
    Common Stock issued under employee benefit plans                    39,877       34,071       35,570
    Proceeds from repayments of stockholder notes receivable               320          117        2,880
    Cash dividends                                                     (13,950)     (13,624)     (13,156)
--------------------------------------------------------------------------------------------------------
    Net cash provided by financing activities                           17,537       18,224       46,920
--------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents             4,845       (1,175)      (9,503)
--------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                        39,977      (55,856)     (14,916)
Cash and cash equivalents at beginning of year                          78,090      133,946      148,862
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                             $ 118,067    $  78,090    $ 133,946
========================================================================================================
Supplemental Disclosures
Cash paid for:
         Interest (net of amounts capitalized)                       $  25,710    $  19,197    $  26,583
         Income taxes (net of refunds)                                  25,623        6,991       60,479
========================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

=============================================================================================================================
                                                                                                           NOTES
                                                   ADDITIONAL                 CURRENCY                RECEIVABLE
                                          COMMON  CONTRIBUTED     RETAINED      TRANS-     TREASURY    FROM SALE
(in thousands except share data)           STOCK      CAPITAL     EARNINGS      LATION      STOCK       OF STOCK        TOTAL
-----------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1992                    $40,242     $287,322     $335,381    $ 55,503     $     --      $(3,260)   $ 715,188
-----------------------------------------------------------------------------------------------------------------------------
Net income                                    --           --        9,625          --           --           --        9,625
Common Stock issued (1,632,990
  shares)                                  1,633       34,190           --          --           --         (253)      35,570
Cash dividends ($0.32 per share of
  Common Stock)                               --           --      (13,156)         --           --           --      (13,156)
Currency translation                          --           --           --     (60,603)          --           --      (60,603)
Repayments of notes receivable                --           --           --          --           --        2,880        2,880
-----------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1993                     41,875      321,512      331,850      (5,100)          --         (633)     689,504
-----------------------------------------------------------------------------------------------------------------------------
Net income                                    --           --        1,679          --           --           --        1,679
Common Stock issued (1,131,013 shares)     1,131       33,148           --          --           --         (208)      34,071
Cash dividends ($0.32 per share of
  Common Stock)                               --           --      (13,624)         --           --           --      (13,624)
Currency translation                          --           --           --      21,177           --           --       21,177
Repayments of notes receivable                --           --           --          --           --          117          117
-----------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1994                     43,006      354,660      319,905      16,077           --         (724)     732,924
-----------------------------------------------------------------------------------------------------------------------------
Net loss                                      --           --      (29,243)         --           --           --      (29,243)
Common Stock issued (891,490 shares)         891       25,467           --          --           --         (235)      26,123
Cash dividends ($0.32 per share of
  Common Stock)                               --           --      (13,950)         --           --           --      (13,950)
Currency translation                          --           --           --      45,869           --           --       45,869
Treasury Stock purchased (700,000
  shares) net of issuances (473,360
  shares)                                     --           --       (4,055)         --       (8,330)          --      (12,385)
Repayments of notes receivable                --           --           --          --           --          320          320
-----------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1995                    $43,897     $380,127     $272,657    $ 61,946      $(8,330)     $  (639)   $ 749,658
=============================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of all wholly owned and majority owned subsidiaries. Investments in entities owned 20% or more but less than majority owned and not otherwise controlled by the company are accounted for under the equity method. Due to the formation of the Ericsson Raynet joint venture in November 1994, the operations of Raynet Corporation and subsidiaries (Raynet) for 1995 are included in the consolidated financial statements using the equity method of accounting; Raynet's operations were consolidated in prior years (see "Raynet" note). All significant intercompany accounts and transactions are eliminated.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of operations outside the United States, except for operations in highly inflationary economies (principally in Latin America), are translated into U.S. dollars using the exchange rate in effect at each period end. Revenues and expenses are translated at the average exchange rate prevailing during the period. The effects of foreign currency translation adjustments arising from differences in exchange rates from period to period are deferred and included as a component of "stockholders' equity." The effects of foreign currency transactions and of remeasuring the financial position and results of operations into the functional currency are included in "other expense, net."

CASH EQUIVALENTS

All highly liquid investments with a maturity of three months or less at the date of purchase are classified as cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined principally using the first-in, first-out method and includes materials, direct and indirect labor, and manufacturing overhead.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are carried at cost. Effective July 1, 1990, the company adopted the straight-line method of depreciation for property, plant, and equipment placed in service on or after that date. Fixed assets placed in service prior to 1991 continue to be depreciated using principally accelerated methods. Property, plant, and equipment are depreciated over the estimated useful lives of the individual assets and, for leasehold improvements, over the terms of their respective leases, if shorter. The estimated useful lives of major classes of depreciable assets are as follows:

--------------------------------------------------------------------------------
Buildings and Improvements                        5 - 45 years
Machinery and Equipment                           3 - 10 years
Leasehold Improvements                            Term of lease or life of asset
--------------------------------------------------------------------------------

SOFTWARE CAPITALIZATION

The company capitalizes software development costs as resulting products become technologically feasible. Capitalized software development costs are amortized over a period not to exceed three years, commencing when the products are available for general release to customers on a volume basis. At June 30, 1994, the company had $11 million in net capitalized software development costs. For the years ended June 30, 1994, and 1993, amortization of software development costs was $4 million and $1 million, respectively. Capitalized software development costs at June 30, 1995, and related amortization for the year ended June 30, 1995, were zero as the company's Raynet subsidiary, which held this software, was accounted for on the equity basis of accounting beginning in 1995.

INTANGIBLE ASSETS

Goodwill represents the excess of purchase price over the fair value of identifiable net assets of businesses acquired and is amortized on a straight-line basis over periods not exceeding 20 years. Patents and trademarks are amortized on a straight-line basis over their legal or estimated useful lives, whichever is shorter. The company assesses the carrying value of intangible assets on a regular basis. An impairment of intangible assets is recognized when it is deemed probable that the carrying amount of an asset cannot be fully recovered, based on estimated future operating profits of the related business.

REVENUE RECOGNITION

Revenue from product sales is recognized when the earnings process is complete. This generally occurs at the time product is shipped. Revenue on certain Raynet contracts was recognized upon installation and acceptance by the customer. Other revenues are principally from licensing and royalty arrangements. License and royalty revenues are recognized according to the terms of the specific agreements.

ENVIRONMENTAL COSTS

Environmental expenditures are expensed or capitalized as appropriate. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated.

INCOME TAXES

The company adopted the provisions of Financial Accounting Standards Board
(FASB) Statement No. 109, "Accounting for Income Taxes" (FAS 109), effective as of July 1, 1992. FAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The cumulative effect of adopting the standard as of July 1, 1992, was a $4 million, or $0.10 per share, increase in 1993 net income.

EARNINGS (LOSS) PER COMMON SHARE

Primary earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding after giving effect to stock options considered to be dilutive common stock equivalents. Common shares outstanding includes issued shares less shares held in treasury. In the case that fully diluted earnings per common share is materially different from primary earnings per common share, fully diluted earnings per common share is calculated by dividing net income by the sum of the weighted average number of common shares outstanding, dilutive stock options, and shares issuable under the company's Employee Stock Purchase Plan at the end of the period. Common stock equivalents would be excluded from both the primary and fully diluted calculations if a net loss was incurred for the period as they would be anti-dilutive.

TREASURY STOCK

The company's repurchases of shares of Common Stock are recorded as treasury shares and result in a reduction of "stockholders' equity." When treasury shares are reissued, the company uses a first-in, first-out method and the excess of repurchase cost over reissuance price is treated as a reduction of "retained earnings."

NEW ACCOUNTING STANDARD

In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The statement also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell, except for assets that are covered by APB Opinion No. 30. The statement must be adopted by the first quarter of fiscal 1997. The company has not yet fully determined the impact of adoption, if any, on the company's results of operations or financial condition.

FINANCIAL PRESENTATION

Certain prior-year amounts have been reclassified to conform with the 1995 financial statement presentation.

================================================================================
RAYNET

On November 16, 1994, the company and LM Ericsson (Ericsson), a Swedish telecommunications company, formed a joint venture for the development, manufacture, and marketing of fiber-optic communications systems for telephone access networks worldwide. The joint venture, called "Ericsson Raynet," has taken over and is continuing the operations of the company's Raynet subsidiary, and is headquartered in Menlo Park, California. Ericsson Raynet has been organized as a partnership under Delaware law; the company's Raynet subsidiary holds the company's interest in the joint venture. Ericsson representatives constitute a majority of the Board of Managers of the joint venture.

     In forming the joint venture, Raychem sold certain specified assets of its Raynet subsidiary to Ericsson in exchange for $40 million in cash. Ericsson contributed the purchased assets to the joint venture, and Raynet contributed substantially all of its remaining assets and liabilities to the joint venture. Funding of the joint venture will initially be provided by the partners, generally 51% by Ericsson and 49% by Raynet, subject to Ericsson's loss allocation limit described below.

     During the first five to eight years of operation, subject to various conditions, substantially all of the profits of the joint venture up to $156 million (plus incremental losses borne by Raynet on account of the loss cap) will be allocated to Raynet; thereafter, profits of the joint venture will be shared 51/49 by Ericsson and Raynet, respectively. Ericsson's share of the joint venture's losses was capped at $25 million for the fiscal year ending June 30, 1995. In addition, restructuring costs in 1995 were shared 51/49 by Ericsson and Raynet, respectively, without consideration of Ericsson's previously mentioned loss allocation cap. During the fiscal year ending June 30, 1996, up to $19.6 million of losses will be allocated to Ericsson and Raynet in a 51/49 ratio; additional losses, if any, of up to $10 million will be allocated 100% to Raynet; and additional losses, if any, will again be allocated to Ericsson and Raynet in a 51/49 ratio.

     BellSouth Enterprises Inc. (BSE) had financed a portion of the software development work at Raynet and held a royalty interest in the software related revenues of Raynet. The royalty was based on a variable rate subject to meeting certain annual royalty payment levels. Royalty expense under the agreement was $3 million and $1 million in 1994 and 1993, respectively. With the creation of the joint venture, this royalty payment was reconfigured. Raychem paid BSE $10 million in November 1994, and is required to make two additional payments of $10 million each in November 1995 and 1996. Raychem has agreed to make other royalty payments to BSE contingent upon the revenues and earnings performance of the joint venture. At such time as the joint venture achieves profitability, these royalty payments could approximate 36% of Raychem's distributions from the joint venture.

     Ericsson has the right to purchase Raynet's interest in the joint venture at a fixed price for a limited period beginning November 16, 1996; and Ericsson and Raynet have call and put rights, respectively, on Raynet's interest in the joint venture exercisable at fair market value at any time after July 1, 1999. If any of these options are exercised, Raychem has agreed to pay BSE a portion of the purchase price received.

     The company's loss resulting from these transactions, a pre-tax charge of $28 million, is included in the line item "loss on formation of Ericsson Raynet joint venture and other Raynet items." For purposes of recording its loss, the company has discounted its obligations to BSE to their present value as of November 16, 1994, using a 7.97% discount rate.

     See "Investments" note for summarized financial information of Ericsson Raynet and related party balances.

REVOLVING CREDIT AGREEMENT

On January 2, 1995, the company entered into a revolving credit agreement with Ericsson Raynet. The company committed to make available to the joint venture a maximum of $50 million, due in full on December 20, 1995, or earlier if the revolving credit arrangement is terminated at the company's discretion. The credit agreement stipulates that borrowings under the agreement will be interest-free, and imposes no covenants or restrictions on the joint venture's operations. Ericsson has also entered into a similar agreement with the joint venture. At June 30, 1995, Ericsson Raynet had borrowed $4 million from the company under the revolving credit agreement, which amount is included in "other current assets."

REPURCHASE OF MINORITY INTEREST

On June 24, 1993, the company repurchased all of the convertible preferred stock in Raynet International Inc. (RNI), a subsidiary of Raynet Corporation, previously held by BSE. As a result of this $30 million purchase, Raynet and RNI were essentially wholly owned by Raychem and its consolidated subsidiaries. The RNI preferred stock was previously recorded as a minority interest. Accordingly, at June 30, 1994 and 1993, there was no minority interest related to the RNI preferred stock.

     The excess of Raychem's cost over the fair value of the preferred stock was recorded as "goodwill" and was being amortized over a five-year period. Goodwill amortization expense was $1 million in 1994 (none in 1993). In 1995, the underlying assets of the business were sold and the remaining $4 million of unamortized goodwill was included in the "loss on formation of Ericsson Raynet joint venture and other Raynet items."

================================================================================

FINANCIAL INSTRUMENTS

In October 1994, the FASB issued Statement No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments," which the company adopted in the second quarter of 1995.

     Currently, the company is not a party to any interest rate risk management transactions. The company does not hold any derivative financial instruments for trading purposes. The company has written policies which place all foreign currency forward and option transactions under the direction of corporate treasury and restrict all derivative transactions to those intended for hedging purposes.

     The company operates in more than 40 countries worldwide, with in excess of sixty percent of its revenues occurring outside the United States. The company attempts to limit its exposure to changing foreign currency exchange rates through both operational and financial market actions. The company manufactures its products in a number of locations around the world, and hence has a cost base that is well diversified over a number of European and Asian currencies as well as the U.S. dollar. This diverse base of local currency costs serves to counterbalance the income effect of potential changes in the value of the company's local currency denominated revenues. Also, the company denominates its third-party export sales in the currency of the selling Raychem entity, whenever possible.

FORWARD FOREIGN EXCHANGE CONTRACTS

Short-term exposures to changing foreign currency exchange rates are managed by financial market transactions, principally through the purchase of forward foreign exchange contracts (with maturities usually less than three months) to hedge the non-functional currency denominated receivables and payables and anticipated transactions of the company's operating units. The related realized and unrealized gains and losses are included in "other expense, net." The company is subject to credit risk exposure from nonperformance by the counterparties to these transactions, typically large international financial institutions.

     Gains and losses from forward foreign exchange contracts used to hedge receivables, payables and anticipated transactions totaled a $4 million gain for the year ended June 30, 1995. The company incurred total foreign exchange transaction losses of $4 million, $5 million, and $10 million for 1995, 1994, and 1993, respectively. The total amount of exposure hedged at June 30, 1995, was $205 million, reflecting hedging for trade and intercompany receivables and payables (including anticipated transactions), and loans in non-functional currencies.

     The company has unhedged non-functional currency translation and transaction exposures in countries whose currencies do not have a liquid, cost-effective forward market available for hedging. Exposures at June 30, 1995, included $7 million in net intercompany payables in non-functional currencies and $7 million of net monetary assets in foreign countries with the U.S. dollar as functional currency.

     The company periodically enters into forward foreign exchange contracts to hedge a portion of its equity in foreign subsidiaries. The gains and losses on these contracts are included in "stockholders' equity." There were no such hedges of foreign equity outstanding at June 30, 1995.

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

     Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the company's customer base and their dispersion across many different industries and countries. Credit risk to certain countries is further limited through the use of irrevocable letters of credit and bank guarantees. As of June 30, 1995 and 1994, the company had no significant concentrations of credit risk.

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

--------------------------------------------------------------------------------------------

                                                        1995                    1994
                                               ---------------------   ---------------------
JUNE 30                                         CARRYING        FAIR    CARRYING        FAIR
ASSET (LIABILITY)(in thousands)                   AMOUNT       VALUE      AMOUNT       VALUE
--------------------------------------------------------------------------------------------
Long-term debt, including current maturities,
  and accrued interest of $2,812 and
  $6,685 in 1995 and 1994, respectively        $(267,406)  $(267,406)  $(255,247)  $(261,405)

Forward foreign exchange contracts
  included in:
  Other current assets                         $     805   $     805   $   1,231   $   1,231
  Other accrued liabilities                    $    (307)  $    (307)  $     (15)  $     (15)
--------------------------------------------------------------------------------------------

     The fair value of long-term debt is estimated using discounted cash flow analysis, based on the incremental borrowing rates currently available to the company for bank loans with similar terms and maturities. The estimated fair value of forward foreign exchange contracts is primarily based on quoted market prices of comparable contracts.

================================================================================

INVESTMENTS

Of the total investments accounted for by the equity method, Ericsson Raynet, a 49%-owned joint venture for the development, manufacture, and marketing of fiber-optic communication systems for telephone access networks worldwide, represented $18 million at June 30, 1995 (see related "Raynet" note). The remaining investments accounted for by the equity method aggregate to $2 million at June 30, 1995, and include various manufacturing companies owned between 20%-50%. Investments are included as a component of "other assets." No dividends were received from equity affiliates in 1995. The investment balance and the company's equity in net losses of affiliated companies were immaterial in prior years. Summarized financial information of Ericsson Raynet and the other equity affiliates follows:


-------------------------------------------------------------------------------
                                                                          TOTAL
                                       ERICSSON             OTHER        EQUITY
1995 (in thousands)                      RAYNET        AFFILIATES    AFFILIATES
-------------------------------------------------------------------------------
Current assets                        $  62,864 (a)     $ 19,354      $  82,218
Non-current assets                       34,203 (a)        6,892         41,095
Current liabilities                      65,906 (a)       23,666         89,572
Non-current liabilities                     495 (a)        1,077          1,572
-------------------------------------------------------------------------------
Revenues                              $  45,502 (b)     $ 40,990      $  86,492
-------------------------------------------------------------------------------
Gross profit (loss)                   $ (24,074)(b)     $ 15,645      $  (8,429)
-------------------------------------------------------------------------------
Net (loss) income                     $(116,638)(b)     $  4,698      $(111,940)
-------------------------------------------------------------------------------
Raychem's equity in (loss) income     $ (85,946)(c)     $  1,188      $ (84,758)
-------------------------------------------------------------------------------

(a) Balances as of June 30, 1995 are those of Ericsson Raynet.
(b) Includes the results of Raynet Corporation and subsidiaries through November 16, 1994, and the results of Ericsson Raynet from November 17, 1994, through June 30, 1995.
(c) The joint venture agreement specifies varying profit and loss allocations to its partners as more fully described in the accompanying "Raynet" note. Raychem's equity in loss includes the results of Raynet Corporation and subsidiaries through November 16, 1994, and Raychem's allocation of the results of Ericsson Raynet from November 17, 1994, through June 30, 1995.

     Included in Raychem's "other accrued liabilities" is a $9 million obligation to fund the cash losses of Ericsson Raynet, which amount was paid subsequent to June 30, 1995. Included in Raychem's "other long-term liabilities" is an $8 million non-interest bearing promissory note, due no earlier than November 1996, payable to Ericsson Raynet for capital contributions relating to non-cash losses. At June 30, 1995, the company's investment balance in Ericsson Raynet was greater than its equity share in the net assets of Ericsson Raynet by $3 million principally due to the joint venture's classification of a capital contribution receivable from Raynet as a contra-equity item.

================================================================================

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

     The company adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106), effective July 1, 1992. This statement requires accrual accounting for all postretirement benefits other than pensions. The company elected to immediately recognize the transition obligation as the cumulative effect of a change in accounting principle, resulting in a decrease to 1993 net income of $2 million, or $0.06 per share.

     Prior to the adoption of FAS 106, the cost of providing medical and dental benefits to early retirees was expensed as incurred. The cost of these benefits (determined in accordance with FAS 106) was $0.4 million, comprised of a service cost of $0.2 million and interest cost of $0.2 million, in each of the years 1995, 1994, and 1993.

     The following table sets forth components of the accumulated postretirement benefit obligation:


--------------------------------------------------------------------------------
JUNE 30 (in thousands)                                             1995     1994
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation attributable to:
  Retirees                                                       $  792   $  500
  Fully eligible employees                                          689      600
  Other active employees                                          1,740    1,600
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                     3,221    2,700
Unrecognized net gain                                                74      233
--------------------------------------------------------------------------------
Accrued postretirement benefit obligation                        $3,295   $2,933
--------------------------------------------------------------------------------

     The assumed discount rates used to measure the accumulated postretirement benefit obligation were 7.75% at June 30, 1995 and 8.25% at June 30, 1994. The assumed health care cost trend rate for 1995 is 9%, declining to an ultimate rate in 2001 of 6%. A one percentage point increase in the assumed health care cost trend rate for each future year increases annual net periodic postretirement benefit cost and the accumulated postretirement benefit obligation as of June 30, 1995, by $0.1 million and $0.4 million, respectively.

================================================================================

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

     Effective January 1, 1995, the company adopted amendments to the International Pension Plan to expand benefit coverage to include more employees. This change resulted in an increase of $0.2 million in pension expense for 1995 and an increase of approximately $2.5 million in the projected benefit obligation.

     In 1995, the U.S. plan recognized a curtailment loss of $1.2 million related to the transfer of Raynet employees to the Ericsson pension plan.

     On January 1, 1993, the U.S. plan was amended to update the years used to calculate past service benefits. The amendment generated an unrecognized prior service cost of $5 million.

     The assumptions used to measure the projected benefit obligation and to compute the expected long-term return on assets for the company's defined benefit pension plans are as follows:


--------------------------------------------------------------------------------
                                                  1995          1994        1993
--------------------------------------------------------------------------------
U.S. plans:
  Discount rate                                  7.75%         8.25%       8.25%
  Average increase in compensation levels        4.75%         5.25%        5.5%
  Expected long-term return on assets             8.5%            9%          9%
Non-U.S. plans:
  Discount rates                           5.5% - 9.3%     6% - 8.5%   6% - 9.5%
  Average increase in compensation levels    3% - 6.9%     4% - 6.9%     6% - 7%
  Expected long-term return on assets       7.5% - 10%   7.5% - 9.5%    8% - 10%
--------------------------------------------------------------------------------

Net periodic pension cost includes the following components:


-------------------------------------------------------------------------------------------------------------
                                                          U.S. PLANS                     NON-U.S. PLANS
                                                -----------------------------   -----------------------------
YEARS ENDED JUNE 30 (in thousands)                  1995      1994       1993      1995       1994       1993
-------------------------------------------------------------------------------------------------------------
Service cost-benefits earned during the period  $  6,105   $ 6,161   $  5,479   $ 9,584   $  7,477   $  7,154
Interest cost on projected benefit obligation      9,009     8,091      7,061    13,161     10,148      8,809
Actual (return) loss on plan assets              (16,342)      165    (10,927)   (3,969)   (14,055)   (15,488)
Net amortization and deferral                      9,820    (6,697)     4,828    (6,241)     5,607      7,744
-------------------------------------------------------------------------------------------------------------
Net periodic pension cost                       $  8,592   $ 7,720   $  6,441   $12,535   $  9,177   $  8,219
-------------------------------------------------------------------------------------------------------------

The following table sets forth the funded status of the plans:


------------------------------------------------------------------------------------------------------------------------
                                      ASSETS EXCEED ACCUMULATED BENEFITS            ACCUMULATED BENEFITS EXCEED ASSETS
                                 ---------------------------------------------   ----------------------------------------
                                      U.S. PLANS            NON-U.S. PLANS           U.S. PLANS         NON-U.S. PLANS
                                 ---------------------   ---------------------   ------------------   -------------------
JUNE 30 (in thousands)                1995        1994       1995         1994      1995       1994       1995       1994
-------------------------------------------------------------------------------------------------------------------------
Actuarial present value
  of benefit obligations:
  Vested benefit obligation      $(103,501)  $ (93,365)  $ (64,030)  $ (55,629)  $(3,978)  $ (1,776)  $(43,820)  $(33,232)
-------------------------------------------------------------------------------------------------------------------------
  Accumulated benefit
    obligation                   $(108,949)  $ (98,025)  $ (65,111)  $ (56,687)  $(4,027)  $( 1,808)  $(45,855)  $(35,200)
-------------------------------------------------------------------------------------------------------------------------
  Projected benefit obligation   $(118,013)  $(107,694)  $(121,614)  $(107,740)  $(7,702)  $ (3,141)  $(54,377)  $(42,021)
Plan assets at fair value          110,652      98,915     120,735     105,038         -          -        744          -
-------------------------------------------------------------------------------------------------------------------------
Plan assets less than
  projected benefit obligation      (7,361)     (8,779)       (879)     (2,702)   (7,702)    (3,141)   (53,633)   (42,021)
Unrecognized net loss (gain)        17,170      21,961      (1,167)      2,096       818       (620)    (4,798)    (3,698)
Unrecognized net transition
  (asset) liability                 (1,668)     (3,204)     (8,169)     (8,942)      645        675       (477)         -
Unrecognized prior service cost      8,150      10,747       3,055       3,174     5,247      3,161          -          -
Adjustment required to
  recognize additional
  minimum liability                      -           -           -           -    (3,033)    (2,211)         -          -
-------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued)
  pension cost                   $  16,291   $  20,725   $  (7,160)  $  (6,374)  $(4,025)  $ (2,136)  $(58,908)  $(45,719)
-------------------------------------------------------------------------------------------------------------------------

================================================================================

DEBT STRUCTURE

Long-term debt consists of the following:

--------------------------------------------------------------------------------
JUNE 30 (in thousands)                                         1995         1994
--------------------------------------------------------------------------------
3.3% to 8.875% notes payable to banks and others
  requiring payments in varying amounts through 2025       $ 39,094     $ 37,062
9.55% privately placed senior notes, payable in 1996,
  retired on November 1, 1994                                     -      210,000
Syndicated term loan requiring varying quarterly
  payments beginning December 1996 through
  September 1999. The interest rate fluctuates
  quarterly and was 6.792% at June 30, 1995.                225,000            -
Industrial Revenue Bond due in equal quarterly
  installments through 1996. The interest rate,
  which fluctuates according to the lender's prime
  rate, was 5.13% at June 30, 1995.                             500        1,500
--------------------------------------------------------------------------------
Total long-term debt                                        264,594      248,562
Less current maturities                                       1,042        3,881
--------------------------------------------------------------------------------
Long-term portion                                          $263,552     $244,681
--------------------------------------------------------------------------------

    The company entered into a $210 million private placement debt agreement in February 1991. In December 1992, the company entered into a three-year interest rate swap agreement which effectively converted $100 million of notional principal amount from a fixed rate to a floating rate. Under the agreement, which was to mature on December 8, 1995, the company made payments to a counterparty at variable rates based on LIBOR, reset every six months, and in return received payments based on a fixed rate of 5.715%. The LIBOR rate for the period from December 8, 1992, to June 7, 1993, was 3.875% and the LIBOR rate for the period from June 8, 1993, to December 8, 1993, was 3.4375%. The effect of the interest rate swap agreement was to reduce interest expense in both 1994 and 1993 by $1 million. On December 8, 1993, the company terminated this agreement which resulted in a deferred gain of $3 million to be amortized over the remaining life of the hedged debt. In 1994, $1 million of the gain was recognized as a reduction of interest expense. On November 1, 1994, the company prepaid the holders of its 9.55% privately placed senior notes resulting in an extraordinary loss, which included recognition of the remaining deferred gain on the termination of the interest rate swap (see note "Extraordinary Item--Loss Related to the Early Retirement of Debt").

    On September 29, 1994, the company entered into syndicated loan agreements providing for a five-year partially amortizing loan of $225 million, and a renewable 364-day revolving credit facility of $200 million. Interest on the term loan and revolving credit facility are at variable spreads over LIBOR. Proceeds from the term loan were drawn on November 1, 1994, and used to retire the 9.55% privately placed senior notes and for general corporate purposes, while the revolving credit facility replaced existing committed credit facilities.

     The new syndicated loan agreements include covenants that, among other things, specify a minimum net worth requirement, a maximum leverage limit, a minimum fixed charge coverage ratio, and limits on further advances to fund Raynet operations.

     Long-term debt maturing during the five years subsequent to June 30, 1995, is as follows: 1996--$1 million; 1997--$47 million; 1998--$69 million; 1999--$98 million; 2000--$36 million; and thereafter-- $14 million. Assets pledged as security for long-term debt totaled $46 million at June 30, 1995.

     Information regarding short-term debt is as follows:

--------------------------------------------------------------------------------
YEARS ENDED JUNE 30 (dollars in thousands)         1995        1994         1993
--------------------------------------------------------------------------------
Total lines of credit at June 30               $419,864    $483,073     $448,651
Available unused credit lines at June 30       $364,307    $437,856     $394,636
--------------------------------------------------------------------------------
Weighted average interest rate at June 30:
  Highly inflationary economies                   16.8%       15.1%         9.8%
  Other countries                                  7.0%        9.4%         7.3%
  Worldwide average                                7.1%        9.5%         7.5%
--------------------------------------------------------------------------------

     In addition to short-term borrowings, lines of credit are used for letters of credit, debt guarantees, and other purposes. The company had no significant compensating balance requirements or capital lease obligations at June 30, 1995.

================================================================================

STOCK

REPURCHASE OF COMMON STOCK

In December 1994, the Board of Directors authorized the repurchase, at management's discretion, of up to 1.5 million shares of the company's stock during any one fiscal year. Shares repurchased under this authorization are used to offset the dilution caused by the company's employee stock purchase and stock option plans. In 1995, the company repurchased 700,000 shares, of which 473,360 shares were reissued and 226,640 shares were held as treasury stock at June 30, 1995. The 473,360 shares reissued were repurchased at an aggregate price of $18 million and reissued at an aggregate price of $14 million. The $4 million difference between the repurchase and reissuance prices was treated as a reduction of retained earnings.

EMPLOYEE STOCK PURCHASE PLANS

The company's employee stock purchase plans provide that eligible employees may contribute up to 15% of their base earnings toward the quarterly purchase of the company's Common Stock. The employees' purchase price is derived from a formula based on the fair market value of the Common Stock. No compensation expense is recorded in connection with the plans. Shares issued under the plans were 905,000 in 1995, 901,000 in 1994, and 1,188,000 in 1993. At June 30, 1995, a
total of 4,466 of the 8,337 eligible employees were participants in the plans.

     On October 28, 1992, the stockholders approved an amendment to the employee stock purchase plans to reduce the maximum enrollment period from 27 months to 12 months and to increase the aggregate number of shares issuable under the plans by 1,400,000. On October 27, 1993, the stockholders approved an amendment to the employee stock purchase plans to increase the aggregate number of shares issuable under the plans by 700,000. On November 9, 1994, the stockholders approved another amendment to the employee stock purchase plans to increase the aggregate number of shares issuable under the plans by 700,000. The total number of shares reserved for future issuance under the plans was 733,000 at June 30, 1995.

STOCK OPTION AND INCENTIVE PLANS

The company has various stock option and management incentive plans for selected employees, officers, directors, and consultants. The plans provide for awards in the form of stock options, stock appreciation rights, stock purchase rights, convertible debentures, and performance shares. As of June 30, 1995, only stock options had been awarded under the plans. Options to purchase Common Stock have been granted at no less than fair market value on the date of grant.

     On October 27, 1993, the stockholders approved an amendment to the 1990 Incentive Plan to increase by 1,700,000 shares the aggregate number of shares issuable under the plan. On November 9, 1994, the stockholders approved two amendments to the 1990 Incentive Plan to: 1) limit the number of shares with respect to which options may be granted to no more than 200,000 shares to any one participant in any one-year period; and 2) to extend up to five years the period during which awards granted on or after August 12, 1994, may be exercised following retirement from the company.

     At June 30, 1995, 853 optionees held options for the purchase of Common Stock with expiration dates occurring between July 1, 1995 and June 30, 2005, with an average exercise price of $34 per share.

     The following table summarizes Raychem option activity during 1995, 1994, and 1993:


----------------------------------------------------------------------------------------
OPTION SHARES, JUNE 30 (in thousands except per share data)     1995      1994      1993
----------------------------------------------------------------------------------------
Outstanding at beginning of year                               5,211     4,896     4,299
Granted                                                        1,051       894     1,188
Exercised                                                       (466)     (232)     (453)
Expired or canceled                                             (208)     (347)     (138)
----------------------------------------------------------------------------------------
Outstanding at end of year                                     5,588     5,211     4,896
----------------------------------------------------------------------------------------
Exercisable                                                    3,256     2,676     2,284
----------------------------------------------------------------------------------------
Available for future grant                                       759     1,792       710
----------------------------------------------------------------------------------------
Option price per share
  Exercised                                                  $17-$40   $21-$41   $17-$41
  Outstanding                                                $17-$45   $17-$45   $17-$45
----------------------------------------------------------------------------------------


================================================================================

RESTRUCTURING AND DIVESTITURES

Over the past several years, the company has strengthened its core businesses and improved its results of operations through a series of initiatives. These actions were in response to product shifts within markets, declining worldwide defense sales, and expanding commercial opportunities. The company therefore consolidated manufacturing capabilities and streamlined operations.

     The core business incurred a pretax charge of $24 million in the first quarter of 1995 for the restructuring of its telecommunications business segment. All charges, excluding asset writedowns, were cash in nature, substantially incurred in 1995, and funded through operating cash flows. The following table sets forth components of the company's "Provision for restructuring and divestitures" for the year ended June 30, 1995 (none in 1994 and 1993):

------------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30                   EMPLOYEE            ASSET
(in thousands)                      SEVERANCE       WRITEDOWNS     LEASES         OTHER          TOTAL
------------------------------------------------------------------------------------------------------
1995
Telecommunications:
  Employee severance                    $13,200        $    -        $  -        $    -        $13,200
  Assets to be sold                           -         5,680           -         1,000          6,680
  Discontinued product inventory              -         2,600           -             -          2,600
  Vacated buildings                           -             -         620             -            620
  Other                                       -             -           -           800            800
------------------------------------------------------------------------------------------------------
Provision for restructuring
  and divestitures                      $13,200        $8,280        $620        $1,800        $23,900
------------------------------------------------------------------------------------------------------

     The company has implemented a number of programs in prior years to restructure the core business. Reserves which were established prior to fiscal 1992 have largely been used, and the remaining balances, if any, are immaterial. The following table sets forth the company's restructuring reserves as of June 30, 1993, 1994, and 1995:

--------------------------------------------------------------------------------------------------------------
RESTRUCTURING RESERVES               EMPLOYEE           ASSET
(in thousands)                      SEVERANCE      WRITEDOWNS          LEASES           OTHER            TOTAL
--------------------------------------------------------------------------------------------------------------
Balance July 1, 1992                 $ 11,585         $ 3,681         $ 1,363         $ 7,698         $ 24,327
--------------------------------------------------------------------------------------------------------------
  Cash payments                        (8,584)              -            (688)         (3,320)         (12,592)
  Non-cash items                            -          (2,199)              -          (1,200)          (3,399)
--------------------------------------------------------------------------------------------------------------
Balance June 30, 1993                   3,001           1,482             675           3,178            8,336
--------------------------------------------------------------------------------------------------------------
  Cash payments                        (1,663)              -            (645)         (2,726)          (5,034)
  Non-cash items                            -            (630)              -               -             (630)
--------------------------------------------------------------------------------------------------------------
Balance June 30, 1994                   1,338             852              30             452            2,672
--------------------------------------------------------------------------------------------------------------
  Provision for restructuring
    and divestitures                   13,200           8,280             620           1,800           23,900
  Adjustment to reserves                1,300          (1,300)              -               -                -
  Cash payments                       (13,676)              -            (650)         (1,237)         (15,563)
  Non-cash items                            -          (7,832)              -               -           (7,832)
--------------------------------------------------------------------------------------------------------------
Balance June 30, 1995                $  2,162         $     -         $     -         $ 1,015         $  3,177
--------------------------------------------------------------------------------------------------------------

================================================================================

INTEREST

Interest expense, net, consisted of the following components:

-------------------------------------------------------------------------------
Years ended June 30 (in thousands)         1995           1994           1993
-------------------------------------------------------------------------------
Interest expense incurred                $ 20,434       $ 22,318       $ 26,991
Interest expense capitalized                 (724)        (1,172)          (362)
Interest income                            (6,664)        (8,384)       (11,762)
-------------------------------------------------------------------------------
Interest expense, net                    $ 13,046       $ 12,762       $ 14,867
-------------------------------------------------------------------------------

================================================================================

SALE OF ASSETS

In the fourth quarter of 1995, Johnson & Johnson acquired, in a tax-free reorganization, all of the outstanding common stock of Menlo Care, Inc., a company in which Raychem held a minority interest. This transaction resulted in a pretax gain of $5 million. In 1993, the company sold its remaining equity interest in Mitek Surgical Products, Inc. for $4 million, resulting in a pretax gain of $4 million. These gains were included in "other expense, net."

     As proceeds from the Menlo Care transaction, the company received cash, and shares of Johnson & Johnson common stock valued on the closing date at approximately $6 million. In connection with the transaction, the company agreed that it had no present plan or intention to sell more than 60% of the stock received. At June 30, 1995, the company held Johnson & Johnson stock valued at approximately $3 million, the fair value based on the quoted market price.

================================================================================

INCOME TAXES

As discussed in the "Summary of Significant Accounting Policies," the company adopted FAS 109 effective July 1, 1992. (Loss) income before income taxes, extraordinary item, and changes in accounting principles consisted of the following components:

----------------------------------------------------------------------------------------------
YEARS ENDED JUNE 30 (in thousands)                          1995          1994          1993
----------------------------------------------------------------------------------------------
U.S. operations, including Puerto Rico                    $(89,868)    $(102,200)    $ (74,736)
Non-U.S. operations                                         89,598       135,945       114,320
----------------------------------------------------------------------------------------------
(Loss) income before income taxes, extraordinary item,
  and changes in accounting principles                    $   (270)    $  33,745     $  39,584
----------------------------------------------------------------------------------------------

The provision for income taxes included:

--------------------------------------------------------------------------------
YEARS ENDED JUNE 30 (in thousands)              1995        1994          1993
--------------------------------------------------------------------------------
Current tax (benefit):
  U.S. federal, including Puerto Rico        $    547     $  1,194     $ (2,398)
  U.S. state and local                            510          775          743
  Non-U.S                                      16,656       34,820       34,691
--------------------------------------------------------------------------------
Total current tax                              17,713       36,789       33,036
--------------------------------------------------------------------------------
Deferred tax (benefit):
  U.S. federal, including Puerto Rico             (12)      (2,419)       1,419
  Non-U.S                                       3,477       (2,304)      (2,796)
--------------------------------------------------------------------------------
Total deferred tax (benefit)                    3,465       (4,723)      (1,377)
--------------------------------------------------------------------------------
Provision for income taxes                   $ 21,178     $ 32,066     $ 31,659
--------------------------------------------------------------------------------

     The company has provided for U.S. federal income taxes and foreign withholding taxes on the portion of the undistributed earnings of non-U.S. subsidiaries expected to be remitted. Undistributed earnings intended to be reinvested indefinitely in foreign subsidiaries were approximately $388 million at June 30, 1995. If these earnings were distributed, foreign withholding taxes would be imposed; however, foreign tax credits would become available to substantially reduce any resulting U.S. income tax liability.

     Income from operations in certain countries is subject to reduced tax rates as a result of satisfying certain commitments regarding employment and capital investment. The exemption grants for these operations will expire at various dates through 2010. The income tax benefits related to the tax status of these operations are estimated to be $3 million for 1995, and $5 million for 1994 and 1993.

     The company's provision for income taxes differed from the amount computed by applying the statutory U.S. federal income tax rate to (loss) income before income taxes, extraordinary item, and changes in accounting principles as follows:

--------------------------------------------------------------------------------------------------
YEARS ENDED JUNE 30 (in thousands)                                 1995         1994        1993
--------------------------------------------------------------------------------------------------
(Benefit) tax determined by applying U.S. statutory rate
  to (loss) income before income taxes, extraordinary item,
  and changes in accounting principles                          $    (95)    $ 11,811     $ 13,459
Tax benefit of deferred deductions, net operating losses,
  and net foreign and minimum tax credits to be carried
  forward to future years                                         31,873       31,025       30,932
Tax rate differences and foreign tax credits,
  net of withholding taxes                                        (8,202)      (9,572)     (12,443)
State and local taxes, net of federal income tax benefits            338          497           51
Adjustment of prior years' taxes                                     230          210       (2,395)
Other items, net                                                  (2,966)      (1,905)       2,055
--------------------------------------------------------------------------------------------------
Provision for income taxes                                      $ 21,178     $ 32,066     $ 31,659
--------------------------------------------------------------------------------------------------

     Future expirations of U.S. tax loss and tax credit carryforwards, if not utilized, are as follows: $0.6 million in 1998; $6.2 million in 1999; $1.3 million in 2000; $6.4 million in 2004; $4.3 million in 2005; $4.2 million in 2006; $4.8 million in 2007; $2.0 million in 2008; $12.3 million in 2009; $18.7 million in 2010; and $7.8 million with no expiration.

     U.S. federal tax return examinations have been completed for years through 1992. The company believes adequate provisions for income tax have been recorded for all years.

     Deferred tax liabilities (assets) under FAS 109 were comprised of the following:

-----------------------------------------------------------------------------------------------------
JUNE 30 (in thousands)                                         1995            1994            1993
-----------------------------------------------------------------------------------------------------
Liabilities:
  Difference between book and tax bases of assets           $      --         $    --       $   1,487
  Retirement benefits                                             874           1,668           2,658
  Other                                                        14,613          13,127          11,434
-----------------------------------------------------------------------------------------------------
Gross deferred tax liabilities                                 15,487          14,795          15,579
-----------------------------------------------------------------------------------------------------
Assets:
  Compensation and benefits accrual                            (3,949)         (3,412)         (2,748)
  Asset reserves                                              (11,396)        (16,662)         (7,473)
  Restructuring and divestitures accruals                      (8,065)         (5,109)        (10,484)
  Capitalization of research and experimental costs,
     net of amortization                                     (166,744)       (167,576)       (176,829)
  Difference between book and tax bases of investments           (712)         (2,215)         (1,918)
  Net operating loss carryforwards                            (38,065)        (12,124)             --
  General business credits                                    (27,049)        (14,670)         (9,056)
  Minimum tax credit                                           (4,097)         (3,277)         (3,167)
  Foreign tax credit                                          (31,488)         (5,900)             --
  Difference between book and tax bases of assets              (1,833)           (275)             --
  Other                                                       (10,236)         (9,055)        (13,874)
-----------------------------------------------------------------------------------------------------
Gross deferred tax assets                                    (303,634)       (240,275)       (225,549)
-----------------------------------------------------------------------------------------------------
Deferred tax asset valuation allowance                        292,822         229,787         210,404
-----------------------------------------------------------------------------------------------------
Net deferred tax liability                                  $   4,675       $   4,307       $     434
-----------------------------------------------------------------------------------------------------

     The net change in the total valuation allowance for the year ended June 30, 1995, was an increase of $63 million. The deferred tax asset valuation allowance is primarily attributed to U.S. federal and state deferred tax assets. Management believes sufficient uncertainty exists regarding the realizability of these items that a valuation allowance is required.

================================================================================

EXTRAORDINARY ITEM--LOSS RELATED TO EARLY RETIREMENT OF DEBT

On November 1, 1994, the company prepaid the holders of its 9.55% privately placed senior notes. Accordingly, the company recorded an extraordinary loss of $6 million related to the early retirement of debt. The extraordinary loss was comprised of a $7 million prepayment penalty and deferred debt issuance costs, net of a $1 million deferred gain resulting from the termination of a related interest rate swap agreement. There was no tax benefit recognized for the extraordinary item because it increased U.S. losses.

===================================================================================================================================

WORLDWIDE OPERATIONS(a)
-----------------------------------------------------------------------------------------------------------------------------------
                                                              UNITED                           REST OF                  CONSOLIDATED
(in thousands)                                               STATES      EUROPE       ASIA      WORLD  CONSOLIDATION          TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Revenues from unaffiliated customers(b)             1995   $539,518    $653,221   $198,845   $138,989      $      --     $1,530,573
                                                    1994    562,199     587,196    179,060    133,077             --      1,461,532
                                                    1993    487,958     644,547    127,090    126,135             --      1,385,730
-----------------------------------------------------------------------------------------------------------------------------------
Revenues between geographic areas(c)                1995    220,267     117,188     13,729        138       (351,322)            --
                                                    1994    199,331     141,493      8,427        142       (349,393)            --
                                                    1993    169,586     183,176      4,700         55       (357,517)            --
-----------------------------------------------------------------------------------------------------------------------------------
Total revenues                                      1995    759,785     770,409    212,574    139,127       (351,322)     1,530,573
                                                    1994    761,530     728,689    187,487    133,219       (349,393)     1,461,532
                                                    1993    657,544     827,723    131,790    126,190       (357,517)     1,385,730
-----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss) before provision for        1995     43,664     103,926      4,809      5,309             --        157,708
  restructuring and divestitures, and loss on       1994    (80,764)    120,825      2,026     11,443             --         53,530
  formation of JV and other Raynet items            1993    (64,039)    115,476      2,514     12,078             --         66,029
-----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss) including provision         1995      6,532      85,126      4,809      5,309             --        101,776
  for restructuring and divestitures, and loss on   1994    (80,764)    120,825      2,026     11,443             --         53,530
  formation of JV and other Raynet items            1993    (64,039)    115,476      2,514     12,078             --         66,029
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes,                  1995    (89,868)     60,983     18,583     10,032             --           (270)
  extraordinary item, and changes in                1994   (102,200)    108,345     15,686     11,914             --         33,745
  accounting principles                             1993    (74,736)     93,967      6,282     14,071             --         39,584
-----------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                                 1995    335,609     487,079    150,511     60,492             --      1,033,691
                                                    1994    433,155     452,888    139,947     56,328             --      1,082,318
                                                    1993    426,920     416,147     85,698     46,910             --        975,675
-----------------------------------------------------------------------------------------------------------------------------------
Corporate assets                                    1995    186,911     177,809     40,445     15,889             --        421,054
                                                    1994    201,762      67,581     32,542     14,812             --        316,697
                                                    1993    203,758     105,346     26,011     21,480             --        356,595
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                        1995    522,520     664,888    190,956     76,381             --      1,454,745
                                                    1994    634,917     520,469    172,489     71,140             --      1,399,015
                                                    1993    630,678     521,493    111,709     68,390             --      1,332,270
-----------------------------------------------------------------------------------------------------------------------------------

(a) Raynet Corporation and subsidiaries' results are presented on the equity basis of accounting in 1995 versus consolidated in 1994 and 1993.
(b) Revenues from unaffiliated customers in each geographic area reflect only shipments originating locally and exclude direct exports from other geographic areas.
(c) Revenues between geographic areas are recorded on the basis of arms-length prices established by the company. Beginning in 1993, revenues originating from the company's Tijuana, Mexico facility are reported as originating in the United States due to a change in the cross-border product transfer agreement between the United States and Mexico.

================================================================================

BUSINESS SEGMENTS

The electronics business segment serves the aerospace, automotive, defense, mass transit, computer, communications, medical, and other industries. The industrial business segment serves industrial and commercial infrastructure customers, including electric, gas, and water utilities; industrial plants and pipelines; and commercial construction. The telecommunications business segment serves the telephone and cable television industries. The company's Raynet subsidiary delivered fiber-optic distribution systems for voice, video, and data to telecommunications network operators. Raynet Corporation and subsidiaries' results are presented on the equity basis of accounting in 1995 versus consolidated in 1994 and 1993.

---------------------------------------------------------------------------------------------------------------------------------
                                                                               TELECOMMU-                            CONSOLIDATED
(in thousands)                                        ELECTRONICS  INDUSTRIAL   NICATIONS     RAYNET   CORPORATE            TOTAL
---------------------------------------------------------------------------------------------------------------------------------
Revenues(a)                                     1995    $611,036     $499,344    $420,193  $      --     $      --     $1,530,573
                                                1994     521,890      451,814     430,044     57,784            --      1,461,532
                                                1993     503,168      443,390     429,501      9,671            --      1,385,730
---------------------------------------------------------------------------------------------------------------------------------
Operating income (loss) before provision for    1995      98,768       86,519      62,809       --         (90,388)       157,708
restructuring and divestitures, and loss on     1994      88,070       77,800      76,485   (100,416)      (88,409)        53,530
formation of JV and other Raynet items          1993      64,334       80,869      87,191    (88,946)      (77,419)        66,029
---------------------------------------------------------------------------------------------------------------------------------
Operating income (loss) including provision     1995      98,768       86,519      38,909       --        (122,420)       101,776
for restructuring and divestitures, and loss    1994      88,070       77,800      76,485   (100,416)      (88,409)        53,530
on formation of JV and other Raynet items       1993      64,334       80,869      87,191    (88,946)      (77,419)        66,029
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes,              1995          --           --          --         --            --           (270)
extraordinary item, and changes                 1994          --           --          --         --            --         33,745
in accounting principles                        1993          --           --          --         --            --         39,584
---------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                             1995     448,858      323,109     261,724         --       421,054      1,454,745
                                                1994     381,863      300,320     290,591    109,544       316,697      1,399,015
                                                1993     341,578      279,367     275,100     79,630       356,595      1,332,270
---------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                            1995      37,179       22,515      20,802         --        13,545         94,041
                                                1994      33,211       20,415      26,967     10,758        12,705        104,056
                                                1993      17,508       14,758      24,411     11,036        21,832         89,545
---------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                   1995      27,020       16,456      19,873         --        11,449         74,798
                                                1994      24,672       16,715      17,795     14,806        12,277         86,265
                                                1993      23,531       14,030      20,687     10,259        12,136         80,643
---------------------------------------------------------------------------------------------------------------------------------

(a) Revenues between segments are immaterial.

================================================================================

COMMITMENTS

Total rental expense was $35 million in 1995, and $39 million in both 1994 and 1993. The company had commitments at June 30, 1995, to expend approximately $15 million for the construction or acquisition of additional property, plant, and equipment. Annual future minimum lease payments at June 30, 1995, under noncancelable operating leases, are as follows: 1996--$27 million; 1997--$20 million; 1998--$16 million; 1999--$11 million; 2000--$11 million; and thereafter--$64 million.

================================================================================

CONTINGENCIES

The company has been named, among others, as a potentially responsible party ("PRP") in administrative proceedings alleging that it may be liable for the costs of correcting environmental conditions at certain hazardous waste sites. At all of the sites, the company is alleged to be a de minimis generator of hazardous wastes, and the company believes that it has limited or no liability for cleanup costs at these sites. The company has also been notified by a state environmental agency that it may be required to investigate the need for remedial work at one of its manufacturing sites. The company is currently conducting such investigations on a voluntary basis. The company and its subsidiaries have also been named as a defendant, along with sixteen other corporate and governmental codefendants, in a private cost recovery for environmental cleanup expenses at the West Contra Costa County Landfill in Richmond, California. On August 4, 1995, the company's and other defendants' motion for judgment on the pleadings was granted by the District Court, striking the plaintiff's claim that the company and the other defendants were jointly and severally liable for response costs at the site. As a result, the company's potential liability, if any, for response costs at the site would be based on the company's disposal of wastes at the site. The company believes its wastes constitute less than 2% of the total amount of wastes disposed of at the site.

      Additionally, the company and its subsidiaries have been named as defendants in lawsuits arising from various commercial matters, including product liability. The principal product liability litigation involves a variety of claims arising from the company's heat-tracing and freeze-protection products. The only such action in which material damages are alleged seeks in excess of $25 million, but the claim has not progressed sufficiently for the company to estimate a range of possible loss, if any. The company intends to defend itself vigorously in these matters. The company's experience to date is that losses, if any, from such claims have not had, nor are they expected to have, a material effect on the company's financial position or results of operations. The company maintains insurance to cover product liability claims.

      In the second quarter of 1992, the company and its insurer reached settlement with the plaintiffs in a class action securities suit. The settlement totaled $19.5 million, which was funded $8.25 million by the company and $11.25 million by its insurer. The company expects to recover a portion of its funding, either through litigation or when a definitive agreement is reached with its insurer, and has filed suit against its insurer to resolve
this issue. Recovery, if any,   will be recorded when received.

       Legal proceedings tend to be unpredictable and costly. Based on currently available information, however, management believes that the resolution of pending claims, regulatory inquiries, and legal proceedings will not have a material adverse effect on the company's operating results or financial position.

QUARTERLY FINANCIAL DATA (UNAUDITED)
=================================================================================================================================

=================================================================================================================================
QUARTER ENDED (in thousands except share data)              SEPTEMBER 30        DECEMBER 31           MARCH 31            JUNE 30
---------------------------------------------------------------------------------------------------------------------------------
FISCAL 1995:(a)
  Revenues                                                      $368,145(b)        $382,494           $368,784           $411,150
  Gross profit                                                   185,286(b)         197,846            184,718            204,157
  Provision for restructuring and divestitures                    23,900                 --                 --                 --
  Loss on formation of Ericsson Raynet joint venture
    and other Raynet items                                        31,723(b)            (423)               931               (199)
  (Loss) income before income taxes, extraordinary
    item, and change in accounting principle                     (45,638)            31,134             18,562             (4,328)
  (Loss) income before extraordinary item and
    change in accounting principle                               (48,328)            19,999             10,896             (4,015)
  Extraordinary item--(loss) adjustment related to
    early retirement of debt, net of $0 income taxes              (7,074)               756                 --                 --
  Cumulative effect of change in accounting principle,
    net of $0 income taxes                                        (1,477)                --                 --                 --
  Net (loss) income                                              (56,879)            20,755             10,896             (4,015)
---------------------------------------------------------------------------------------------------------------------------------
Per share data:
  (Loss) earnings per common share:
    (Loss) income before extraordinary item and
       change in accounting principle                           $  (1.12)          $   0.45           $   0.25           $  (0.09)
    Extraordinary item                                             (0.16)              0.02                 --                 --
    Change in accounting principle                                 (0.04)                --                 --                 --
                                                                --------           --------           --------           --------
    Net (loss) income                                           $  (1.32)          $   0.47           $   0.25           $  (0.09)
                                                                --------           --------           --------           --------
  Cash dividends per common share                               $   0.08           $   0.08           $   0.08           $   0.08
  Price range of Common Stock(c)                         35 1/8 - 41 7/8    32 3/8 - 42 3/8    34 1/4 - 41 3/8    32 1/2 - 41 1/4
=================================================================================================================================
FISCAL 1994:
  Revenues                                                      $355,432           $353,835           $361,278           $390,987
  Gross profit                                                   171,702            165,851            165,769            178,390
  Income before income taxes                                      18,317              4,731              7,395              3,302
  Net income (loss)                                                6,411              1,656              1,066             (7,454)
---------------------------------------------------------------------------------------------------------------------------------
Per share data:
  Net income (loss) per common share                            $   0.15           $   0.04           $   0.02           $  (0.17)
  Cash dividends per common share                                   0.08               0.08               0.08               0.08
  Price range of Common Stock(c)                         34 1/8 - 44 3/8        35 1/4 - 43    35 3/8 - 40 3/4    33 1/4 - 38 3/4
=================================================================================================================================

(a) Raynet Corporation and subsidiaries' results are presented on the equity basis of accounting in fiscal 1995 versus consolidated in fiscal 1994.
(b) Reflects restatement of Raynet Corporation and subsidiaries' results to the equity basis of accounting.
(c) The price range of Common Stock is as reported on the New York Stock Exchange composite tape.

Raychem Corporation Common Stock is listed on the New York Stock Exchange. The number of stockholders as of August 21, 1995, was 6,387. Dividends have been paid quarterly since the second quarter of fiscal 1978. The closing price of the company's Common Stock on the New York Stock Exchange composite tape on August 21, 1995, was $44 5/8 per share.

TEN-YEAR SUMMARY
===============================================================================================================================

===============================================================================================================================
YEARS ENDED JUNE 30 (dollars in thousands except per share amounts)
                                                                                    1995               1994               1993
===============================================================================================================================
RAYCHEM CORPORATION Consolidated(a)
===============================================================================================================================
INCOME DATA
  Revenues                                                                     $1,530,573         $1,461,532         $1,385,730
                                                                               ------------------------------------------------
  Provision for restructuring and divestitures                                 $   23,900         $        -         $        -
                                                                               ------------------------------------------------
  Loss on formation of Ericsson Raynet joint venture and other Raynet items    $   32,032         $        -         $        -
                                                                               ------------------------------------------------
  Equity in net loss of Ericsson Raynet                                        $   85,946         $        -         $        -
                                                                               ------------------------------------------------
  (Loss) income before income taxes, extraordinary item,
     and changes in accounting principles                                      $     (270)        $   33,745         $   39,584
                                                                               ------------------------------------------------
  Net (loss) income                                                            $  (29,243)        $    1,679         $    9,625
===============================================================================================================================
SHARE DATA
  (Loss) earnings per common share                                             $    (0.67)        $     0.04         $     0.23
                                                                               ------------------------------------------------
  Cash dividends per common share                                              $     0.32         $     0.32         $     0.32
                                                                               ------------------------------------------------
  Cash dividends per Series B share                                            $        -         $        -         $        -
                                                                               ------------------------------------------------
  Weighted average number of shares outstanding                                43,538,028         43,290,797         42,232,289
===============================================================================================================================
BALANCE SHEET DATA
  Total assets                                                                 $1,454,745         $1,399,015         $1,332,270
                                                                               ------------------------------------------------
  Long-term debt                                                               $  263,552         $  244,681         $  233,853
                                                                               ------------------------------------------------
  Total debt                                                                   $  293,226         $  275,548         $  275,562
                                                                               ------------------------------------------------
  Stockholders' equity                                                         $  749,658         $  732,924         $  689,504
                                                                               ------------------------------------------------
  (Decrease) increase in debt net of cash                                      $  (22,299)        $   55,842         $   32,715
===============================================================================================================================
OTHER SIGNIFICANT MEASURES
  Gross profit as a percent of product sales                                         50.5 %             46.7 %             48.2 %
                                                                               ------------------------------------------------
  Research and development expense as a percent of revenues                           7.8 %              9.3 %              9.3 %
                                                                               ------------------------------------------------
  Selling, general, and administrative expense as a percent of revenues              32.4 %             33.6 %             34.6 %
                                                                               ------------------------------------------------
  Net debt as a percent of stockholders' equity                                      23.4 %             26.9 %             20.5 %
                                                                               ------------------------------------------------
  Number of employees                                                               9,496             10,769             10,772
                                                                               ------------------------------------------------
  Revenues per average number of employees                                     $      151         $      136         $      126
===============================================================================================================================
RAYNET CORPORATION(f)
===============================================================================================================================
  Revenues                                                                     $        -         $   57,784         $    9,671
                                                                               ------------------------------------------------
  Net (loss) income                                                            $        -         $ (102,993)        $  (92,551)
===============================================================================================================================

(a) Raynet Corporation and subsidiaries' results are presented on the equity basis of accounting in 1995 versus consolidated in prior years.

(b) Restated to reflect reclassification of royalty and licensing income from "other expense, net" to "revenues."

(c) Reflects reclassification of litigation settlement to "other expense, net."

(d) Restated to reflect the three-for-one stock split effective on November 2, 1987.

(e) Cash exceeded debt at June 30.

(f) Raynet Corporation was incorporated in 1988.

TEN-YEAR SUMMARY

============================================================================================================

============================================================================================================
YEARS ENDED JUNE 30 (dollars in thousands except per share amounts)                  1992               1991
============================================================================================================
RAYCHEM CORPORATION Consolidated(a)
============================================================================================================

INCOME DATA
  Revenues                                                                     $1,301,601  (b)    $1,250,772  (b)
                                                                               -----------------------------
  Provision for restructuring and divestitures                                 $   43,300         $    3,697
                                                                               -----------------------------
  Loss on formation of Ericsson Raynet joint venture and other Raynet items    $        -         $        -
                                                                               -----------------------------
  Equity in net loss of Ericsson Raynet                                        $        -         $        -
                                                                               -----------------------------
  (Loss) income before income taxes, extraordinary item,
     and changes in accounting principles                                      $   12,585  (c)    $   (3,109)
                                                                               -----------------------------
  Net (loss) income                                                            $  (24,808)        $  (23,429)
============================================================================================================
SHARE DATA
  (Loss) earnings per common share                                             $    (0.64)        $    (0.63)
                                                                               -----------------------------
  Cash dividends per common share                                              $     0.32         $      0.3
                                                                               -----------------------------
  Cash dividends per Series B share                                            $        -         $        -
                                                                               -----------------------------
  Weighted average number of shares outstanding                                39,030,049         37,134,161
============================================================================================================
BALANCE SHEET DATA
  Total assets                                                                 $1,392,606         $1,234,860
                                                                               -----------------------------
  Long-term debt                                                               $  229,768         $  233,347
                                                                               -----------------------------
  Total debt                                                                   $  257,763         $  265,340
                                                                               -----------------------------
  Stockholders' equity                                                         $  715,188         $  651,973
                                                                               -----------------------------
  (Decrease) increase in debt net of cash                                      $  (57,610)        $   90,589
============================================================================================================
OTHER SIGNIFICANT MEASURES
  Gross profit as a percent of product sales                                         48.2 %             48.5 %
                                                                               -----------------------------
  Research and development expense as a percent of revenues                          10.8 %             11.2 %
                                                                               -----------------------------
  Selling, general, and administrative expense as a percent of revenues              33.6 %             35.8 %
                                                                               -----------------------------
  Net debt as a percent of stockholders' equity                                      15.2 %             25.5 %
                                                                               -----------------------------
  Number of employees                                                              11,187             11,406
                                                                               -----------------------------
  Revenues per average number of employees                                     $      115         $      111
============================================================================================================
RAYNET CORPORATION(f)
============================================================================================================
  Revenues                                                                     $   16,594         $   11,500
                                                                               -----------------------------
  Net (loss) income                                                            $  (89,334)        $  (73,959)
============================================================================================================


============================================================================================================
YEARS ENDED JUNE 30 (dollars in thousands except per share amounts)                  1990               1989
============================================================================================================
RAYCHEM CORPORATION Consolidated(a)
============================================================================================================
INCOME DATA
  Revenues                                                                     $1,114,713  (b)    $1,083,028
                                                                               -----------------------------
  Provision for restructuring and divestitures                                 $   90,000         $        -
                                                                               -----------------------------
  Loss on formation of Ericsson Raynet joint venture and other Raynet items    $        -         $        -
                                                                               -----------------------------
  Equity in net loss of Ericsson Raynet                                        $        -         $        -
                                                                               -----------------------------
  (Loss) income before income taxes, extraordinary item,
     and changes in accounting principles                                      $  (86,261)        $   63,767
                                                                               -----------------------------
  Net (loss) income                                                            $ (111,398)        $   36,347
============================================================================================================
SHARE DATA
  (Loss) earnings per common share                                             $    (3.12)        $     1.04
                                                                               -----------------------------
  Cash dividends per common share                                              $     0.32         $     0.30
                                                                               -----------------------------
  Cash dividends per Series B share                                            $        -         $     0.01
                                                                               -----------------------------
  Weighted average number of shares outstanding                                35,708,523         34,928,935
============================================================================================================
BALANCE SHEET DATA
  Total assets                                                                 $1,270,834         $1,172,783
                                                                               -----------------------------
  Long-term debt                                                               $   31,087         $   29,029
                                                                               -----------------------------
  Total debt                                                                   $  212,954         $  130,294
                                                                               -----------------------------
  Stockholders' equity                                                         $  690,467         $  734,286
                                                                               -----------------------------
  (Decrease) increase in debt net of cash                                      $   98,633         $  (19,132)
                                                                               -----------------------------
============================================================================================================
OTHER SIGNIFICANT MEASURES
  Gross profit as a percent of product sales                                         49.6 %             52.8 %
                                                                               -----------------------------
  Research and development expense as a percent of revenues                          11.0 %             11.1 %
                                                                               -----------------------------
  Selling, general, and administrative expense as a percent of revenues              37.5 %             36.7 %
                                                                               -----------------------------
  Net debt as a percent of stockholders' equity                                      11.0 %                   (e)
                                                                               -----------------------------
  Number of employees                                                              11,065             11,451
                                                                               -----------------------------
  Revenues per average number of employees                                     $       99         $       97
============================================================================================================
RAYNET CORPORATION(f)
  Revenues                                                                     $    7,625         $    2,960
                                                                               -----------------------------
  Net (loss) income                                                            $  (64,484)        $  (54,307)
============================================================================================================


==============================================================================================================================
YEARS ENDED JUNE 30 (dollars in thousands except per share amounts)                  1988               1987              1986
==============================================================================================================================
RAYCHEM CORPORATION Consolidated(a)
==============================================================================================================================
INCOME DATA
  Revenues                                                                     $1,094,733         $  944,434        $  797,632
                                                                               -----------------------------------------------
  Provision for restructuring and divestitures                                 $        -         $        -        $        -
                                                                               -----------------------------------------------
  Loss on formation of Ericsson Raynet joint venture and other Raynet items    $        -         $        -        $        -
                                                                               -----------------------------------------------
  Equity in net loss of Ericsson Raynet                                        $        -         $        -        $        -
                                                                               -----------------------------------------------
  (Loss) income before income taxes, extraordinary item,
     and changes in accounting principles                                      $  169,304         $  100,821        $   65,490
                                                                               -----------------------------------------------
  Net (loss) income                                                            $  125,285         $   73,599        $   48,790
==============================================================================================================================
SHARE DATA
  (Loss) earnings per common share                                             $     3.69         $     2.25  (d)   $     1.55  (d)
                                                                               -----------------------------------------------
  Cash dividends per common share                                              $     0.22         $     0.15  (d)   $     0.15  (d)
                                                                               -----------------------------------------------
  Cash dividends per Series B share                                            $     0.03         $     0.02  (d)   $     0.02  (d)
                                                                               -----------------------------------------------
  Weighted average number of shares outstanding                                33,979,365         32,738,442  (d)   31,508,283  (d)
==============================================================================================================================
BALANCE SHEET DATA
  Total assets                                                                 $1,148,975         $  926,920        $  785,592
                                                                               -----------------------------------------------
  Long-term debt                                                               $   35,458         $   22,377        $   54,088
                                                                               -----------------------------------------------
  Total debt                                                                   $  129,246         $  132,409        $  149,603
                                                                               -----------------------------------------------
  Stockholders' equity                                                         $  722,155         $  570,946        $  452,464
                                                                               -----------------------------------------------
  (Decrease) increase in debt net of cash                                      $  (80,857)        $  (57,859)       $    4,921
==============================================================================================================================
OTHER SIGNIFICANT MEASURES
  Gross profit as a percent of product sales                                         54.3 %             52.2 %            53.3 %
                                                                               -----------------------------------------------
  Research and development expense as a percent of revenues                           7.7 %              7.3 %             8.3 %
                                                                               -----------------------------------------------
  Selling, general, and administrative expense as a percent of revenues              32.8 %             33.2 %            34.5 %
                                                                               -----------------------------------------------
  Net debt as a percent of stockholders' equity                                            (e)          13.5 %            29.9 %
                                                                               -----------------------------------------------
  Number of employees                                                              10,909              9,899             9,928
                                                                               -----------------------------------------------
  Revenues per average number of employees                                     $      105         $       95        $       82
==============================================================================================================================
RAYNET CORPORATION(f)
  Revenues                                                                     $   25,160         $        -        $        -
                                                                               -----------------------------------------------
  Net (loss) income                                                            $    2,562         $        -        $        -
==============================================================================================================================

                                                             EXHIBIT 13 APPENDIX

                            OMITTED GRAPHIC MATERIAL

The following graphic material, included in the original paper format, has been excluded from the electronic filing of the 1995 Annual Report (Exhibit 13 to this filing). Item (a) appears in the Note entitled "Worldwide Operations" of the 1995 Annual Report, and items (b) through (g) appear in the section entitled "Financial Review" of the 1995 Annual Report.

(a)      1995 REVENUES BY CUSTOMER LOCATION
         A proportional pie chart (in millions) depicting: U.S./Canada $510; Europe $613; Asia $255; and Rest of World $153.

(b)      "ONGOING" PRETAX INCOME (excludes Raynet)
         A bar chart (in millions) depicting: $136 in 1993; $143 in 1994; and $146 in 1995.

(c)      GROSS PROFIT AS A PERCENT OF REVENUES (excludes Raynet)
         A bar chart (in percent) depicting: 50 in 1993; 50 in 1994; and 50 in 1995.

(d)      RESEARCH AND DEVELOPMENT EXPENSE AS A PERCENT OF REVENUES (excludes
         Raynet)
         A bar chart (in percent) depicting: 6 in 1993; 7 in 1994; and 8 in 1995.

(e) SELLING, GENERAL, AND ADMINISTRATIVE EXPENSE AS A PERCENT OF REVENUES (excludes Raynet)
         A bar chart (in percent) depicting: 32 in 1993; 32 in 1994; and 32 in 1995.

(f)      INVENTORY DAYS REACH (excludes Raynet)
         A line graph depicting in number of days: 117 in 1992; 114 in 1993; and 109 in 1995.

(g)      DAYS SALES OUTSTANDING (excludes Raynet)
         A line graph depicting in number of days: 54 in 1993; 65 in 1994; and 61 in 1995.