Form 10-K, Exhibit 13
period 1996-06-30
RAYCHEM CORP
filed 1996-09-19
CIK 82206

=============================================================================
FINANCIAL REVIEW
- -----------------------------------------------------------------------------
RESULTS OF OPERATIONS
- -----------------------------------------------------------------------------
OVERVIEW

- -----------------------------------------------------------------
  YEARS ENDED JUNE 30                    1996     1995    1994
  (in millions, except per share data)
- -----------------------------------------------------------------


  Revenues                              $1,672   $1,531   $1,462
- -----------------------------------------------------------------
  Net income (loss)                        148      (29)       2
- -----------------------------------------------------------------
  Net income (loss)
   per common share                     $ 3.22  $ (0.67)  $ 0.04
- -----------------------------------------------------------------

The company reported record revenues of $1.7 billion and record earnings of $148 million for 1996, with profits up significantly from 1995 and 1994. Revenues in 1994 included $58 million in revenues from Raynet Corporation and subsidiaries (Raynet).

     Raynet was consolidated prior to 1995 when it was a wholly owned Raychem subsidiary. On November 16, 1994, the company formed a joint venture, Ericsson Raynet, with LM Ericsson, a Swedish telecommunications company. Consequently, Raychem changed its Raynet accounting in 1995 from consolidation to the equity method. Raychem's equity in net losses of affiliated companies for 1995 includes the results of Raynet Corporation and subsidiaries through November 16, 1994, and Raynet's allocation of the results of Ericsson Raynet from November 17, 1994, through June 30, 1995 (in the notes to consolidated financial statements see "Raynet" for details on the transaction and loss allocations and see "Investments" for summarized financial information). Raynet's pretax loss for 1995 of $118 million included a $28 million loss on formation of the Ericsson Raynet joint venture, equity in net loss of $86 million, and $4 million of other Raynet items.

     Raychem's equity in Ericsson Raynet's net loss for 1996 was $30 million and represents Raychem's share of losses through December 31, 1995, in accordance with the previously agreed upon loss allocation formula. During the third quarter of 1996, Raychem and LM Ericsson amended their joint venture agreement resulting in a reorganization of Ericsson Raynet. Following the reorganization, effective January 1, 1996, Raychem's interest in the joint venture is accounted for using the cost basis of accounting, and Raychem no longer shares in the ongoing operating losses of the joint venture. The reorganization of Ericsson Raynet resulted in a $2 million charge in 1996 (see "Raynet" in the notes to consolidated financial statements for details on the reorganization).

     Several unusual transactions affected core business results during the last three years ("core business" refers to the company's business segments -- electronics, industrial, and telecommunications -- and corporate groups). Core business pretax income for 1996 included a $44 million provision for restructuring and divestitures, as well as other charges of $18 million for severance and other costs. In addition, pretax income included a $7 million gain from an insurance settlement arising from a previous shareholder lawsuit, and a gain of $3 million from the sale of the company's shape memory metals components business. Results for 1995 included a pretax charge of $24 million for restructuring and divestitures, a gain of $5 million from the sale of the company's minority interest in Menlo Care, Inc., and charges of $9 million for severance and other costs. Results for 1994 included charges of $6 million for plant consolidation and severance costs. Excluding these transactions and the effect of Raynet items, Raychem's "ongoing" pretax income was $230 million in 1996, compared to $146 million in 1995 and $143 million in 1994.


                              [CHART OMITTED]

Raychem's results for the past three years are summarized as follows:

- ------------------------------------------------------------------------------------------------------------
YEARS ENDED JUNE 30 (in millions)                                     1996            1995             1994
- ------------------------------------------------------------------------------------------------------------
   Core business
     "Ongoing" pretax income                                         $230              $146            $143
     Provision for restructuring and divestitures                     (44)              (24)             -
     Insurance settlement                                               7                -               -
     Gain on sale of assets                                             3                 5              -
     Severance, plant consolidation, and other charges                (18)               (9)             (6)
- ------------------------------------------------------------------------------------------------------------
   Core business pretax income                                        178               118             137
   Loss on reorganization/formation of Ericsson Raynet
     joint venture and other Raynet items                              (2)              (32)             -
   Equity in net loss of Ericsson Raynet                              (30)              (86)             -
   Raynet pretax loss                                                  -                 -             (103)
- ------------------------------------------------------------------------------------------------------------
   Income (loss) before income taxes, extraordinary item,
     and change in accounting principle                               146                (0)             34
   Provision (credit) for income taxes                                 (2)               21              32
- ------------------------------------------------------------------------------------------------------------
   Income (loss) before extraordinary item and
     change in accounting principle                                   148               (21)              2
   Extraordinary item                                                  -                 (6)              -
   Change in accounting principle                                      -                 (2)              -
- ------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                 $148              $(29)           $  2
- ------------------------------------------------------------------------------------------------------------

     Income taxes in 1996 were a net credit of $2 million, compared to a provision of $21 million in 1995 and $32 million in 1994. The credit for income taxes in 1996 arose due to the utilization of prior year U.S. tax deductions and a tax benefit due to the company's reassessment of the valuation of its deferred tax asset, which was based on the favorable impact on U.S. taxable income of the Ericsson Raynet reorganization, strengthening business in the United States, and the tax effect of a lease financing. The provision for income taxes results primarily from profitable non-U.S. operations. The provision for income taxes in 1995 was lower than in 1994 due to the recognition of tax benefits related to restructuring, severance, and other costs, and lower profits in certain non-U.S. subsidiaries.

     The results for 1995 include an extraordinary loss of $6 million, or $0.15 per share, for the early retirement of debt following payment by the company of its 9.55% privately placed senior notes. For details, see "Extraordinary Item -- Loss Related to Early Retirement of Debt" in the notes to consolidated financial statements. In addition, the company adopted, effective July 1, 1994, Financial Accounting Standards Board (FASB) Statement No. 112, "Employers' Accounting for Postemployment Benefits." This statement changed the method of accounting for certain postemployment benefits from a cash basis to an accrual basis. The cumulative effect of this accounting change was a charge of $1 million, or $0.03 per share.

     The following discussion of the results of operations is based on the core business.


CORE BUSINESS OPERATIONS

REVENUES AND GROSS PROFIT

- -------------------------------------------------------------
  YEARS ENDED JUNE 30              1996     1995    1994
  (dollars in millions)
- -------------------------------------------------------------


  Revenues                       $1,672    $1,531   $1,404
- -------------------------------------------------------------
  Constant currency growth            8%        4%       7%
- -------------------------------------------------------------
  Gross profit as a

    percent of revenues              51%       50%     50%
- -------------------------------------------------------------

Core business revenues increased 9% in reported currencies in each of the past two years as compared to the prior year. Revenues would have increased 8% from 1995 to 1996, and 4% from 1994 to 1995, if foreign currency exchange rates had remained constant in those years. Gross profit as a percent of revenues for the company's core business was 51% in 1996, up from 50% in 1995 and 1994, due principally to the benefits of past restructuring actions.

ELECTRONICS

- -------------------------------------------------------------
  YEARS ENDED JUNE 30              1996     1995    1994
  (dollars in millions)
- -------------------------------------------------------------
  Revenues                         $671     $611    $522
- -------------------------------------------------------------
  Constant currency growth           10%      13%      6%
- -------------------------------------------------------------

Revenues in the electronics business segment were $671 million in 1996, up 10% in both reported and constant currency terms from 1995. Revenues in the Electronics Division (which consolidates the combined operations of the former Thermofit, Wire and Cable, and Devices/ICD business units) were up sharply and accounted for the majority of the segment's growth. The segment had good growth in all geographic regions, although Europe was slowed by lower PolySwitch sales. Despite a 25% unit volume growth, PolySwitch Division revenues were up only 2% as planned price reductions impacted revenue. The PolySwitch Division expects to reduce prices more modestly in 1997. Elo TouchSystems experienced strong growth in sales of its touchscreen products. Gross profit as a percent of revenues for the electronics business segment remained essentially unchanged.

     Revenues in 1995 were $611 million, up 17% from 1994, although growth on a constant currency basis was 13%. In 1995, decreases in worldwide defense sales were more than offset by increases of more than 30% in sales of PolySwitch devices and touchscreen products, and continued growth in sales to the automotive market by the Electronics Division. Elo TouchSystems experienced strong growth as a result of large contracts with major equipment manufacturers deploying new point-of-sale and public interactive systems. Prices generally declined in many of the segment's markets, with PolySwitch decreasing its prices substantially from those of the prior year while increasing its sales in all geographic regions. Gross profit as a percent of revenues remained essentially unchanged, despite the decrease in prices, reflecting primarily higher volumes and manufacturing efficiencies.

INDUSTRIAL

- -------------------------------------------------------------
  YEARS ENDED JUNE 30              1996     1995    1994
  (dollars in millions)
- -------------------------------------------------------------


  Revenues                         $542     $499    $452
- -------------------------------------------------------------
  Constant currency growth            6%       5%      8%
- -------------------------------------------------------------

Revenues in the industrial business segment for 1996 grew 9% in reported terms, with constant currency growth of 6%. The segment's growth was led by the Electrical Products Division, which had broad revenue growth in all geographic regions. The new Chemelex business unit, which now includes the former Ultratec Division, reported higher sales of heat-tracing products, while sales of corrosion protection products were essentially flat. Compared to 1995, Chemelex revenues in North America were down, which more than offset sales improvements by Electrical Products in the region. Prices were slightly lower in 1996 in many of the segment's markets. Gross profit as a percent of revenues improved slightly, primarily reflecting the benefits of current and prior year cost-reduction activities.

     Segment revenues for 1995 grew 11% from 1994, while constant currency growth for the segment was 5%. The segment's Electrical Products Division increased sales in North America, Europe, and Latin America. Revenues were also up for Chemelex, notably in North America. Revenues were down sharply in Ultratec, the segment's pipeline accessory division, which had benefited in 1994 from major pipeline projects. Prices remained generally unchanged in most of the segment's markets. Gross profit as a percent of revenues was also unchanged as improved revenues and profitability in the Electrical Products and Chemelex divisions offset the effects of revenue declines in Ultratec.

TELECOMMUNICATIONS

- -------------------------------------------------------------
  YEARS ENDED JUNE 30              1996     1995    1994
  (dollars in millions)
- -------------------------------------------------------------
  Revenues                         $459     $420    $430
- -------------------------------------------------------------
  Constant currency growth            8%      (5%)     6%
- -------------------------------------------------------------

Revenues in the telecommunications business segment grew 9% in reported terms to $459 million in 1996, an 8% constant currency increase over a relatively weak 1995. Sales of Miniplex products in North America were up strongly from year-ago levels. The segment also had strong growth in Latin America, notably in Peru where the division won several large projects, while revenues actually declined in Europe. The segment continued to experience a shift in product mix away from its traditional copper closure business to lower-margin fiber, coaxial, and active electronics products. In addition, prices generally declined in many of the segment's markets in 1996. Despite the price and margin impacts, gross profit as a percent of revenues increased nearly two percentage points, reflecting the benefits of past restructuring actions.

     Revenues declined to $420 million in 1995, down 2% from 1994 as reported, and down 5% on a constant currency basis. Revenues were up in North America, but down in Europe and Asia and unchanged in Latin America. The discontinuance of unprofitable product lines and a general market shift away from the copper telephony network accounted for the revenue decline. While the segment introduced new products into other market segments of the outside plant network, sales of the new products, which carry lower margins, were not yet sufficient to offset the decline in sales of copper closures. Prices generally declined across the world in the copper segment as competitive pressures increased. Gross profit as a percent of revenues remained unchanged because previous restructuring actions reduced the impact of lower sales levels and prices. The declining copper closure business and increasing competition has led the segment not only to reduce overall resources, but also to shift its resources to focus on the growing parts of the telecommunications business.

PROVISION FOR RESTRUCTURING AND DIVESTITURES

Over the past several years, the company has strengthened its core businesses and improved its results of operations through a series of initiatives. These actions were designed to streamline the company's operations, reduce operating costs, and position the company for profitable growth.

     The core business incurred a pretax restructuring charge of $44 million in the third quarter of 1996 as the company moved to simplify operations and reduce costs. The charge impacted operating income of the company's business segments as follows: electronics -- $14 million; industrial -- $21 million; telecommunications -- $7 million; and corporate -- $2 million. The restructuring charge included $38 million for employee severance costs. Approximately 700 positions will be eliminated by the end of calendar 1996, some portion of which may be replaced elsewhere. The bulk of these actions affects Europe where the company's manufacturing and support operations in Belgium, France, and the United Kingdom have been reconfigured. In addition, a variety of other restructuring actions at both divisional and corporate levels took place throughout Raychem's worldwide organization.

     The core business incurred a pretax charge of $24 million in the first quarter of 1995 for the restructuring of its telecommunications business segment. The segment's restructuring charge included $13 million for severance costs related to a net workforce reduction of 340 employees, resulting from the closure of telecommunications' manufacturing operations in Germany and the restructuring of its North American activities. The remaining charge of $11 million related to plant consolidations and the shutdown of unprofitable product lines. The charge, excluding $8 million of asset writedowns, was cash in nature and was primarily incurred in 1995 and funded through operating cash flow. The restructuring was substantially completed by June 30, 1995. The actions resulted in approximately $24 million of annualized savings, which were realized in 1996; approximately $10 million of savings were realized in 1995. Substantially all of the savings are cash related.

     See "Restructuring and Divestitures" in the notes to consolidated financial statements for further details on the restructuring reserves and the nature of the 1996 and 1995 provisions for restructuring and divestitures.

RESEARCH AND DEVELOPMENT EXPENSE

- -------------------------------------------------------------
  YEARS ENDED JUNE 30              1996     1995    1994
  (dollars in millions)
- -------------------------------------------------------------
  Research and development
    (R&D) expense                  $122     $119     $95
- -------------------------------------------------------------
  R&D as a percent of revenues        7%       8%      7%
- -------------------------------------------------------------

Raychem continues to substantially invest in product development. R&D expense for the core business totaled $122 million in 1996, up slightly from 1995. The increase of R&D expense as a percent of revenues in 1995 primarily reflects increased development spending.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSE

- -------------------------------------------------------------
  YEARS ENDED JUNE 30              1996     1995    1994
  (dollars in millions)
- -------------------------------------------------------------
  Selling, general, and
    administrative (SG&A) expense  $508     $496    $453
- -------------------------------------------------------------
  SG&A expense as a
    percent of revenues              30%      32%     32%
- -------------------------------------------------------------

For the core business, SG&A expense as a percent of revenues declined to 30% in 1996, down from 32% in 1995 and 1994. SG&A expense in 1996 also includes $12 million of severance and other costs incurred during the year. The reduction in SG&A costs as a percent of revenue is largely the result of restructuring and other actions taken in the current and prior year to reduce operating costs. Management is focused on further reducing SG&A costs as a percent of revenue.

OTHER (INCOME) EXPENSE, NET

Other (income) expense, net, consists primarily of net foreign exchange gains and losses, bank charges, gains and losses on the disposition of fixed assets and investments, and certain other nonoperating items. Other (income) expense, net, was net income of $3 million in 1996, and net expense of $4 million in 1995 and $8 million in 1994. The decrease from 1994 to 1995 was due principally to the $5 million gain from the sale of the company's minority interest in Menlo Care, Inc. The decrease from 1995 to 1996 was due principally to the $7 million insurance settlement, the $3 million gain from the sale of the shape memory metals components business, and lower foreign exchange losses.

NEW ACCOUNTING STANDARDS

In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." For a description, see the notes to consolidated financial statements. This statement must be adopted by the first quarter of fiscal 1997. The company has determined that its adoption will have no impact on the company's results of operations or financial condition.

     In October 1994, the FASB issued Statement No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments," which the company adopted in the second quarter of 1995. For required disclosures, see "Financial Instruments" in the notes to consolidated financial statements.

- --------------------------------------------------------------------------------
LIQUIDITY AND CAPITAL RESOURCES
- --------------------------------------------------------------------------------
At June 30, 1996, the company had $224 million in cash and cash equivalents, $305 million in committed credit facilities (of which $6 million were utilized), and $180 million in various uncommitted credit facilities (of which $46 million were utilized). The combination of cash and cash equivalents, available lines of credit, and future cash flows from operations are expected to be sufficient to satisfy substantially all of the company's needs for working capital, normal capital expenditures, planned debt repayments, and anticipated dividends.

     The following table presents certain measures of liquidity and capital resources:

- --------------------------------------------------------
  YEARS ENDED JUNE 30             1996    1995    1994
  (dollars in millions)
- --------------------------------------------------------
  Debt net of cash                 $79    $175    $197
- --------------------------------------------------------
  (Decrease) increase in debt
    net of cash                   $(96)   $(22)   $ 56
- --------------------------------------------------------
  Debt net of cash as a percent
    of stockholders' equity          9%     23%     27%
- --------------------------------------------------------
  Days of sales outstanding         60      61      65(a)
- --------------------------------------------------------
  Days of inventory on hand        104     109     114(a)
- --------------------------------------------------------

  (a)Excludes Raynet

     The $96 million decrease in debt net of cash in 1996 resulted primarily from improved profitability and increased cash flow from operations as well as reduced funding requirements for Raynet losses. The $22 million decrease in debt net of cash in 1995 resulted primarily from reduced funding requirements for Raynet losses, cash proceeds from the Ericsson Raynet joint venture transaction, and proceeds from the sale of a minority interest in Menlo Care, Inc., partially offset by the company's repurchase of its Common Stock.

     Inventory as measured by the number of days of inventory on hand improved in 1995 and 1996, reflecting ongoing efforts by the company to reduce the number of locations holding inventory and the levels of inventory being held.

     The table below summarizes the company's cash flows from operating, investing, and financing activities:

- --------------------------------------------------------
  YEARS ENDED JUNE 30              1996     1995   1994
  (dollars in millions)
- --------------------------------------------------------
  Cash provided by (used in):
    Operating activities           $224     $129    $26
    Investing activities           (101)    (112)   (99)
    Financing activities            (11)      18     18
  Effect of exchange rate changes
    on cash and cash equivalents     (6)       5     (1)
- --------------------------------------------------------
  Increase (decrease) in cash and
    cash equivalents               $106     $ 40   $(56)
- --------------------------------------------------------

OPERATING ACTIVITIES

The increase in cash flows from operations in 1996 resulted primarily from improved profitability, while the 1995 improvement largely reflects the change to the equity basis of accounting for Raynet losses. In 1996 the company recorded a $44 million provision for restructuring and divestitures. At June 30, 1996, approximately $26 million of accrued severance liability remains, which is expected to be substantially paid in cash in 1997. Also, in 1996 the company began to recognize deferred tax benefits, a portion of which are not expected to generate cash flow benefits until 1997 and beyond.

INVESTING ACTIVITIES

Cash used in investing activities is substantially unchanged. Capital expenditures as a percent of revenues were 5% in 1996, down slightly from 6% in 1995 and 7% in 1994. Investments in property, plant, and equipment totaled $79 million, $94 million, and $104 million in 1996, 1995, and 1994, respectively. Capital expenditures in 1996 decreased compared to the past two years, when the company had significant capital expenditures for manufacturing facilities in Japan, the People's Republic of China, and Mexico. Capital expenditures in 1997 are expected to be about the level of 1996 and consistent with the company's annual depreciation and amortization expense.

     In November 1994, the company completed the transactions related to the formation of the Ericsson Raynet joint venture. In forming the joint venture, Raychem sold certain specified assets of its Raynet subsidiary to LM Ericsson in exchange for $40 million in cash. In January 1995, the company entered into a revolving credit agreement with the joint venture. Through June 30, 1995, the company made net advances to Ericsson Raynet of $62 million, of which $4 million was under the above credit agreement and the remaining $58 million was capitalized as an investment in the joint venture. In 1996, the company made advances to Ericsson Raynet of $23 million under this credit agreement, increasing the amount due to the company to $27 million. As a result of the reconfiguration of the Ericsson Raynet partnership, Raychem converted the amount due under the revolving credit agreement to capital. Raychem subsequently terminated the revolving credit agreement.

     BellSouth Enterprises Inc. (BSE) had financed a portion of the software development work at Raynet and held a royalty interest in the software-related revenues of Raynet. With the creation of the joint venture, this royalty payment was reconfigured. Raychem made two payments to BSE of $10 million each in November 1994 and 1995, and is required to make one additional payment of $10 million in November 1996. BSE will be entitled to receive a portion of any income allocation that Raychem is entitled to receive as a result of the reconfigured Ericsson Raynet partnership agreement (see "Raynet" in the notes to consolidated financial statements for further details).

     In the fourth quarter of fiscal 1995, the company sold its minority interest in Menlo Care, Inc. for cash and common stock of Johnson & Johnson. A portion of the stock received was sold during the quarter, with the balance sold in 1996. In the fourth quarter of 1996, the company sold its shape memory metals components business to Memry Corporation. The cash proceeds from these transactions amounted to $4 million in 1995 and $7 million in 1996.

FINANCING ACTIVITIES

In February 1991, the company entered into a $210 million privately placed debt agreement. In December 1992, the company entered into an interest rate swap agreement with a financial institution, which effectively converted $100 million of notional principal amount from a fixed to a floating interest rate. The effect of this interest rate swap was to reduce net interest expense in 1994 by $1 million. In December 1993, the company terminated the swap agreement. The termination resulted in a gain of $3 million, which was deferred, to be amortized over the remaining life of the hedged debt. On November 1, 1994, the company prepaid the holders of its 9.55% privately placed senior notes, resulting in an extraordinary loss, which included recognition of the remaining deferred gain on the termination of the interest rate swap.

     In September 1994, the company entered into syndicated loan agreements providing for a five-year partially amortizing term loan of $225 million, and a renewable 364-day revolving credit facility of $200 million. Interest on the term loan and revolving credit facility are at variable spreads over LIBOR. Proceeds from the term loan were drawn on November 1, 1994, and used to retire the 9.55% privately placed senior notes and for general corporate purposes, while the revolving credit facility replaced existing committed credit facilities. The syndicated loan agreements include covenants that, among other things, specify a minimum net worth requirement, a maximum leverage limit, a minimum fixed charge coverage ratio, and limits on further advances to fund Raynet operations. On September 28, 1995, the company amended its syndicated loan agreements. The revolving credit facility was increased to $250 million and extended to a term of four years. Variable pricing terms for both the term loan and revolving credit facility were improved, and certain restrictive covenants were relaxed.

     In April 1996, the company entered into a lease financing secured by the majority of its manufacturing equipment in the United States. The company has the option of terminating the transaction for a fixed amount in 10 years. The arrangement is accounted for as 10-year partially amortizing secured debt with interest that varies periodically with LIBOR. Cash proceeds from the financing were approximately $113 million and were used in roughly equal portions to reduce long-term debt and for other corporate purposes. The arrangement lowers the company's long-term borrowing costs.

     A portion of the above financing proceeds was used to prepay $57 million of the outstanding term loan principal in May 1996. An additional $50 million of the term loan was prepaid in June 1996. At June 30, 1996, $118 million of the term loan principal remained unpaid and was classified as "Current maturities of long-term debt"; the company prepaid $50 million of this balance in July 1996 and prepaid the remainder of the term loan in August 1996.

     Net interest expense was $10 million in 1996, compared to $13 million in 1995 and 1994. The decrease in 1996 resulted from higher interest income on larger cash balances and lower interest costs due to the effect of declining interest rates on variable rate debt. While debt was higher in 1995 versus 1994, net interest expense was unchanged due to lower interest costs resulting from the refinancing of the company's debt.

     In December 1994, the board of directors authorized the repurchase, at management's discretion, of up to 1.5 million shares of the company's stock during any one fiscal year. Shares repurchased under this authorization were used to offset the dilution caused by the company's employee stock plans. The company repurchased 1.5 million shares in 1996 at a cost of $95 million. In 1995, the company repurchased 700,000 shares at a cost of $26 million. In April 1996, the board of directors increased management's authorization to repurchase up to 2.0 million shares of the company's stock during any one fiscal year, effective July 1, 1996. In addition, management may elect to repurchase, in unusual circumstances, an additional 0.5 million shares in a fiscal year.

     Proceeds from the issuance of Common Stock to employees participating in the company's employee stock purchase plan and stock option plans amounted to $81 million in 1996, up substantially from $40 million in 1995. The increase was principally due to higher stock option exercises precipitated by increases in Raychem's share price during the year.

     The company's quarterly cash dividend has been paid consistently since the second quarter of 1978. In the third quarter of 1996, the quarterly dividend was increased 25% to $0.10 per share. During 1996, the company paid $16 million in dividends to its stockholders, and expects to continue to pay dividends in the foreseeable future.

- --------------------------------------------------------------------------------
FORWARD-LOOKING STATEMENTS AND RISK FACTORS
- --------------------------------------------------------------------------------
Forward-looking statements made in this Financial Review and elsewhere in this annual report are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made, including those discussed below.

     The 1996 restructuring charges, excluding net asset writedowns of $4 million, are cash in nature and are expected to be substantially incurred over the next 12 months and funded through operating cash flow. The company expects that the restructuring charges will be recovered within 18 to 24 months through lower operating costs. When fully implemented, the annual run-rate savings is expected to be in the $35-$40 million range; substantially all of the savings are cash related. These restructuring actions reflect complex changes that will affect the company's worldwide operations. Timelines could be longer than anticipated and implementation difficulties or market factors could alter the estimated benefits.

     The company continues to work to improve operational efficiency in all areas of the company and to reduce SG&A costs. For example, the company is redesigning worldwide logistics operations and is examining manufacturing operations to achieve efficiencies through sharing of "back end" resources. Reviews continue and further actions may yet be identified that could result in additional charges in the future. The company's operating results and financial condition could be adversely affected by its ability to effectively manage the transition to the new organizational and operating structures and to the outsourcing of some activities. There can be no assurance that the company will be successful in achieving its goals or that it will be able to do so without unintended adverse consequences.

     The company has historically achieved part of its revenue growth by developing or acquiring new and innovative materials science technologies and products. Commitment to continued research and development and the acquisition of new or compatible technologies and businesses continue to be an important part of the company's strategy. In addition, the company may enter into arrangements with other companies to expand product offerings and to enhance its own manufacturing capabilities. The success of the research and development efforts, acquisitions of new technologies and products, or arrangements with third parties is not always predictable and there is no assurance that the company will be successful in realizing its objectives, or that realization may not take longer than anticipated, or that there will not be unintended adverse consequences from these actions.

     As a result of the Ericsson Raynet reorganization, effective January 1, 1996, Raychem no longer shares in the ongoing operating losses of the joint venture. While there is the potential for some future charges related to warranty claims, the company believes that Ericsson Raynet's existing warranty reserves are adequate.

     The income tax provision is determined by the level of profitability and the tax jurisdiction in which profits are generated. The geographic distribution and level of profitability is difficult to predict and may vary from forecasts which could result in changes in the estimated annual effective tax rate during the fiscal year. In addition, the company has a deferred tax asset valuation allowance that is primarily attributable to U.S. federal and state deferred tax assets. Realization of the deferred tax assets is dependent on generating sufficient future U.S. taxable income to utilize deductions and credits prior to their expiration. Management believes sufficient uncertainty exists regarding the realization of these deferred tax assets that a valuation allowance is required. The amount of the valuation allowance will be reassessed in future periods and may be reduced further dependent on U.S. taxable income. Any such adjustment would also impact the income tax provision.

     The company has manufacturing facilities in many countries and is subject to environmental regulations. These regulations, and any changes in them, can affect the company's manufacturing processes as well as the cost, availability, and use of raw materials. Although compliance with such environmental regulations has not had a material effect on capital expenditures or operating results in the past, there is no assurance that any such regulations or changes in regulations will not have a material adverse effect on future capital expenditures or operating results.

     In the past, supplies of certain raw materials the company uses have become limited, and it is possible that this may occur again in the future. Should it occur, it could result in increased prices, rationing, and shortages. In response, the company tries to identify alternative materials and technologies for such raw materials or other sources of supply. Although the effect in the past has not been material, such situations could adversely affect financial results.

     From time to time, the company and/or its subsidiaries become involved in lawsuits arising from various types of commercial claims, including, but not limited to, product liability, unfair competition, breach of contract, and intellectual property matters. Currently, the principal product liability litigation involves a variety of claims arising from the company's heat-tracing and freeze-protection products. Litigation tends to be unpredictable and costly. There is no assurance that litigation will not have an adverse effect on the company's financial position or results of operations.

     Over half of the company's revenues result from sales outside the United States and the company also has several production facilities located outside the United States. The company's financial results can be adversely affected by changes in foreign currency rates, changes in worldwide economic conditions, changes in trade policies or tariffs, changes in interest rates, and political unrest overseas. These effects may be mitigated by the global nature of both the company's sales and production activities.

     The company has a substantial investment in intellectual properties -- consisting of patents, trademarks, copyrights, and trade secrets -- and relies significantly on the protection these intellectual property rights provide. Accordingly, the company aggressively protects these rights and may become involved in issues of infringement or theft by third parties from time to time and related counterclaims by such third parties. The company may also become involved as a defendant in intellectual property lawsuits. Litigation can be unpredictable and costly. While it is doubtful that an unfavorable resolution of any such dispute would have a material adverse effect on the company's financial condition, it is possible that an unfavorable outcome could be material.

     The company maintains property, cargo, auto, product, general liability, and directors and officers liability insurance to protect itself against potential loss exposures. To the extent that losses occur, there could be an adverse effect on the company's financial results depending on the nature of the loss, and the level of insurance coverage maintained by the company. From time to time, the company may reevaluate and change the types and levels of insurance coverage that it purchases.

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

     Many of the company's products are sold in competition with other products or technologies. Actions of competitors could affect the company's operating results. For example, several companies have announced intentions to begin marketing in fiscal 1997 PPTC circuit protection devices similar to some of the PolySwitch Division's products. In addition, operating results are subject to fluctuations in demand and the seasonal activity of certain product lines. A shortfall in revenue could also result from a number of other factors, including but not necessarily limited to, overall economic conditions, lower than expected demand, or supply constraints. In addition, changes in geographic or product mix may impact gross profits. A substantial amount of the company's revenues are realized through orders and shipments booked within a quarter, and the backlog at the end of any quarter may not be predictive of the financial results for the next quarter.

     The company periodically identifies financial targets for the company, for specific divisions of the company, and -- within divisions -- for heartland and growth platform businesses. These targets constitute goals, not projections or assured results. The ability to achieve such targets is subject to a variety of factors, including, but not necessarily limited to, those identified above.

     Because of the foregoing factors, in addition to other factors that affect the company's operating results and financial position, past financial performance or management's expectations should not be considered to be a reliable indicator of future performance. Investors should not use historical trends to anticipate results or trends in future periods. Further, the company's stock price is subject to volatility. Any of the factors discussed above could have an adverse impact on the company's stock price. In addition, failure of revenues or earnings in any quarter to meet the investment community's expectations, as well as broader market trends, could have an adverse impact on the company's stock price.

     The company does not undertake an obligation to update its forward-looking statements or risk factors to reflect future events or circumstances.

===============================================================================
REPORT OF MANAGEMENT

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


/s/ Richard A. Kashnow                       /s/ Raymond J. Sims

Richard A. Kashnow                           Raymond J. Sims
President and Chief                          Senior Vice President and
Executive Officer                            Chief Financial Officer
===============================================================================
REPORT OF INDEPENDENT ACCOUNTANTS

[PRICE WATERHOUSE LLP LOGO]

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF RAYCHEM CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Raychem Corporation and its subsidiaries at June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in the notes to consolidated financial statements, the company changed its method of accounting for postemployment benefits in 1995.


/s/ PRICE WATERHOUSE LLP
San Jose, California
July 17, 1996

===============================================================================
CONSOLIDATED BALANCE SHEET

- -----------------------------------------------------------------------------------------------------------------
JUNE 30 (in thousands except share data)                                        1996                      1995
- -----------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                $   224,115               $   118,067
   Accounts receivable, net of allowances for doubtful accounts
     of $10,033 and $10,348, respectively                                       308,341                   304,819
   Inventories:
     Raw materials                                                               86,562                    76,862
     Work in process                                                             50,965                    53,632
     Finished goods                                                              91,796                   103,206
                                                                            -------------------------------------
   Total inventories                                                            229,323                   233,700
   Prepaid taxes                                                                 50,312                    60,661
   Other current assets                                                          95,765                    62,361
- -----------------------------------------------------------------------------------------------------------------
Total current assets                                                            907,856                   779,608
- -----------------------------------------------------------------------------------------------------------------
Property, plant, and equipment:
   Land                                                                          39,314                    50,063
   Buildings                                                                    364,494                   374,577
   Machinery and equipment                                                      657,951                   645,265
   Leasehold improvements                                                        42,887                    48,034
                                                                            -------------------------------------
Total property, plant, and equipment                                          1,104,646                 1,117,939
   Less accumulated depreciation and amortization                               613,207                   590,520
- -----------------------------------------------------------------------------------------------------------------
Net property, plant, and equipment                                              491,439                   527,419
- -----------------------------------------------------------------------------------------------------------------
Other assets                                                                    151,321                   147,718
- -----------------------------------------------------------------------------------------------------------------
Total assets                                                                $ 1,550,616               $ 1,454,745
- -----------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable to banks                                                   $    35,011               $    28,632
   Accounts payable                                                              69,230                    67,102
   Compensation and benefits                                                     86,735                    85,690
   Other accrued liabilities                                                    112,437                    97,789
   Income taxes                                                                  27,721                    22,943
   Current maturities of long-term debt                                         119,618                     1,042
- -----------------------------------------------------------------------------------------------------------------
Total current liabilities                                                       450,752                   303,198
- -----------------------------------------------------------------------------------------------------------------
Long-term debt                                                                  148,352                   263,552
- -----------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                            23,722                    35,002
- -----------------------------------------------------------------------------------------------------------------
Other long-term liabilities                                                      80,422                    98,215
- -----------------------------------------------------------------------------------------------------------------
Minority interests                                                                6,162                     5,120
- -----------------------------------------------------------------------------------------------------------------
Commitments and contingencies (See notes)
- -----------------------------------------------------------------------------------------------------------------
Stockholders' equity:
   Preferred Stock, $1.00 par value
     Authorized: 15,000,000; Issued: none                                            --                        --
   Common Stock, $1.00 par value
     Authorized: 72,150,000
     Issued: 44,890,881 and 43,897,275 shares, respectively                      44,891                    43,897
   Additional contributed capital                                               408,866                   380,127
   Retained earnings                                                            361,876                   272,657
   Currency translation                                                          25,137                    61,946
   Treasury Stock, at cost (115,753 and 226,640 shares, respectively)            (8,630)                   (8,330)
   Notes receivable from sale of stock                                             (795)                     (639)
   Available-for-sale marketable securities -- unrealized gain                    9,861                        --
- -----------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                      841,206                   749,658
- -----------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                  $ 1,550,616               $ 1,454,745
- -----------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

==============================================================================
CONSOLIDATED STATEMENT OF OPERATIONS

- --------------------------------------------------------------------------------------------------------------
YEARS ENDED JUNE 30 (in thousands except share data)            1996              1995                  1994
- --------------------------------------------------------------------------------------------------------------
Revenues                                                  $  1,671,561        $  1,530,573        $  1,461,532
Cost of goods sold                                             815,352             758,566             779,820
Research and development expense                               122,137             118,762             136,619
Selling, general, and administrative expense                   508,206             495,537             491,563
Provision for restructuring and divestitures                    43,571              23,900                  --
Loss on reorganization/formation of Ericsson Raynet
   joint venture and other Raynet items                          2,103              32,032                  --
Equity in net losses of affiliated companies                    27,280              84,758                 109
Interest expense, net                                            9,631              13,046              12,762
Other (income) expense, net                                     (2,849)              4,242               6,914
- --------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes, extraordinary
   item, and change in accounting principle                    146,130                (270)             33,745
Provision (credit) for income taxes                             (1,782)             21,178              32,066
- --------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item
   and change in accounting principle                          147,912             (21,448)              1,679
Extraordinary item -- loss related to early
   retirement of debt, net of $0 income taxes                       --              (6,318)                 --
Cumulative effect of change in accounting
   principle, net of $0 income taxes                                --              (1,477)                 --
- --------------------------------------------------------------------------------------------------------------
Net income (loss)                                         $    147,912        $    (29,243)       $      1,679
- --------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share:
   Income (loss) before extraordinary item
     and change in accounting principle                   $       3.22        $      (0.49)       $       0.04
   Extraordinary item                                               --               (0.15)                 --
   Change in accounting principle                                   --               (0.03)                 --
- --------------------------------------------------------------------------------------------------------------
   Net income (loss)                                      $       3.22        $      (0.67)       $       0.04
- --------------------------------------------------------------------------------------------------------------
Average number of common shares outstanding                 45,908,894          43,538,028          43,290,797
- --------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

===============================================================================
CONSOLIDATED STATEMENT OF CASH FLOWS


- --------------------------------------------------------------------------------------------------------------------------------
YEARS ENDED JUNE 30 (in thousands)                                                      1996              1995              1994
- --------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income (loss)                                                                 $ 147,912        $ (29,243)       $   1,679
   Adjustments to reconcile net income (loss) to
     net cash provided by operating activities:
     Provision for restructuring and divestitures, net of payments                      26,992            7,620           (6,163)
     Loss on reorganization/formation of Ericsson Raynet joint venture                   2,103           14,517               --
     Equity in net losses of affiliated companies                                       27,280           84,758              109
     Extraordinary loss related to early retirement of debt                                 --           (1,043)              --
     Change in accounting principle                                                         --            1,477               --
     Depreciation and amortization                                                      79,427           74,798           86,265
     Deferred income tax (benefit) provision                                           (45,353)           3,465           (4,723)
     Other                                                                                 108           (1,558)            (743)
     Changes in certain assets and liabilities, net of effects from restructuring and divestitures, joint venture reorganization/formation, extraordinary item, and change in accounting principle:
       Accounts receivable                                                             (18,375)         (12,911)         (61,340)
       Inventories                                                                      (9,380)          (1,107)         (14,734)
       Accounts payable and accrued liabilities                                          7,761           (1,166)          25,317
       Income taxes                                                                     12,537          (14,822)          17,329
       Other assets and liabilities                                                     (6,564)           4,479          (17,212)
- --------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                           224,448          129,264           25,784
- --------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Investment in property, plant, and equipment                                        (78,589)         (94,041)        (104,056)
   Disposition of property, plant, and equipment                                         3,973            6,342            4,494
   Proceeds from sale of specified Raynet assets                                            --           40,000               --
   Advances to affiliated companies                                                    (33,001)         (63,427)              --
   Cost of acquisition, net of cash acquired                                                --           (3,930)              --
   Proceeds from sale of investments/business                                            7,443            4,387              873
   Purchase of investments                                                              (1,075)          (1,000)              --
- --------------------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                              (101,249)        (111,669)         (98,689)
- --------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Net proceeds from (payment of) short-term debt                                        7,618            5,031          (11,503)
   Proceeds from long-term debt                                                        119,277          225,498           17,405
   Payments of long-term debt                                                         (108,802)        (213,100)          (8,242)
   Common Stock repurchased                                                            (95,184)         (26,139)              --
   Common Stock issued under employee benefit plans                                     81,378           39,877           34,071
   Proceeds from repayments of stockholder notes receivable                                428              320              117
   Cash dividends                                                                      (16,038)         (13,950)         (13,624)
- --------------------------------------------------------------------------------------------------------------------------------
   Net cash (used in) provided by financing activities                                 (11,323)          17,537           18,224
- --------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                            (5,828)           4,845           (1,175)
- --------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                       106,048           39,977          (55,856)
Cash and cash equivalents at beginning of year                                         118,067           78,090          133,946
- --------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                             $ 224,115        $ 118,067        $  78,090
- --------------------------------------------------------------------------------------------------------------------------------
Supplemental Disclosures
Cash paid for:
   Interest (net of amounts capitalized)                                             $  20,312        $  25,710        $  19,197
   Income taxes (net of refunds)                                                        29,436           25,623            6,991
- --------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

================================================================================
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                                           NOTES
                                                 ADDITIONAL                                              RECEIVABLE
                                        COMMON  CONTRIBUTED     RETAINED     CURRENCY    TREASURY       FROM SALE
(in thousands except share data)        STOCK    CAPITAL        EARNINGS    TRANSLATION     STOCK        OF STOCK
- ------------------------------------------------------------------------------------------------------------------
Balance June 30, 1993                $  41,875    $ 321,512    $ 331,850       $(5,100)     $     --     $    (633)
- ------------------------------------------------------------------------------------------------------------------
Net income                                  --           --        1,679            --            --            --
Common Stock issued
   (1,131,013 shares)                    1,131       33,148           --            --            --          (208)
Cash dividends ($0.32 per share
   of Common Stock)                         --           --      (13,624)           --            --            --
Currency translation                        --           --           --        21,177            --            --
Repayments of
   notes receivable                         --           --           --            --            --           117
- ------------------------------------------------------------------------------------------------------------------
Balance June 30, 1994                   43,006      354,660      319,905        16,077            --          (724)
- ------------------------------------------------------------------------------------------------------------------
Net loss                                    --           --      (29,243)           --            --            --
Common Stock issued
   (891,490 shares)                        891       25,467           --            --            --          (235)
Cash dividends ($0.32 per share
   of Common Stock)                         --           --      (13,950)           --            --            --
Currency translation                        --           --           --        45,869            --            --
Treasury Stock purchased
   (700,000 shares), net of
   issuances (473,360 shares)               --           --       (4,055)           --        (8,330)           --
Repayments of
   notes receivable                         --           --           --            --            --           320
- ------------------------------------------------------------------------------------------------------------------
Balance June 30, 1995                   43,897      380,127      272,657        61,946        (8,330)         (639)
- ------------------------------------------------------------------------------------------------------------------
Net income                                  --           --      147,912            --            --            --
Common Stock issued
   (993,606 shares)                        994       28,739           --            --            --          (586)
Cash dividends ($0.36 per share
   of Common Stock)                         --           --      (16,038)           --            --            --
Currency translation                        --           --           --       (36,809)           --            --
Treasury Stock purchased
   (1,500,000 shares), net of
   issuances (1,610,887 shares)             --           --      (42,655)           --          (300)           --
Repayments of
   notes receivable                         --           --           --            --            --           430
Unrealized gain on available-
   for-sale marketable securities           --           --           --            --            --            --
- ------------------------------------------------------------------------------------------------------------------
Balance June 30, 1996                $  44,891    $ 408,866    $ 361,876     $  25,137     $  (8,630)    $    (795)
- ------------------------------------------------------------------------------------------------------------------

                                          AVAILABLE-
                                           FOR-SALE
                                         MARKETABLE
                                      SECURITIES --
                                         UNREALIZED
                                              GAIN      TOTAL
- --------------------------------------------------------------
Balance June 30, 1993                   $      --    $ 689,504
- --------------------------------------------------------------
Net income                                     --        1,679
Common Stock issued
   (1,131,013 shares)                          --       34,071
Cash dividends ($0.32 per share
   of Common Stock)                            --      (13,624)
Currency translation                           --       21,177
Repayments of
   notes receivable                            --          117
- --------------------------------------------------------------
Balance June 30, 1994                          --      732,924
- --------------------------------------------------------------
Net loss                                       --      (29,243)
Common Stock issued
   (891,490 shares)                            --       26,123
Cash dividends ($0.32 per share
   of Common Stock)                            --      (13,950)
Currency translation                           --       45,869
Treasury Stock purchased
   (700,000 shares), net of
   issuances (473,360 shares)                  --      (12,385)
Repayments of
   notes receivable                            --          320
- --------------------------------------------------------------
Balance June 30, 1995                          --      749,658
- --------------------------------------------------------------
Net income                                     --      147,912
Common Stock issued
   (993,606 shares)                            --       29,147
Cash dividends ($0.36 per share
   of Common Stock)                            --      (16,038)
Currency translation                           --      (36,809)
Treasury Stock purchased
   (1,500,000 shares), net of
   issuances (1,610,887 shares)                --      (42,955)
Repayments of
   notes receivable                            --          430
Unrealized gain on available-
   for-sale marketable securities           9,861        9,861
- --------------------------------------------------------------
Balance June 30, 1996                   $   9,861    $ 841,206
- --------------------------------------------------------------

See accompanying notes to consolidated financial statements.

================================================================================
NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS

- --------------------------------------------------------------------------------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- --------------------------------------------------------------------------------


BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of all wholly owned and majority owned subsidiaries. Investments in entities owned 20% or more but less than majority owned and not otherwise controlled by the company are accounted for under the equity method. Due to the formation of the Ericsson Raynet joint venture in November 1994, the operations of Raynet Corporation and subsidiaries (Raynet), are included in the consolidated financial statements using the equity method of accounting for the period July 1, 1994, through December 31, 1995; Raynet's operations were consolidated in prior years. Following the reorganization of the joint venture, effective January 1, 1996, Raychem's interest is accounted for on the cost basis (see "Raynet" note). All significant intercompany accounts and transactions are eliminated.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of operations outside the United States, except for operations in highly inflationary economies (principally in Latin America), are translated into U.S. dollars using the exchange rate in effect at each period end. Revenues and expenses are translated at the average exchange rate prevailing during the period. The effects of foreign currency translation adjustments arising from differences in exchange rates from period to period are deferred and included as a component of "Stockholders' equity." The effects of foreign currency transactions, and of remeasuring the financial position and results of operations into the functional currency, are included in "Other (income) expense, net."

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

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are carried at cost. Effective July 1, 1990, the company adopted the straight-line method of depreciation for property, plant, and equipment placed in service on or after that date. Fixed assets placed in service prior to 1991 continue to be depreciated using principally accelerated methods. Property, plant, and equipment are depreciated over the estimated useful lives of the individual assets and, for leasehold improvements, over the terms of their respective leases, if shorter. The estimated useful lives of major classes of depreciable assets are as follows:

- --------------------------------------------------------------------------------

Buildings and improvements                        10 - 45 years
Machinery and equipment                           3 - 10 years
Leasehold improvements                            Term of lease or life of asset

- --------------------------------------------------------------------------------

INTANGIBLE ASSETS

Goodwill represents the excess of purchase price over the fair value of identifiable net assets of businesses acquired and is amortized on a straight-line basis over periods not exceeding 20 years. Patents and trademarks are amortized on a straight-line basis over their legal or estimated useful lives, whichever is shorter. The company reviews the carrying value of intangible assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

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

INCOME TAXES

Deferred income taxes result primarily from temporary differences between financial and tax reporting. Deferred tax assets and liabilities are determined based on the difference between the financial statement bases and tax bases of assets and liabilities using enacted tax rates. A valuation allowance is recorded to reduce a deferred tax asset to that portion that is expected to more likely than not be realized.

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

TREASURY STOCK

In December 1994, the board of directors authorized the repurchase, at management's discretion, of up to 1.5 million shares of the company's stock during any one fiscal year. Shares repurchased under this authorization were used to offset the dilution caused by the company's employee stock purchase and stock option plans. The company's repurchases of shares of Common Stock are recorded as "Treasury Stock" and result in a reduction of "Stockholders' equity." When treasury shares are reissued, the company uses a first-in, first-out method and the excess of repurchase cost over reissuance price is treated as a reduction of "Retained earnings."

NEW ACCOUNTING STANDARD

In March 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The statement also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell, except for assets that are covered by APB Opinion No. 30. The statement must be adopted by the first quarter of fiscal 1997. The company has determined that there is no impact of adoption on the company's results of operations or financial condition.

FINANCIAL PRESENTATION

Certain prior-year amounts have been reclassified to conform with the 1996 financial statement presentation.


- --------------------------------------------------------------------------------
RAYNET
- --------------------------------------------------------------------------------


FORMATION OF ERICSSON RAYNET JOINT VENTURE

On November 16, 1994, the company and LM Ericsson (Ericsson), a Swedish telecommunications company, formed a joint venture for the development, manufacture, and marketing of fiber-optic communications systems for telephone access networks worldwide. The joint venture, called "Ericsson Raynet," took over the operations of the company's Raynet subsidiary. Ericsson Raynet is organized as a partnership under Delaware law; the company's Raynet subsidiary holds the company's interest in the joint venture. Ericsson is the managing general partner of the joint venture.

     In forming the joint venture, Raychem sold certain specified assets of its Raynet subsidiary to Ericsson in exchange for $40 million in cash. Ericsson contributed the purchased assets to the joint venture, and Raynet contributed substantially all of its remaining assets and liabilities to the joint venture. Funding of the joint venture was initially provided by the partners, generally 51% by Ericsson and 49% by Raynet, subject to Ericsson's loss allocation limit described below.

     During the first five to eight years of operation, subject to various conditions, substantially all of the profits of the joint venture up to $156 million (plus incremental losses borne by Raynet on account of the loss cap) were to be allocated to Raynet; thereafter, profits of the joint venture were to be shared 51/49 by Ericsson and Raynet, respectively. Ericsson's share of the joint venture's losses were capped at $25 million for the fiscal year ended June 30, 1995. In addition, restructuring costs in 1995 were shared 51/49 by Ericsson and Raynet, respectively, without consideration of Ericsson's previously mentioned loss allocation cap. During the fiscal year ended June 30, 1996, up to $19.6 million of losses were allocated to Ericsson and Raynet in a 51/49 ratio; additional losses of up to $10 million were allocated 100% to Raynet; and additional losses were allocated to Ericsson and Raynet in a 51/49 ratio.

     BellSouth Enterprises Inc. (BSE) had financed a portion of the software development work at Raynet and held a royalty interest in the software related revenues of Raynet. The royalty was based on a variable rate subject to meeting certain annual royalty payment levels. Royalty expense under the agreement was $3 million in 1994. With the creation of the joint venture, this royalty payment was reconfigured. Raychem paid BSE $10 million in each of November 1994 and November 1995, and is required to make one additional payment of $10 million in November 1996. Raychem agreed to make other royalty payments to BSE contingent upon the revenues and earnings performance of the joint venture. At such time as the joint venture achieves profitability, these royalty payments could approximate 36% of Raychem's distributions from the joint venture.

     The company's loss resulting from these transactions, a pre-tax charge of $28 million, was included in the line item "Loss on reorganization/formation of Ericsson Raynet joint venture and other Raynet items" in 1995. For purposes of recording its loss, the company discounted its obligations to BSE to their present value as of November 16, 1994, using a 7.97% discount rate.

AMENDMENT TO ERICSSON RAYNET
JOINT VENTURE

During the third quarter of fiscal 1996, Raychem and Ericsson amended their joint venture agreement. Effective January 1, 1996, Raychem no longer shares in ongoing operating losses of the joint venture (other than potential warranty claims if they are in excess of reserves which have been previously established). Through December 31, 2000, Raychem may receive a modest income allocation from the venture. BSE is entitled to receive a portion of any income or distributions that Raychem may receive. The reorganization of Ericsson Raynet resulted in a $2 million pre-tax charge that was included in the line item "Loss on reorganization/formation of Ericsson Raynet joint venture and other Raynet items" in 1996.

     See "Investments" note for summarized financial information of Ericsson Raynet.

REVOLVING CREDIT AGREEMENT

On January 2, 1995, the company entered into a revolving credit agreement with Ericsson Raynet. The company committed to make available to the joint venture a maximum of $50 million, due in full on December 20, 1995, or earlier if the revolving credit arrangement were terminated at the company's discretion. At June 30, 1995, Ericsson Raynet had borrowed $4 million from the company under the revolving credit agreement, which amount was included in "Other current assets." In 1996, the company made advances to Ericsson Raynet of $23 million under this credit agreement, increasing the amount due to the company to $27 million. As a result of the reconfiguration of the Ericsson Raynet partnership, Raychem converted the amount due under the revolving credit agreement to capital. Raychem subsequently terminated the revolving credit agreement.

REPURCHASE OF MINORITY INTEREST

On June 24, 1993, the company repurchased all of the convertible preferred stock in Raynet International Inc. (RNI), a subsidiary of Raynet Corporation, previously held by BSE for $30 million. The excess of Raychem's cost over the fair value of the preferred stock was recorded as goodwill and was being amortized over a five-year period. Goodwill amortization expense was $1 million in 1994. In 1995, the underlying assets of the business were sold and the remaining $4 million of unamortized goodwill was included in the "Loss on reorganization/formation of Ericsson Raynet joint venture and other Raynet items."

- --------------------------------------------------------------------------------
FINANCIAL INSTRUMENTS
- --------------------------------------------------------------------------------

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

FORWARD FOREIGN EXCHANGE CONTRACTS

Short-term exposures to changing foreign currency exchange rates are managed by financial market transactions, principally through the purchase of forward foreign exchange contracts (with maturities usually less than six months) to hedge the non-functional currency denominated receivables and payables and anticipated transactions of the company's operating units. All realized gains and losses are included in "Other (income) expense, net." The company is subject to credit risk exposure from nonperformance by the counterparties to these transactions, typically large international financial institutions.

     Net gains from forward foreign exchange contracts used to hedge receivables and payables and to cover anticipated transactions totaled $5 million and $4 million for the years ended June 30, 1996 and 1995, respectively. The company incurred total net foreign exchange transaction losses of $1 million, $4 million, and $5 million for 1996, 1995, and 1994, respectively. The net amount of foreign exchange exposure hedged was $163 million and $205 million at June 30, 1996 and 1995, respectively. The company hedges exposures that arise from trade and intercompany receivables and payables, and loans in non-functional currencies.

     The company has unhedged non-functional currency translation and transaction exposures in countries whose currencies do not have a liquid, cost-effective forward market available for hedging. Exposures at June 30, 1996, included $8 million in net intercompany payables in non-functional currencies and $3 million of net monetary assets in foreign countries with the U.S. dollar as functional currency.

     The company periodically enters into forward foreign exchange contracts to hedge a portion of its equity in foreign subsidiaries. The gains and losses on these contracts are included in "Currency translation" as a component of "Stockholders' equity." There were no such hedges of foreign equity outstanding at June 30, 1996 and 1995.

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

     Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the company's customer base and their dispersion across many different industries and countries. Credit risk to certain countries is further limited through the use of irrevocable letters of credit and bank guarantees. As of June 30, 1996 and 1995, the company had no significant concentrations of credit risk.

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

- ---------------------------------------------------------------------------------------------------------------
                                                              1996                               1995
                                                    -------------------------        --------------------------
JUNE 30                                              CARRYING            FAIR         CARRYING             FAIR
ASSET (LIABILITY) (in thousands)                       AMOUNT           VALUE           AMOUNT            VALUE
- ---------------------------------------------------------------------------------------------------------------
Long-term debt, including current maturities,
   and accrued interest of $1,056 and $2,812
   in 1996 and 1995, respectively                   $(269,026)      $(269,212)       $(267,406)       $(267,406)

Forward foreign exchange contracts
   included in:

   Other current assets                                   594             594              805              805

   Other accrued liabilities                             (494)           (494)            (307)            (307)
- ---------------------------------------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
INVESTMENTS
- --------------------------------------------------------------------------------

Of the total investments accounted for by the equity method, Ericsson Raynet, a joint venture for the development, manufacture, and marketing of fiber-optic communication systems for telephone access networks worldwide, which is 49%-owned by Raychem, was the most significant investment. During the third quarter of fiscal 1996, Raychem and LM Ericsson amended their joint venture agreement. Following the reorganization, effective January 1, 1996, Raychem's interest in the joint venture is accounted for on the cost basis (see related "Raynet" note).

     The remaining investments accounted for by the equity method aggregate to $7 million and $2 million at June 30, 1996 and 1995, respectively, and include various manufacturing companies owned between 20%-50%. Investments are included as a component of "other assets." No dividends were received from equity affiliates in 1996 or 1995. The investment balance and the company's equity in net losses of affiliated companies were immaterial prior to 1995. Summarized financial information of Ericsson Raynet and the other equity affiliates follows:

- --------------------------------------------------------------------------------------------------------------------------------
                                                             1996                                        1995
                                          ----------------------------------------      ----------------------------------------
                                                                             TOTAL                                         TOTAL
                                          ERICSSON             OTHER        EQUITY      ERICSSON             OTHER        EQUITY
(in thousands)                              RAYNET        AFFILIATES    AFFILIATES        RAYNET        AFFILIATES    AFFILIATES
- --------------------------------------------------------------------------------------------------------------------------------
Current assets                            $    (a)           $30,814      $ 30,814     $  62,864 (c)       $19,354     $  82,218

Non-current assets                             (a)             7,233         7,233        34,203 (c)         6,892        41,095

Current liabilities                            (a)            22,210        22,210        65,906 (c)        23,666        89,572

Non-current liabilities                        (a)               149           149           495 (c)         1,077         1,572
- --------------------------------------------------------------------------------------------------------------------------------
Revenues                                       (a)            48,437        48,437        45,502 (d)        40,990        86,492
- --------------------------------------------------------------------------------------------------------------------------------
Gross profit (loss)                            (a)            18,401        18,401       (24,074)(d)        15,645        (8,429)
- --------------------------------------------------------------------------------------------------------------------------------
Net (loss) income                              (a)             3,936         3,936      (116,638)(d)         4,698      (111,940)
- --------------------------------------------------------------------------------------------------------------------------------
Raychem's equity in (loss) income          (29,818)(b)         2,538       (27,280)      (85,946)(e)         1,188       (84,758)
- --------------------------------------------------------------------------------------------------------------------------------

(a) Following the reorganization of Ericsson Raynet, effective January 1, 1996, Raychem's interest in the joint venture is accounted for on the cost basis.
(b) Raychem's equity in loss represents its share of losses through December 31, 1995, which the company accounted for on the equity basis of accounting. Effective January 1, 1996, Raychem no longer shares in the ongoing operating losses of the joint venture (see "Raynet" note).
(c)  Balances as of June 30, 1995, are those of Ericsson Raynet.
(d) Includes the results of Raynet Corporation and subsidiaries through November 16, 1994, and the results of Ericsson Raynet from November 17, 1994, through June 30, 1995.
(e) The joint venture agreement specifies varying profit and loss allocations to its partners as more fully described in the accompanying "Raynet" note. Raychem's equity in loss includes the results of Raynet Corporation and subsidiaries through November 16, 1994, and Raychem's allocation of the results of Ericsson Raynet from November 17, 1994, through June 30, 1995.

MARKETABLE SECURITIES

Marketable securities are classified as available-for-sale and carried at fair value as determined by quoted market prices. The aggregate fair value of the marketable securities held at June 30, 1996, was $12 million. Gross unrealized holding gains were $10 million and are included as a separate component of "Stockholders' equity." Marketable securities held in prior years were immaterial.

- --------------------------------------------------------------------------------
OTHER POSTRETIREMENT BENEFITS
- --------------------------------------------------------------------------------

The company provides postretirement health care benefits to U.S. employees who qualify for the company's defined benefit pension plan and retire on or after age 55, until the employees reach age 65. Such benefits are limited to allowing retirees to continue their participation in the company's group medical plan. Eligible retirees pay monthly premiums, thus reducing the cost to the company.

     The cost of providing medical and dental benefits to early retirees was $0.4 million, comprised of a service cost of $0.2 million and interest cost of $0.2 million, in each of 1996, 1995 and 1994.

     The following table sets forth components of the accumulated postretirement benefit obligation:

- --------------------------------------------------------------------------------
JUNE 30 (in thousands)                                     1996       1995
- --------------------------------------------------------------------------------
Accumulated postretirement benefit
   obligation attributable to:

   Retirees                                              $  803     $  792

   Fully eligible employees                                 689        689

   Other active employees                                 1,614      1,740
- --------------------------------------------------------------------------------
Accumulated postretirement
   benefit obligation                                     3,106      3,221

Unrecognized net gain                                       399         74
- --------------------------------------------------------------------------------
Accrued postretirement benefit obligation                $3,505     $3,295
- --------------------------------------------------------------------------------

     The assumed discount rate used to measure the accumulated postretirement benefit obligation was 7.75% at June 30, 1996 and 1995. The assumed health care cost trend rate for 1996 is 8.5%, declining to an ultimate rate in 2001 of 6%. A one percentage point increase in the assumed health care cost trend rate for each future year increases annual net periodic postretirement benefit cost and the accumulated postretirement benefit obligation as of June 30, 1996, by $0.1 million and $0.3 million, respectively.


- --------------------------------------------------------------------------------
RETIREMENT BENEFITS
- --------------------------------------------------------------------------------

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

     On January 1, 1996, the U.S. plan was amended to update the years used to calculate past service benefits. The amendment generated an unrecognized prior service cost of $5.8 million.

     Effective January 1, 1995, the company adopted amendments to the International Pension Plan to expand benefit coverage to include more employees. This change resulted in an increase of $0.2 million in pension expense for 1995 and an increase of approximately $2.5 million in the projected benefit obligation.

     In 1995, the U.S. plan recognized a curtailment loss of $1.2 million related to a transfer of Raynet employees to the Ericsson pension plan.

     The assumptions used to measure the projected benefit obligation and to compute the expected long-term return on assets for the company's defined benefit pension plans are as follows:

- --------------------------------------------------------------------------------
                                           1996            1995           1994
- --------------------------------------------------------------------------------
U.S. plans:

   Discount rate                          7.75%           7.75%          8.25%

   Average increase in
     compensation levels                  4.75%           4.75%          5.25%

   Expected long-term
     return on assets                      8.5%            8.5%             9%
- --------------------------------------------------------------------------------
Non-U.S. plans:

   Discount rates                    5.5 - 9.0%      5.5 - 9.3%       6 - 8.5%

   Average increase in
     compensation levels             4.0 - 6.9%        3 - 6.9%       4 - 6.9%

   Expected long-term
     return on assets                7.5 - 9.5%       7.5 - 10%     7.5 - 9.5%
- --------------------------------------------------------------------------------

     Net periodic pension cost includes the following components:

- ------------------------------------------------------------------------------------------------------------------------------------
                                                                     U.S. PLANS                              NON-U.S. PLANS
                                                        ----------------------------------        ----------------------------------
YEARS ENDED JUNE 30 (in thousands)                          1996         1995         1994            1996         1995         1994
- ------------------------------------------------------------------------------------------------------------------------------------
Service cost -- benefits earned during the period       $  6,319     $  6,105     $  6,161        $  9,151     $  9,584    $  7,477

Interest cost on projected benefit obligation              9,206        9,009        8,091          14,113       13,161      10,148

Actual (return) loss on plan assets                      (23,936)     (16,342)         165         (24,706)      (3,969)    (14,055)

Net amortization and deferral                             18,367        9,820       (6,697)         12,805       (6,241)      5,607
- ------------------------------------------------------------------------------------------------------------------------------------
Net periodic pension cost                               $  9,956     $  8,592     $  7,720        $ 11,363     $ 12,535    $  9,177
- ------------------------------------------------------------------------------------------------------------------------------------

     The following table sets forth the funded status of the plans:

- ------------------------------------------------------------------------------------------------
                                                ASSETS EXCEED ACCUMULATED BENEFITS
                                   ------------------------------------------------------------
                                            U.S. PLANS                     NON-U.S. PLANS
                                   --------------------------        --------------------------
JUNE 30 (in thousands)                 1996             1995             1996             1995
- ------------------------------------------------------------------------------------------------
Actuarial present value
   of benefit obligations:
   Vested benefit obligation       $(115,852)       $(103,501)       $ (64,461)       $ (64,030)
- ------------------------------------------------------------------------------------------------
   Accumulated benefit
     obligation                    $(118,120)       $(108,949)       $ (65,434)       $ (65,111)
- ------------------------------------------------------------------------------------------------
   Projected benefit
     obligation                    $(126,976)       $(118,013)       $(116,374)       $(121,614)

Plan assets at fair value            122,169          110,652          142,693          120,735
- ------------------------------------------------------------------------------------------------
Plan assets more (less)
   than projected benefit
   obligation                         (4,807)          (7,361)          26,319             (879)

Unrecognized net loss (gain)          10,312           17,170          (27,326)          (1,167)

Unrecognized net  transition
   (asset) liability                    (127)          (1,668)          (6,967)          (8,169)

Unrecognized prior
   service cost                       10,599            8,150            2,728            3,055

Adjustment required to
   recognize additional
   minimum liability                    --               --               --               --
- ------------------------------------------------------------------------------------------------
Prepaid (accrued)
   pension cost                    $  15,977        $  16,291        $  (5,246)       $  (7,160)
- ------------------------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------
                                                       ACCUMULATED BENEFITS EXCEED ASSETS
                                          ------------------------------------------------------------
                                                  U.S. PLANS                      NON-U.S. PLANS
                                          --------------------------        --------------------------
JUNE 30 (in thousands)                        1996             1995             1996             1995
- ------------------------------------------------------------------------------------------------------
Actuarial present value
   of benefit obligations:
   Vested benefit obligation              $  (3,107)       $  (3,978)       $ (42,288)       $ (43,820)
- ------------------------------------------------------------------------------------------------------
   Accumulated benefit
     obligation                           $  (3,107)       $  (4,027)       $ (44,038)       $ (45,855)
- ------------------------------------------------------------------------------------------------------
   Projected benefit
     obligation                           $  (6,641)       $  (7,702)       $ (51,387)       $ (54,377)

Plan assets at fair value                      --               --               --                744
- ------------------------------------------------------------------------------------------------------
Plan assets more (less)
   than projected benefit
   obligation                                (6,641)          (7,702)         (51,387)         (53,633)

Unrecognized net loss (gain)                   (504)             818           (5,931)          (4,798)

Unrecognized net  transition
   (asset) liability                            614              645             (444)            (477)

Unrecognized prior
   service cost                               6,237            5,247             --               --

Adjustment required to
   recognize additional
   minimum liability                         (2,813)          (3,033)            --               --
- ------------------------------------------------------------------------------------------------------
Prepaid (accrued)
   pension cost                           $  (3,107)       $  (4,025)       $ (57,762)       $ (58,908)
- ------------------------------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
DEBT STRUCTURE
- --------------------------------------------------------------------------------

Long-term debt consists of the following:

- ------------------------------------------------------------------------------------------------------------------------------------
JUNE 30 (in thousands)                                                                                          1996           1995
- ------------------------------------------------------------------------------------------------------------------------------------
3.30% to 8.75% notes payable to banks and others requiring payments in varying
   amounts through 2008.                                                                                     $ 35,325       $ 39,094

Secured debt requiring varying semi-annual payments beginning January 1997 through
   December 2006. The interest rate fluctuates semi-annually and was 5.64% at June 30, 1996.                  114,645            --

Syndicated term loan requiring varying quarterly payments beginning December 1996
   through September 1998. The interest rate fluctuates periodically and was 5.86% at June 30, 1996.          118,000        225,000

Industrial Revenue Bond due in equal quarterly installments through 1996.
   The interest rate, which fluctuates according to the lender's prime rate, was 5.13% at June 30, 1995.          --             500
- ------------------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                                          267,970        264,594

Less current maturities                                                                                       119,618          1,042
- ------------------------------------------------------------------------------------------------------------------------------------
Long-term portion                                                                                            $148,352       $263,552
- ------------------------------------------------------------------------------------------------------------------------------------

     In April 1996, the company entered into a lease financing covering the majority of its manufacturing equipment in the United States. The arrangement is accounted for as 10-year partially amortizing secured debt with interest that varies periodically with LIBOR. The proceeds of approximately $113 million were used in roughly equal portions to prepay a portion of the outstanding term loan and for other corporate purposes.

     The company entered into a $210 million private placement debt agreement in February 1991. In December 1992, the company entered into a three-year interest rate swap agreement which effectively converted $100 million of notional principal amount from a fixed rate to a floating rate. Under the agreement, which was to mature on December 8, 1995, the company made payments to a counterparty at variable rates based on LIBOR, reset every six months, and in return received payments based on a fixed rate of 5.715%. The LIBOR rate for the period from July 1, 1993 to December 8, 1993, was 3.4375%. The effect of the interest rate swap agreement was to reduce interest expense in 1994 by $1 million. On December 8, 1993, the company terminated this agreement which resulted in a deferred gain of $3 million to be amortized over the remaining life of the hedged debt. In 1994, $1 million of the gain was recognized as a reduction of interest expense. On November 1, 1994, the company prepaid the holders of its 9.55% privately placed senior notes resulting in an extraordinary loss, which included recognition of the remaining deferred gain on the termination of the interest rate swap (see note "Extraordinary Item -- Loss Related to Early Retirement of Debt").

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

     The syndicated loan agreements include covenants that, among other things, specify a minimum net worth requirement, a maximum leverage limit, a minimum fixed charge coverage ratio, and limits on further advances to fund Raynet operations. On September 28, 1995, the company amended its syndicated loan agreements. The revolving credit facility was increased to $250 million and extended to a term of four years. Variable pricing terms for both the term loan and revolving credit facility were improved, and certain restrictive covenants were relaxed.

     As noted, a portion of the secured debt proceeds was used to prepay $57 million of the outstanding term loan principal in May 1996. An additional $50 million of the term loan was prepaid in June 1996. On June 28, 1996, the company signed an irrevocable letter of intent to prepay $50 million of the syndicated loan on July 8, 1996. Additionally, the company intends to prepay the remaining balance in August 1996. As such, the entire balance of the syndicated loan is included as "Current maturities of long-term debt."

     Long-term debt maturing during the five years subsequent to June 30, 1996, is as follows: 1997 -- $120 million; 1998 -- $11 million; 1999 -- $20 million; 2000 -- $6 million; 2001 -- $6 million; and thereafter -- $105 million. Assets pledged as security for long-term debt totaled $96 million at June 30, 1996.

     In addition to short-term borrowings, lines of credit are used for letters of credit, bank guarantees, and other purposes. The company had no significant compensating balance requirements or capital lease obligations at June 30, 1996.

     Information regarding short-term debt is as follows:


- --------------------------------------------------------------------------------
JUNE 30 (dollars in thousands)                1996          1995           1994
- --------------------------------------------------------------------------------
Total lines of credit                     $484,702      $419,864       $483,073

Available unused credit lines             $433,197      $364,307       $437,856
- --------------------------------------------------------------------------------
Weighted average interest rate:

   Highly inflationary economies              20.3%         16.8%          15.1%

   Other countries                             9.6%          7.0%           9.4%

   Worldwide average                           9.8%          7.1%           9.5%
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
STOCK
- --------------------------------------------------------------------------------

EMPLOYEE STOCK PURCHASE PLANS

The company's employee stock purchase plans provide that eligible employees may contribute up to 15% of their base earnings toward the quarterly purchase of the company's Common Stock. The employees' purchase price is derived from a formula based on the fair market value of the Common Stock. No compensation expense is recorded in connection with the plans. Shares issued under the plans were 767,000 in

1996, 905,000 in 1995 and 901,000 in 1994. At June 30, 1996, a total of 4,210 of the 7,851 eligible employees were participants in the plans.

     On each of October 27, 1993, and November 9, 1994, the stockholders approved an amendment to the employee stock purchase plans to increase the aggregate number of shares issuable under the plans by 700,000. On November 1, 1995, the stockholders approved another amendment to the employee stock purchase plans to increase the aggregate number of shares issuable under the plans by 1,000,000. The total number of shares reserved for future issuance under the plans was 966,000 at June 30, 1996.

STOCK OPTION AND INCENTIVE PLANS

The company has various stock option and management incentive plans for selected employees, officers, directors, and consultants. The plans provide for awards in the form of stock options, restricted stock, and performance shares. As of June 30, 1996, only stock options and restricted stock had been awarded under the plans. Options to purchase Common Stock have been granted at no less than fair market value on the date of grant.

     On October 27, 1993, the stockholders approved an amendment to the 1990 Incentive Plan to increase by 1,700,000 shares the aggregate number of shares issuable under the plan. On November 9, 1994, the stockholders approved two amendments to the 1990 Incentive Plan to: (1) limit the number of shares with respect to which options may be granted to no more than 200,000 shares to any one participant in any one-year period; and (2) extend up to five years the period during which awards granted on or after August 12, 1994, may be exercised following retirement from the company. On November 1, 1995, the stockholders approved an amendment to the 1990 Incentive Plan to increase by 1,250,000 shares the aggregate number of shares issuable under the plan. During 1996, 37,500 shares of restricted stock were issued under the 1990 Incentive Plan resulting in compensation expense totaling $1.65 million as the restrictions lapsed during the year. No other restricted shares were issued or outstanding at June 30, 1996.

     At June 30, l996, 769 optionees held options for the purchase of Common Stock with expiration dates occurring between July 29, 1996 and June 30, 2006, with an average exercise price of $39 per share.

     The following table summarizes Raychem option activity during 1996, 1995, and 1994:

- -------------------------------------------------------------------------------------------------------
OPTION SHARES, JUNE 30 (in thousands except per share data)          1996           1995           1994
- -------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                                    5,588          5,211          4,896

Granted                                                             1,443          1,051            894

Exercised                                                          (1,909)          (466)          (232)

Expired or canceled                                                  (307)          (208)          (347)
- -------------------------------------------------------------------------------------------------------
Outstanding at end of year                                          4,815          5,588          5,211
- -------------------------------------------------------------------------------------------------------
Exercisable                                                         2,295          3,256          2,676
- -------------------------------------------------------------------------------------------------------
Available for future grant                                            807            759          1,792
- -------------------------------------------------------------------------------------------------------
Option price per share:

   Exercised                                                    $17 - $47      $17 - $40      $21 - $41

   Outstanding                                                  $17 - $76      $17 - $45      $17 - $45
- -------------------------------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
RESTRUCTURING AND DIVESTITURES
- --------------------------------------------------------------------------------

Over the past several years, the company has strengthened its core businesses and improved its results of operations through a series of initiatives. These actions were designed to streamline the company's operations, reduce operating costs, and position the company for profitable growth.

     The core business incurred a pretax charge of $44 million in the third quarter of 1996 as the company moved to simplify and lower the costs of its operations. All of the charges, with the exception of net $4 million in asset writedowns, are cash in nature and are expected to be substantially incurred in fiscal 1997 and funded through operating cash flows. Approximately 700 positions will be eliminated by the end of calendar 1996, some portion of which may be replaced elsewhere. As a result of the restructuring, 289 employees have separated from the company as of June 30, 1996.

     The core business incurred a pretax charge of $24 million in the first quarter of 1995 for the restructuring of its telecommunications business segment. All charges, excluding asset writedowns, were cash in nature, substantially incurred in 1995, and funded through operating cash flows.

     The following table sets forth components of the company's "Provision for restructuring and divestitures" for the years ended June 30, 1996 and 1995 (none in 1994):

- ------------------------------------------------------------------------------------------------------------------------
PROVISION FOR RESTRUCTURING AND DIVESTITURES       EMPLOYEE          ASSET
YEAR ENDED JUNE 30 (in thousands)                 SEVERANCE     WRITEDOWNS          LEASES          OTHER          TOTAL
- ------------------------------------------------------------------------------------------------------------------------
1996

   Employee severance                              $ 37,907       $   --          $   --         $   --         $ 37,907

   Assets to be sold                                   --            5,887            --             --            5,887

   Discontinued product inventory                      --              250            --             --              250

   Vacated buildings                                   --             --               821           --              821

   Other                                               --             --              --              615            615

   Adjustment to prior year reserves                   --           (2,470)           --              561         (1,909)
- ------------------------------------------------------------------------------------------------------------------------
Total 1996                                         $ 37,907       $  3,667        $    821       $  1,176       $ 43,571
- ------------------------------------------------------------------------------------------------------------------------
1995

   Employee severance                              $ 13,200       $   --          $   --         $   --         $ 13,200

   Assets to be sold                                   --            5,680            --            1,000          6,680

   Discontinued product inventory                      --            2,600            --             --            2,600

   Vacated buildings                                   --             --               620           --              620

   Other                                               --             --              --              800            800
- ------------------------------------------------------------------------------------------------------------------------
Total 1995                                         $ 13,200       $  8,280        $    620       $  1,800       $ 23,900
- ------------------------------------------------------------------------------------------------------------------------

     The following table sets forth the company's restructuring reserves as of June 30, 1994, 1995, and 1996:

- ------------------------------------------------------------------------------------------------------------------------
RESTRUCTURING RESERVES                             EMPLOYEE          ASSET
(in thousands)                                    SEVERANCE     WRITEDOWNS          LEASES          OTHER          TOTAL
- ------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1993                              $  3,001       $  1,482        $    675       $  3,178       $  8,336
- ------------------------------------------------------------------------------------------------------------------------
   Cash payments                                     (1,663)          --              (645)        (2,726)        (5,034)

   Non-cash items                                      --             (630)           --             --             (630)
- ------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1994                                 1,338            852              30            452          2,672
- ------------------------------------------------------------------------------------------------------------------------
   Provision for restructuring
     and divestitures                                13,200          8,280             620          1,800         23,900

   Adjustment to reserves                             1,300         (1,300)           --             --             --

   Cash payments                                    (13,676)          --              (650)        (1,237)       (15,563)

   Non-cash items                                      --           (7,832)           --             --           (7,832)
- ------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1995                                 2,162           --              --            1,015          3,177
- ------------------------------------------------------------------------------------------------------------------------
   Provision for restructuring
     and divestitures                                37,907          3,667             821          1,176         43,571

   Adjustment to reserves                                (9)          --                75            (66)          --

   Cash payments                                    (15,442)          --               (30)        (1,425)       (16,897)

   Non-cash items                                      (885)        (2,621)            (39)          --           (3,545)
- ------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1996                              $ 23,733       $  1,046        $    827       $    700       $ 26,306
- ------------------------------------------------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
INTEREST
- --------------------------------------------------------------------------------

Interest expense, net, consisted of the following components:

- -------------------------------------------------------------------------------
YEARS ENDED JUNE 30 (in thousands)         1996            1995            1994
- -------------------------------------------------------------------------------
Interest expense incurred              $ 19,216        $ 20,434        $ 22,318

Interest expense capitalized               (660)           (724)         (1,172)

Interest income                          (8,925)         (6,664)         (8,384)
- -------------------------------------------------------------------------------
Interest expense, net                  $  9,631        $ 13,046        $ 12,762
- -------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
SALE OF ASSETS
- --------------------------------------------------------------------------------


In the fourth quarter of 1996, the company sold its shape memory metals components business to Memry Corporation resulting in a pretax gain of $3 million. In the fourth quarter of 1995, Johnson & Johnson acquired, in a tax-free reorganization, all of the outstanding common stock of Menlo Care, Inc., a company in which Raychem held a minority interest. This transaction resulted in a pretax gain of $5 million. These gains were included in "Other (income) expense, net."

     As proceeds from the Menlo Care transaction, the company received cash and shares of Johnson & Johnson common stock valued on the closing date at approximately $6 million. At June 30, 1995, the company held Johnson & Johnson stock valued at approximately $3 million, the fair value based on the quoted market price. These shares were subsequently sold in 1996, and resulted in a $1 million gain which was included in "Other (income) expense, net." 36


- --------------------------------------------------------------------------------
INCOME TAXES
- --------------------------------------------------------------------------------

Income (loss) before income taxes, extraordinary item, and change in accounting principle consisted of the following components:

- -------------------------------------------------------------------------------------------------------
YEARS ENDED JUNE 30 (in thousands)                                1996            1995             1994
- -------------------------------------------------------------------------------------------------------
U.S. operations, including Puerto Rico                       $  57,203       $ (89,868)       $(102,200)

Non-U.S. operations                                             88,927          89,598          135,945
- -------------------------------------------------------------------------------------------------------
Income (loss) before income taxes, extraordinary item,
   and change in accounting principle                        $ 146,130       $    (270)       $  33,745
- -------------------------------------------------------------------------------------------------------

     The provision for income taxes included:

- -------------------------------------------------------------------------------------
YEARS ENDED JUNE 30 (in thousands)               1996            1995            1994
- -------------------------------------------------------------------------------------
Current tax:

   U.S. federal, including Puerto Rico       $  5,383        $    547        $  1,194

   U.S. state and local                         2,990             510             775

   Non-U.S                                     35,198          16,656          34,820
- -------------------------------------------------------------------------------------
Total current tax                              43,571          17,713          36,789
- -------------------------------------------------------------------------------------
Deferred (benefit) tax:

   U.S. federal, including Puerto Rico        (45,032)            (12)         (2,419)

   Non-U.S                                       (321)          3,477          (2,304)
- -------------------------------------------------------------------------------------
Total deferred (benefit) tax                  (45,353)          3,465          (4,723)
- -------------------------------------------------------------------------------------
Provision (credit) for income taxes          $ (1,782)       $ 21,178        $ 32,066
- -------------------------------------------------------------------------------------

     The company has provided for U.S. federal income taxes and foreign withholding taxes on the portion of the undistributed earnings of non-U.S. subsidiaries expected to be remitted. Undistributed earnings intended to be reinvested indefinitely in foreign subsidiaries were approximately $366 million at June 30, 1996. If these earnings were distributed, foreign withholding taxes would be imposed; however, foreign tax credits would become available to substantially reduce any resulting U.S. income tax liability.

     Income from operations in certain countries is subject to reduced tax rates as a result of satisfying certain commitments regarding employment and capital investment. The exemption grants for these operations will expire at various dates through 2010. The income tax benefits related to the tax status of these operations are estimated to be $4 million for 1996, $3 million for 1995, and $5 million for 1994.

     The company's provision for income taxes differed from the amount computed by applying the statutory U.S. federal income tax rate to income (loss) before income taxes, extraordinary item, and change in accounting principle as follows:

- -----------------------------------------------------------------------------------------------------------
YEARS ENDED JUNE 30 (in thousands)                                     1996            1995            1994
- -----------------------------------------------------------------------------------------------------------
Tax (benefit) determined by applying U.S. statutory rate
   to income (loss) before income taxes, extraordinary item,
   and change in accounting principle                              $ 51,146        $    (95)       $ 11,811

Tax (benefit) of deferred deductions, net operating losses,
   foreign tax credits, minimum tax credits, and changes
   in valuation allowance, net                                      (51,140)         32,994          33,951

Tax rate differences                                                 (6,809)        (11,722)        (12,498)

State and local taxes, net of federal income tax benefits             1,635             338             497

Adjustment of prior years' taxes                                      1,056             230             210

Other items, net                                                      2,330            (567)         (1,905)
- -----------------------------------------------------------------------------------------------------------
Provision (credit) for income taxes                                $ (1,782)       $ 21,178        $ 32,066
- -----------------------------------------------------------------------------------------------------------

     Future expirations of U.S. credit carryforwards, if not utilized, are as follows: 1997 -- $0.6 million;

1998 -- $1.2 million; 1999 -- $2.3 million; 2000 -- $2.0 million;
2001 -- $0.8 million; 2002 -- $0.3 million; 2003 -- $2.0 million;
2004 -- $6.8 million; 2005 -- $4.3 million; 2006 -- $4.2 million;
2007 -- $3.2 million; and $8.0 million with no expiration.

     U.S. federal tax return examinations have been completed for years through 1992. The company believes adequate provisions for income tax have been recorded for all years.

     Deferred tax liabilities (assets) were comprised of the following:

- ---------------------------------------------------------------------------------------------------------
JUNE 30 (in thousands)                                             1996             1995             1994
- ---------------------------------------------------------------------------------------------------------
Liabilities:
   Difference between book and tax bases of assets            $  34,445        $  47,176        $  37,306
   Compensation and benefits accrual                              1,602            1,221            1,074
   Retirement benefits                                            6,161            7,299            6,405
   Other                                                         20,628           17,639           13,446
- ---------------------------------------------------------------------------------------------------------
Gross deferred tax liabilities                                   62,836           73,335           58,231
- ---------------------------------------------------------------------------------------------------------
Assets:
   Difference between book and tax bases of assets              (54,401)         (49,010)         (37,582)
   Compensation and benefits accrual                             (6,205)          (5,170)          (4,486)
   Retirement benefits                                           (4,307)          (6,425)          (4,737)
   Asset reserves                                               (10,558)         (13,143)         (16,662)
   Restructuring and divestitures accruals                      (10,802)          (8,065)          (5,119)
   Capitalization of research and experimental costs,
     net of amortization                                       (157,381)        (166,744)        (167,576)
   Difference between book and tax bases of investments         (14,477)          (1,930)          (2,523)
   Net operating loss carryforwards                              (7,660)         (38,065)         (12,124)
   General business credits                                     (30,406)         (27,049)         (14,670)
   Minimum tax credit                                            (5,332)          (4,097)          (3,277)
   Foreign tax credit                                              (402)         (31,488)          (5,900)
   Other                                                        (12,419)         (10,296)          (9,055)
- ---------------------------------------------------------------------------------------------------------
Gross deferred tax assets                                      (314,350)        (361,482)        (283,711)
- ---------------------------------------------------------------------------------------------------------
Deferred tax asset valuation allowance                          213,271          292,822          229,787
- ---------------------------------------------------------------------------------------------------------
Net deferred tax (assets) liabilities                         $ (38,243)       $   4,675        $   4,307
- ---------------------------------------------------------------------------------------------------------

     The deferred tax asset valuation allowance is primarily attributed to U.S. federal and state deferred tax assets.

     Management believes sufficient uncertainty exists regarding the realizability of these items that a valuation allowance is required. The decrease of approximately $80 million in the valuation allowance during 1996 was due in part to a reassessment of the company's ability to realize its net deferred tax asset in the future. Approximately $34 million of the valuation allowance at June 30, 1996, relates to the tax benefits of stock options which will be credited to additional paid-in capital when realized.

- --------------------------------------------------------------------------------
EXTRAORDINARY ITEM -- LOSS RELATED TO EARLY RETIREMENT OF DEBT
- --------------------------------------------------------------------------------

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


- --------------------------------------------------------------------------------
WORLDWIDE OPERATIONS(a)
- --------------------------------------------------------------------------------

- -----------------------------------------------------------------------------------------------------------------------------------
                                                          UNITED                              REST OF                  CONSOLIDATED
(in thousands)                                            STATES       EUROPE        ASIA       WORLD   CONSOLIDATION         TOTAL
- -----------------------------------------------------------------------------------------------------------------------------------
Revenues from unaffiliated customers(b)        1996    $ 612,435     $684,661    $220,586    $153,879       $    --      $1,671,561
                                               1995      539,518      653,221     198,845     138,989            --       1,530,573
                                               1994      562,199      587,196     179,060     133,077            --       1,461,532
- -----------------------------------------------------------------------------------------------------------------------------------
Revenues between geographic areas(c)           1996      243,120      130,581      11,677       1,485        (386,863)         --
                                               1995      220,267      117,188      13,729         138        (351,322)         --
                                               1994      199,331      141,493       8,427         142        (349,393)         --
- -----------------------------------------------------------------------------------------------------------------------------------
Total revenues                                 1996      855,555      815,242     232,263     155,364        (386,863)    1,671,561
                                               1995      759,785      770,409     212,574     139,127        (351,322)    1,530,573
                                               1994      761,530      728,689     187,487     133,219        (349,393)    1,461,532
- -----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss) before provision       1996       91,964      115,825       9,627       8,450            --         225,866
   for restructuring and divestitures, and     1995       43,664      103,926       4,809       5,309            --         157,708
   loss on reorganization/formation of JV      1994      (80,764)     120,825       2,026      11,443            --          53,530
   and other Raynet items
- -----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss) including              1996       79,836       83,961       9,138       7,257            --         180,192
   provision for restructuring and             1995        6,532       85,126       4,809       5,309            --         101,776
   divestitures, and loss on reorganization/   1994      (80,764)     120,825       2,026      11,443            --          53,530
   formation of JV and other Raynet items
- -----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes,             1996       57,203       55,186      21,534      12,207            --         146,130
   extraordinary item, and change in           1995      (89,868)      60,983      18,583      10,032            --            (270)
   accounting principle                        1994     (102,200)     108,345      15,686      11,914            --          33,745
- -----------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                            1996      380,349      427,527     128,067      57,907            --         993,850
                                               1995      335,609      487,079     150,511      60,492            --       1,033,691
                                               1994      433,155      452,888     139,947      56,328            --       1,082,318
- -----------------------------------------------------------------------------------------------------------------------------------
Corporate assets                               1996      373,846      124,590      33,447      24,883            --         556,766
                                               1995      186,911      177,809      40,445      15,889            --         421,054
                                               1994      201,762       67,581      32,542      14,812            --         316,697
- -----------------------------------------------------------------------------------------------------------------------------------
Total assets                                   1996      754,195      552,117     161,514      82,790            --       1,550,616
                                               1995      522,520      664,888     190,956      76,381            --       1,454,745
                                               1994      634,917      520,469     172,489      71,140            --       1,399,015
- -----------------------------------------------------------------------------------------------------------------------------------

(a) Raynet Corporation and subsidiaries' results are presented on the equity basis of accounting in 1996 and 1995 versus consolidated in 1994.
(b) Revenues from unaffiliated customers in each geographic area reflect only shipments originating locally and exclude direct exports from other geographic areas.
(c) Revenues between geographic areas are recorded on the basis of arms-length prices established by the company.

- --------------------------------------------------------------------------------
BUSINESS SEGMENTS
- --------------------------------------------------------------------------------

The electronics business segment serves the aerospace, automotive, defense, mass transit, computer, communications, medical, and other industries. The industrial business segment serves industrial and commercial infrastructure customers, including electric, gas, and water utilities; industrial plants and pipelines; and commercial construction. The telecommunications business segment serves the telephone and cable television industries. The company's Raynet subsidiary delivered fiber-optic distribution systems for voice, video, and data to telecommunications network operators. Raynet Corporation and subsidiaries' results are presented on the equity basis of accounting in 1996 and 1995 versus consolidated in 1994.

- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                  TELECOMMU-                           CONSOLIDATED
(in thousands)                                          ELECTRONICS   INDUSTRIAL   NICATIONS     RAYNET   CORPORATE           TOTAL
- -----------------------------------------------------------------------------------------------------------------------------------
Revenues(a)                                      1996      $670,595     $542,344    $458,622  $    --     $    --       $ 1,671,561
                                                 1995       611,036      499,344     420,193       --          --         1,530,573
                                                 1994       521,890      451,814     430,044     57,784        --         1,461,532
- -----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss) before provision for     1996       125,788      116,443      91,202       --      (107,567)        225,866
   restructuring and divestitures, and loss on   1995        98,768       86,519      62,809       --       (90,388)        157,708
   reorganization/formation of JV and other      1994        88,070       77,800      76,485   (100,416)    (88,409)         53,530
   Raynet items
- -----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss) including provision      1996       112,225       95,618      84,550       --      (112,201)        180,192
   for restructuring and divestitures, and loss  1995        98,768       86,519      38,909       --      (122,420)        101,776
   on reorganization/formation of JV and         1994        88,070       77,800      76,485   (100,416)    (88,409)         53,530
   other Raynet items
- -----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes,               1996          --           --          --         --          --           146,130
   extraordinary item, and change                1995          --           --          --         --          --              (270)
   in accounting principle                       1994          --           --          --         --          --            33,745
- -----------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                              1996       438,926      301,109     253,815       --       556,766       1,550,616
                                                 1995       448,858      323,109     261,724       --       421,054       1,454,745
                                                 1994       381,863      300,320     290,591    109,544     316,697       1,399,015
- -----------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                             1996        30,503       17,140      13,308       --        17,638          78,589
                                                 1995        37,179       22,515      20,802       --        13,545          94,041
                                                 1994        33,211       20,415      26,967     10,758      12,705         104,056
- -----------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                    1996        32,326       16,643      16,236       --        14,222          79,427
                                                 1995        27,020       16,456      19,873       --        11,449          74,798
                                                 1994        24,672       16,715      17,795     14,806      12,277          86,265
- -----------------------------------------------------------------------------------------------------------------------------------

(a)  Revenues between segments are immaterial.

- --------------------------------------------------------------------------------
COMMITMENTS
- --------------------------------------------------------------------------------

Total rental expense was $35 million in both 1996 and 1995, and $39 million in 1994. The company had commitments at June 30, 1996, to expend approximately $25 million for the construction or acquisition of additional property, plant, and equipment. Annual future minimum lease payments at June 30, 1996, under noncancelable operating leases, are as follows: 1997 -- $24 million; 1998 -- $19 million; 1999 -- $15 million; 2000 -- $10 million; 2001 -- $7 million; and thereafter -- $34 million.


- --------------------------------------------------------------------------------
CONTINGENCIES
- --------------------------------------------------------------------------------

The company has been named, among others, as a potentially responsible party in administrative proceedings alleging that it may be liable for the costs of correcting environmental conditions at certain hazardous waste sites. At all of the sites, the company is alleged to be a de minimis generator of hazardous wastes, and the company believes that it has limited or no liability for cleanup costs at these sites. The company and its subsidiaries have also been named as a defendant, along with sixteen other corporate and governmental codefendants, in a private cost recovery for environmental cleanup expenses at the West Contra Costa County Landfill in Richmond, California. On August 4, 1995, the company's and other defendants' motion for judgment on the pleadings was granted by the District Court striking the plaintiff's claim that the company and the other defendants were jointly and severally liable for response costs at the site. As a result, the company's potential liability, if any, for response costs at the site would be based on the company's disposal of wastes at the site. The company believes its wastes constitute less than 2% of the total amount of wastes disposed of at the site.

     Additionally, the company and its subsidiaries are parties to lawsuits involving various types of commercial claims, including, but not limited to, product liability, unfair competition, breach of contract, and intellectual property matters. The principal product liability litigation involves a variety of claims arising from the company's heat-tracing and freeze-protection products. The company intends to defend itself vigorously in these matters. The company's experience to date is that losses, if any, from such claims have not had, nor are they expected to have, a material effect on the company's financial position or results of operations. The company maintains insurance to cover product liability and certain other claims in excess of deductibles. Effective March 31, 1996, the company increased its insurance deductible for heat-tracing products. The company's insurance deductible for claims arising from events prior to March 31, 1996, remains unchanged.

     In the second quarter of 1992, the company and its insurer reached settlement with the plaintiffs in a class action securities suit. The settlement totaled $19.5 million, which was funded $8.25 million by the company and $11.25 million by its insurer. In 1996, the company recovered $6.6 million from its insurer, which gain was included in "Other (income) expense, net."

     Legal proceedings tend to be unpredictable and costly. Based on currently available information, however, management believes that the resolution of pending claims and legal proceedings will not have a material adverse effect on the company's operating results or financial position.

================================================================================
QUARTERLY FINANCIAL DATA
(UNAUDITED)


- ----------------------------------------------------------------------------------------------------------------------------------
QUARTER ENDED (in thousands except share data)                SEPTEMBER 30       DECEMBER 31         MARCH 31              JUNE 30
- ----------------------------------------------------------------------------------------------------------------------------------
FISCAL 1996:(a)

   Revenues                                                      $ 410,515         $ 411,051        $ 417,819            $ 432,176

   Gross profit                                                    215,601           214,390          210,242              215,976

   Provision for restructuring and divestitures                       --                --             43,571                 --

   Loss on reorganization of Ericsson Raynet joint venture            --                --              2,103                 --

   Equity in Ericsson Raynet net loss                               11,124            18,694             --                   --

   Income before income taxes                                       45,440            35,311           10,946               54,433

   Net income                                                       32,430            25,102           41,708(b)            48,672
- ----------------------------------------------------------------------------------------------------------------------------------
Per share data:

   Net income per common share                                   $    0.72         $    0.55        $    0.89(b)         $    1.05

   Cash dividends per common share                                    0.08              0.08             0.10                 0.10

   Price range of Common Stock(d)                                36 1/2-47     43 3/8-59 3/4        52-69 3/4            63-80 1/2
- ----------------------------------------------------------------------------------------------------------------------------------
FISCAL 1995:(a)

   Revenues                                                      $ 368,145(c)      $ 382,494        $ 368,784            $ 411,150

   Gross profit                                                    185,286(c)        197,846          184,718              204,157

   Provision for restructuring and divestitures                     23,900              --               --                   --

   Loss on formation of Ericsson Raynet joint venture
     and other Raynet items                                         31,723(c)           (423)             931                 (199)

   Equity in Ericsson Raynet net loss                               24,676            13,532           11,466               36,272

   (Loss) income before income taxes, extraordinary
     item, and change in accounting principle                      (45,638)           31,134           18,562               (4,328)

   (Loss) income before extraordinary item and
     change in accounting principle                                (48,328)           19,999           10,896               (4,015)

   Extraordinary item -- (loss) adjustment related to
     early retirement of debt, net of $0 income taxes               (7,074)              756             --                   --

   Cumulative effect of change in accounting principle,
     net of $0 income taxes                                         (1,477)             --               --                   --

   Net (loss) income                                               (56,879)           20,755           10,896               (4,015)
- ----------------------------------------------------------------------------------------------------------------------------------
Per share data:

   (Loss) earnings per common share:

     (Loss) income before extraordinary item and
       change in accounting principle                            $   (1.12)        $    0.45        $    0.25            $   (0.09)

     Extraordinary item                                              (0.16)             0.02             --                   --

     Change in accounting principle                                  (0.04)             --               --                   --
                                                                 -----------------------------------------------------------------
     Net (loss) income                                           $   (1.32)        $    0.47        $    0.25            $   (0.09)
                                                                 =================================================================
   Cash dividends per common share                               $    0.08         $    0.08        $    0.08            $    0.08

   Price range of Common Stock(d)                            35 1/8-41 7/8     32 3/8-42 3/8    34 1/4-41 3/8        32 1/2-41 1/4
- ----------------------------------------------------------------------------------------------------------------------------------

(a) Raynet Corporation and subsidiaries' results are presented on the equity basis of accounting in fiscal 1995 and through December 31 in fiscal 1996. Following the reorganization of Ericsson Raynet, effective January 1, 1996, Raychem's interest in the joint venture is accounted for on the cost basis.
(b) Includes a discrete tax benefit of $25 million related to the reassessment of the company's deferred tax asset valuation allowance.
(c) Reflects restatement of Raynet Corporation and subsidiaries' results to the equity basis of accounting.
(d) The price range of Common Stock is as reported on the New York Stock Exchange composite tape.

Raychem Corporation Common Stock is listed on the New York Stock Exchange. The number of stockholders as of August 19, 1996, was 6,750. Dividends have been paid quarterly since the second quarter of fiscal 1978. The closing price of the company's Common Stock on the New York Stock Exchange composite tape on August 19, 1996, was $68 1/4 per share.

================================================================================
TEN-YEAR SUMMARY


- ----------------------------------------------------------------------------------------------------------------------------
YEARS ENDED JUNE 30 (dollars in thousands except per share amounts)                 1996              1995              1994
- ----------------------------------------------------------------------------------------------------------------------------
RAYCHEM CORPORATION Consolidated(a)
- ----------------------------------------------------------------------------------------------------------------------------
INCOME DATA
- ----------------------------------------------------------------------------------------------------------------------------
   Revenues                                                                 $  1,671,561      $  1,530,573      $  1,461,532
- ----------------------------------------------------------------------------------------------------------------------------
   Provision for restructuring and divestitures                             $     43,571      $     23,900      $       --
- ----------------------------------------------------------------------------------------------------------------------------
   Loss on reorganization/formation of Ericsson Raynet
     joint venture and other Raynet items                                   $      2,103      $     32,032      $       --
- ----------------------------------------------------------------------------------------------------------------------------
   Equity in net loss of Ericsson Raynet                                    $     29,818      $     85,946      $       --
- ----------------------------------------------------------------------------------------------------------------------------
   Income (loss) before income taxes, extraordinary item,
     and changes in accounting principles                                   $    146,130      $       (270)     $     33,745
- ----------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                        $    147,912      $    (29,243)     $      1,679
- ----------------------------------------------------------------------------------------------------------------------------
SHARE DATA
- ----------------------------------------------------------------------------------------------------------------------------
   Earnings (loss) per common share                                         $       3.22      $      (0.67)     $       0.04
- ----------------------------------------------------------------------------------------------------------------------------
   Cash dividends per common share                                          $       0.36      $       0.32      $       0.32
- ----------------------------------------------------------------------------------------------------------------------------
   Cash dividends per Series B share                                        $       --        $       --        $       --
- ----------------------------------------------------------------------------------------------------------------------------
   Weighted average number of shares outstanding                              45,908,894        43,538,028        43,290,797
- ----------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
- ----------------------------------------------------------------------------------------------------------------------------
   Total assets                                                             $  1,550,616      $  1,454,745      $  1,399,015
- ----------------------------------------------------------------------------------------------------------------------------
   Long-term debt                                                           $    148,352      $    263,552      $    244,681
- ----------------------------------------------------------------------------------------------------------------------------
   Total debt                                                               $    302,981      $    293,226      $    275,548
- ----------------------------------------------------------------------------------------------------------------------------
   Stockholders' equity                                                     $    841,206      $    749,658      $    732,924
- ----------------------------------------------------------------------------------------------------------------------------
   (Decrease) increase in debt net of cash                                  $    (96,293)     $    (22,299)     $     55,842
- ----------------------------------------------------------------------------------------------------------------------------
OTHER SIGNIFICANT MEASURES
- ----------------------------------------------------------------------------------------------------------------------------
   Gross profit as a percent of revenues                                            51.2%             50.4%             46.6%
- ----------------------------------------------------------------------------------------------------------------------------
   Research and development expense as a percent of revenues                         7.3%              7.8%              9.3%
- ----------------------------------------------------------------------------------------------------------------------------
   Selling, general, and administrative expense as a percent of revenues            30.4%             32.4%             33.6%
- ----------------------------------------------------------------------------------------------------------------------------
   Net debt as a percent of stockholders' equity                                     9.4%             23.4%             26.9%
- ----------------------------------------------------------------------------------------------------------------------------
   Number of employees                                                             8,697             9,496            10,769
- ----------------------------------------------------------------------------------------------------------------------------
   Revenues per average number of employees                                 $        184      $        151      $        136
- ----------------------------------------------------------------------------------------------------------------------------
RAYNET CORPORATION(f)
- ----------------------------------------------------------------------------------------------------------------------------
   Revenues                                                                 $       --        $       --        $     57,784
- ----------------------------------------------------------------------------------------------------------------------------
   Net (loss) income                                                        $       --        $       --        $   (102,993)
- ----------------------------------------------------------------------------------------------------------------------------

(a) Raynet Corporation and subsidiaries' results are presented on the equity basis of accounting in 1995 and through December 31 in fiscal 1996 versus consolidated in prior years. Following the reorganization of Ericsson Raynet, effective January 1, 1996, Raychem's interest in the joint venture is accounted for on the cost basis.
(b) Restated to reflect reclassification of royalty and licensing income from "Other expense, net" to "Revenues."
(c)  Reflects reclassification of litigation settlement to "Other expense, net."
(d) Restated to reflect the three-for-one stock split effective on November 2, 1987.
(e)  Cash exceeded debt at June 30.
(f)  Raynet Corporation was incorporated in 1988.

================================================================================



- ----------------------------------------------------------------------------------------------------------------
YEARS ENDED JUNE 30 (dollars in thousands except per share amounts)         1993            1992            1991
- ----------------------------------------------------------------------------------------------------------------
RAYCHEM CORPORATION Consolidated(a)
- ----------------------------------------------------------------------------------------------------------------
INCOME DATA
- ----------------------------------------------------------------------------------------------------------------
   Revenues                                                          $ 1,385,730     $ 1,301,601(b)  $ 1,250,772(b)
- ----------------------------------------------------------------------------------------------------------------
   Provision for restructuring and divestitures                      $      --       $    43,300     $     3,697
- ----------------------------------------------------------------------------------------------------------------
   Loss on reorganization/formation of Ericsson Raynet
     joint venture and other Raynet items                            $      --       $      --       $      --
- ----------------------------------------------------------------------------------------------------------------
   Equity in net loss of Ericsson Raynet                             $      --       $      --       $      --
- ----------------------------------------------------------------------------------------------------------------
   Income (loss) before income taxes, extraordinary item,
     and changes in accounting principles                            $    39,584     $    12,585(c)  $    (3,109)
- ----------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                 $     9,625     $   (24,808)    $   (23,429)
- ----------------------------------------------------------------------------------------------------------------
SHARE DATA
- ----------------------------------------------------------------------------------------------------------------
   Earnings (loss) per common share                                  $      0.23     $     (0.64)    $     (0.63)
- ----------------------------------------------------------------------------------------------------------------
   Cash dividends per common share                                   $      0.32     $      0.32     $      0.32
- ----------------------------------------------------------------------------------------------------------------
   Cash dividends per Series B share                                 $      --       $      --       $      --
- ----------------------------------------------------------------------------------------------------------------
   Weighted average number of shares outstanding                      42,232,289      39,030,049      37,134,161
- ----------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
- ----------------------------------------------------------------------------------------------------------------
   Total assets                                                      $ 1,332,270     $ 1,392,606     $ 1,234,860
- ----------------------------------------------------------------------------------------------------------------
   Long-term debt                                                    $   233,853     $   229,768     $   233,347
- ----------------------------------------------------------------------------------------------------------------
   Total debt                                                        $   275,562     $   257,763     $   265,340
- ----------------------------------------------------------------------------------------------------------------
   Stockholders' equity                                              $   689,504     $   715,188     $   651,973
- ----------------------------------------------------------------------------------------------------------------
   (Decrease) increase in debt net of cash                           $    32,715     $   (57,610)    $    90,589
- ----------------------------------------------------------------------------------------------------------------
OTHER SIGNIFICANT MEASURES
- ----------------------------------------------------------------------------------------------------------------
   Gross profit as a percent of revenues                                    48.7%           48.4%           48.6%
- ----------------------------------------------------------------------------------------------------------------
   Research and development expense as a percent of revenues                 9.3%           10.8%           11.2%
- ----------------------------------------------------------------------------------------------------------------
   Selling, general, and administrative expense as a percent
     of revenues                                                            34.6%           33.6%           35.8%
- ----------------------------------------------------------------------------------------------------------------
   Net debt as a percent of stockholders' equity                            20.5%           15.2%           25.5%
- ----------------------------------------------------------------------------------------------------------------
   Number of employees                                                    10,772          11,187          11,406
- ----------------------------------------------------------------------------------------------------------------
   Revenues per average number of employees                          $       126     $       115     $       111
- ----------------------------------------------------------------------------------------------------------------
RAYNET CORPORATION(f)
- ----------------------------------------------------------------------------------------------------------------
   Revenues                                                          $     9,671     $    16,594     $    11,500
- ----------------------------------------------------------------------------------------------------------------
   Net (loss) income                                                 $   (92,551)    $   (89,334)    $   (73,959)
- ----------------------------------------------------------------------------------------------------------------


- ---------------------------------------------------------------------------------------------------------------------------------
YEARS ENDED JUNE 30 (dollars in thousands except per share amounts)         1990            1989           1988              1987
- ---------------------------------------------------------------------------------------------------------------------------------
RAYCHEM CORPORATION Consolidated(a)
- ---------------------------------------------------------------------------------------------------------------------------------
INCOME DATA
- ---------------------------------------------------------------------------------------------------------------------------------
   Revenues                                                          $ 1,114,713(b)  $ 1,083,028     $ 1,094,733      $   944,434
- ---------------------------------------------------------------------------------------------------------------------------------
   Provision for restructuring and divestitures                      $    90,000     $      --       $      --        $      --
- ---------------------------------------------------------------------------------------------------------------------------------
   Loss on reorganization/formation of Ericsson Raynet
     joint venture and other Raynet items                            $      --       $      --       $      --        $      --
- ---------------------------------------------------------------------------------------------------------------------------------
   Equity in net loss of Ericsson Raynet                             $      --       $      --       $      --        $      --
- ---------------------------------------------------------------------------------------------------------------------------------
   Income (loss) before income taxes, extraordinary item,
     and changes in accounting principles                            $   (86,261)    $    63,767     $   169,304      $   100,821
- ---------------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                 $  (111,398)    $    36,347     $   125,285      $    73,599
- ---------------------------------------------------------------------------------------------------------------------------------
SHARE DATA
- ---------------------------------------------------------------------------------------------------------------------------------
   Earnings (loss) per common share                                  $     (3.12)    $      1.04     $      3.69      $      2.25(d)
- ---------------------------------------------------------------------------------------------------------------------------------
   Cash dividends per common share                                   $      0.32     $      0.30     $      0.22      $      0.15(d)
- ---------------------------------------------------------------------------------------------------------------------------------
   Cash dividends per Series B share                                 $      --       $      0.01     $      0.03      $      0.02(d)
- ---------------------------------------------------------------------------------------------------------------------------------
   Weighted average number of shares outstanding                      35,708,523      34,928,935      33,979,365       32,738,442(d)
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
- ---------------------------------------------------------------------------------------------------------------------------------
   Total assets                                                      $ 1,270,834     $ 1,172,783     $ 1,148,975      $    926,920
- ----------------------------------------------------------------------------------------------------------------------------------
   Long-term debt                                                    $    31,087     $    29,029     $    35,458      $     22,377
- ----------------------------------------------------------------------------------------------------------------------------------
   Total debt                                                        $   212,954     $   130,294     $   129,246      $    132,409
- ----------------------------------------------------------------------------------------------------------------------------------
   Stockholders' equity                                              $   690,467     $   734,286     $   722,155      $    570,946
- ----------------------------------------------------------------------------------------------------------------------------------
   (Decrease) increase in debt net of cash                           $    98,633     $   (19,132)    $   (80,857)     $    (57,859)
- ----------------------------------------------------------------------------------------------------------------------------------
OTHER SIGNIFICANT MEASURES
- ----------------------------------------------------------------------------------------------------------------------------------
   Gross profit as a percent of revenues                                    49.6%           52.8%           54.3%             52.2%
- ----------------------------------------------------------------------------------------------------------------------------------
   Research and development expense as a percent of revenues                11.0%           11.1%            7.7%              7.3%
- ----------------------------------------------------------------------------------------------------------------------------------
   Selling, general, and administrative expense as a percent
     of revenues                                                            37.5%           36.7%           32.8%             33.2%
- ----------------------------------------------------------------------------------------------------------------------------------
   Net debt as a percent of stockholders' equity                            11.0%            (e)             (e)              13.5%
- ----------------------------------------------------------------------------------------------------------------------------------
   Number of employees                                                    11,065          11,451          10,909             9,899
- ----------------------------------------------------------------------------------------------------------------------------------
   Revenues per average number of employees                          $        99     $        97     $       105      $         95
- ----------------------------------------------------------------------------------------------------------------------------------
RAYNET CORPORATION(f)
- ----------------------------------------------------------------------------------------------------------------------------------
   Revenues                                                          $     7,625     $      2,960    $    25,160      $       --
- ----------------------------------------------------------------------------------------------------------------------------------
   Net (loss) income                                                 $   (64,484)    $    (54,307)   $     2,562      $       --
- ----------------------------------------------------------------------------------------------------------------------------------

(a) Raynet Corporation and subsidiaries' results are presented on the equity basis of accounting in 1995 and through December 31 in fiscal 1996 versus consolidated in prior years. Following the reorganization of Ericsson Raynet, effective January 1, 1996, Raychem's interest in the joint venture is accounted for on the cost basis.
(b) Restated to reflect reclassification of royalty and licensing income from "Other expense, net" to "Revenues."
(c)  Reflects reclassification of litigation settlement to "Other expense, net."
(d) Restated to reflect the three-for-one stock split effective on November 2, 1987.
(e)  Cash exceeded debt at June 30.
(f)  Raynet Corporation was incorporated in 1988.

                                                             EXHIBIT 13 APPENDIX

                            OMITTED GRAPHIC MATERIAL

The following graphic material, included in the original paper format, has been excluded from the electronic filing of the 1996 Annual Report (Exhibit 13 to this filing). This graph appears in the section entitled "Financial Review" of the 1996 Annual Report.

         "ONGOING" PRETAX INCOME (excludes Raynet and non-recurring items) A bar chart (in millions) depicting: $143 in 1994; $146 in 1995; and $230 in 1996.