Form 10-K405, Exhibit 13
period 1997-06-30
RAYCHEM CORP
filed 1997-09-23
CIK 82206

                                                                      EXHIBIT 13


FINANCIAL REVIEW

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

OVERVIEW

YEARS ENDED JUNE 30
(in millions, except per share data)                     1997       1996       1995
                                                       -------    -------    -------
Revenues                                               $ 1,765    $ 1,672    $ 1,531
                                                       -------    -------    -------
Core business "ongoing" pretax income(a)               $   263    $   230    $   146
  Unusual items:
   Provision for restructuring and divestitures            (53)       (44)       (24)
   Insurance settlement                                     --          7         --
   Gain on sale of assets                                   23          3          5
   Severance, plant consolidation, and other charges        (6)       (18)        (9)
                                                       -------    -------    -------
Core business pretax income                                227        178        118
(Benefit) provision for income taxes                       (26)        (2)        21
                                                       -------    -------    -------
Core business net income                                   253        180         97
Loss on reorganization/formation of Ericsson Raynet
  joint venture and other Raynet items                      --         (2)       (32)
Equity in net loss of Ericsson Raynet                       --        (30)       (86)
                                                       -------    -------    -------
Income (loss) before extraordinary item and
  change in accounting principle                           253        148        (21)
Extraordinary item                                          --         --         (6)
Change in accounting principle                              --         --         (2)
                                                       -------    -------    -------
Net income (loss)                                      $   253    $   148    $   (29)
                                                       =======    =======    =======
Earnings (loss) per share                              $  5.54    $  3.22    $ (0.67)
                                                       =======    =======    =======

-----------------
(a) Core business refers to the company, excluding Ericsson Raynet; "ongoing" refers to the core business, excluding unusual items.


The company reported record revenues, net income, and earnings per share in 1997. Revenues increased 6% to $1.8 billion in 1997 from $1.7 billion in 1996. Net income and earnings per share in 1997 were both up significantly from prior years.

Key components of the company's profitability are summarized in the table above. Raychem's core business "ongoing" pretax income was $263 million in 1997, up 14% from 1996, which was up 58% from 1995. As a percentage of core business revenues, "ongoing" pretax income was 15% in 1997 compared to 14% in 1996 and 10% in 1995.

                                [CHART OMITTED]


The increase in "ongoing" pretax income between 1996 and 1997 was driven by higher sales volume and greater operating efficiency, partially offset by adverse currency effects. During the second half of 1997, the U.S. dollar and the British pound appreciated significantly against most European currencies compared to their 1996 levels. These currency movements reduced "ongoing" pretax income by approximately $12 million in the second half of 1997. If exchange rates remain at June 30, 1997 levels, the company expects further downward pressure on profitability during the first half of fiscal 1998. The increase in "ongoing" pretax income between 1995 and 1996 was driven by higher sales volume and benefits of earlier restructuring actions.

Provisions for restructuring and divestitures are more fully described on page
11. The 1996 insurance settlement of $7 million related to insurance proceeds received in connection with a previously settled shareholder lawsuit. Gain on sale of assets included a gain of $23 million in 1997 from the sale of intellectual property; a gain of $3 million in 1996 from the sale of the company's shape memory metals components business; and a gain of $5 million in 1995 from the sale of the company's minority interest in Menlo Care, Inc.

Income taxes in 1997 were a net benefit of $26 million compared to a net benefit of $2 million in 1996 and a provision of $21 million in 1995. The income tax benefits in 1997 and 1996 arose from the company's reassessment of the valuation allowance related to its deferred tax assets. These reassessments of the valuation allowance were based on changes in the company's outlook for future U.S. taxable income. As a result of these reassessments the company recorded discrete tax benefits of $55 million in 1997 and $25 million in 1996. The provision for income taxes in 1995 resulted primarily from profitable non-U.S. operations.

Profitability for 1996 and 1995 was adversely impacted by losses related to Ericsson Raynet, a joint venture formed in 1995 with LM Ericsson. In 1995, Raychem incurred losses of $28 million upon formation of the joint venture, $4 million of other Raynet items, and $86 million of equity in net losses of the joint venture. Effective January 1, 1996, the joint venture agreement was amended to provide that Raychem would no longer share in the ongoing operating losses of the joint venture. Therefore, Raychem now accounts for the venture on the cost basis. In 1996, Raychem's equity in net losses of Ericsson Raynet through December 31, 1995, was $30 million and the company incurred $2 million of charges in connection with the reorganization of the joint venture.

The results for 1995 included an extraordinary loss of $6 million, or $0.15 per share, for the prepayment of debt. For details, see "Extraordinary Item--Loss Related to Early Retirement of Debt" in the notes to consolidated financial statements. In addition, the company adopted, effective July 1, 1994, Financial Accounting Standards Board (FASB) Statement No. 112, "Employers' Accounting for Postemployment Benefits." This statement changed the method of accounting for certain postemployment benefits from a cash basis to an accrual basis. The cumulative effect of this accounting change was a charge of $1 million, or $0.03 per share.

The following discussion of the results of operations is based on the company's core business, including the impact of the previously mentioned unusual items.

CORE BUSINESS OPERATIONS

REVENUES AND REVENUE GROWTH

Core business revenues were $1.8 billion in 1997, up 6% from 1996; revenues in 1996 were $1.7 billion, up 9% from $1.5 billion in 1995. If foreign exchange rates had remained constant in those years, the company's growth would have been 9% in 1997, and 8% in 1996. Reported revenues and growth were also impacted by price reductions in several product lines due to volume discounts and competitive pressures as shown in the table below.

YEARS ENDED JUNE 30
(percent change over prior year)                            1997         1996
                                                           ------       ------
Components of reported revenue growth:
  Growth in unit volumes, net of
  product mix changes                                          13%          12%
  Effect of price reductions(a)                                (4%)         (4%)
                                                               ---          ---
Constant currency revenue growth                                9%           8%
  Effect of exchange rate changes                              (3%)          1%
                                                               ---          ---
Total reported revenue growth                                   6%           9%
                                                               ===          ===

-----------------
(a) A management estimate based on year-over-year changes in revenues at constant volume and mix.

On a regional basis, revenues in 1997 compared to 1996 in constant currencies were up 22% in Asia, 8% in North America, and 5% in Europe, and declined slightly in Latin America. Within Europe, revenues in the Eastern European countries grew 47%, but were relatively flat in Western Europe. During the latter part of the fiscal year, some of the markets in Germany, the United Kingdom, and Italy began to strengthen, which helped to increase the Western European growth rate in the fourth quarter to 7% over the prior-year quarter.

Revenues in 1996 compared to 1995 in constant currencies were up 23% in Latin America, 14% in Asia, and 12% in North America. European revenues were flat compared to 1995, reflecting 34% growth in Eastern Europe offset by a slight decline in Western Europe.

GROSS PROFIT AND OPERATING EXPENSES

YEARS ENDED JUNE 30
(percent of revenues)                               1997       1996       1995
                                                   ------     ------     ------
Gross profit                                           50%        51%        50%
Selling, general, and administrative
  (SG&A) expense                                       28%        30%        32%
Research and development (R&D)
  expense                                               7%         7%         8%

Gross profit as a percent of revenues was 50% in 1997, compared to 51% in 1996, and 50% in 1995. The decline in gross profit margin from 1996 to 1997 was primarily due to adverse currency movements and a mix shift to newer product lines that currently have lower margins than the corporate average. The increase in gross profit margin between 1995 and 1996 was due principally to the benefits of past restructuring actions.

SG&A expense as a percent of revenues declined to 28% in 1997 from 30% in 1996 and 32% in 1995. SG&A expense included charges for severance and other costs of $6 million in 1997 and $12 million in 1996. The reduction in SG&A costs as a percent of revenues is largely the result of benefits from recent restructuring actions. R&D expense as a percent of revenues remained at 7% for 1997 and 1996, down from 8% in 1995.

BUSINESS SEGMENTS

During 1997, the company realigned its segment reporting to more closely reflect the company's management structure. The company's financial results are now reported as three business segments, described below, and the corporate group.

ELECTRONICS OEM COMPONENTS

This business segment serves original equipment manufacturers (OEMs) in transportation, defense, and a wide range of commercial electronics industries. It was previously reported as the electronics business segment.

YEARS ENDED JUNE 30
(dollars in million)                         1997          1996          1995
                                           --------      --------      --------
Revenues                                   $    758      $    671      $    611
Constant currency growth                         16%(a)        10%           13%

-------------------
(a) Includes TouchPanel Systems, a Japanese joint venture in the Elo TouchSystems Division previously accounted for under the equity method. On a comparable constant currency basis, segment growth was 12% in 1997.

1997 revenues for the electronics OEM components business segment were $758 million, up 16% in constant currencies over 1996. During 1997, the company combined the leadership of the Electronics, PolySwitch, and Elo TouchSystems divisions to strengthen the company's presence in growth markets and to lower operating costs. Revenues in the segment increased significantly over the prior year with solid performance across all markets. Sales of PolySwitch circuit protection devices were up 27% compared to 1996, reflecting an increase of 42% in unit volumes, partially offset by an 8% price reduction and a mix shift toward lower-priced devices. Sales of electronic interconnect products were up 14% in commercial markets and up slightly in defense markets. Elo TouchSystems' revenues, including TouchPanel Systems in both years, on a constant currency basis increased 19% in 1997 with strong sales of touchscreen products. Gross profit as a percent of revenues remained essentially unchanged, as a decrease in prices was offset by improved manufacturing efficiencies.

Revenues in 1996 were $671 million, up 10% in constant currencies from 1995. Electronic interconnect products sales were up sharply and accounted for the majority of the segment's growth. Sales of PolySwitch devices were up only 2% despite a 25% unit volume growth, as planned price reductions impacted revenue. Elo TouchSystems experienced strong growth in sales of its touchscreen products. Gross profit as a percent of revenues for the electronics OEM components business segment remained essentially unchanged.

TELECOMMUNICATIONS AND ENERGY NETWORKS

This business segment serves telephone operating companies, cable television providers, electric utilities, and industrial customers. It was previously reported as the Telecom Division, which was included in the telecommunications business segment, and as the Electrical Products Division, which was included in the industrial business segment.

YEARS ENDED JUNE 30
(dollars in millions)                       1997          1996          1995
                                          --------      --------      --------
Revenues                                  $    752      $    757      $    690
Constant currency growth                         2%            8%           (0%)

1997 revenues for the telecommunications and energy networks business segment were $752 million, up 2% on a constant currency basis. Strong sales growth of transmission electronics and fiber-optic products more than offset a 6% decline in sales of copper cable accessories. Sales of electrical products declined due to lower surge arrester sales, principally in Canada. Gross profit as a percent of revenues declined 1% compared to 1996, primarily reflecting a mix shift from copper closures to transmission electronics products that currently have lower margins.

Segment revenues were $757 million in 1996, up 8% in constant currencies from 1995. Sales of transmission electronics products in North America were up strongly from 1995 levels. Telecom products also had strong growth in Latin America, notably in Peru where the company won several large projects, while revenues actually declined in Europe. Sales of electrical products grew in all geographic regions. Prices generally declined in the segment's markets in 1996. In addition, the shift away from traditional copper closures put downward pressure on profit margins. Despite the price and margin impacts, gross profit as a percent of revenues increased slightly, reflecting benefits of current and prior-year restructuring actions.

COMMERCIAL AND INDUSTRIAL INFRASTRUCTURE

This business segment serves customers who build and maintain the world's commercial and industrial infrastructure, including industrial plants and pipelines, gas and water utilities, and commercial construction. It was previously reported as the Chemelex Division, which was included in the industrial business segment.

YEARS ENDED JUNE 30
(dollars in millions)                       1997          1996          1995
                                          --------      --------      --------
Revenues                                  $    255      $    244      $    230
Constant currency growth                         9%            4%           (1%)

1997 revenues for the commercial and industrial infrastructure business segment were $255 million, up 9% in constant currencies over 1996. Revenue growth was led by strong sales of heat-tracing products while sales of corrosion prevention products remained essentially flat. The segment experienced strong revenue growth in Europe and North America. Gross profit as a percent of revenues improved slightly over the prior year, reflecting benefits of earlier restructuring actions.

The segment's revenues for 1996 were $244 million, up 4% over 1995 on a constant currency basis, reflecting higher sales of heat-tracing products. Prices were lower in 1996, causing a decline in the segment's gross profits.

PROVISION FOR RESTRUCTURING AND DIVESTITURES

Over the past several years, the company has strengthened its core businesses and improved its results of operations through a series of initiatives. These actions were designed to streamline the company's operations, reduce operating costs, and position the company for profitable growth.

The company incurred a pretax restructuring charge of $53 million in the third quarter of 1997 to implement several streamlining programs and eliminate approximately 500 positions (the 1997 restructuring). The charge impacted the operating income of the business segments as follows: electronics OEM components--$12 million; telecommunications and energy networks--$29 million; commercial and industrial infrastructure--$3 million; and the corporate group--$9 million. A significant portion of the restructuring expenses was for consolidating the Telecom and Electrical Products divisions to achieve greater sales, manufacturing, and product development efficiencies in their cable accessories businesses. Additional one-time costs were incurred to consolidate the Electronics and PolySwitch divisions, to streamline the worldwide operations of the commercial and industrial infrastructure business segment and to restructure the R&D organization in the United Kingdom. Approximately $36 million of the 1997 restructuring charge is cash in nature and is expected to be funded through operating cash flow. The 1997 restructuring is expected to be substantially completed by the end of the next fiscal year.

The core business incurred a pretax restructuring charge of $44 million in the third quarter of 1996 as the company moved to simplify operations and reduce costs (the 1996 restructuring). The charge impacted operating income of the company's business segments as follows: electronics OEM components--$14 million; telecommunications and energy networks--$13 million; commercial and industrial infrastructure--$15 million; and the corporate group--$2 million. The restructuring charge included $38 million for employee severance costs and approximately 600 positions have been eliminated. The bulk of these actions affected Europe where the company's manufacturing and support operations in Belgium, France, and the United Kingdom have been reconfigured. In addition, a variety of other restructuring actions at both divisional and corporate levels took place throughout Raychem's worldwide organization. The 1996 restructuring was substantially completed by June 30, 1997. The charge, excluding $4 million in net asset writedowns, was cash in nature and funded through operating cash flow.

The core business incurred a pretax charge of $24 million in the first quarter of 1995 for the restructuring of the Telecom Division (the 1995 restructuring). The restructuring charge included $13 million for severance costs related to a net workforce reduction of 340 employees, resulting from the closure of the division's manufacturing operations in Germany and the restructuring of its North American activities. The remaining charge of $11 million related to plant consolidations and the shutdown of unprofitable product lines. The charge, excluding $8 million of asset writedowns, was cash in nature and was funded through operating cash flow. The 1995 restructuring was substantially completed by June 30, 1995.

The company expects each of the 1997 and 1996 restructuring charges to be recovered over an 18 to 24 month period. Each restructuring action is expected to result in an annual run-rate savings in the range of $35-$40 million. The 1995 restructuring actions resulted in approximately $24 million of annualized savings; approximately $10 million of these savings were realized in 1995, and the full amount was realized in 1996. Substantially all of these restructuring savings are cash related. See "Restructuring and Divestitures" in the notes to consolidated financial statements for further details on these restructuring actions.

OTHER (INCOME) EXPENSE, NET

Other (income) expense, net, consists primarily of net foreign exchange gains and losses, bank charges, gains and losses on the disposition of fixed assets and investments, and certain other nonoperating items. Other (income) expense, net, was net income of $14 million in 1997 and $3 million in 1996, and net expense of $4 million in 1995. The change from 1996 to 1997 was due principally to the $23 million pretax gain arising from the sale of a portfolio of patents and intellectual property to Medtronic, Inc. The change from 1995 to 1996 was due principally to the $7 million insurance settlement, the $3 million gain from the sale of the shape memory metals components business, and lower foreign exchange losses.

NEW ACCOUNTING STANDARDS

In February 1997, the FASB issued Statement No. 128, "Earnings Per Share" (FAS
128). The statement simplifies the standards for computing earnings per share
(EPS) previously found in Accounting Principles Board (APB) Opinion No. 15, "Earnings Per Share," and makes them comparable to international EPS standards. FAS 128 must be adopted for the second quarter of fiscal 1998. See "Earnings Per Share" in the notes to consolidated financial statements for further description and pro forma disclosures in accordance with FAS 128.

In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income" (FAS 130), and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131). For a description of these statements see "Summary of Significant Accounting Policies" in the notes to consolidated financial statements. The disclosures prescribed by FAS 130 must be made beginning with the first quarter of fiscal 1999. The disclosures prescribed by FAS 131 will first be adopted in the company's 1999 annual report.

LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

The company's financial position continues to be strong. At June 30, 1997, the company had $87 million in cash and cash equivalents and $567 million in unused credit facilities, of which $439 million are committed facilities. On July 16, 1997, the company filed a shelf registration with the Securities and Exchange Commission to enable it to issue up to $400 million in debt securities; this registration statement became effective on July 24, 1997. In connection with the shelf registration, the company received preliminary investment-grade ratings from the two principal credit rating agencies. The combination of cash and cash equivalents, available lines of credit, public debt issuance capabilities, and future cash flows from operations is expected to be sufficient to satisfy substantially all of the company's needs for anticipated capital expenditures, working capital, dividends and share repurchases, and for potential acquisitions.

The following table presents certain measures of liquidity and capital resources:

YEARS ENDED JUNE 30
(dollars in millions)                           1997        1996         1995
                                               ------      ------       ------
Debt net of cash                               $  137      $   79       $  175
Increase (decrease) in
  debt net of cash                             $   58      $  (96)      $  (22)
Debt net of cash as a percent
  of stockholders' equity                          16%          9%          23%
Days' sales outstanding (DSO)                      59          60           61
Days' sales in inventory (DSI)                     99         104          109

The $58 million increase in debt net of cash in 1997 was principally due to increased share repurchases. The $96 million decrease in debt net of cash in 1996 resulted primarily from improved profitability in the core business and reduced funding requirements for Raynet losses.

DSI improved in 1997 and 1996, reflecting ongoing efforts by the company to reduce the number of locations holding inventory and the levels of inventory being held. The company will continue to focus on further reducing DSI during the next year.

The table below summarizes the company's cash flows from operating, investing, and financing activities:

YEARS ENDED JUNE 30
(dollars in millions)                             1997        1996        1995
                                                 ------      ------      ------
Cash provided by (used in):
  Operating activities                           $  220      $  224      $  129
  Investing activities                              (60)       (101)       (112)
  Financing activities                             (294)        (11)         18
Effect of exchange rate changes on
  cash and cash equivalents                          (4)         (6)          5
                                                 ------      ------      ------
(Decrease) increase in cash and
  cash equivalents                               $ (138)     $  106      $   40
                                                 ======      ======      ======


OPERATING ACTIVITIES

Cash flows from operating activities in 1997 remained approximately level with 1996. Improvements in pretax profitability were offset by additional tax payments and increased levels of inventory and accounts receivable. The increase in cash flows from operating activities in 1996 from 1995 resulted primarily from improved profitability. Net cash payments for restructuring and divestitures were $24 million in 1997, $17 million in 1996, and $16 million in 1995. At June 30, 1997, $32 million of accrued severance liability remained, which is expected to be substantially paid in cash in 1998. Also, in 1997 and 1996, the company reported deferred tax benefits based on the likelihood of future realization of U.S. income. The majority of these tax benefits are expected to generate cash flow in the range of $40-$50 million per year from 1999 through 2001.

INVESTING ACTIVITIES

The company spent $60 million on investment activities in 1997, compared to $101 million in 1996 and $112 million in 1995. In 1997, the company received $25 million from the sale of intellectual property and $8 million from liquidations of other investments, and invested $10 million in Superconducting Core Technologies, Inc. In 1996, the company made a cash advance of $23 million to Ericsson Raynet. Also, in 1996, the company received $7 million in cash proceeds from the sale of its shape memory metal components business. In 1995, the company received $4 million in cash proceeds from the sale of its minority interest in Menlo Care, Inc. Capital expenditures were $90 million in 1997, $79 million in 1996, and $94 million in 1995. Capital expenditures are expected to increase moderately in 1998 as manufacturing capacity is added to support anticipated revenue growth.

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

BellSouth Enterprises Inc. (BSE) had financed a portion of the software development work at Raynet and held a royalty interest in the software-related revenues of Raynet. With the creation of the joint venture, this royalty payment was reconfigured. Raychem made the last of three annual $10 million payments to BSE in November 1996.

FINANCING ACTIVITIES

Cash outflows from financing activities were $294 million in 1997, up significantly from 1996 due to additional share repurchases and payments on long-term debt.

In 1997, the company repurchased 3.4 million shares of the company's Common Stock for $247 million. The company repurchased 1.5 million shares in 1996 for $95 million and 0.7 million shares in 1995 for $26 million. In July 1997, the board of directors authorized management to spend up to $300 million during any fiscal year, commencing with fiscal 1998, to repurchase the company's stock. The company's philosophy is to repurchase its common stock to offset the dilutive effects of the company's stock purchase and stock option plans.

In September 1996, the company entered into a new syndicated five-year revolving credit agreement for $400 million, replacing an existing $250 million revolving credit facility. Borrowings under the revolving credit agreement bear interest at variable spreads over LIBOR. The revolving credit agreement includes covenants that, among other things, specify a maximum leverage limit and a minimum fixed charge coverage ratio.

In April 1996, the company entered into a lease financing secured by the majority of its manufacturing equipment in the United States. The company has the option of terminating the transaction for a fixed amount in 10 years. The arrangement is accounted for as 10-year partially amortizing secured debt with interest that varies periodically with LIBOR. Cash proceeds from the financing were approximately $113 million and were used in roughly equal proportions for reduction of long-term debt and for other corporate purposes. The arrangement lowers the company's long-term borrowing costs.

Net interest expense was $5 million in 1997 compared to $10 million in 1996 and $13 million in 1995. The decrease in 1997 is principally due to lower average debt levels during the year and the prepayment of higher-cost long-term debt. The decrease in 1996 resulted from higher interest income on larger cash balances and lower interest costs due to the effect of declining interest rates on variable rate debt.

Proceeds from the issuance of Common Stock to employees participating in the company's employee stock purchase plan and stock option plans amounted to $62 million in 1997 down from $81 million in 1996, when a larger number of stock options were exercised.

The company's quarterly cash dividend has been paid consistently since the second quarter of 1978. In the third quarter of 1996, the quarterly dividend was increased 25% to $0.10 per share. During 1996, the company paid $16 million in dividends to its stockholders. Effective in the third quarter of 1997, the company increased the quarterly dividend an additional 40% to $0.14 per share. During 1997, the company paid $21 million in dividends to its stockholders. The company expects to continue to pay cash dividends in the foreseeable future.

MARKET RISK DISCUSSION
--------------------------------------------------------------------------------

The company's cash flow and earnings are subject to fluctuations due to exchange rate variation. The company attempts to limit its exposure to changing foreign currency exchange rates through both operational and financial market actions. The company manufactures its products in a number of locations around the world, and hence has a cost base that is well diversified over a number of European and Asian currencies as well as the U.S. dollar. This diverse base of local currency costs serves to partially counterbalance the earnings effect of potential changes in value of the company's local currency denominated revenues. Also, the company denominates its third-party export sales in the currency of the selling Raychem entity, whenever possible.

Short-term exposures to changing foreign currency exchange rates are managed by financial market transactions, principally through the purchase of forward foreign exchange contracts (with maturities of six months or less) to offset the earnings and cash flow impact of the non-functional currency denominated receivables and payables of the company's operating units. Forward foreign exchange contracts are denominated in the same currency as the receivable or payable being covered, and the term of the forward foreign exchange contract matches the term of the underlying receivable or payable. The company covers all known and measurable exposed receivables and payables denominated in currencies that have a liquid, cost-effective forward foreign exchange market. The receivables and payables being covered arise from trade and intercompany transactions of and among the company's operating units and intercompany loans between the company's operating units.

The company does not hedge its foreign currency exposure in a manner that would entirely eliminate the effects of changes in foreign exchange rates on the company's consolidated net income.

The company does not have significant exposure to changing interest rates because of the low levels of both marketable securities and debt on the company's balance sheet. The company does not undertake any specific actions to cover its exposure to interest rate risk and the company is not a party to any interest rate risk management transactions.

The company does not purchase or hold any derivative financial instruments for trading purposes.

INTEREST RATE SENSITIVITY

A 55 basis point move in interest rates (10% of the company's weighted average worldwide interest rate) affecting the company's floating financial instruments, including both debt obligations and investments, would have an immaterial effect on the company's pretax earnings over the next fiscal year. The 55 basis point move in interest rates would also have an immaterial effect on the fair value of the company's fixed rate financial instruments.

EXCHANGE RATE SENSITIVITY

The table below provides information about the company's derivative financial instruments and related balance sheet items by currency and presents such information in U.S. dollar equivalents. The table summarizes information on instruments and related underlying transactions that are sensitive to foreign currency exchange rates, including foreign currency forward exchange contracts and non-functional currency-denominated receivables and payables. The net amount that is exposed to changes in foreign currency rates is then subjected to a 10% change in the value of the foreign currency versus the U.S. dollar. The company has no material sensitivity to changes in foreign currency exchange rates on its net exposed derivative financial instrument position.

The following table presents the impact on the company's earnings of a 10% appreciation and 10% depreciation of the U.S. dollar against the indicated foreign currencies:

JUNE 30, 1997                  U.S.DOLLAR    NET UNDERLYING                              FOREIGN           FOREIGN
(dollars in millions)        VALUE OF NET           FOREIGN       NET EXPOSED      EXCHANGE GAIN     EXCHANGE LOSS
                                  FOREIGN          CURRENCY      LONG/(SHORT)           FROM 10%          FROM 10%
                                 EXCHANGE       TRANSACTION          CURRENCY    APPRECIATION OF   DEPRECIATION OF
CURRENCY                        CONTRACTS         EXPOSURES          POSITION        U.S. DOLLAR       U.S. DOLLAR
--------                     ------------    --------------      ------------    ---------------   ---------------
Belgian Franc                $        1.6      $        8.1      $       (6.6)      $        0.6      $       (0.7)
German Mark                           9.0               9.4               0.4                 --                --
French Franc                         13.3              11.1              (2.2)               0.2              (0.3)
British Pound                         1.7               1.2              (0.4)                --                --
Italian Lira                          9.4              10.2               0.8                 --                --
Japanese Yen                         35.4              34.6              (0.9)                --                --
Others                               41.6              39.0              (2.8)               0.3              (0.3)
                             ------------      ------------      ------------       ------------      ------------
Total                        $      112.0      $      113.6      $      (11.7)      $        1.1      $       (1.3)
                             ============      ============      ============       ============      ============

FORWARD-LOOKING STATEMENTS AND RISK FACTORS
--------------------------------------------------------------------------------

Statements made in this financial review or elsewhere in this annual report or other communications (including press releases and analyst calls) that are not statements of historical fact are forward-looking statements, including without limitation those relating to anticipated product and alliance plans, litigation matters, restructuring actions, expected tax position, currency effects, dividends, profitability, and other financial, economic, and growth-related commitments, targets, trends, or goals. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made, including those discussed below.

The company is in the process of implementing a number of complex restructuring actions. Implementation difficulties or market factors could reduce the estimated benefit of these actions, and timelines could be longer than anticipated. The company's revenues, operating results, and financial condition could also be adversely affected by its ability to effectively manage the transition to the new organizational structures and to outsource certain activities. There can be no assurance that the company will be successful in achieving its goals or that it will be able to do so without unintended adverse consequences.

The company has historically achieved part of its revenue growth by developing or acquiring new and innovative materials science technologies and products. The company remains committed to continued internal research and development efforts, although the company will continue to pursue the acquisition of new or compatible technologies and businesses as an important part of the company's growth strategy. In addition, the company has entered, and in the future may enter, into arrangements with other companies to expand product offerings and to enhance its own manufacturing capabilities. The success of the company's research and development efforts, acquisitions of new technologies and products, or arrangements with third parties, is not predictable and there can be no assurance that the company will be successful in realizing its objectives, or that realization may not take longer than anticipated, or that there will not be unintended adverse consequences from these actions.

Approximately two-thirds of the company's revenues result from sales outside the United States, a significant portion of which are denominated in foreign currencies. In addition, the company has several production facilities located outside the United States. The company's financial results therefore can be affected by changes in foreign currency rates. To mitigate these effects, the company hedges its transaction exposure (i.e. the effect on earnings and cash flows of changes in foreign exchange rates on receivables and payables denominated in foreign currencies). The company does not hedge its foreign currency exposure in a manner that would entirely eliminate the effects of changes in foreign exchange rates on the company's consolidated net income. Accordingly, the company's reported revenue and net income have been and in the future may be affected by changes in foreign exchange rates. See "Market Risk Discussion" above and "Financial Instruments" in the notes to consolidated financial statements for a description of the company's policies towards hedging foreign currency exposures.

In addition, because of the extensive nature of the company's foreign business activities, the company's financial results can also be adversely affected by changes in worldwide economic conditions, changes in trade policies or tariffs, changes in interest rates, and political unrest overseas.

As a result of the Ericsson Raynet reorganization, effective January 1, 1996, Raychem no longer shares in the ongoing operating losses of the joint venture. While there is the potential for some future charges related to warranty claims, the company believes that Ericsson Raynet's existing warranty reserves are adequate.

The income tax provision is determined by the company's level of profitability in each jurisdiction in which it is subject to tax. The geographic distribution and level of profitability are difficult to predict and may vary from forecasts, which could result in changes in estimates of the annual effective tax rate and could cause the estimated tax rate in interim quarters to vary from the actual annual effective tax rate for the year.

In addition, the company has a deferred tax asset valuation allowance that is primarily attributable to U.S. federal and state deferred tax assets. Realization of the deferred tax asset is dependent on the likelihood of generating sufficient future U.S. taxable income to utilize deductions and credits prior to their expiration. Management believes sufficient uncertainty exists regarding the realization of a portion of these deferred tax assets that a valuation allowance is required. The amount of the valuation allowance is periodically reassessed and may be adjusted depending on the company's outlook for future U.S. taxable income. During the latter half of the fiscal year, the company develops its strategic and annual business plans. These plans provide additional insight into the outlook for the company's future U.S. taxable income and, when combined with other factors (such as recent operating results), may serve as the basis for a future adjustment of the valuation allowance.

A portion of any future reduction in the valuation allowance would reduce the income tax provision. A significant portion of the remaining valuation allowance relates to deductions arising from the company's stock plans. Any reduction of the valuation allowance related to stock plan deductions would be reported as an increase to equity rather than as a reduction of the income tax provision. The company anticipates a fiscal 1998 tax rate in the mid-twenty percent range. The company does not expect to report a significant discrete tax benefit in fiscal 1998 or thereafter. Commencing in fiscal 1999, the company anticipates a normalized tax rate in the low- to mid-thirty percent range.

The company has manufacturing facilities in many countries and is subject to environmental regulations. These regulations, and any changes in them, can affect the company's manufacturing processes as well as the cost, availability, and use of raw materials. Although compliance with such environmental regulations has not had a material effect on capital expenditures or operating results in the past, there is no assurance that any such regulations, or changes in regulations, will not have a material adverse effect on future capital expenditures or operating results.

In the past, supplies of certain raw materials the company uses have become limited, and it is possible that this may occur again in the future. In addition, certain components purchased by the company are presently available from only one or a few sources of supply. In such cases, disruptions of established supply channels could result in increased prices, rationing, and shortages. In response, the company tries to identify alternative materials and technologies for such raw materials and components and to develop alternative sources of supply. In addition, from time to time, the company experiences other capacity constraints in its manufacturing operations. Disruptions in the supply of raw materials and components and other capacity constraints can adversely affect financial results.

From time to time, the company and/or its subsidiaries become involved in lawsuits arising from various types of commercial claims, including, but not limited to, product liability, unfair competition, antitrust, breach of contract, and intellectual property matters. Currently, the principal product liability litigation involves a variety of claims arising from the company's heat-tracing and freeze-protection products. The company sells its products in several markets where product liability issues could be material, for example, the aerospace and automotive markets. Litigation tends to be unpredictable and costly and may be affected by events outside the company's control. There is no assurance that litigation will not have an adverse effect on the company's future financial position or results of operations.

The company has a substantial investment in intellectual properties--consisting of patents, trademarks, copyrights, and trade secrets--and relies significantly on the protection these intellectual property rights provide. Accordingly, the company protects these rights and from time to time becomes involved in issues of infringement or theft by third parties and related counterclaims, including unfair competition or infringement claims, by such third parties. The company has been involved, as both a defendant and a plaintiff, in intellectual property lawsuits and could become involved in others in the future. Litigation can be unpredictable and costly. It is possible that an unfavorable outcome in a suit related to intellectual property could be material to the company's future financial position or results of operations.

The company maintains property, cargo, auto, product, general liability, and directors and officers liability insurance to protect itself against potential loss exposures. To the extent that losses occur, there could be an adverse effect on the company's financial results depending on the nature of the loss, and the type and level of insurance coverage maintained by the company. From time to time, the company may reevaluate and change the types and levels of insurance coverage that it purchases. There can be no assurance that insurance coverage will continue to be available to the company under all circumstances at commercially reasonable rates or, if available, will be adequate in amount.

A portion of the company's research and development activities, its corporate headquarters, and other critical business operations are located near major earthquake faults. The ultimate impact of a major earthquake on the company, significant suppliers, and the general infrastructure is unknown, but operating results could be materially affected. The company is predominantly not insured for losses and interruptions caused by earthquakes.

The company's products are sold in competition with other products or technologies. The company's competitors include some of the largest companies in the world, many of which have financial, technical and other resources substantially greater than the company's. Even when the company has strong intellectual property protection for its products, its products face competition from products based on other, sometimes lower-cost, technologies. In some of the company's markets, prices trend downward over time, requiring improvements in manufacturing and design to remain competitive. In addition, operating results are subject to fluctuations in demand and the seasonal activity of certain product lines. The company also sells certain of its products to customers in industries and countries that are experiencing periods of rapid change, which can adversely affect demand for the company's products. For example, the telecommunications industry is going through a period of rapid technological change, and customers in this industry may delay purchases of the company's products until technology issues are more clearly resolved. In addition, many electric power utilities in foreign countries are being privatized, which may affect the purchasing policies of these utility companies.

A shortfall in revenue could result from a number of other factors, including but not necessarily limited to overall economic conditions, lower than expected demand, or supply constraints. In addition, changes in the geographic or product mix of sales may impact gross profits. A substantial amount of the company's revenues are realized through orders and shipments booked within a quarter, and the backlog at the end of any quarter may not be predictive of the company's financial results for the following quarter. In addition, occurrences of any of the foregoing risks discussed in this section could have an impact on cash flow.

From time to time the company identifies (for itself, its divisions, and its strategic alliances) expectations, commitments, targets, trends, and goals related to various product, financial, economic, and operating matters, such as the company's growth, profitability, cash flow, capital spending, income statement and balance sheet items, tax position, share repurchases and cash dividends, currency movements, geographic trends, product plans, and alliances. These expectations, commitments, targets, trends and goals are not projections and there can be no assurance as to their accuracy. Whether these expectations, commitments, targets, trends, or goals will be fulfilled is subject to a variety of factors, including those listed above and those appearing in all documents filed with the Securities and Exchange Commission.

Because of the foregoing factors, in addition to other factors that affect the company's operating results and financial position, past financial performance or management's expectations should not be considered to be a reliable indicator of future performance. Investors should not use historical trends to anticipate results or trends in future periods. Further, the company's stock price is subject to volatility. Any of the factors discussed above could have an adverse impact on the company's stock price. In addition, failure of revenues or earnings in any quarter to meet the investment community's expectations, as well as broader market trends, can have an adverse impact on the company's stock price.

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

Raychem maintains a system of internal accounting controls designed to be cost-effective while providing reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and are properly recorded in the financial records. Internal control effectiveness is supported through written communication of policies and procedures, careful selection and training of personnel, quarterly financial reviews with divisions and major subsidiaries, and audits by a professional staff of internal auditors. The company's control environment is further enhanced through a formal Statement of Corporate Values, which sets standards of professionalism and integrity for employees worldwide.

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

[LOGO]
PRICE WATERHOUSE LLP

To the Board of Directors and Stockholders of Raychem Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, cash flows, and stockholders' equity present fairly, in all material respects, the financial position of Raychem Corporation and its subsidiaries at June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in the notes to consolidated financial statements, the company changed its method of accounting for postemployment benefits in 1995.

/s/ PRICE WATERHOUSE LLP

San Jose, California
July 16, 1997

CONSOLIDATED BALANCE SHEET

JUNE 30
(in thousands except share data)                                                1997              1996
                                                                            -----------       -----------
Assets
Current assets:
  Cash and cash equivalents                                                 $    86,583       $   224,115
  Accounts receivable, net of allowances for doubtful
    accounts of $8,797 and $10,033, respectively                                339,142           308,341
  Inventories:
    Raw materials                                                                82,008            86,562
    Work in process                                                              54,677            50,965
    Finished goods                                                              111,154            91,796
                                                                            -----------       -----------
  Total inventories                                                             247,839           229,323
  Prepaid taxes                                                                  42,998            50,312
  Other current assets                                                           89,541            95,765
                                                                            -----------       -----------
Total current assets                                                            806,103           907,856
                                                                            -----------       -----------
Property, plant, and equipment:
  Land                                                                           35,706            39,314
  Buildings                                                                     348,836           364,494
  Machinery and equipment                                                       689,528           657,951
  Leasehold improvements                                                         44,607            42,887
                                                                            -----------       -----------
Total property, plant, and equipment                                          1,118,677         1,104,646
  Less accumulated depreciation and amortization                                645,229           613,207
                                                                            -----------       -----------
Net property, plant, and equipment                                              473,448           491,439
                                                                            -----------       -----------
Deferred tax assets                                                             136,325            56,203
                                                                            -----------       -----------
Other assets                                                                     93,384            95,118
                                                                            -----------       -----------
Total assets                                                                $ 1,509,260       $ 1,550,616
                                                                            ===========       ===========
Liabilities and Stockholders' Equity

Current liabilities:
  Notes payable to banks                                                    $    54,063       $    35,011
  Accounts payable                                                               88,625            69,230
  Compensation and benefits                                                      87,735            86,735
  Other accrued liabilities                                                     102,861           112,437
  Income taxes                                                                   40,598            27,721
  Current maturities of long-term debt                                            5,752           119,618
                                                                            -----------       -----------
Total current liabilities                                                       379,634           450,752
                                                                            -----------       -----------
Long-term debt                                                                  164,004           148,352
                                                                            -----------       -----------
Deferred tax liabilities                                                         25,827            23,722
                                                                            -----------       -----------
Other long-term liabilities                                                      86,017            80,422
                                                                            -----------       -----------
Minority interests                                                                8,759             6,162
                                                                            -----------       -----------
Commitments and contingencies (See notes)
                                                                            -----------       -----------
Stockholders' equity:
  Preferred Stock, $1.00 par value
    Authorized: 15,000,000; Issued: none                                             --                --
  Common Stock, $1.00 par value
    Authorized: 72,150,000
    Issued: 45,044,515 and 44,890,881 shares, respectively                       45,045            44,891
  Additional contributed capital                                                413,208           408,866
  Retained earnings                                                             540,623           361,876
  Currency translation                                                           (9,336)           25,137
  Treasury Stock, at cost (2,082,423 and 115,753 shares, respectively)         (143,106)           (8,630)
  Other                                                                          (1,415)            9,066
                                                                            -----------       -----------
Total stockholders' equity                                                      845,019           841,206
                                                                            -----------       -----------
Total liabilities and stockholders' equity                                  $ 1,509,260       $ 1,550,616
                                                                            ===========       ===========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

YEARS ENDED JUNE 30
(in thousands except share data)                                   1997             1996             1995
                                                               ------------     ------------     ------------
Revenues                                                       $  1,764,706     $  1,671,561     $  1,530,573
Cost of goods sold                                                  880,928          815,352          758,566
Research and development expense                                    119,336          122,137          118,762
Selling, general, and administrative expense                        492,879          508,206          495,537
Provision for restructuring and divestitures                         52,812           43,571           23,900
Loss on reorganization/formation of Ericsson Raynet
  joint venture and other Raynet items                                   --            2,103           32,032
Equity in net losses of affiliated companies                             --           27,280           84,758
Interest expense, net                                                 4,651            9,631           13,046
Other (income) expense, net                                         (13,640)          (2,849)           4,242
                                                               ------------     ------------     ------------
Income (loss) before income taxes, extraordinary
  item, and change in accounting principle                          227,740          146,130             (270)
(Benefit) provision for income taxes                                (25,604)          (1,782)          21,178
                                                               ------------     ------------     ------------
Income (loss) before extraordinary item and
  change in accounting principle                                    253,344          147,912          (21,448)
Extraordinary item--loss related to early
  retirement of debt, net of $0 income taxes                             --               --           (6,318)
Cumulative effect of change in accounting
  principle, net of $0 income taxes                                      --               --           (1,477)
                                                               ------------     ------------     ------------
Net income (loss)                                              $    253,344     $    147,912     $    (29,243)
                                                               ============     ============     ============
Earnings (loss) per share before extraordinary
  item and change in accounting principle                      $       5.54     $       3.22     $      (0.49)
Earnings (loss) per share on extraordinary item                          --               --            (0.15)
Earnings (loss) per share on change in accounting principle              --               --            (0.03)
                                                               ------------     ------------     ------------
Earnings (loss) per share                                      $       5.54     $       3.22     $      (0.67)
                                                               ============     ============     ============
Average number of shares outstanding                             45,724,198       45,908,894       43,538,028
                                                               ============     ============     ============


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED JUNE 30
(in thousands)                                                      1997           1996           1995
                                                                 ----------     ----------     ----------
Cash flows from operating activities:
  Net income (loss)                                              $  253,344     $  147,912     $  (29,243)
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
    Provisions for restructuring and divestitures,
      net of payments                                                28,510         26,992          7,620
    Loss on reorganization/formation of
      Ericsson Raynet joint venture                                      --          2,103         14,517
    Equity in net losses of affiliated companies                         --         27,280         84,758
    Extraordinary loss related to early retirement of debt               --             --         (1.043)
    Change in accounting principle                                       --             --          1,477
    Gain on sale of intellectual property                           (23,601)            --             --
    Depreciation and amortization                                    78,557         79,427         74,798
    Deferred income tax (benefit) provision                         (81,114)       (45,353)         3,465
    Other                                                             2,574            108         (1,558)
    Changes in certain assets and liabilities, net of effects
      from restructuring and divestitures, joint venture
      reorganization/formation, extraordinary item, and
      change in accounting principle:
      Accounts receivable                                           (38,574)       (18,375)       (12,911)
      Inventories                                                   (24,686)        (9,380)        (1,107)
      Accounts payable and accrued liabilities                       47,133          7,761         (1,166)
      Income taxes                                                    9,840         12,537        (14,822)
      Other assets and liabilities                                  (31,572)        (6,564)         4,479
                                                                 ----------     ----------     ----------
    Net cash provided by operating activities                       220,411        224,448        129,264
                                                                 ----------     ----------     ----------
Cash flows from investing activities:
  Investment in property, plant, and equipment                      (90,485)       (78,589)       (94,041)
  Disposition of property, plant, and equipment                       6,934          3,973          6,342
  Proceeds from sale of specified Raynet assets                          --             --         40,000
  Advances to affiliated companies                                   (2,500)       (33,001)       (63,427)
  Cost of acquisitions, net of cash acquired                             --             --         (3,930)
  Proceeds from sale of investments and other                        33,538          7,443          4,387
  Purchase of investments                                            (7,652)        (1,075)        (1,000)
                                                                 ----------     ----------     ----------
    Net cash used in investing activities                           (60,165)      (101,249)      (111,669)
                                                                 ----------     ----------     ----------
Cash flows from financing activities:
  Net proceeds from short-term debt                                  11,023          7,618          5,031
  Proceeds from long-term debt                                       39,090        119,277        225,498
  Payments of long-term debt                                       (138,479)      (108,802)      (213,100)
  Common Stock repurchased                                         (246,964)       (95,184)       (26,139)
  Common Stock issued under employee
    benefit plans                                                    61,999         81,378         39,877
  Proceeds from repayments of stockholder
    notes receivable                                                    383            428            320
  Cash dividends                                                    (21,379)       (16,038)       (13,950)
                                                                 ----------     ----------     ----------
  Net cash (used in) provided by financing activities              (294,327)       (11,323)        17,537
                                                                 ----------     ----------     ----------
  Effect of exchange rate changes on cash
    and cash equivalents                                             (3,451)        (5,828)         4,845
                                                                 ----------     ----------     ----------
  (Decrease) increase in cash and cash equivalents                 (137,532)       106,048         39,977
  Cash and cash equivalents at beginning of year                    224,115        118,067         78,090
                                                                 ----------     ----------     ----------
  Cash and cash equivalents at end of year                       $   86,583     $  224,115     $  118,067
                                                                 ==========     ==========     ==========
  Supplemental Disclosures
  Cash paid for:
    Interest (net of amounts capitalized)                        $   16,116     $   20,312     $   25,710
    Income taxes (net of refunds)                                    47,413         29,436         25,623


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                     ADDITIONAL
                                                          COMMON    CONTRIBUTED       RETAINED        CURRENCY
(in thousands except share data)                           STOCK        CAPITAL       EARNINGS     TRANSLATION
                                                     -----------    -----------    -----------     -----------
Balance June 30, 1994                                $    43,006    $   354,660    $   319,905     $    16,077
                                                     -----------    -----------    -----------     -----------
Net loss                                                      --             --        (29,243)             --
Common Stock issued (891,490 shares)                         891         25,467             --              --
Cash dividends ($0.32  per share
  of Common Stock)                                            --             --        (13,950)             --
Currency translation                                          --             --             --          45,869
Treasury Stock purchased (700,000 shares),
  net of issuances (473,360 shares)                           --             --         (4,055)             --
Additions to notes receivable from sale of stock              --             --             --              --
Repayments of notes receivable from sale of stock             --             --             --              --
                                                     -----------    -----------    -----------     -----------
Balance June 30, 1995                                     43,897        380,127        272,657          61,946
                                                     -----------    -----------    -----------     -----------
Net income                                                    --             --        147,912              --
Common Stock issued (993,606 shares)                         994         28,739             --              --
Cash dividends ($0.36  per share
  of Common Stock)                                            --             --        (16,038)             --
Currency translation                                          --             --             --         (36,809)
Treasury Stock purchased (1,500,000 shares),
  net of issuances (1,610,887 shares)                         --             --        (42,655)             --
Unrealized gain on available-for-sale
  marketable securities                                       --             --             --              --
Additions to notes receivable from sale of stock              --             --             --              --
Repayments of notes receivable from sale of stock             --             --             --              --
                                                     -----------    -----------    -----------     -----------
Balance June 30, 1996                                     44,891        408,866        361,876          25,137
                                                     -----------    -----------    -----------     -----------
Net income                                                    --             --        253,344              --
Common Stock issued (153,634 shares)                         154          4,342             --              --
Cash dividends ($0.48  per share of
  Common Stock)                                               --             --        (21,379)             --
Currency translation                                          --             --             --         (34,473)
Treasury Stock purchased (3,400,000 shares),
  net of issuances (1,433,330 shares)                         --             --        (53,218)             --
Unrealized loss on available-for-sale
  marketable securities                                       --             --             --              --
Additions to notes receivable from sale of stock              --             --             --              --
Repayments of notes receivable from sale of stock             --             --             --              --
Deferred compensation--restricted stock                       --             --             --              --
                                                     -----------    -----------    -----------     -----------
Balance June 30, 1997                                $    45,045    $   413,208    $   540,623     $    (9,336)
                                                     ===========    ===========    ===========     ===========

                                                        TREASURY
(in thousands except share data)                           STOCK           OTHER           TOTAL
                                                     -----------     -----------     -----------
Balance June 30, 1994                                $        --     $      (724)    $   732,924
                                                     -----------     -----------     -----------
Net loss                                                      --              --         (29,243)
Common Stock issued (891,490 shares)                          --              --          26,358
Cash dividends ($0.32  per share
  of Common Stock)                                            --              --         (13,950)
Currency translation                                          --              --          45,869
Treasury Stock purchased (700,000 shares),
  net of issuances (473,360 shares)                       (8,330)             --         (12,385)
Additions to notes receivable from sale of stock              --            (235)           (235)
Repayments of notes receivable from sale of stock             --             320             320
                                                     -----------     -----------     -----------
Balance June 30, 1995                                     (8,330)           (639)        749,658
                                                     -----------     -----------     -----------
Net income                                                    --              --         147,912
Common Stock issued (993,606 shares)                          --              --          29,733
Cash dividends ($0.36  per share
  of Common Stock)                                            --              --         (16,038)
Currency translation                                          --              --         (36,809)
Treasury Stock purchased (1,500,000 shares),
  net of issuances (1,610,887 shares)                       (300)             --         (42,955)
Unrealized gain on available-for-sale
  marketable securities                                       --           9,861           9,861
Additions to notes receivable from sale of stock              --            (586)           (586)
Repayments of notes receivable from sale of stock             --             430             430
                                                     -----------     -----------     -----------
Balance June 30, 1996                                     (8,630)          9,066         841,206
                                                     -----------     -----------     -----------
Net income                                                    --              --         253,344
Common Stock issued (153,634 shares)                          --              --           4,496
Cash dividends ($0.48  per share of
  Common Stock)                                               --              --         (21,379)
Currency translation                                          --              --         (34,473)
Treasury Stock purchased (3,400,000 shares),
  net of issuances (1,433,330 shares)                   (134,476)             --        (187,694)
Unrealized loss on available-for-sale
  marketable securities                                       --          (9,097)         (9,097)
Additions to notes receivable from sale of stock              --          (1,011)         (1,011)
Repayments of notes receivable from sale of stock             --             384             384
Deferred compensation--restricted stock                       --            (757)           (757)
                                                     -----------     -----------     -----------
Balance June 30, 1997                                $  (143,106)    $    (1,415)    $   845,019
                                                     ===========     ===========     ===========

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of all wholly owned and majority owned subsidiaries and entities of which the company has control. Investments in entities of which the company owns between 20% and 50% and entities on which the company has the ability to exercise significant influence, but not control, are accounted for under the equity method. Other investments are accounted for using the cost method. All significant intercompany accounts and transactions are eliminated.

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

   Buildings and improvements    10--45 years
   Machinery and equipment       3--10 years
   Leasehold improvements        Term of lease or life of asset

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

REVENUE RECOGNITION

Revenue from product sales is recognized when the earnings process is complete. This generally occurs at the time product is shipped. Other revenues are principally from licensing and royalty arrangements and are recognized according to the terms of the specific agreements.

ENVIRONMENTAL COSTS

Environmental liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated.

INCOME TAXES

Deferred income taxes result primarily from temporary differences between financial and tax reporting. Deferred tax assets and liabilities are determined based on the difference between the financial statement bases and tax bases of assets and liabilities using enacted tax rates. A valuation allowance is recorded to reduce deferred tax assets to that portion that is likely to be realized based on expectations of future profitability.

EARNINGS (LOSS) PER SHARE

Primary earnings per share is computed by dividing net income by the weighted average number of shares outstanding after giving effect to stock options considered to be dilutive common stock equivalents. Shares outstanding includes issued shares less shares held in treasury. In the case that fully diluted earnings per share is materially different from primary earnings per share, fully diluted earnings per share is calculated by dividing net income by the sum of the weighted average number of shares outstanding, dilutive stock options, and shares issuable under the company's Employee Stock Purchase Plan at the end of the period. Common stock equivalents would be excluded from both the primary and fully diluted calculations if a net loss was incurred for the period as they would be anti-dilutive.

TREASURY STOCK

In December 1994, the board of directors authorized the repurchase, at management's discretion, of up to 1.5 million shares of the company's stock during any one fiscal year. In April 1996, the board of directors increased this authorization to repurchase up to 2.0 million shares of the company's stock during any one fiscal year, effective July 1, 1996. In April 1997, the board of directors further increased this authorization to repurchase up to 3.0 million shares of the company's stock during any rolling 12-month period commencing on or after April 16, 1997. In July 1997, the board of directors modified its share repurchase authorization. Commencing with fiscal 1998, management is permitted, at its discretion, to repurchase up to $300 million of the company's stock during any fiscal year. Shares repurchased under the board of directors' authorization are used to offset the dilution caused by the company's employee stock purchase and stock option plans. The company's repurchases of shares of Common Stock are recorded as "Treasury Stock" and result in a reduction of "Stockholders' equity." When treasury shares are reissued, the company uses a first-in, first-out method and the excess of repurchase cost over reissuance price is treated as a reduction of "Retained earnings."

NEW ACCOUNTING STANDARDS

In the first quarter of 1997, the company adopted the Financial Accounting Standards Board (FASB) Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (FAS 121). The statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The statement also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell, except for assets that are covered by Accounting Principles Board (APB) Opinion No. 30. There was no impact on the company's results of operations or financial condition upon adoption of Statement No. 121.

In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123). This statement encourages, but does not require, companies to recognize compensation expense for grants of stock options, and other equity instruments based on a fair-value method of accounting.

Companies that do not adopt the new expense recognition rules of FAS 123 will continue to apply the existing accounting rules contained in APB Opinion No. 25, "Accounting for Stock Issued to Employees," and are required to provide pro forma disclosures of the compensation expense determined under the fair-value provisions of FAS 123. APB Opinion No. 25 does not require recognition of compensation expense for most of the stock-based compensation arrangements by the company, namely employee stock purchase plans and option grants where the exercise price is equal to the market price at the date of grant. The company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25. See "Stock" in the notes to consolidated financial statements for pro forma disclosures in accordance with FAS 123.

In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income" (FAS 130). FAS 130 establishes standards for reporting and display of comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income as defined includes all changes in equity (net assets) during a period from nonowner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gain/loss on available-for-sale securities. The disclosures prescribed by FAS 130 must be made beginning with the first quarter of fiscal 1999.

In June 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131). This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The company is in the process of reassessing current business segment reporting to determine if changes in reporting will be required in adopting this new standard. The disclosures prescribed by FAS 131 will first be adopted in the company's 1999 annual report.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.


FINANCIAL PRESENTATION

Certain prior-year amounts have been reclassified to conform with the 1997 financial statement presentation.

FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

Currently, the company is not a party to any interest rate risk management transactions. The company does not hold any derivative financial instruments for trading purposes. The company has written policies that place all foreign currency forward transactions under the direction of corporate treasury and restrict all derivative transactions to those intended for hedging purposes.

The company operates in more than 85 countries worldwide, with approximately two-thirds of its revenues occurring outside the United States. The company attempts to limit its exposure to changing foreign currency exchange rates through both operational and financial market actions. The company manufactures its products in a number of locations around the world, and hence has a cost base that is well diversified over a number of European and Asian currencies as well as the U.S. dollar. This diverse base of local currency costs serves to partially counterbalance the income effect of potential changes in the value of the company's local currency denominated revenues. Also, the company denominates its third-party export sales in the currency of the selling Raychem entity, whenever possible.

FORWARD FOREIGN EXCHANGE CONTRACTS

Short-term exposures to changing foreign currency exchange rates are managed by financial market transactions, principally through the purchase of forward foreign exchange contracts (with maturities of six months or less) to offset the earnings and cash flow impact of the non-functional currency denominated receivables and payables of the company's operating units. Forward foreign exchange contracts are denominated in the same currency as the receivable or payable being covered, and the term of the forward foreign exchange contract matches the term of the underlying receivable or payable. Forward foreign exchange contracts are revalued monthly at balance sheet foreign exchange translation rates and the resultant realized and unrealized gains and losses are included in "Other (income) expense, net." The company is subject to credit risk exposure from nonperformance by the counterparties to these transactions, typically large international financial institutions.

Net gains and losses from forward foreign exchange contracts used to cover receivables and payables totaled a $3 million loss, a $5 million gain, and a $4 million gain for the years ended June 30, 1997, 1996, and 1995, respectively. The company incurred total net foreign exchange losses of $2 million, $1 million, and $4 million for 1997, 1996, and 1995, respectively. The net amount of foreign exchange exposure covered was $112 million and $163 million at June 30, 1997 and 1996, respectively. The company covers exposures that arise from trade and intercompany receivables and payables, and intercompany loans in non-functional currencies. These exposures are primarily in Japanese yen (32% of net contract value), French francs (12%), Italian lire (8%), and German marks (8%).

The company does not cover non-functional currency translation and transaction exposures in countries whose currencies do not have a liquid, cost-effective forward market available for hedging. Such exposures at June 30, 1997, included $6 million in net intercompany payables in non-functional currencies and $5 million of net monetary assets in foreign countries with the U.S. dollar as functional currency.

The company has periodically entered into forward foreign exchange contracts to hedge a portion of its equity in foreign subsidiaries. The gains and losses on these contracts were included in "Currency translation" as a component of "Stockholders' equity." There were no such hedges of foreign equity outstanding at June 30, 1997 and 1996.

CONCENTRATION OF CREDIT RISK

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

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the company's customer base and their dispersion across many different industries and countries. Credit risk to certain countries is further limited through the use of irrevocable letters of credit and bank guarantees. As of June 30, 1997 and 1996, the company had no significant concentrations of credit risk.

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

The fair value of long-term debt is estimated using discounted cash flow analysis, based on the incremental borrowing rates currently available to the company for loans with similar terms and maturities. The estimated fair value of forward foreign exchange contracts is primarily based on quoted market prices of comparable contracts.

                                                                1997                              1996
JUNE 30                                             ----------------------------      ----------------------------
ASSET (LIABILITY)                                     CARRYING          FAIR           CARRYING           FAIR
(in thousands)                                         AMOUNT           VALUE           AMOUNT            VALUE
                                                    -----------      -----------      -----------      -----------
Long-term debt, including current maturities,
  and accrued interest of $2,998 and
  $1,056 in 1997 and 1996, respectively             $  (172,754)     $  (173,477)     $  (269,026)     $  (269,212)
Forward foreign exchange contracts included in:
  Other current assets                                      694              694              594              594
  Other accrued liabilities                                (463)            (463)            (494)            (494)


MARKETABLE SECURITIES
--------------------------------------------------------------------------------

Marketable securities are classified as available for sale and carried at fair value as determined by quoted market prices. The aggregate fair value of the marketable securities held at June 30, 1997 and 1996, was $6 million and $12 million, respectively. Gross unrealized holding gains were $1 million and $10 million as of June 30, 1997 and 1996, respectively, and are included as a separate component of "Stockholders' equity."

RETIREMENT BENEFITS
--------------------------------------------------------------------------------

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

On July 1, 1997, the company amended its U.S. defined benefit pension plan by converting it from a career-average-pay plan to a final-pay plan. The amendment generated an unrecognized prior service cost of $7.3 million.

On July 1, 1997, the company amended its 401(k) pension plan. The company's contribution to this plan is based upon the amount of the employees' contribution to the plan. The estimated cost of this plan in fiscal 1998 is approximately $3 million.

On January 1, 1996, the U.S. defined benefit pension plan was amended to update the years used to calculate past service benefits. The amendment generated an unrecognized prior service cost of $5.8 million.

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

The assumptions used to measure the projected benefit obligation and to compute the expected long-term return on assets for the company's defined benefit pension plans are as follows:

                                                 1997             1996             1995
                                              ----------       ----------       ----------
U.S. plans:
  Discount rate                                     7.75%            7.75%            7.75%
  Average increase in compensation levels           4.75%            4.75%            4.75%
  Expected long-term return on assets                9.0%             8.5%             8.5%
                                              ----------       ----------       ----------
Non-U.S. plans:
  Discount rates                                4.5--9.0%        5.5--9.0%        5.5--9.3%
  Average increase in compensation levels       4.0--6.3%        4.0--6.9%        3.0--6.9%
  Expected long-term return on assets           7.0--9.5%        7.5--9.5%       7.5--10.0%
                                              ----------       ----------       ----------

Net periodic pension cost includes the following components:

                                                                U.S. PLANS                              NON-U.S. PLANS
YEARS ENDED JUNE 30                               --------------------------------------    --------------------------------------
(in thousands)                                       1997          1996          1995          1997          1996          1995
                                                  ----------    ----------    ----------    ----------    ----------    ----------
Service cost--benefits earned during the period   $    6,632    $    6,319    $    6,105    $    8,244    $    9,151    $    9,584
Interest cost on projected benefit obligation          9,902         9,206         9,009        13,451        14,113        13,161
Actual (return) loss on plan assets                  (24,910)      (23,936)      (16,342)      (21,168)      (24,706)       (3,969)
Net amortization and deferral                         15,411        18,367         9,820         6,059        12,805        (6,241)
                                                  ----------    ----------    ----------    ----------    ----------    ----------
Net periodic pension cost                         $    7,035    $    9,956    $    8,592    $    6,586    $   11,363    $   12,535
                                                  ==========    ==========    ==========    ==========    ==========    ==========

The following table sets forth the funded status of the plans:

                                            ASSETS EXCEED ACCUMULATED BENEFITS
                                   ----------------------------------------------------
                                           U.S. PLANS               NON-U.S. PLANS
JUNE 30                            ------------------------    ------------------------
(in thousands)                        1997          1996          1997          1996
                                   ----------    ----------    ----------    ----------
Actuarial present value of
  benefit obligations:
Vested benefit obligation          $ (123,894)   $ (115,852)   $  (85,116)   $  (64,461)
                                   ----------    ----------    ----------    ----------
Accumulated benefit obligation     $ (128,143)   $ (118,120)   $  (87,489)   $  (65,434)
                                   ----------    ----------    ----------    ----------
Projected benefit obligation       $ (130,991)   $ (126,976)   $ (137,305)   $ (116,374)
Plan assets at fair value             131,737       122,169       172,430       142,693
                                   ----------    ----------    ----------    ----------
Plan assets more (less) than
  projected benefit obligation            746        (4,807)       35,125        26,319
Unrecognized net (gain) loss           (4,246)       10,312       (32,223)      (27,326)
Unrecognized net transition
  (asset)liability                         --          (127)       (6,423)       (6,967)
Unrecognized prior service cost        16,241        10,599         2,622         2,728
Adjustment required to recognize
  additional minimum liability             --            --            --            --
                                   ----------    ----------    ----------    ----------
Prepaid (accrued) pension cost     $   12,741    $   15,977    $     (899)   $   (5,246)
                                   ==========    ==========    ==========    ==========

                                            ACCUMULATED BENEFITS EXCEED ASSETS
                                   ----------------------------------------------------
                                           U.S. PLANS               NON-U.S. PLANS
JUNE 30                            ------------------------    ------------------------
(in thousands)                        1997          1996          1997          1996
                                   ----------    ----------    ----------    ----------
Actuarial present value of
  benefit obligations:
Vested benefit obligation          $   (3,293)   $   (3,107)   $  (44,266)   $  (42,288)
                                   ----------    ----------    ----------    ----------
Accumulated benefit obligation     $   (3,376)   $   (3,107)   $  (45,816)   $  (44,038)
                                   ----------    ----------    ----------    ----------
Projected benefit obligation       $   (5,543)   $   (6,641)   $  (51,664)   $  (51,387)
Plan assets at fair value                  --            --            --            --
                                   ----------    ----------    ----------    ----------
Plan assets more (less) than
  projected benefit obligation         (5,543)       (6,641)      (51,664)      (51,387)
Unrecognized net (gain) loss           (1,567)         (504)       (3,043)       (5,931)
Unrecognized net transition
  (asset)liability                        584           614          (335)         (444)
Unrecognized prior service cost         5,502         6,237            --            --
Adjustment required to recognize
  additional minimum liability         (2,520)       (2,813)           --            --
                                   ----------    ----------    ----------    ----------
Prepaid (accrued) pension cost     $   (3,544)   $   (3,107)   $  (55,042)   $  (57,762)
                                   ==========    ==========    ==========    ==========

OTHER POSTRETIREMENT BENEFITS
--------------------------------------------------------------------------------

The company provides postretirement health care benefits to U.S. employees who qualify for the company's defined benefit pension plan and retire on or after age 55, until the employees reach age 65. Such benefits are limited to allowing retirees to continue their participation in the company's group medical plan. Eligible retirees pay monthly premiums, thus reducing the cost to the company.

The cost of providing medical and dental benefits to early retirees was $0.4 million, comprised of a service cost of $0.2 million and interest cost of $0.2 million, in each of 1997, 1996, and 1995.

The assumed discount rate used to measure the accumulated postretirement benefit obligation was 7.75% at June 30, 1997 and 1996. The assumed health care cost trend rate for 1997 is 8.0%, declining to an ultimate rate in 2001 of 6%. A one percentage point increase in the assumed health care cost trend rate for each future year increases annual net periodic postretirement benefit cost and the accumulated postretirement benefit obligation as of June 30, 1997, by $0.1 million and $0.3 million, respectively.


The following table sets forth components of the accumulated postretirement benefit obligation:

JUNE 30
(in thousands)                                               1997         1996
                                                           --------     --------
Accumulated postretirement benefit
  obligation attributable to:
   Retirees                                                $    740     $    803
   Fully eligible employees                                     634          689
   Other active employees                                     1,530        1,614
                                                           --------     --------
Accumulated postretirement benefit
  obligation                                                  2,904        3,106
Unrecognized net gain                                           770          399
                                                           --------     --------
Accrued postretirement benefit
  obligation                                               $  3,674     $  3,505
                                                           ========     ========

DEBT STRUCTURE
--------------------------------------------------------------------------------

Long-term debt consists of the following:

JUNE 30
(in thousands)                                                                      1997          1996
                                                                                 ----------    ----------
2.90% to 9.66% notes payable to banks and other debt requiring payments
  in varying amounts through 2017                                                $   53,764    $   35,325
Secured debt requiring varying semi-annual payments from January 1997 through December 2006. The interest rate fluctuates semi-annually
  and was 5.51% at June 30, 1997                                                    115,992       114,645
Syndicated term loan requiring varying quarterly payments beginning
  December 1996. The interest rate fluctuates periodically and was 5.86%
  at June 30, 1996                                                                       --       118,000
                                                                                 ----------    ----------
Total long-term debt                                                                169,756       267,970
Less current maturities                                                               5,752       119,618
                                                                                 ----------    ----------
Long-term portion                                                                $  164,004    $  148,352
                                                                                 ==========    ==========

In September 1996, the company entered into a new syndicated five-year revolving credit agreement providing for borrowings of up to $400 million, replacing an existing $250 million revolving credit facility. Borrowings under the revolving credit agreement bear interest at variable spreads over LIBOR. The revolving credit agreement includes covenants that, among other things, specify a maximum leverage limit and a minimum fixed charge coverage ratio.

In April 1996, the company entered into a lease financing covering the majority of its manufacturing equipment in the United States. The arrangement is accounted for as 10-year partially amortizing secured debt with interest that varies periodically with LIBOR. The proceeds of approximately $113 million were used in roughly equal portions for prepayment of a portion of the outstanding term loan and for other corporate purposes.

On September 29, 1994, the company entered into syndicated loan agreements providing for a five-year partially amortizing loan of $225 million, and a renewable 364-day revolving credit facility of $200 million. Interest on the term loan and revolving credit facility was at variable spreads over LIBOR. Proceeds from the term loan were drawn on November 1, 1994, and used for retirement of the company's 9.55% privately placed senior notes and for general corporate purposes. The prepayment of the privately placed senior notes resulted in an extraordinary loss of $6 million (see note "Extraordinary Item--Loss Related to Early Retirement of Debt"). The revolving credit facility replaced existing committed credit facilities.

The syndicated loan agreements included covenants that, among other things, specified a minimum net worth requirement, a maximum leverage limit, a minimum fixed charge coverage ratio, and limits on further advances to fund Raynet operations. On September 28, 1995, the company amended its syndicated loan agreements. The revolving credit facility was increased to $250 million and extended to a term of four years. Variable pricing terms for both the term loan and revolving credit facility were improved, and certain restrictive covenants were relaxed.

In May 1996, a portion of the lease financing proceeds was used to prepay $57 million of the outstanding term loan principal. Additional term loan prepayments of $50 million each were made in both June and July 1996, and the remaining balance was prepaid in August 1996.

Long-term debt maturing during the five years subsequent to June 30, 1997, is as follows: 1998--$6 million; 1999--$44 million; 2000--$6 million; 2001--$6 million; 2002--$13 million; and thereafter--$95 million. Assets pledged as security for long-term debt totaled $45 million at June 30, 1997.

On July 16, 1997, the company filed a shelf registration with the Securities and Exchange Commission to enable it to issue up to $400 million in debt securities; this registration statement became effective on July 24, 1997.

In addition to short-term borrowings, lines of credit are used for letters of credit, bank guarantees, and other purposes. The company had no significant compensating balance requirements or capital lease obligations at June 30, 1997.

Information regarding short-term debt is as follows:

JUNE 30
(dollars in thousands)                                  1997            1996
                                                     ----------      ----------
Total lines of credit                                $  631,373      $  484,702
Available unused credit lines                        $  567,382      $  433,197
                                                     ----------      ----------
Worldwide weighted average
  interest rate                                             5.5%            9.8%
                                                     ----------      ----------

STOCK
--------------------------------------------------------------------------------

EMPLOYEE STOCK PURCHASE PLANS

The company's employee stock purchase plans provide that eligible employees may contribute up to 15% of their base earnings toward the quarterly purchase of the company's Common Stock. The employees' purchase price is derived from a formula based on the fair market value of the Common Stock. No compensation expense is recorded in connection with the plans. Shares issued under the plans were 461,000 in 1997; 767,000 in 1996; and 905,000 in 1995. At June 30, 1997, a total of 3,974 of the 7,676 eligible employees were participants in the plans.

On November 9, 1994, the stockholders approved an amendment to the employee stock purchase plans to increase the aggregate number of shares issuable under the plans by 700,000. Also, on each of November 1, 1995, and November 1, 1996, the stockholders approved plan amendments to increase issuable shares by 1,000,000. The total number of shares reserved for future issuance under the plans was 1,505,000 at June 30, 1997.

STOCK OPTION AND INCENTIVE PLANS

The company has various stock option and management incentive plans for selected employees, officers, directors, and consultants. The plans provide for awards in the form of stock options, restricted stock, and performance shares. As of June 30, 1997, only stock options and restricted stock had been awarded under the plans. Options to purchase Common Stock have been granted at no less than fair market value on the date of grant. Substantially all of these options have a 10-year term and vest over a four-year period.

On November 1, 1995, and November 1, 1996, the stockholders approved amendments to the 1990 Incentive Plan to increase the aggregate number of shares issuable under the plan by 1,250,000 and 2,800,000 respectively. Also, on November 1, 1996, the stockholders approved an amendment to the 1990 Incentive Plan to increase the limit on shares that may be granted to any one individual in any one year to 500,000 and to include performance shares within that limit.

During 1997, 17,200 shares of restricted stock were awarded under the 1990 Incentive Plan. Of these shares 1,000 shares were forfeited and the balance of 16,200 shares remains outstanding at June 30, 1997. The difference between par value and fair market value on the date the restricted stock was awarded will be amortized over the 3-year restriction period as compensation expense. Approximately $0.3 million of compensation expense was recognized during 1997 related to restricted stock. During 1996, 37,500 shares of restricted stock were issued under the 1990 Incentive Plan resulting in compensation expense totaling $1.65 million as the restrictions lapsed during the year.

At June 30, 1997, 889 optionees held options for the purchase of Common Stock with expiration dates occurring between August 1, 1997 and June 30, 2007, with an average exercise price of $49 a share.

The following table summarizes the company's option activity during the years ending June 30, 1997, 1996, and 1995:


                                                1997                          1996                          1995
                                     --------------------------     -------------------------     -------------------------
                                                       WEIGHTED                      WEIGHTED                      WEIGHTED
                                                        AVERAGE                       AVERAGE                       AVERAGE
OPTION SHARES, JUNE 30                                 EXERCISE                      EXERCISE                      EXERCISE
(in thousands except exercise price)     SHARES           PRICE         SHARES          PRICE         SHARES          PRICE
                                     ----------      ----------     ----------     ----------     ----------     ----------
Outstanding at beginning of year          4,815      $    39.38          5,588     $    33.74          5,211     $    32.81
Granted                                   1,015      $    77.56          1,443     $    50.54          1,051     $    35.56
Exercised                                (1,144)     $    35.14         (1,909)    $    31.48           (466)    $    25.80
Canceled                                   (211)     $    49.79           (307)    $    38.98           (208)    $    37.51
                                     ----------      ----------     ----------     ----------     ----------     ----------
Outstanding at end of year                4,475      $    48.59          4,815     $    39.38          5,588     $    33.74
                                     ==========      ==========     ==========     ==========     ==========     ==========
Exercisable at end of year                2,085      $    36.56          2,295     $    33.87          3,256     $    32.53
                                     ==========      ==========     ==========     ==========     ==========     ==========

The weighted average fair market value of options granted in 1997 was $32.08, approximately 41% of the average exercise price of $77.56. The weighted average fair market value of options granted in 1996 was $21.33, approximately 42% of the average exercise price of $50.54. The fair market value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996, respectively: risk free interest rate of 6.30% and 6.01%; dividend yield of 0.54% and 0.67%; volatility of 29.9% and 32.07%; and expected life of 6 years in both years.

The following table summarizes information on outstanding and exercisable stock options as of June 30, 1997:

                                   OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                     -----------------------------------------------     ------------------------
                                       WEIGHTED AVERAGE     WEIGHTED                     WEIGHTED
                           NUMBER            REMAINING       AVERAGE           NUMBER     AVERAGE
       RANGE OF       OUTSTANDING     CONTRACTUAL LIFE      EXERCISE      EXERCISABLE    EXERCISE
EXERCISE PRICES     (IN THOUSANDS)              (YEARS)        PRICE    (IN THOUSANDS)      PRICE
---------------      ------------     ----------------      --------     ------------    --------
$  5.03--$10.66                22                 5.98       $  8.62               22     $  8.62
$ 16.50--$25.00               159                 3.43       $ 24.45              159     $ 24.45
$ 26.75--$34.50               519                 4.62       $ 30.51              518     $ 30.51
$ 35.00--$47.38             2,590                 6.90       $ 41.03            1,332     $ 39.42
$ 62.63--$86.00             1,185                 9.29       $ 77.03               54     $ 72.44
---------------      ------------     ----------------      --------     ------------    --------
$  5.03--$86.00             4,475                 7.14       $ 48.59            2,085     $ 36.56
===============      ============     ================      ========     ============    ========

The company has elected to continue to follow APB Opinion No. 25 for accounting for its employee stock options and stock purchase plans. Fair values of the options and employee stock purchase plan shares were calculated using the methodology prescribed by FAS 123.

The pro forma effects of using these fair values are presented below:

YEARS ENDED JUNE 30
(in thousands except per share data)                     1997            1996
                                                     -----------     -----------
Net income - as reported                             $   253,344     $   147,912
Net income - pro forma                               $   237,616     $   139,641
Earnings per share - as reported                     $      5.54     $      3.22
Earnings per share - pro forma                       $      5.38     $      3.04

EARNINGS PER SHARE
--------------------------------------------------------------------------------

In February 1997, the FASB issued Statement No. 128, "Earnings Per Share"
(FAS 128). The statement simplifies the standards for computing earnings per share (EPS) previously found in APB Opinion No. 15, "Earnings Per Share," and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the financial statements for all entities with complex capital structures. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of shares outstanding for the period. Diluted EPS is computed similarly to fully diluted EPS under APB Opinion No. 15. FAS 128 must be adopted for the second quarter of fiscal 1998. The following table represents pro forma disclosures of basic and diluted earnings per share in accordance with FAS 128 assuming the standard was applied during all periods presented below:

EARNINGS (LOSS) PER SHARE--PRO FORMA                                       BASIC                           DILUTED
                                                              ------------------------------    ------------------------------
YEARS ENDED JUNE 30                                             1997       1996       1995        1997       1996       1995
-------------------                                           --------   --------   --------    --------   --------   --------
Earnings (loss) per share before extraordinary item and
  change in accounting principle                              $   5.70   $   3.33   $  (0.49)   $   5.54   $   3.22   $  (0.49)
Earnings (loss)per share on extraordinary item                      --         --      (0.15)         --         --      (0.15)
Earnings (loss) per share on change in accounting principle         --         --      (0.03)         --         --      (0.03)
                                                              --------   --------   --------    --------   --------   --------
Earnings (loss) per share                                     $   5.70   $   3.33   $  (0.67)   $   5.54   $   3.22   $  (0.67)
                                                              ========   ========   ========    ========   ========   ========

The company has reported earnings per share data in accordance with APB Opinion No. 15 as follows:

EARNINGS (LOSS) PER SHARE--AS REPORTED                                      PRIMARY
                                                              ------------------------------------
YEARS ENDED JUNE 30                                              1997         1996         1995
-------------------                                           ----------   ----------   ----------
Earnings (loss) per share before extraordinary item and
  change in accounting principle                              $     5.54   $     3.22   $    (0.49)
Earnings (loss) per share on extraordinary item                       --           --        (0.15)
Earnings (loss) per share on change in accounting principle           --           --        (0.03)
                                                              ----------   ----------   ----------
Earnings (loss) per share                                     $     5.54   $     3.22   $    (0.67)
                                                              ==========   ==========   ==========

RESTRUCTURING AND DIVESTITURES
--------------------------------------------------------------------------------

Over the past several years, the company has strengthened its core businesses and improved its results of operations through a series of initiatives. These actions were designed to streamline the company's operations, reduce operating costs, and position the company for profitable growth.

The company incurred a pretax restructuring charge of $53 million in the third quarter of 1997 to implement several streamlining programs and eliminate approximately 500 positions (the 1997 restructuring). A significant portion of the restructuring expenses was for consolidating the Telecom and Electrical Products divisions to achieve greater sales, manufacturing, and product development efficiencies in their cable accessories businesses. Additional one-time costs were incurred to consolidate the Electronics and PolySwitch divisions, to streamline the worldwide operations of the commercial and industrial infrastructure business segment, and to restructure the R&D organization in the United Kingdom. Approximately $36 million of the 1997 restructuring charge is cash in nature and is expected to be funded through operating cash flow. The 1997 restructuring is expected to be substantially completed by the end of the next fiscal year. The remaining $17 million represents asset writedowns of inventory, facilities, and machinery and equipment related to discontinued products and consolidation of manufacturing and distribution activities. As a result of the 1997 restructuring, approximately 170 employees have separated from the company as of June 30, 1997.

The core business incurred a pretax restructuring charge of $44 million in the third quarter of 1996 as the company moved to simplify operations and reduce costs (the 1996 restructuring). The bulk of these actions affected Europe where the company's manufacturing and support operations in Belgium, France, and the United Kingdom have been reconfigured. In addition, a variety of other restructuring actions at both divisional and corporate levels took place throughout Raychem's worldwide organization. The charge, excluding $4 million in net asset writedowns, was cash in nature, substantially paid in 1997, and funded through operating cash flow. Approximately 700 positions were to be eliminated, some portion of which might be replaced elsewhere. As of June 30, 1997, approximately 600 employees have separated from the company as a result of the 1996 restructuring.

The core business incurred a pretax charge of $24 million in the first quarter of 1995 for the restructuring of the Telecom Division. The restructuring charge included $13 million for severance costs related to net workforce reduction of

340 employees, resulting from the closure of the division's manufacturing operations in Germany and the restructuring of its North American activities. The remaining charge of $11 million related to plant consolidations and the shutdown of unprofitable product lines. The charge, excluding $8 million of asset writedowns, was cash in nature and was funded through operating cash flow. The 1995 restructuring was substantially completed by June 30, 1995.

The following table sets forth components of the company's "Provision for restructuring and divestitures" for the years ended June 30, 1997, 1996, and 1995:

PROVISION FOR RESTRUCTURING AND DIVESTITURES
YEARS ENDED JUNE 30                        EMPLOYEE        ASSET
(in thousands)                                COSTS   WRITEDOWNS        LEASES        OTHER        TOTAL
-------------------                        --------   ----------      --------     --------     --------
1997
  Employee severance and related costs     $ 35,533     $     --      $     --     $     --     $ 35,533
  Discontinued products                          --        4,806            --           --        4,806
  Machinery and equipment writedowns             --        5,075            --           --        5,075
  Vacated buildings                              --        6,798           600           --        7,398
                                           --------     --------      --------     --------     --------
Total 1997                                 $ 35,533     $ 16,679      $    600     $     --     $ 52,812
                                           ========     ========      ========     ========     ========
1996
  Employee severance                       $ 37,907     $     --      $     --     $     --     $ 37,907
  Assets to be sold                              --        5,887            --           --        5,887
  Discontinued product inventory                 --          250            --           --          250
  Vacated buildings                              --           --           821           --          821
  Other                                          --           --            --          615          615
  Adjustment to prior year reserves              --       (2,470)           --          561       (1,909)
                                           --------     --------      --------     --------     --------
Total 1996                                 $ 37,907     $  3,667      $    821     $  1,176     $ 43,571
                                           ========     ========      ========     ========     ========
1995
  Employee severance                       $ 13,200     $     --      $     --     $     --     $ 13,200
  Assets to be sold                              --        5,680            --        1,000        6,680
  Discontinued product inventory                 --        2,600            --           --        2,600
  Vacated buildings                              --           --           620           --          620
  Other                                          --           --            --          800          800
                                           --------     --------      --------     --------     --------
Total 1995                                 $ 13,200     $  8,280      $    620     $  1,800     $ 23,900
                                           ========     ========      ========     ========     ========


The following table sets forth the company's restructuring reserves as of June 30, 1995, 1996, and 1997:

RESTRUCTURING RESERVES                             EMPLOYEE         ASSET
(in thousands)                                        COSTS    WRITEDOWNS        LEASES        OTHER         TOTAL
----------------------                             --------    ----------      --------     --------      --------
Balance June 30, 1994                              $  1,338      $    852      $     30     $    452      $  2,672
                                                   --------      --------      --------     --------      --------
  Provision for restructuring and divestitures       13,200         8,280           620        1,800        23,900
  Adjustment to reserves                              1,300        (1,300)           --           --            --
  Cash payments                                     (13,676)           --          (650)      (1,237)      (15,563)
  Non-cash items                                         --        (7,832)           --           --        (7,832)
                                                   --------      --------      --------     --------      --------
Balance June 30, 1995                              $  2,162      $     --      $     --     $  1,015      $  3,177
                                                   --------      --------      --------     --------      --------
  Provision for restructuring and divestitures       37,907         3,667           821        1,176        43,571
  Adjustment to reserves                                 (9)           --            75          (66)           --
  Cash payments                                     (15,442)           --           (30)      (1,425)      (16,897)
  Non-cash items                                       (885)       (2,621)          (39)          --        (3,545)
                                                   --------      --------      --------     --------      --------
Balance June 30, 1996                              $ 23,733      $  1,046      $    827     $    700      $ 26,306
                                                   --------      --------      --------     --------      --------
  Provision for restructuring and divestitures       35,533        16,679           600           --        52,812
  Adjustment to reserves                                 --          (246)          (21)         267            --
  Cash payments                                     (23,432)           --          (372)        (498)      (24,302)
  Non-cash items                                     (3,815)      (15,643)         (363)        (164)      (19,985)
                                                   --------      --------      --------     --------      --------
Balance June 30, 1997                              $ 32,019      $  1,836      $    671     $    305      $ 34,831
                                                   ========      ========      ========     ========      ========

ERICSSON RAYNET
--------------------------------------------------------------------------------

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

BellSouth Enterprises Inc. (BSE) had financed a portion of the software development work at Raynet and held a royalty interest in the software related revenues of Raynet. The royalty was based on a variable rate subject to meeting certain annual royalty payment levels. With the creation of the joint venture, this royalty payment was reconfigured. Raychem paid BSE $10 million in each of November 1994, 1995, and 1996. Raychem agreed to make other royalty payments to BSE contingent upon the revenues and earnings performance of the joint venture.

The company's loss resulting from these transactions, a pretax charge of $28 million, was included in the line item "Loss on reorganization/formation of Ericsson Raynet joint venture and other Raynet items" in 1995. For purposes of recording its loss, the company discounted its obligations to BSE to their present value as of November 16, 1994, using a 7.97% discount rate.

AMENDMENT TO ERICSSON RAYNET JOINT VENTURE

During the third quarter of fiscal 1996, Raychem and Ericsson amended their joint venture agreement. Raychem's equity in net loss of $30 million for the year ended June 30, 1996, represents its share of Ericsson Raynet losses through December 31, 1995. Effective January 1, 1996, Raychem no longer shares in ongoing operating losses of the joint venture (other than potential warranty claims if they are in excess of reserves that have been previously established). Through December 31, 2000, Raychem may receive a modest income allocation from the venture. BSE is entitled to receive a portion of any income or distributions that Raychem receives. The reorganization of Ericsson Raynet resulted in a $2 million pretax charge that was included in the line item "Loss on reorganization/formation of Ericsson Raynet joint venture and other Raynet items" in 1996.

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

INTEREST
--------------------------------------------------------------------------------

Interest expense, net, consisted of the following components:

YEARS ENDED JUNE 30
(in thousands)                                1997           1996           1995
                                           -------        -------        -------
Interest expense incurred                  $12,455        $19,216        $20,434
Interest expense capitalized                  (393)          (660)          (724)
Interest income                             (7,411)        (8,925)        (6,664)
                                           -------        -------        -------
Interest expense, net                      $ 4,651        $ 9,631        $13,046
                                           =======        =======        =======

SALE OF ASSETS
--------------------------------------------------------------------------------

In the first quarter of 1997, the company recorded a $23 million pretax gain arising from the sale of intellectual property relating to the use of nickel titanium for medical applications to Medtronic, Inc. for $25 million. In the fourth quarter of 1996, the company sold its shape memory metals components business to Memry Corporation resulting in a pretax gain of $3 million. In the fourth quarter of 1995, Johnson & Johnson acquired, in a tax-free reorganization, all of the outstanding common stock of Menlo Care, Inc., a company in which Raychem held a minority interest. This transaction resulted in a pretax gain of $5 million. These gains were included in "Other (income) expense, net."

As proceeds from the Menlo Care transaction, the company received cash and shares of Johnson & Johnson common stock valued on the closing date at approximately $6 million. These shares were subsequently sold in 1996, and resulted in a $1 million gain which was included in "Other (income) expense, net."


EXTRAORDINARY ITEM--LOSS RELATED TO EARLY RETIREMENT OF DEBT
--------------------------------------------------------------------------------

On November 1, 1994, the company prepaid the holders of its 9.55% privately placed senior notes. Accordingly, the company recorded an extraordinary loss of $6 million related to the early retirement of debt. The extraordinary loss comprised a $7 million prepayment penalty and deferred debt issuance costs, net of a $1 million deferred gain resulting from the termination of a related interest rate swap agreement. There was no tax benefit recognized for the extraordinary item because it increased U.S. losses.


INCOME TAXES
--------------------------------------------------------------------------------

Income (loss) before income taxes, extraordinary item, and change in accounting principle consisted of the following components:

YEARS ENDED JUNE 30
(in thousands)                                             1997        1996      1995
                                                         --------   --------   ---------
U.S. operations, including Puerto Rico                   $ 95,692   $ 57,203   $(89,868)
Non-U.S. operations                                       132,048     88,927     89,598
                                                         --------   --------   --------
Income (loss) before income taxes, extraordinary item,
  and change in accounting principle                     $227,740   $146,130   $   (270)
                                                         ========   ========   ========



The (benefit) provision for income taxes included:

YEARS ENDED JUNE 30
(in thousands)                                          1997        1996        1995
                                                      --------    --------    ---------
Current provision for income taxes:
  U.S. federal, including Puerto Rico                 $  3,476    $  5,383    $    547
  U.S. state and local                                   4,994       2,990         510
  Non-U.S                                               50,448      35,198      16,656
                                                      ---------   ---------   --------
Total current provision for income taxes                58,918      43,571      17,713
                                                      ---------   ---------   --------
Deferred (benefit) provision for income taxes:
  U.S. federal, including Puerto Rico                  (67,835)    (39,789)        (12)
  U.S. state and local                                  (9,205)     (5,243)         --
  Non-U.S                                               (7,482)       (321)      3,477
                                                      ---------   ---------   --------
Total deferred (benefit) provision for income taxes    (84,522)    (45,353)      3,465
                                                      ---------   ---------   --------
(Benefit) provision for income taxes                  $(25,604)   $ (1,782)   $ 21,178
                                                      =========   =========   ========


The company has provided for U.S. federal income taxes and foreign withholding taxes on the portion of the undistributed earnings of non-U.S. subsidiaries expected to be remitted. Undistributed earnings intended to be reinvested indefinitely in foreign subsidiaries were approximately $309 million at June 30, 1997. If these earnings were distributed, foreign withholding taxes would be imposed; however, foreign tax credits would become available to substantially reduce any resulting U.S. income tax liability.

Income from operations in certain countries is subject to reduced tax rates as a result of satisfying certain commitments regarding employment and capital investment. The exemption grants for these operations will expire at various dates through 2010. The income tax benefits related to the tax status of these operations are estimated to be $3 million for 1997, $4 million for 1996, and $3 million for 1995.

The company's (benefit) provision for income taxes differed from the amount computed by applying the statutory U.S. federal income tax rate to income (loss) before income taxes, extraordinary item, and change in accounting principle as follows:

YEARS ENDED JUNE 30
(in thousands)                                                                 1997       1996        1995
                                                                             --------   --------    --------
(Benefit) provision for income taxes determined by applying U.S. statutory rate to income (loss) before income taxes, extraordinary item, and
  change in accounting principle                                             $ 79,709    $ 51,146   $    (95)
(Benefit) provision for income taxes related to deferred deductions, net operating losses, foreign tax credits, minimum tax credits, and changes
  in valuation allowance, net                                                (106,754)    (51,140)     32,994
Tax rate differences                                                           (2,394)     (6,809)    (11,722)
State and local taxes, net of federal income tax benefits                       3,251       1,635         338
Adjustment of prior years' taxes                                                1,570       1,056         230
Other items, net                                                                 (986)      2,330        (567)
                                                                             ---------   ---------   ---------
(Benefit) provision for income taxes                                         $(25,604)   $ (1,782)   $ 21,178)
                                                                             =========   =========   =========


Future expirations of U.S. federal credit carryforwards, if not utilized, are as follows: 1998--$0.5 million; 1999--$2.3 million; 2000--$2.0 million; 2001--$0.5 million; 2002--$0.3 million; 2003--$2.0 million; 2004--$6.8 million; 2005--$4.3 million; 2006--$4.3 million; and $8.0 million with no expiration.

U.S. federal tax return examinations have been completed for years through 1993. The company believes adequate provisions for income tax have been recorded for all years.

Deferred tax assets (liabilities) comprised the following:

JUNE 30
(in thousands)                                                               1997         1996
                                                                           ---------    ---------
Assets:
  Difference between book and tax bases of assets                          $  64,938    $  54,401
  Compensation and benefits accrual                                            7,927        6,205
  Retirement benefits                                                          4,600        4,307
  Asset reserves                                                              11,693       10,558
  Restructuring and divestitures accruals                                     21,344       10,802
  Capitalization of research and experimental costs, net of amortization     121,925      157,381
  Difference between book and tax bases of investments                        14,011       14,477
  Net operating loss carryforwards                                             1,535        7,660
  General business credits                                                    26,005       30,406
  Minimum tax credit                                                           4,902        5,332
  Other                                                                       15,555       12,821
                                                                           ---------    ---------
Gross deferred tax assets                                                    294,435      314,350
Less: valuation allowance                                                   (104,132)    (213,271)
                                                                           ---------    ---------
Net deferred tax assets before tax liabilities                               190,303      101,079
                                                                           ---------    ---------
Liabilities:
  Difference between book and tax bases of assets                            (32,473)     (34,445)
  Compensation and benefits accrual                                           (2,310)      (1,602)
  Retirement benefits                                                        (14,873)      (6,161)
  Other                                                                      (12,227)     (20,628)
                                                                           ---------    ---------
Gross deferred tax (liabilities)                                             (61,883)     (62,836)
                                                                           ---------    ---------
Net deferred tax assets, net of tax liabilities                            $ 128,420    $  38,243
                                                                           =========    =========

Balance sheet classification of the net deferred tax assets is as  follows:

JUNE 30
(in thousands)                                                               1997         1996
                                                                           ---------    ---------
Current assets                                                             $  20,187    $  11,000
Noncurrent assets                                                            136,325       56,203
Current liabilities                                                           (2,265)      (5,238)
Noncurrent liabilities                                                       (25,827)     (23,722)
                                                                           ---------    ---------
Net deferred tax assets                                                    $ 128,420    $  38,243
                                                                           =========    =========

The deferred tax asset valuation allowance is primarily attributed to U.S. federal and state deferred tax assets. Management believes sufficient uncertainty exists regarding the realizability of a portion of these assets that a valuation allowance is required. The decrease in the valuation allowance of $109 million in 1997 and $80 million in 1996 was due primarily to a reassessment of the company's likelihood of realizing its net deferred tax assets in the future. Approximately $49 million of the valuation allowance at June 30, 1997, relates to tax benefits arising from stock plans, which will be reported as an increase to additional paid-in-capital when the final portion of the valuation allowance related to the U.S. deferred tax asset is eliminated.

WORLDWIDE OPERATIONS
--------------------------------------------------------------------------

                                                        UNITED                               REST OF                CONSOLIDATED
(in thousands)                                          STATES       EUROPE      ASIA        WORLD    CONSOLIDATION     TOTAL
--------------------------------------------------------------------------------------------------------------------------------
Revenues from unaffiliated customers(a)        1997 $   661,208  $   694,722 $   269,228 $   139,548     $   --    $ 1,764,706

                                               1996     612,435      684,661     220,586     153,879         --      1,671,561

                                               1995     539,518      653,221     198,845     138,989         --      1,530,573
--------------------------------------------------------------------------------------------------------------------------------
Revenues between geographic areas(b)           1997     282,545      148,156      18,207       1,392     (450,300)        --

                                               1996     243,120      130,581      11,677       1,485     (386,863)        --

                                               1995     220,267      117,188      13,729         138     (351,322)        --
--------------------------------------------------------------------------------------------------------------------------------
Total revenues                                 1997     943,753      842,878     287,435     140,940     (450,300)   1,764,706

                                               1996     855,555      815,242     232,263     155,364     (386,863)   1,671,561

                                               1995     759,785      770,409     212,574     139,127     (351,322)   1,530,573
--------------------------------------------------------------------------------------------------------------------------------
Operating income before provision for          1997      99,671      139,441      15,595      16,855         --        271,562
  restructuring and divestitures, and loss
  on reorganization/formation of Ericsson      1996      91,964      115,825       9,627       8,450         --        225,866
  Raynet joint venture and other Raynet
  items                                        1995      43,664      103,926       4,809       5,309         --        157,708
--------------------------------------------------------------------------------------------------------------------------------
Operating income including provision for       1997      74,626      112,845      14,552      16,727         --        218,750
  restructuring and divestitures, and
  loss on reorganization/formation of          1996      79,836       83,961       9,138       7,257         --        180,192
  Ericsson Raynet joint venture and other
  Raynet items                                 1995       6,532       85,126       4,809       5,309         --        101,776
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes,             1997      95,692      106,441      11,249      14,358         --        227,740
  extraordinary item, and change in
  accounting principle                         1996      57,203       55,186      21,534      12,207         --        146,130

                                               1995     (89,868)      60,983      18,583      10,032         --           (270)
--------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                            1997     439,772      392,707     154,699      52,919         --      1,040,097

                                               1996     380,349      427,527     128,067      57,907         --        993,850

                                               1995     335,609      487,079     150,511      60,492         --      1,033,691
--------------------------------------------------------------------------------------------------------------------------------
Corporate assets                               1997     319,844       89,899      38,723      20,697         --        469,163

                                               1996     373,846      124,590      33,447      24,883         --        556,766

                                               1995     186,911      177,809      40,445      15,889         --        421,054
--------------------------------------------------------------------------------------------------------------------------------
Total assets                                   1997     759,616      482,606     193,422      73,616         --      1,509,260

                                               1996     754,195      552,117     161,514      82,790         --      1,550,616

                                               1995     522,520      664,888     190,956      76,381         --      1,454,745
--------------------------------------------------------------------------------------------------------------------------------


------------

(a) Revenues from unaffiliated customers in each geographic area reflect only shipments originating locally and exclude direct exports from other geographic areas.

(b) Revenues between geographic areas are recorded on the basis of arm's-length prices established by the company.

BUSINESS SEGMENTS
-------------------------------------------------------------------------------

During 1997, the company realigned its segment reporting to more closely reflect the company's management structure. The company's financial results are now reported as three business segments, described below, and the corporate group.

ELECTRONICS OEM COMPONENTS

This business segment serves original equipment manufacturers (OEMs) in transportation, defense, and a wide range of commercial electronics industries. It was previously reported as the electronics business segment.

TELECOMMUNICATIONS AND ENERGY NETWORKS

This business segment serves telephone operating companies, cable television providers, electric utilities, and industrial customers. It was previously reported as the Telecom Division, which was included in the telecommunications business segment, and as the Electrical Products Division, which was included in the industrial business segment.

COMMERCIAL AND INDUSTRIAL INFRASTRUCTURE

This business segment serves customers who build and maintain the world's commercial and industrial infrastructure, including industrial plants and pipelines, gas and water utilities, and commercial construction industries. It was previously reported as the Chemelex Division, which was included in the industrial business segment.


Certain amounts previously reported as corporate group costs, notably certain legal and patent and information technology costs, are now being allocated to the business segments. Accordingly, previously reported amounts for the business segments have been restated to conform to the fiscal 1997 presentation.


                                                                          TELE-
                                                         ELECTRONICS  COMMUNICATIONS   COMMERCIAL
                                                             OEM        AND ENERGY   AND INDUSTRIAL CORPORATE  CONSOLIDATED
(in thousands)                                            COMPONENTS     NETWORKS    INFRASTRUCTURE   GROUP       TOTAL
---------------------------------------------------------------------------------------------------------------------------
Revenues(a)                                        1997     $757,356     $752,213       $255,137     $   --     $1,764,706

                                                   1996      670,595      757,215        243,751         --      1,671,561

                                                   1995      611,036      689,343        230,194         --      1,530,573
--------------------------------------------------------------------------------------------------------------------------
Operating income (loss) before provision for       1997      153,060      149,931         54,026      (85,455)     271,562
  restructuring and divestitures, and loss on
  reorganization/formation of Ericsson Raynet      1996      119,963      160,323         36,891      (91,311)     225,866
  joint venture and other Raynet items
                                                   1995       94,506      111,106         27,008      (74,912)     157,708
--------------------------------------------------------------------------------------------------------------------------
Operating income (loss) including provision for    1997      140,590      120,998         51,497      (94,335)     218,750
  restructuring and divestitures, and loss on
  reorganization/formation of Ericsson Raynet      1996      106,400      148,114         21,623      (95,945)     180,192
  joint venture and other Raynet items
                                                   1995       94,506       87,206         27,008     (106,944)     101,776
--------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes,                 1997         --           --             --           --        227,740
  extraordinary item, and change in
  accounting principle                             1996         --           --             --           --        146,130

                                                   1995         --           --             --           --           (270)
--------------------------------------------------------------------------------------------------------------------------
Total assets                                       1997      493,256      433,285        113,556      469,163    1,509,260

                                                   1996      438,926      436,717        118,207      556,766    1,550,616

                                                   1995      448,858      452,436        132,397      421,054    1,454,745
--------------------------------------------------------------------------------------------------------------------------
Capital expenditures                               1997       33,003       32,145          5,556       19,781       90,485

                                                   1996       30,503       25,763          4,685       17,638       78,589

                                                   1995       37,179       33,680          9,637       13,545       94,041
--------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                      1997       30,474       26,654          4,271       17,158       78,557

                                                   1996       32,326       27,450          5,429       14,222       79,427

                                                   1995       27,020       29,994          6,335       11,449       74,798
--------------------------------------------------------------------------------------------------------------------------


------------

(a)   Revenues between segments are immaterial.

COMMITMENTS
--------------------------------------------------------------------------------

Total rental expense was $29 million in 1997 and $35 million in both 1996 and 1995. The company had commitments at June 30, 1997, to expend approximately $24 million for the construction or acquisition of additional property, plant, and equipment. Annual future minimum lease payments at June 30, 1997, under noncancelable operating leases, are as follows: 1998--$23 million; 1999--$17 million; 2000--$12 million; 2001--$9 million; 2002--$5 million; and thereafter--$30 million.

CONTINGENCIES
--------------------------------------------------------------------------------

The company and its subsidiaries are parties to lawsuits, or may in the future become parties to lawsuits, involving various types of commercial claims, including, but not limited to, product liability, unfair competition, antitrust, breach of contract, and intellectual property matters. Legal proceedings tend to be unpredictable and costly and may be affected by events outside the control of the company. The company maintains various levels of insurance to apply to product liability and certain other claims in excess of deductibles. There is no assurance that litigation will not have an adverse effect on the company's financial position or results of operations.

Currently, the company's principal product liability litigation involves a variety of claims arising from the company's heat-tracing and freeze-protection products. The company's experience to date is that losses, if any, from such claims have not had a material effect on the company's financial position or results of operations. However, the company sells its products into applications (including, for example, aerospace and automotive) where product liability issues could be material. Effective March 31, 1996, the company increased its insurance deductible for heat-tracing products. The company's insurance deductible for claims arising from events prior to March 31, 1996, remains unchanged.

The company's major litigation matters as of June 30, 1997, are described below. These and certain other litigation matters with which the company is involved are more fully described in the company's annual report on Form 10-K filed with the Securities and Exchange Commission.

The company is a defendant in a product liability case in the United States District Court in Seattle, All Alaskan Seafoods, Inc., et al. v. Raychem Corporation, Minnesota Mining and Manufacturing Corporation and Marine Electric, Inc., et al. The action arises out of a cargo vessel fire allegedly caused by a heat-tracing product. Plaintiffs are seeking in excess of $150 million in damages. The company believes that it has meritorious defenses to the claims asserted in this case and intends to defend itself vigorously in this matter.

Four separate state actions based on essentially the same facts, alleging wrongful distributor termination and antitrust claims, have been consolidated in the Superior Court of San Mateo County, California, Unit Process Company, et al.
v. Raychem Corporation, et al. The dismissal in the United States District Court, Northern District of California, of an action alleging essentially the same facts was affirmed by the Ninth Circuit Court of Appeals in 1996. A motion to dismiss the state claims is pending. The company believes that it has meritorious defenses to the claims asserted in this case and intends to defend itself vigorously in this matter.

On December 19, 1994, the company filed a complaint entitled Raychem Corporation and Thermacon, Inc. v. Steven D. Hogge, Bourns, Inc., et al. in the Superior Court of the State of California, County of San Mateo, which alleged, among other claims, misappropriation of trade secrets. On May 2, 1995, a complaint entitled Bourns, Inc. v. Raychem Corporation was filed in the United States District Court, Central District of California, alleging antitrust law violations. Neither complaint specifies the amount of monetary damages claimed, although Bourns has stated its damage claim in an amount which would be material to the company. Many of the claims asserted in the company's state action will be tried with the federal action. The company believes that it has meritorious claims and defenses in these cases and intends to vigorously litigate this matter.

Additionally, the company has been named, among others, as a potentially responsible party in administrative proceedings alleging that it may be liable for the costs of correcting environmental conditions at certain hazardous waste sites. At all of these sites, the company is alleged to be a de minimis generator of hazardous wastes, and the company believes that it has limited or no liability for cleanup costs at these sites.

SUBSEQUENT EVENT--COMMON STOCK SPLIT (Unaudited)
--------------------------------------------------------------------------------

On August 15, 1997, the company's board of directors approved a two-for-one split of the company's outstanding Common Stock and an increase in the company's authorized number of shares of Common Stock to 150 million shares (up from 72,150,000 authorized shares). Subject to shareholder approval, this stock split and share authorization increase will become effective November 7, 1997. The following table represents unaudited pro forma EPS data assuming the stock split is approved:

                                                             AS REPORTED                       PRO FORMA
EARNINGS (LOSS) PER SHARE                            --------------------------        ----------------------------
YEARS ENDED JUNE 30                                  1997        1996      1995        1997       1996       1995
-------------------                                  --------------------------        ----------------------------
Earnings (loss) per share before extraordinary
  item and change in accounting principle            $5.54      $3.22     $(0.49)      $2.77      $1.61     $(0.25)
Earnings (loss) per share on extraordinary item         --         --      (0.15)         --         --      (0.07)
Earnings (loss) per share on change in accounting
  principle                                             --         --      (0.03)         --         --      (0.02)
                                                     -----      -----     -------      -----      -----     -------
Earnings (loss) per share                            $5.54      $3.22     $(0.67)      $2.77      $1.61     $(0.34)
                                                     =====      =====     ======       =====      =====     ======

QUARTERLY FINANCIAL DATA (Unaudited)
--------------------------------------------------------------------------------

QUARTER ENDED
(in thousands except share data)                        SEPTEMBER 30         DECEMBER 31       MARCH 31        JUNE 30
                                                        ------------         -----------       --------        -------
FISCAL 1997:
  Revenues                                                 $ 430,311           $ 441,047      $ 427,878        $ 465,470
  Gross profit                                               221,235             225,366        208,882          228,295
  Provision for restructuring and divestitures                    --                  --         52,812               --
  Income before income taxes                                  88,683(a)           62,106          8,288           68,663
  Net income                                                  72,720(a)           52,435         68,453(b)        59,736
                                                           ---------       -------------      ---------    -------------
Per share data:
  Earnings per share                                       $    1.58(a)        $    1.14      $    1.49(b)     $    1.34
  Cash dividends per share                                      0.10                0.10           0.14             0.14
  Price range of Common Stock(c)                           59-76 1/2       70 3/8-86 3/8      79-89 1/2    60 1/2-83 3/4
                                                           ---------       -------------      ---------    -------------
FISCAL 1996:
  Revenues                                                 $ 410,515           $ 411,051      $ 417,819        $ 432,176
  Gross profit                                               215,601             214,390        210,242          215,976
  Provision for restructuring and divestitures                    --                  --         43,571               --
  Loss on reorganization of Ericsson Raynet joint
    venture                                                       --                  --          2,103               --
  Equity in Ericsson Raynet net loss(d)                       11,124              18,694             --               --
  Income before income taxes                                  45,440              35,311         10,946           54,433
  Net income                                                  32,430              25,102         41,708(b)        48,672
                                                           ---------       -------------      ---------    -------------
Per share data:
  Earnings per share                                       $    0.72           $    0.55      $    0.89(b)     $    1.05
  Cash dividends per share                                      0.08                0.08           0.10             0.10
  Price range of Common Stock(c)                           36 1/2-47       43 3/8-59 3/4      52-69 3/4        63-80 1/2
                                                           ---------       -------------      ---------    -------------

------------

(a) Includes a $23 million pretax gain in the quarter ended September 30, 1996, related to the sale of intellectual property.

(b) Includes a discrete tax benefit of $55 million and $25 million in the quarter ended March 31, 1997 and 1996, respectively, related to the reassessment of the company's deferred tax asset valuation allowance.

(c) The price range of Common Stock is as reported on the New York Stock Exchange composite tape.

(d) Ericsson Raynet results are presented on the equity basis of accounting through December 31 in fiscal 1996. Following the reorganization of Ericsson Raynet, effective January 1, 1996, Raychem's interest in the joint venture is accounted for on the cost basis.

Raychem Corporation Common Stock is listed on the New York Stock Exchange. The number of stockholders as of August 18, 1997, was 6,342. Dividends have been paid quarterly since the second quarter of fiscal 1978. The closing price of the company's Common Stock on the New York Stock Exchange composite tape on August 18, 1997, was $94 1/2 per share.

TEN-YEAR SUMMARY
--------------------------------------------------------------------------------

YEARS ENDED JUNE 30
(dollars in thousands except per share amounts)                               1997          1996           1995
-------------------------------------------------------------------------------------------------------------------
RAYCHEM CORPORATION Consolidated (a)
 INCOME DATA
  Revenues                                                                $ 1,764,706    $ 1,671,561    $ 1,530,573
  Provision for restructuring and divestitures                            $    52,812    $    43,571    $    23,900
  Loss on reorganization/formation of Ericsson Raynet joint venture
    and other Raynet items                                                $        --    $     2,103    $    32,032
  Equity in net loss of Ericsson Raynet                                   $        --    $    29,818    $    85,946
  Income (loss) before income taxes, extraordinary item, and changes
    in accounting principles                                              $   227,740    $   146,130    $      (270)
  Net income (loss)                                                       $   253,344    $   147,912    $   (29,243)
-------------------------------------------------------------------------------------------------------------------
 SHARE DATA
  Earnings (loss) per share                                               $      5.54    $      3.22    $     (0.67)
  Cash dividends per share                                                $      0.48    $      0.36    $      0.32
  Weighted average number of shares outstanding                            45,724,198     45,908,894     43,538,028
-------------------------------------------------------------------------------------------------------------------
 BALANCE SHEET DATA
  Total assets                                                            $ 1,509,260    $ 1,550,616    $ 1,454,745
  Long-term debt                                                          $   164,004    $   148,352    $   263,552
  Total debt                                                              $   223,819    $   302,981    $   293,226
  Stockholders' equity                                                    $   845,019    $   841,206    $   749,658
  Increase (decrease) in debt net of cash                                 $    58,370    $   (96,293)   $   (22,299)
-------------------------------------------------------------------------------------------------------------------
 OTHER SIGNIFICANT MEASURES
  Gross profit as a percent of revenues                                          50.1%          51.2%          50.4%
  Research and development expense as a percent of revenues                       6.8%           7.3%           7.8%
  Selling, general, and administrative expense as a percent of revenues          27.9%          30.4%          32.4%
  Net debt as a percent of stockholders' equity                                  16.2%           9.4%          23.4%
  Number of employees                                                           8,650          8,697          9,496
  Revenues per average number of employees                                $       203    $       184    $       151
-------------------------------------------------------------------------------------------------------------------
RAYNET CORPORATION
  Revenues                                                                $        --    $        --    $        --
  Net (loss) income                                                       $        --    $        --    $        --
-------------------------------------------------------------------------------------------------------------------

------------
(a) Raynet Corporation and subsidiaries' results are presented on the equity basis of accounting in 1995 and through December 31 in fiscal 1996 versus consolidated in prior years. Following the reorganization of Ericsson Raynet, effective January 1, 1996, Raychem's interest in the joint venture is accounted for on the cost basis.

(b) Restated to reflect reclassification of royalty and licensing income from "Other expense, net" to "Revenues."

(c) Reflects reclassification of litigation settlement to "Other expense, net."

(d)   Cash exceeded debt at June 30.


   1994               1993            1992           1991            1990           1989          1988
----------------------------------------------------------------------------------------------------------


$ 1,461,532       $ 1,385,730     $ 1,301,601(b) $ 1,250,772(b)  $ 1,114,713(b) $ 1,083,028    $ 1,094,733
$        --       $        --     $    43,300    $     3,697     $    90,000    $        --    $        --

$        --       $        --     $        --    $        --     $        --    $        --    $        --
$        --       $        --     $        --    $        --     $        --    $        --    $        --

$    33,745       $    39,584     $    12,585(c) $    (3,109)    $   (86,261)   $    63,767    $   169,304
$     1,679       $     9,625     $   (24,808)   $   (23,429)    $  (111,398)   $    36,347    $   125,285
----------------------------------------------------------------------------------------------------------

$      0.04       $      0.23     $     (0.64)   $     (0.63)    $     (3.12)   $      1.04    $      3.69
$      0.32       $      0.32     $      0.32    $      0.32     $      0.32    $      0.30    $      0.22
 43,290,797        42,232,289      39,030,049     37,134,161      35,708,523     34,928,935     33,979,365
----------------------------------------------------------------------------------------------------------

$ 1,399,015       $ 1,332,270     $ 1,392,606    $ 1,234,860     $ 1,270,834    $ 1,172,783    $ 1,148,975
$   244,681       $   233,853     $   229,768    $   233,347     $    31,087    $    29,029    $    35,458
$   275,548       $   275,562     $   257,763    $   265,340     $   212,954    $   130,294    $   129,246
$   732,924       $   689,504     $   715,188    $   651,973     $   690,467    $   734,286    $   722,155
$    55,842       $    32,715     $   (57,610)   $    90,589     $    98,633    $   (19,132)   $   (80,857)
----------------------------------------------------------------------------------------------------------

       46.6%             48.7%           48.4%          48.6%           49.6%          52.8%          54.3%
        9.3%              9.3%           10.8%          11.2%           11.0%          11.1%           7.7%
       33.6%             34.6%           33.6%          35.8%           37.5%          36.7%          32.8%
       26.9%             20.5%           15.2%          25.5%           11.0%           (d)            (d)
     10,769            10,772          11,187         11,406          11,065         11,451         10,909
$       136       $       126     $       115    $       111     $        99    $        97    $       105
----------------------------------------------------------------------------------------------------------

$    57,784       $     9,671     $    16,594    $    11,500     $     7,625    $     2,960    $    25,160
$  (102,993)      $   (92,551)    $   (89,334)   $   (73,959)    $   (64,484)   $   (54,307)   $     2,562
----------------------------------------------------------------------------------------------------------

                                                             Exhibit 13 Appendix

                            OMITTED GRAPHIC MATERIAL

The following graphic material, included in the original paper format, has been excluded from the electronic filing of the 1997 Annual Report (Exhibit 13 to this filing). This graph appears in the section entitled "Financial Review" of the 1997 Annual Report.

              "ONGOING" PRETAX INCOME (excludes Ericsson Raynet and unusual items) A bar chart (dollars in millions) depicting: $146 in 1995; $230 in 1996 and $263 in 1997.