Form 10-K, Exhibit 13
period 1998-06-30
RAYCHEM CORP
filed 1998-09-18
CIK 82206

                                                                     EXHIBIT 13

Financial Contents
--------------------------------------------------------------------------------

Financial Review                                                               7
--------------------------------------------------------------------------------

Report of Management                                                          17
--------------------------------------------------------------------------------

Report of Independent Accountants                                             17
--------------------------------------------------------------------------------

Consolidated Financial Statements                                             18
--------------------------------------------------------------------------------

Notes To Consolidated Financial Statements                                    22
--------------------------------------------------------------------------------

Ten-Year Summary                                                              38
--------------------------------------------------------------------------------

Directors and Officers                                                        40
--------------------------------------------------------------------------------





This annual report contains a number of statements--relating to goals, targets, strategies, growth rates, profitability, alliances and acquisitions, cost reductions, restructuring actions, productivity improvements, Year 2000 readiness, product development, currency effects, tax position, inventories, and other matters--that constitute forward-looking statements. Stated goals or targets and other forward-looking statements are not projections and do not assure results. Actual results may differ materially from the results anticipated in the statements made, due to a variety of factors, including changing market conditions, competition, currency, success in redesigning processes and implementing cost reduction programs, or difficulties with alliances or in acquiring or marketing new products or technologies. Detailed discussions of these risk factors and additional risk factors are described in the company's filings with the Securities and Exchange Commission and in the Financial Review section of this annual report. The company does not undertake an obligation to update its forward-looking statements to reflect future events or circumstances.

FINANCIAL REVIEW


RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


Overview
 ........

The company reported revenues of $1.798 billion in 1998, up 2% in reported currencies, and up 6% on a constant currency basis. Strong results during the first half of the fiscal year were partially offset in the second half due to the effects of the weak Asian economies and slow heat-tracing sales, due in part to an unusually warm winter in certain regions of Europe and the United States. Net income in 1998 was $179 million, or $2.07 per share, assuming dilution.

Key components of the company's results are summarized in the table below:


==============================================================================================================================
YEARS ENDED JUNE 30
(in millions, except per share data)                                                            1998         1997         1996
------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                                     $ 1,798      $ 1,765      $ 1,672
------------------------------------------------------------------------------------------------------------------------------
Core business "ongoing" pretax income (a)                                                    $   272      $   263      $   230
Unusual items:
  Provision for restructuring and divestitures                                                   (28)         (53)         (44)
  Loss on minority investment                                                                    (12)          --           --
  Gain on sale of assets                                                                          --           23            3
  Severance, plant consolidation, and other charges                                               --           (6)         (18)
  Insurance settlement                                                                            --           --            7
------------------------------------------------------------------------------------------------------------------------------
Core business pretax income                                                                      232          227          178
Provision (benefit) for income taxes                                                              53          (26)          (2)
------------------------------------------------------------------------------------------------------------------------------
Core business net income                                                                         179          253          180
Loss on reorganization/formation of Ericsson Raynet joint venture and other Raynet items          --           --           (2)
Equity in net loss of Ericsson Raynet                                                             --           --          (30)
------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                   $   179      $   253      $   148
==============================================================================================================================
Earnings per share--assuming dilution                                                        $  2.07      $  2.77      $  1.61
==============================================================================================================================

(a) "Core business" refers to the company, excluding Ericsson Raynet; "ongoing" refers to the core business, excluding unusual items.

Raychem's core business "ongoing" pretax income was $272 million in 1998, up 3% from 1997, which was up 14% from 1996. As a percentage of core business revenues, "ongoing" pretax income was 15% in 1998 and 1997, and 14% in 1996.




                                [CHART OMITTED]



The increase in "ongoing" pretax income in 1998 compared to 1997 was a result of higher sales volumes, which was partially offset by price reductions, lower margins due to product mix effects, and adverse currency movements. Additionally, as growth in "ongoing" pretax income was below the company's expectations there was no bonus expense in 1998 as compared to $29 million in the prior year. During 1998 the U.S. dollar appreciated significantly against the Japanese yen, and also appreciated against most European currencies. "Ongoing" pretax income would have been $28 million higher if currency exchange rates had remained constant.

The increase in "ongoing" pretax income in 1997 compared to 1996 was driven by higher sales volumes and greater operating efficiency, partially offset by adverse currency effects. During the second half of fiscal 1997, the U.S. dollar and the British pound appreciated significantly against most European currencies compared to their 1996 levels. These currency movements reduced "ongoing" pretax income by approximately $12 million in the second half of fiscal 1997.

The company incurred pretax restructuring charges of $28 million in 1998, $53 million in 1997, and $44 million in 1996. These charges are further described in the section "Provision for Restructuring and Divestitures."

The 1998 results also included a nonrecurring charge of $12 million, reflecting the write-off of goodwill, cash advances, and other assets related to Raychem's minority investment in Superconducting Core Technologies, Inc., which ceased commercial operations in March 1998.

The 1997 results included a $23 million gain from the sale of intellectual property and a $6 million charge for severance, plant consolidation, and other charges. The 1996 results included a gain of $3 million from the sale of the company's shape memory metals components business; a charge of $18 million for severance, plant consolidation, and other charges; and proceeds from an insurance settlement of $7 million in connection with a previously settled shareholder lawsuit.

Income Taxes

The company recorded a tax provision of $53 million in 1998, compared to tax benefits of $26 million in 1997, and $2 million in 1996. The increase in the 1998 tax provision resulted from lower U.S. tax benefits recognized for financial statement purposes. In 1997 and 1996, the company reported discrete tax benefits of $55 million and $25 million, respectively, resulting from a reassessment of the valuation allowance related to U.S. federal and state deferred tax assets. In 1998, the company did not report a discrete tax benefit. However, in the fourth quarter of 1998, approximately $45 million of the reduction in the U.S. valuation allowance was reported as an increase to additional contributed capital since the tax benefits were related to stock plan deductions.

Commencing in 1999, the company anticipates a normalized tax rate in the mid-thirty percent range. In 1999 through 2001, the company expects the U.S. tax provision to exceed cash tax payments by an amount in the range of $30 to $50 million each year. This difference results from the tax benefits reported in the financial statements in 1996, 1997, and 1998 that will be realized in cash through reduced tax payments in 1999 and thereafter.


Ericsson Raynet

Profitability for 1996 was adversely impacted by losses related to Ericsson Raynet, a joint venture formed in 1995 with LM Ericsson. Effective January 1, 1996, the joint venture agreement was amended to provide that Raychem would no longer share in the ongoing operating losses of the joint venture. Therefore, Raychem now accounts for the venture on the cost basis. In 1996, Raychem's equity in net losses of Ericsson Raynet through December 31, 1995, was $30 million and the company incurred $2 million of charges in connection with the reorganization of the joint venture.

The following discussion of the results of operations is based on the company's core business, including the impact of the previously mentioned unusual items.


Core Business Operations
 ........................

Revenues and Revenue Growth

Core business revenues were $1.798 billion in 1998, up 2% from $1.765 billion in 1997, which were up 6% from $1.672 billion in 1996. Revenue growth would have been 6% in 1998, 9% in 1997, and 8% in 1996, excluding the effect of changes in foreign currency exchange rates in those years. On a year-over-year basis, the company expects continuing downward pressure on revenues during the first half of 1999 if exchange rates remain at June 30, 1998 levels. Reported revenues and revenue growth were also impacted by price reductions in most product lines due to competitive pressures and volume discounts, as shown in the next table.


 YEARS ENDED JUNE 30
 (percentage change over prior year)                       1998    1997
========================================================================
 Components of reported revenue growth:
   Growth in unit volumes, net of product mix changes       11%     13%
   Effect of price reductions (a)                           (5%)    (4%)
------------------------------------------------------------------------
 Constant currency revenue growth                            6%      9%
   Effect of exchange rate changes                          (4%)    (3%)
------------------------------------------------------------------------
 Reported revenue growth                                     2%      6%
========================================================================

(a) A management estimate based on year-over-year changes in revenues at constant volume and mix.

On a constant currency basis, revenues in 1998 grew 10% in North America, 4% in Europe, 4% in Asia, and 8% in the rest of the world, as revenue growth in Latin America was offset by revenue declines in other markets. Within Europe, revenues grew 8% in Eastern Europe and 3% in Western Europe. As a result of the weak economic conditions in Asia, the company experienced revenue declines in the region during the second half of fiscal 1998, particularly in Korea. If these economic conditions persist, the company expects further downward pressure on revenues in Asia.

Revenues in 1997 compared to 1996 in constant currencies were up 22% in Asia, 8% in North America, and 5% in Europe, and increased slightly in the rest of the world, as decreases in Latin America were offset by increases in other markets. Within Europe, revenues in Eastern Europe grew 47%, but were relatively flat in Western Europe.


Gross Profit and Operating Expenses


==============================================================
 YEARS ENDED JUNE 30
 (percentage of revenues)               1998     1997     1996
--------------------------------------------------------------
 Gross profit                            48%      50%      51%
--------------------------------------------------------------
 Selling, general, and administrative
   expense                               26%      28%      30%
--------------------------------------------------------------
 Research and development expense         6%       7%       7%
==============================================================

Gross profit as a percentage of revenues declined to 48% in 1998, compared to 50% in 1997. The decline was due to price declines, unfavorable currency movements, and a continued shift in mix toward product lines that have lower margins than the corporate average. In 1997 gross profit as a percentage of revenues was 50%, compared to 51% in 1996. The decline in gross profit margin was primarily due to adverse currency movements and a mix shift to product lines that had lower margins than the corporate average. The company expects the gross profit margin for 1999 to remain at approximately the same level as compared to 1998, with operating efficiencies and benefits from previous restructuring activities offsetting pricing pressures and the continued shift toward lower-margin products.

Selling, general, and administrative (SG&A) expense as a percentage of revenues declined to 26% in 1998. The reduction in SG&A expense in 1998 was the result of currency movements, the absence of bonus expense in 1998 compared to 1997, and benefits from prior restructuring actions. SG&A expense as a percentage of revenues declined to 28% in 1997 from 30% in 1996. The reduction in SG&A costs in 1997 was largely the result of benefits from prior restructuring actions. In 1997 and 1996, SG&A expense included charges for severance and other costs of $6 million and $12 million, respectively.


Business Segments

During the fourth quarter of 1998, the company realigned its businesses by combining the former telecommunications and energy networks segment and the commercial and industrial infrastructure segment into the new telecommunications, energy and industrial business segment. This allows the company to offer a broader product line, more efficient distribution, and services to respond to customers' changing buying patterns. The company's financial results are now reported as two business segments, described below, and the corporate group.


Electronics OEM Components
This business segment serves original equipment manufacturers (OEMs) in transportation, defense, and a wide range of commercial electronics industries.


====================================================================
YEARS ENDED JUNE 30
(dollars in millions)             1998           1997          1996
--------------------------------------------------------------------
Revenues                          $815           $758          $671
--------------------------------------------------------------------
Constant currency growth            12%            16%(a)        10%
====================================================================


(a) Includes TouchPanel Systems (TPS), a Japanese joint venture of Elo TouchSystems, previously accounted for under the equity method. Excluding TPS, segment growth was 12% in 1997.


In 1998, revenues in the electronics OEM components business segment were $815 million, up 12% on a constant currency basis, reflecting increased sales across all product divisions. Revenues from the sale of circuit protection devices were up 17% on a constant currency basis from 1997. The strong growth during the first three quarters of 1998 was partially offset by a sharp decline in the fourth quarter, reflecting the slowdown in worldwide demand for electronic components and continuing pricing pressures. The average sales price of circuit protection devices declined 9% in comparison to 1997, with a greater impact in the second half of fiscal 1998. As a result of a slowdown in the worldwide demand for electronic components, the company expects slower revenue growth in sales of its circuit protection devices during the first half of 1999. Revenues from interconnection products were up 9% on a constant currency basis, reflecting growth in commercial, automotive and aerospace markets, partially offset by a decline in defense markets. On a constant currency basis, revenues from the sale of touchscreen products were up 18% from the previous year, with strong growth in the U.S. and Europe offsetting sales declines in Japan. The segment's gross profit as a percentage of revenues declined three percentage points in 1998 when compared to the prior year, primarily because of price reductions in most of the segment's product lines, as well as adverse currency movements.

In 1997, revenues for the electronics OEM components business segment were $758 million, up 16% in constant currency terms over 1996. Revenues in the segment increased significantly over the prior year, with solid performance across all markets. Sales of circuit protection devices were up 27% compared to 1996, reflecting an increase of 42% in unit volumes, partially offset by an 8% price reduction and a shift in product mix toward lower-priced devices. Sales of interconnection products were up 14% in commercial markets and up slightly in defense markets. Revenues from the sale of touchscreen products increased 19% in 1997. The segment's gross profit as a percentage of revenues remained essentially unchanged, as price declines were offset by improved manufacturing efficiencies.


Telecommunications, Energy and Industrial
This business segment serves telecommunication operators; power, gas, and water utilities; and industrial plants and pipelines.


==================================================================================
 YEARS ENDED JUNE 30
 (dollars in millions)                    1998               1997             1996
----------------------------------------------------------------------------------
 Revenues                                 $983             $1,007           $1,001
----------------------------------------------------------------------------------
 Constant currency revenue growth            2%                 3%               7%
==================================================================================

In 1998, revenues for the telecommunications, energy and industrial business segment were $983 million, up 2% on a constant currency basis. Sales of access network electronics increased over 40% compared to the prior year. The strong growth in sales of access network electronics and fiber accessories offset continued declines in sales of copper cable accessories, which declined 6%. Growth rates for sales in access network electronics are expected to remain strong in North America during 1999, which will be partially offset by the company's decision to discontinue sales of access network electronics internationally. Sales of electric heat-tracing systems declined 11%, reflecting a sharp decline in the second half of fiscal 1998 due in part to the unusually warm winter in certain regions of Europe and the United States. Gross profit as a percentage of revenues declined one percentage point compared to 1997. This decline primarily reflected price declines in most of the segment's markets, adverse currency movements, and the continued shift in product mix away from copper cable accessories to lower-margin products, particularly access network electronics.

In 1997, revenues for the telecommunications, energy and industrial business segment were $1.007 billion, up 3% on a constant currency basis. Strong sales growth of access network electronics and fiber-optic products more than offset a 6% decline in sales of copper cable accessories. Sales of electrical products declined due to lower surge arrester sales, principally in

Canada. Revenues from the sale of heat-tracing products experienced strong growth, while sales of corrosion prevention products remained essentially flat. The segment's gross profit as a percentage of revenues declined two percentage points compared to 1996, primarily reflecting a shift in product mix from copper cable accessories to access network electronics products, which generally have lower margins.


Provision for Restructuring and Divestitures

Over the past several years, the company has strengthened its core businesses and improved its results of operations through a series of initiatives. These actions were designed to streamline the company's operations, reduce operating costs, and position the company for profitable growth.

During the fourth quarter of 1998, the company incurred a pretax restructuring charge of $28 million (the 1998 restructuring). The charge impacted the operating income of the business segments as follows: electronics OEM components-$7 million; telecommunications, energy and industrial-$15 million; and resulted in a charge to the corporate group of $6 million. The restructuring actions included write-downs of inventory, reflecting the company's decision to discontinue sales of access network electronics products internationally; write-downs of machinery and equipment related to the shutdown of certain product lines and operations; severance costs related to the consolidation of the telecommunications and energy networks segment and the commercial and industrial infrastructure segment; and severance costs associated with moving certain manufacturing facilities to lower-cost locations. Approximately $12 million of the 1998 restructuring charge is cash in nature and is expected to be funded through operating cash flow. The remaining $16 million primarily represents write-downs of inventory and machinery and equipment. As a result of the 1998 restructuring, approximately 130 positions will be eliminated. The 1998 restructuring is expected to be substantially completed by the end of 1999.

During the third quarter of 1997, the company incurred a pretax restructuring charge of $53 million to implement several streamlining programs and eliminated approximately 500 positions (the 1997 restructuring). As of June 30, 1998, 382 employees have separated from the company and 71 employees have assumed other positions within the company as a result of the 1997 restructuring. The charge impacted the operating income of the business segments as follows: electronics OEM components-$12 million; telecommunications, energy and industrial-$32 million; and resulted in a charge to the corporate group of $9 million. A significant portion of the restructuring expenses included severance costs and asset write-downs for consolidating the Telecom and Electrical Products divisions to achieve greater sales synergies and to improve manufacturing and product development efficiencies in their cable accessories businesses. Additional one-time costs were incurred to consolidate the Electronics and PolySwitch divisions, streamline the worldwide operations of the commercial and industrial infrastructure business segment, and restructure the research and development organization in the United Kingdom. The 1997 restructuring was substantially completed by June 30, 1998. Approximately $36 million of the 1997 restructuring charge was cash in nature and was funded through operating cash flow.

During the third quarter of 1996, the core business incurred a pretax restructuring charge of $44 million to simplify operations and reduce costs (the 1996 restructuring). The charge impacted operating income of the company's business segments as follows: electronics OEM components-$14 million; telecommunications, energy and industrial-$28 million; and resulted in a charge to the corporate group of $2 million. The restructuring charge included $38 million for employee severance costs. As of June 30, 1998, 676 positions have been eliminated. The bulk of these actions affected Raychem locations in Europe where the company's manufacturing and support operations in Belgium, France, and the United Kingdom were reconfigured. In addition, a variety of other restructuring actions at both divisional and corporate levels took place throughout Raychem's worldwide organization. The 1996 restructuring was substantially completed by June 30, 1997. The charge, excluding $4 million in net asset write-downs, was cash in nature and was funded through operating cash flow.

The company expects each of the 1998 and 1997 restructuring charges to be recovered over an 18- to 24-month period. Each restructuring action is expected to result in an annual run-rate savings in the range of $30 to $35 million. The 1996 restructuring actions resulted in approximately $39 million of annualized savings.

For further details on these restructuring actions, see "Restructuring and Divestitures" under "Notes to Consolidated Financial Statements."


Acquisition

In June 1998, Raychem signed a letter of intent to acquire the telecommunications business of Plasticos Mondragon S.A. in Valencia, Spain (Mondragon). The Mondragon telecommunications business, which has annual sales of about $17 million, manufactures and supplies components for connecting, insulating, and protecting copper and fiber-optic telephone networks. The acquisition is expected to be completed in the first half of fiscal 1999.

New Accounting Standards

In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS
130). FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income as defined includes all changes in equity (net assets) during a period from nonowner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments, unrealized gain/loss on available-for-sale securities, and mark-to-market adjustments for hedging activities. The disclosures prescribed by FAS 130 will be made beginning with the first quarter of fiscal 1999.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS
131). This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The company is in the process of reassessing its current business segment reporting to determine if changes in reporting will be required in adopting this new standard. The disclosures prescribed by FAS 131 will be adopted in the company's 1999 annual report.

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives will be reported in the statement of operations or as a deferred item, depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the derivative must be highly effective in achieving offsetting changes in fair value or cash flows of the hedged items during the term of the hedge. The company plans to adopt FAS 133 in the first quarter of fiscal 2000 and has not yet determined the effect, if any, of adopting the new standard.


LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

The company's financial position continues to be strong. At June 30, 1998, the company had $93 million in cash and cash equivalents and $424 million in unused credit facilities, of which $307 million are committed facilities. The company has a current shelf registration with the Securities and Exchange Commission, which enables the company to issue up to $400 million in debt securities; this registration statement became effective in July 1997. The combination of cash and cash equivalents, available lines of credit, public debt issuance capabilities, and future cash flows from operations is expected to be sufficient to satisfy substantially all of the company's needs for cash for anticipated capital expenditures, working capital, dividends, share repurchases, and potential acquisitions.

The following table presents certain measures of liquidity and capital resources:


============================================================================
 YEARS ENDED JUNE 30
 (dollars in millions)                    1998           1997           1996
----------------------------------------------------------------------------
 Debt net of cash                         $247           $137           $ 79
----------------------------------------------------------------------------
 Debt net of cash as a percentage
   of stockholders' equity                  29%            16%             9%
----------------------------------------------------------------------------
 Days' sales outstanding                    62             59             60
----------------------------------------------------------------------------
 Days' sales in inventory                  104             99            104
============================================================================


The increase in debt net of cash in 1998 was primarily the result of an increase in short-term borrowings to repurchase shares of the company's Common Stock. During 1998, the company repurchased 5.7 million shares for $239 million. The $58 million increase in debt net of cash in 1997 was also primarily due to increased share repurchases. From July 1 through August 26, 1998, the company repurchased 3.2 million shares for $100 million.

Days' sales in inventory (DSI) increased to 104 days, caused in part by a decrease in sales in the fourth quarter and higher inventory levels. In June 1998, the company organized all key supply chain activities and logistics resources into a single organization. Although the company expects only modest improvement in inventory levels in the short term, the company is focusing on improvements to supply chain management together with the implementation of a fully integrated enterprisewide information system to help reduce DSI in the longer term. In 1997, DSI decreased to 99 days, reflecting ongoing efforts by the company to reduce the number of locations holding inventory and the levels of inventory being held.

The table below summarizes the company's cash flows from operating, investing, and financing activities:


=================================================================================
 Years ended June 30
 (dollars in millions)                       1998            1997            1996
---------------------------------------------------------------------------------
 Net cash provided by (used in):
   Operating activities                     $ 208           $ 229           $ 224
   Investing activities                      (114)            (60)           (101)
   Financing activities                       (83)           (296)            (11)
 Effect of exchange rate changes on
   cash and cash equivalents                   (5)            (11)             (6)
---------------------------------------------------------------------------------
 Increase (decrease) in cash and
   cash equivalents                         $   6           $(138)          $ 106
=================================================================================


Operating Activities
 ....................

The decrease in net cash provided by operating activities in 1998 was primarily the result of increased levels of inventory, and decreased levels of accounts payable and other accrued liabilities, partially offset by lower tax payments. Net cash payments for restructuring and divestitures were $21 million in 1998, $24 million in 1997, and $17 million in 1996. At June 30, 1998, $22 million of accrued severance liability remained, which is expected to be substantially paid in cash in 1999. Also, in 1999 through 2001, the company expects the U.S. tax provision to exceed cash tax payments by an amount in the range of $30 to $50 million each year. This difference results from tax benefits that were reported in the financial statements in 1996, 1997, and 1998 that will be realized in cash through reduced tax payments in 1999 and thereafter.


Investing Activities
 ....................

Net cash used in investing activities in 1998 was $114 million, compared to $60 million in 1997 and $101 million in 1996. Capital expenditures were $105 million in 1998, $90 million in 1997, and $79 million in 1996. Capital expenditures in 1999 are expected to be approximately $100 million. In 1998, the company made an investment of $10 million in cash related to an alliance with Tadiran Telecommunications Ltd. In 1997, the company received $25 million from the sale of intellectual property and $8 million from liquidations of other investments, and invested $10 million in Superconducting Core Technologies, Inc. In 1996, the company made a cash investment of $23 million in Ericsson Raynet. Also, in 1996, the company received $7 million in cash proceeds from the sale of its shape memory metal components business. In the first half of fiscal 1999, the company expects to acquire the telecommunications business of Mondragon, for a cash purchase price of approximately $40 million.


Financing Activities
 ....................

Net cash used in financing activities decreased to $83 million in 1998 from $296 million in 1997. During 1998, the company repurchased 5.7 million shares of the company's Common Stock for $239 million. The company repurchased 6.8 million shares in 1997 for $247 million, and 3.0 million shares in 1996 for $95 million. In July 1997, the board of directors authorized management to spend up to $300 million during any fiscal year, commencing with 1998, to repurchase the company's stock. Spending on share repurchases in 1998 was funded in part by increased borrowings under the company's committed credit facilities. Net proceeds from short-term debt were $131 million in 1998 compared to $10 million in 1997. In addition, cash used in financing activities during 1997 included $118 million used to prepay the balance of a syndicated term loan agreement.

In September 1996, the company entered into a syndicated five-year revolving credit agreement for $400 million, replacing an existing $250 million revolving credit facility. Borrowings under the revolving credit agreement bear interest at variable spreads over LIBOR. The revolving credit agreement includes covenants that, among other things, specify a maximum leverage limit and a minimum fixed-charge coverage ratio.

In April 1996, the company entered into a lease financing secured by the majority of its manufacturing equipment in the United States. The company has the option of terminating the transaction for a fixed amount in 10 years. The arrangement is accounted for as 10-year partially amortizing secured debt, with interest that varies periodically with LIBOR. Cash proceeds from the financing were approximately $113 million and were used in roughly equal proportions for reduction of long-term debt and for other corporate purposes. The arrangement lowered the company's long-term borrowing costs.

Net interest expense was $12 million in 1998 compared to $5 million in 1997 and $10 million in 1996. The increase in 1998 was principally due to the increased level of short-term borrowings. The decrease in 1997 was primarily the result of lower average debt levels during the year and the prepayment of higher-cost long-term debt.

The company's quarterly cash dividend has been paid consistently since the second quarter of 1978. In the third quarter of 1996, the quarterly dividend was increased 25% to $0.05 per share. Effective in the third quarter of 1997, the company increased the quarterly dividend 40% to $0.07 per share. Effective in the third quarter of 1998, the company increased the quarterly dividend an additional 14% to $0.08 per share. During 1998, the company paid $25 million in dividends to its stockholders, compared to $21 million in 1997 and $16 million in 1996. The company expects to continue to pay cash dividends in the foreseeable future.

MARKET RISK DISCUSSION
--------------------------------------------------------------------------------

The company's cash flow and earnings are subject to fluctuations due to exchange rate variation. The company attempts to limit its exposure to changing foreign currency exchange (FX) rates through both operational and financial market actions. The company manufactures its products in a number of locations around the world, and hence has a cost base that is well diversified over a number of European and Asian currencies as well as the U.S. dollar (USD). This diverse base of local currency costs serves to partially counterbalance the earnings effect of potential changes in value of the company's local currency-denominated revenues. Also, the company denominates its third-party export sales in U.S. dollars, whenever possible.

Short-term exposures to changing FX rates are managed by financial market transactions, principally through the purchase of forward FX contracts (with maturities of six months or less) to offset the earnings and cash-flow impact of the nonfunctional currency-denominated receivables and payables. Forward FX contracts are denominated in the same currency as the receivable or payable being covered, and the term of the forward FX contract matches the term of the underlying receivable or payable. The company covers all known and measurable exposed receivables and payables denominated in currencies that have a liquid, cost-effective forward foreign exchange market. The receivables and payables being covered arise from trade and intercompany transactions, intercompany loans, and other firm commitments affecting the company.

The company does not hedge its foreign currency exposure in a manner that would entirely eliminate the effects of changes in FX rates on the company's operations. Accordingly, the company's reported revenues and net income have been, and in the future may be, affected by changes in FX rates.

The company does not have significant exposure to changing interest rates because of the low net levels of both marketable securities and debt on the company's balance sheet. The company does not undertake any specific actions to cover its exposure to interest rate risk and the company is not a party to any interest rate risk management transactions.

The company does not purchase or hold any derivative financial instruments for trading purposes.


Exchange Rate Sensitivity
 .........................

The tables below provide information about the company's derivative financial instruments and related balance sheet items by currency and present such information in USD equivalents. The tables summarize information on instruments and related underlying transactions that are sensitive to FX rates, including foreign currency forward exchange contracts and nonfunctional currency-denominated receivables and payables. The net amount that is exposed to changes in foreign currency rates is then subjected to a 10% change in the value of the foreign currency versus the U.S. dollar. The company believes it has no material sensitivity to changes in foreign currency rates on its net exposed derivative financial instrument position.

The tables below present the impact on the company's earnings of a 10% appreciation and a 10% depreciation of the U.S. dollar against the indicated currencies:


====================================================================================================================
 JUNE 30, 1998                 USD      NET UNDERLYING                 NET                  FX                   FX
 (dollars in millions)    VALUE OF             FOREIGN             EXPOSED         GAIN (LOSS)          GAIN (LOSS)
                               NET            CURRENCY        LONG (SHORT)            FROM 10%             FROM 10%
                                FX         TRANSACTION            CURRENCY        APPRECIATION         DEPRECIATION
CURRENCY                 CONTRACTS           EXPOSURES            POSITION              OF USD               OF USD
--------------------------------------------------------------------------------------------------------------------
Belgian franc               $ 16.5              $ 20.5              $ (4.1)              $ 0.4                $(0.5)
German mark                   10.6                 7.5                (3.1)                0.3                 (0.3)
Spanish peseta                36.2                35.7                 0.5                  --                  0.1
French franc                  16.9                15.7                (1.1)                0.1                 (0.1)
British pound                  3.1                 5.2                 2.1                (0.2)                 0.2
Italian lira                  10.1                 9.7                (0.3)                 --                   --
Japanese yen                  40.3                26.9               (13.4)                1.2                 (1.5)
Others                        24.5                26.2                (1.4)                0.1                 (0.2)
--------------------------------------------------------------------------------------------------------------------
Total                       $158.2              $147.4              $(20.8)              $ 1.9                $(2.3)
====================================================================================================================



===================================================================================================================
 JUNE 30, 1997                USD      Net Underlying                 Net                   FX                   FX
 (dollars in millions)   value Of             foreign             exposed           gain (loss)          gain (loss)
                              net            currency        long (short)             from 10%             from 10%
                               FX         transaction            currency         appreciation         depreciation
 Currency               contracts           exposures            position               of USD               of USD
-------------------------------------------------------------------------------------------------------------------
 Belgian franc             $  1.6              $  8.1              $ (6.6)                $0.6                $(0.7)
 German mark                  9.0                 9.4                 0.4                   --                   --
 French franc                13.3                11.1                (2.2)                 0.2                 (0.3)
 British pound                1.7                 1.2                (0.4)                  --                   --
 Italian lira                 9.4                10.2                 0.8                   --                   --
 Japanese yen                35.4                34.6                (0.9)                  --                   --
 Others                      41.6                39.0                (2.8)                 0.3                 (0.3)
-------------------------------------------------------------------------------------------------------------------
 Total                     $112.0              $113.6              $(11.7)                $1.1                $(1.3)
===================================================================================================================

Interest Rate Sensitivity
 .........................

A 60-basis-point move in interest rates (10% of the company's weighted-average worldwide interest rate in 1998) affecting the company's floating-rate financial instruments as of June 30, 1998, including both debt obligations and investments, would have an immaterial effect on the company's pretax earnings over the next fiscal year. A 60-basis-point move in interest rates would also have an immaterial effect on the fair value of the company's fixed rate financial instruments as of June 30, 1998. In 1997, an assumed 55-basis-point move in interest rates (10% of the company's weighted-average worldwide interest rate in 1997) was also determined to have an immaterial effect.


YEAR 2000
--------------------------------------------------------------------------------

The company has a comprehensive Year 2000 project designed to identify and assess the risks associated with its information systems, products, operations and infrastructure, suppliers, and customers that are not Year 2000 compliant, and to develop, implement, and test remediation and contingency plans to mitigate these risks. The project comprises four phases: (1) identification of risks, (2) assessment of risks, (3) development of remediation and contingency plans, and (4) implementation and testing.

INFORMATION SYSTEMS. As part of an enterprisewide process reengineering commenced in 1996, the company is replacing a substantial portion of its existing information systems with a fully integrated, enterprisewide information system that it expects will be Year 2000 compliant, and that will support the majority of the company's operations, including major plants in the United States and Europe. This project was undertaken without regard to possible Year 2000 issues and has not been accelerated as a result of Year 2000 issues. Therefore, the company does not expect to record Year 2000-related expenses in connection with the implementation of this system. However, this system will not be fully implemented in certain of the company's locations by the year 2000. A review of the company's information systems for locations where this system will not have been implemented prior to January 1, 2000, has been completed and the company is currently determining the work necessary for the existing systems in these locations to become Year 2000 compliant.

The company uses a standardized enterprise information system in its Asian, Latin American, and certain other locations, and for sales-order and supply-chain activity in certain plants in North America. The company is currently in the process of implementing an upgrade for this system, which is expected to be Year 2000 compliant, and expects this upgrade to be completed by mid calendar year 1999. Testing of all information systems will be conducted over the next year. The company's Electronic Data Interchange applications (through which the company communicates business transactions with certain of its customers and suppliers) will be converted to be Year 2000 compliant by the end of calendar year 1998. The company is also actively reviewing its hardware and systems infrastructure, such as networks, to attempt to achieve Year 2000 compliance in order to support the activities described above.

PRODUCTS. The company has assessed the capabilities of most of its products sold to customers and is in the process of developing remediation plans for Year 2000 compliance. Based on the assessments made to date, only a small number of the company's products are affected by Year 2000 issues. The company expects to make the products that it will continue to sell Year 2000 compliant within the next six months and to make upgrades available for certain other products.

OPERATIONS AND INFRASTRUCTURE. Machinery and equipment and other items used in the operations and facilities of the company are currently being assessed for Year 2000 compliance. This assessment is in the beginning stage and is expected to be completed during the first quarter of fiscal 1999.

SUPPLIERS. The company is also in the process of evaluating its supplier base to determine whether Year 2000 issues affecting suppliers will adversely impact the company's operations. To mitigate this risk, the company has contacted its suppliers to assess their Year 2000 readiness and will continue to monitor the progress of its key suppliers. The company has a limited number of key suppliers and expects to have the assessment of these key suppliers completed during the next six months.

CUSTOMERS. The company established a Global Year 2000 Desk at its headquarters in California to handle all customer requests for compliance, survey, and other general information related to its Year 2000 Programs.

GENERAL AND RISK FACTORS. The company's Year 2000 project is currently in the assessment phase and, with respect to certain information systems and products, in the remediation phase. The company believes that its greatest potential risks are associated with its information systems and systems embedded in its operations and infrastructure. The company is at the beginning stage of assessments for its operations and infrastructure, and cannot predict whether significant problems will be identified. The company has not yet determined the extent of contingency planning that may be required. Based on the status of the assessments made and remediation plans developed to date, the company is not in a position to state the total cost of remediation of all Year 2000 issues. Costs identified to date have not been material. The company does not currently expect the total costs to be material, and it expects to be able to fund the total costs through operating cash flows. However, the company has not yet completed its assessments, developed remediation for all problems, developed any contingency plans, or completely implemented or tested any of its remediation plans.

As the Year 2000 project continues, the company may discover additional Year 2000 problems, may not be able to develop, implement, or test remediation or contingency plans, or may find that the costs of these activities exceed current expectations and become material. In many cases, the company is relying on assurances from suppliers that new and upgraded information systems and other products will be Year 2000 compliant. The company plans to test such third-party products, but cannot be sure that its tests will be adequate or that, if problems are identified, they will be addressed by the supplier in a timely and satisfactory way.

Because the company uses a variety of information systems and has additional systems embedded in its operations and infrastructure, the company cannot be sure that all of its systems will work together in a Year 2000-compliant fashion. Furthermore, the company cannot be sure that it will not suffer business interruptions, either because of its own Year 2000 problems or those of its customers or suppliers whose Year 2000 problems may make it difficult or impossible for them to fulfill their commitments to the company. If the company fails to satisfactorily resolve Year 2000 issues related to its products in a timely manner, it could be exposed to liability to third parties.

The company is continuing to evaluate Year 2000-related risks and corrective actions. However, the risks associated with the Year 2000 problem are pervasive and complex; they can be difficult to identify and to address, and can result in material adverse consequences to the company. Even if the company, in a timely manner, completes all of its assessments, identifies and tests remediation plans believed to be adequate, and develops contingency plans believed to be adequate, some problems may not be identified or corrected in time to prevent material adverse consequences to the company.

[PAGE 16 INTENTIONALLY OMITTED. SEE FORWARD-LOOKING STATEMENTS AND RISK FACTORS SECTION AT THE END OF ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS IN THIS FORM 10-K.]

REPORT OF MANAGEMENT
--------------------------------------------------------------------------------

Responsibility for the preparation, integrity, and objectivity of the financial information presented in this annual report rests with Raychem management. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, applying certain estimates and judgments as required.

Raychem maintains a system of internal accounting controls designed to be cost-effective while providing reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and properly recorded in the financial records. Internal control-effectiveness is supported through written communication of policies and procedures, careful selection and training of personnel, quarterly financial reviews with divisions and major subsidiaries, and audits by a professional staff of internal auditors. The company's control environment is further enhanced through a formal Statement of Corporate Values, which sets standards of professionalism and integrity for employees worldwide.

PricewaterhouseCoopers LLP, independent accountants, are retained to audit Raychem's financial statements. Their accompanying report is based on an audit conducted in accordance with generally accepted auditing standards, including a review of financial controls and tests of accounting procedures and records as deemed necessary.

The Audit Committee of the Board of Directors is composed solely of nonemployee directors and is responsible for recommending to the board the independent accounting firm to be retained for the coming year, subject to stockholder approval. The Audit Committee meets periodically and privately with the independent accountants, with our internal auditors, and with Raychem management, to review accounting, auditing, financial control, and financial reporting matters.




/s/ RICHARD A. KASHNOW                           /s/ RAYMOND J. SIMS
-----------------------                          -------------------------
Richard A. Kashnow                               Raymond J. Sims
President and                                    Senior Vice President and
Chief Executive Officer                          Chief Financial Officer

--------------------------------------------------------------------------------


REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------


[PRICEWATERHOUSECOOPERS LOGO]


To the Board of Directors and Stockholders of Raychem Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, cash flows, and stockholders' equity present fairly, in all material respects, the financial position of Raychem Corporation and its subsidiaries at June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/S/ PRICEWATERHOUSECOOPERS LLP
San Jose, California
July 15, 1998, except as to the
second paragraph of the "Contingencies"
footnote, which is as of August 10, 1998

CONSOLIDATED BALANCE SHEET


================================================================================================================================
JUNE 30
(in thousands except share data)                                                                            1998            1997
--------------------------------------------------------------------------------------------------------------------------------
Assets
--------------------------------------------------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                                                                           $   92,667      $   86,583
  Accounts receivable, net of allowances for doubtful accounts of $9,731 and $8,797, respectively        325,039         339,142
  Inventories:
    Raw materials                                                                                         90,874          82,008
    Work in process                                                                                       64,143          54,677
    Finished goods                                                                                       123,931         111,154
                                                                                                     ---------------------------
  Total inventories                                                                                      278,948         247,839
  Prepaid taxes                                                                                           38,350          42,998
  Other current assets                                                                                   110,593          89,541
--------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                     845,597         806,103
--------------------------------------------------------------------------------------------------------------------------------
Property, plant, and equipment:
  Land                                                                                                    29,861          35,706
  Buildings                                                                                              351,810         348,836
  Machinery and equipment                                                                                718,753         689,528
  Leasehold improvements                                                                                  47,499          44,607
                                                                                                     ---------------------------
Total property, plant, and equipment                                                                   1,147,923       1,118,677
  Less accumulated depreciation and amortization                                                         668,737         645,229
--------------------------------------------------------------------------------------------------------------------------------
Net property, plant, and equipment                                                                       479,186         473,448
--------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets                                                                                      186,595         136,325
--------------------------------------------------------------------------------------------------------------------------------
Other assets                                                                                             107,977          93,384
--------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                          $1,619,355      $1,509,260
================================================================================================================================


Liabilities and Stockholders' Equity
--------------------------------------------------------------------------------------------------------------------------------
Current liabilities:
  Notes payable to banks                                                                              $  181,284      $   54,063
  Accounts payable                                                                                        82,901          88,625
  Compensation and benefits                                                                               56,878          87,735
  Other accrued liabilities                                                                               88,914         102,861
  Income taxes                                                                                            62,871          40,598
  Current maturities of long-term debt                                                                     6,574           5,752
--------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                                479,422         379,634
--------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                           151,488         164,004
--------------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities                                                                                  27,762          25,827
--------------------------------------------------------------------------------------------------------------------------------
Other long-term liabilities                                                                               92,257          86,017
--------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                                         8,784           8,759
--------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (see notes)
--------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
  Preferred Stock, $1.00 par value
    Authorized: 15,000,000; Issued: none                                                                      --              --
  Common Stock, $1.00 par value
    Authorized: 150,000,000 and 144,300,000 shares, respectively
    Issued: 90,028,103 and 90,089,030 shares, respectively                                                90,028          90,089
  Additional contributed capital                                                                         425,477         368,164
  Retained earnings                                                                                      665,753         540,623
  Currency translation                                                                                   (30,808)         (9,336)
  Treasury Stock, at cost (7,144,399 and 4,164,846 shares, respectively)                                (290,320)       (143,106)
  Other                                                                                                     (488)         (1,415)
--------------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                               859,642         845,019
--------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                            $1,619,355      $1,509,260
================================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS


===================================================================================================================================
YEARS ENDED JUNE 30
(in thousands except share data)                                                                  1998          1997           1996
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                                    $1,798,456    $1,764,706     $1,671,561
Cost of goods sold                                                                             930,274       880,928        815,352
Research and development expense                                                               108,234       119,336        122,137
Selling, general, and administrative expense                                                   470,207       492,879        508,206
Provision for restructuring and divestitures                                                    27,591        52,812         43,571
Loss on minority investment                                                                     11,973            --             --
Loss on reorganization/formation of Ericsson Raynet joint venture and other Raynet items            --            --          2,103
Equity in net losses of affiliated companies                                                        --            --         27,280
Interest expense, net                                                                           12,488         4,651          9,631
Other expense (income), net                                                                      5,094       (13,640)        (2,849)
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                                     232,595       227,740        146,130
Provision (benefit) for income taxes                                                            53,496       (25,604)        (1,782)
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                  $  179,099    $  253,344     $  147,912
===================================================================================================================================
Earnings per share--basic                                                                   $     2.12    $     2.85     $     1.67
Average number of shares outstanding--basic                                                 84,586,598    88,955,076     88,722,248
-----------------------------------------------------------------------------------------------------------------------------------
Earnings per share--assuming dilution                                                       $     2.07    $     2.77     $     1.61
Average number of shares outstanding--assuming dilution                                     86,475,681    91,513,208     91,996,236
===================================================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS



=======================================================================================================================
 YEARS ENDED JUNE 30
 (in thousands)                                                                            1998        1997        1996
-----------------------------------------------------------------------------------------------------------------------
 Cash flows from operating activities:
   Net income                                                                         $ 179,099   $ 253,344   $ 147,912
   Adjustments to reconcile net income to net cash provided by operating activities:
     Provision for restructurings and divestitures, net of payments                       6,969      28,510      26,992
     Loss on minority investment                                                         11,973          --          --
     Loss on reorganization/formation of Ericsson Raynet joint venture                       --          --       2,103
     Equity in net losses of affiliated companies                                            --          --      27,280
     Net loss (gain) on sale of intellectual property and other assets                      340     (21,027)        108
     Depreciation and amortization                                                       81,535      78,557      79,427
     Deferred income tax benefit                                                         (4,850)    (84,522)    (45,353)
     Tax benefit related to employee stock options                                       59,921          --          --
     Changes in certain assets and liabilities, net of effects from restructuring and divestitures, and joint venture reorganization/formation:
         Accounts receivable                                                             (2,689)    (38,947)    (18,375)
         Inventories                                                                    (45,737)    (24,013)     (9,380)
         Accounts payable and accrued liabilities                                       (39,367)     (6,211)      7,761
         Income taxes                                                                   (36,771)     13,248      12,537
         Other assets and liabilities                                                    (2,821)     30,330      (6,564)
-----------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                            207,602     229,269     224,448
-----------------------------------------------------------------------------------------------------------------------
 Cash flows from investing activities:
   Investment in property, plant, and equipment                                        (104,672)    (90,485)    (78,589)
   Disposition of property, plant, and equipment                                          5,795       6,934       3,973
   Proceeds from sale of investments and other                                               --      33,538       7,443
   Investments in and advances to affiliated companies                                  (15,300)    (10,152)    (34,076)
-----------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                               (114,177)    (60,165)   (101,249)
-----------------------------------------------------------------------------------------------------------------------
 Cash flows from financing activities:
   Net proceeds from short-term debt                                                    131,161       9,741       7,618
   Proceeds from long-term debt                                                          15,396      39,090     119,277
   Payments of long-term debt                                                           (22,609)   (138,479)   (108,802)
   Common Stock repurchased                                                            (239,379)   (246,964)    (95,184)
   Common Stock issued under employee benefit plans                                      57,533      61,999      81,378
   Proceeds from repayments of stockholder notes receivable                                 770         383         428
   Cash dividends                                                                       (25,479)    (21,379)    (16,038)
-----------------------------------------------------------------------------------------------------------------------
   Net cash used in financing activities                                                (82,607)   (295,609)    (11,323)
-----------------------------------------------------------------------------------------------------------------------
 Effect of exchange rate changes on cash and cash equivalents                            (4,734)    (11,027)     (5,828)
-----------------------------------------------------------------------------------------------------------------------
 Increase (decrease) in cash and cash equivalents                                         6,084    (137,532)    106,048
 Cash and cash equivalents at beginning of year                                          86,583     224,115     118,067
-----------------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents at end of year                                             $  92,667   $  86,583   $ 224,115
=======================================================================================================================
 Supplemental Disclosures
 Cash paid for:
   Interest (net of amounts capitalized)                                              $  16,026   $  16,116   $  20,312
   Income taxes (net of refunds)                                                         34,729      47,413      29,436
=======================================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY



==================================================================================================================================
                                                             ADDITIONAL
                                                     COMMON CONTRIBUTED   RETAINED    CURRENCY    TREASURY
(in thousands except share data)                      STOCK     CAPITAL   EARNINGS TRANSLATION       STOCK       OTHER       TOTAL
----------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1995                               $87,795    $336,229   $272,657    $ 61,946   $  (8,330)    $  (639)  $ 749,658
==================================================================================================================================
Net income                                               --          --    147,912          --          --          --     147,912
Common Stock issued, net of
  retirements (1,987,212 shares)                      1,987      27,746         --          --          --          --      29,733
Cash dividends ($0.18 per share of Common Stock)         --          --    (16,038)         --          --          --     (16,038)
Currency translation                                     --          --         --     (36,809)         --          --     (36,809)
Treasury Stock purchased (3,000,000 shares),
  net of issuances (3,221,774 shares)                    --          --    (42,655)         --        (300)         --     (42,955)
Unrealized gain on available-for-sale
  marketable securities                                  --          --         --          --          --       9,861       9,861
Other                                                    --          --         --          --          --        (156)       (156)
----------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1996                                89,782     363,975    361,876      25,137      (8,630)      9,066     841,206
==================================================================================================================================
Net income                                               --          --    253,344          --          --          --     253,344
Common Stock issued, net of
  retirements (307,268 shares)                          307       4,189         --          --          --          --       4,496
Cash dividends ($0.24 per share of Common Stock)         --          --    (21,379)         --          --          --     (21,379)
Currency translation                                     --          --         --     (34,473)         --          --     (34,473)
Treasury Stock purchased (6,800,000 shares),
  net of issuances (2,866,660 shares)                    --          --    (53,218)         --    (134,476)         --    (187,694)
Unrealized loss on available-for-sale
  marketable securities                                  --          --         --          --          --      (9,097)     (9,097)
Other                                                    --          --         --          --          --      (1,384)     (1,384)
----------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1997                                90,089     368,164    540,623      (9,336)   (143,106)     (1,415)    845,019
==================================================================================================================================
Net income                                               --          --    179,099          --          --          --     179,099
Retirement of Common Stock (60,927 shares)              (61)     (2,608)        --          --          --          --      (2,669)
Cash dividends ($0.30 per share of Common Stock)         --          --    (25,479)         --          --          --     (25,479)
Currency translation                                     --          --         --     (21,472)         --          --     (21,472)
Treasury Stock purchased (5,700,000 shares),
  net of issuances (2,720,442 shares)                    --          --    (28,490)         --    (147,214)         --    (175,704)
Unrealized gain on available-for-sale
  marketable securities                                  --          --         --          --          --       3,266       3,266
Tax benefit related to employee stock options            --      59,921         --          --          --          --      59,921
Other                                                    --          --         --          --          --      (2,339)     (2,339)
----------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1998                               $90,028    $425,477   $665,753    $(30,808)  $(290,320)    $  (488)  $ 859,642
==================================================================================================================================



See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NATURE OF OPERATIONS
--------------------------------------------------------------------------------

Raychem Corporation, founded in 1957, is a broadly based materials science company serving both domestic and international markets. The company utilizes its expertise in materials science, electronics, and process engineering to develop, manufacture and market a variety of high-performance products for electronics original equipment manufacturers (OEMs), and telecommunications, energy and industrial applications. The terms "company" or "Raychem" mean Raychem Corporation and its consolidated subsidiaries.


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

Basis of Consolidation
 ......................

The consolidated financial statements include the accounts of all wholly owned and majority owned subsidiaries and entities of which the company has control. Investments in entities of which the company owns between 20% and 50% and entities on which the company has the ability to exercise significant influence but not control are accounted for under the equity method. Other investments are accounted for using the cost method. All significant intercompany accounts and transactions are eliminated.


Foreign Currency Translation
 ............................

Assets and liabilities of operations outside the United States, except for operations in highly inflationary economies, are translated into U.S. dollars using the exchange rate in effect at each period end. Revenues and expenses are translated at the average exchange rate prevailing during the period. The effects of foreign currency translation adjustments arising from differences in exchange rates from period to period are deferred and included as a component of "Stockholders' equity." The effects of foreign currency transactions, and of remeasuring the financial position and results of operations into the functional currency, are included in "Other expense (income), net."


Cash Equivalents
 ................

All highly liquid investments with a maturity of three months or less at the date of purchase are classified as cash equivalents.


Inventories
 ...........

Inventories are stated at the lower of cost or market. Cost is determined principally using the first-in, first-out method and includes materials, direct and indirect labor, and manufacturing overhead.


Property, Plant, and Equipment
 ..............................

Property, plant, and equipment are carried at cost. Property, plant, and equipment are depreciated over the estimated useful lives of the individual assets and, for leasehold improvements, over the terms of their respective leases, if shorter. The estimated useful lives of major classes of depreciable assets are as follows:


--------------------------------------------------------------------------------
 Buildings and improvements       10-45 years
 Machinery and equipment          3-10 years
 Leasehold improvements           Term of lease or life of asset
--------------------------------------------------------------------------------


Intangible Assets
 .................

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


Revenue Recognition
 ...................

Revenue from product sales is recognized when the earnings process is complete. This generally occurs at the time product is shipped. Other revenues are principally from licensing and royalty arrangements and are recognized according to the terms of the specific agreements.


Environmental Costs
 ...................

Environmental liabilities are recorded when environmental assessments and/or remedial efforts are probable and the cost can be reasonably estimated.


Income Taxes
 ............

Deferred income taxes result primarily from temporary differences between financial reporting and tax reporting. Determination of deferred tax assets and liabilities is based on the difference between the financial statement bases and tax bases of assets and liabilities, using enacted tax rates.


Earnings Per Share
 ..................

The company has adopted and retroactively applied the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128) for all periods presented. FAS 128 requires the company to report both basic earnings per share, which is computed by dividing net income by the weighted-average number of common shares outstanding, and diluted earnings per share, which is computed by dividing net income by the weighted-average number of common shares outstanding and dilutive potential common shares outstanding.

Treasury Stock
 ..............

In December 1994, the board of directors authorized the repurchase, at management's discretion, of up to 3 million shares of the company's stock during any one fiscal year. In April 1996, the board of directors increased this authorization to repurchase up to 4 million shares of the company's stock during any one fiscal year, effective July 1, 1996. In April 1997, the board of directors further increased this authorization to repurchase up to 6 million shares of the company's stock during any rolling 12-month period commencing on or after April 16, 1997. In July 1997, the board of directors modified its share repurchase authorization. Commencing with fiscal 1998, management is permitted, at its discretion, to repurchase up to $300 million of the company's stock during any fiscal year. Shares repurchased under the board of directors' authorization are used to offset the dilution caused by the company's employee stock purchase and stock option plans. The company's repurchases of shares of Common Stock are recorded as "Treasury Stock" and result in a reduction of "Stockholders' equity." When treasury shares are reissued, the company uses a first-in, first-out method and the excess of repurchase cost over reissuance price is treated as a reduction of "Retained earnings."


Accounting for Stock-Based Compensation
 .......................................

The company accounts for employee stock-based compensation using the intrinsic value method of accounting prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The company provides pro forma disclosures of net income and earnings per share as required under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). FAS 123 encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments based on the fair-value method of accounting. See "Stock" in the notes to consolidated financial statements for pro forma disclosures in accordance with FAS 123.


New Accounting Standards
 ........................

In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS
130). FAS 130 establishes standards for reporting and displaying comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. "Comprehensive income" as defined includes all changes in equity (net assets) during a period from nonowner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments, unrealized gain/loss on available-for-sale securities, and mark-to-market adjustments on hedging activities. The disclosures prescribed by FAS 130 must be made beginning with the first quarter of fiscal 1999.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS
131). This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The company is in the process of reassessing current business segment reporting to determine if changes in reporting will be required in adopting this new standard. The disclosures prescribed by FAS 131 will first be adopted in the company's 1999 annual report.

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives should be reported in the statement of operations or as a deferred item, depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the derivative must be highly effective in achieving offsetting changes in fair value or cash flows of the hedged items during the term of the hedge. The company plans to adopt FAS 133 in the first quarter of fiscal 2000 and has not yet determined the effect, if any, of adopting the new standard.


Use of Estimates
 ................

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.


Financial Presentation
 ......................

Certain prior-year amounts have been reclassified to conform with the 1998 financial statement presentation.

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

The company operates in more than 85 countries worldwide, with approximately two-thirds of its revenues occurring outside the United States. The company attempts to limit its exposure to changing foreign currency exchange rates through both operational and financial market actions. The company manufactures its products in a number of locations around the world, and hence has a cost base that is well diversified over a number of European and Asian currencies as well as the U.S. dollar. This diverse base of local currency costs serves to partially counterbalance the income effect of potential changes in the value of the company's local currency denominated revenues. Also, the company denominates its third-party export sales in U.S. dollars, whenever possible.


Forward Foreign Exchange Contracts
 ..................................

Short-term exposures to changing foreign currency exchange rates are managed by financial market transactions, principally through the purchase of forward foreign exchange contracts with maturities of six months or less, to offset the earnings and cashflow impact of the nonfunctional currency denominated receivables and payables. Forward foreign exchange contracts are denominated in the same currency as the receivable or payable being covered, and the term of the forward foreign exchange contract matches the term of the underlying receivable or payable. Forward foreign exchange contracts are revalued monthly at balance sheet foreign exchange translation rates, and the resultant realized and unrealized gains and losses are included in "Other expense (income), net." The company is subject to credit risk exposure from nonperformance by the counterparties to these transactions, typically large international financial institutions.

Net gains and losses from forward foreign exchange contracts used to cover receivables and payables totaled a $12 million gain, a $3 million loss, and a $5 million gain for the years ended June 30, 1998, 1997, and 1996, respectively. The company incurred total net foreign exchange losses of none, $2 million and $1 million for 1998, 1997, and 1996, respectively. The net amount of foreign exchange exposure covered was $158 million and $112 million at June 30, 1998 and 1997, respectively. The company covers exposures that arise from trade and intercompany receivables and payables, intercompany loans, and other firm commitments in nonfunctional currencies. These exposures (percent of net contract value) are primarily in Japanese yen (25%), Spanish pesetas (23%), French francs (11%), Belgian francs (10%), German marks (7%), and Italian lire (6%).

The company does not cover nonfunctional currency translation and transaction exposures in countries whose currencies do not have a liquid, cost-effective forward market available for hedging. Such exposures at June 30, 1998, included $12 million of net intercompany payables in nonfunctional currencies and $8 million of net monetary assets in foreign countries with the U.S. dollar as functional currency.

The company has periodically entered into forward foreign exchange contracts to hedge a portion of its equity in foreign subsidiaries. The gains and losses on these contracts were included in "Currency translation" as a component of "Stockholders' equity." There were no such hedges of foreign equity outstanding at June 30, 1998 and 1997.


Concentrations of Credit Risk
 .............................

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

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the company's customer base and their dispersion across many different industries and countries. Credit risk to certain countries is further limited through the use of irrevocable letters of credit and bank guarantees. As of June 30, 1998 and 1997, the company had no significant concentrations of credit risk.


Fair Value of Financial Instruments
 ...................................

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


==================================================================================================================================
JUNE 30                                                                         1998                             1997
                                                                        -------------------------       -------------------------
ASSET (LIABILITY)                                                        CARRYING            FAIR        Carrying            Fair
(IN THOUSANDS)                                                             AMOUNT           VALUE          amount           value
----------------------------------------------------------------------------------------------------------------------------------
Long-term debt, including current maturities, and accrued interest
  of $3,651 and $2,998 in 1998 and 1997, respectively                   $(161,713)      $(165,270)      $(172,754)      $(173,477)
----------------------------------------------------------------------------------------------------------------------------------
Forward foreign exchange contracts included in:
  Other current assets                                                        840             840             694             694
  Other accrued liabilities                                                (1,127)         (1,127)           (463)           (463)
==================================================================================================================================

MARKETABLE SECURITIES
--------------------------------------------------------------------------------

Marketable securities are classified as available for sale and carried at fair value as determined by quoted market prices. The aggregate fair value of the marketable securities held at June 30, 1998 and 1997, was $12 million and $6 million, respectively. Gross unrealized holding gains were $7 million and $1 million as of June 30, 1998 and 1997, respectively, and are included as a separate component of "Stockholders' equity."


PENSIONS AND OTHER POSTRETIREMENT BENEFITS
--------------------------------------------------------------------------------

The company has adopted and retroactively applied the requirements of Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (FAS 132) to all periods presented. FAS 132 revises employers' disclosures of pensions and other postretirement benefit plans; however, it does not change measurement or recognition of the costs of those plans.

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

In July 1997, the company amended its U.S. defined benefit pension plan by converting it from a career-average-pay plan to a final-pay plan. The amendment generated an unrecognized prior service cost of $7 million.

In July 1997, the company amended its 401(k) pension plan. The company's contribution to this plan is based upon the amount of the employees' contribution to the plan. The cost of this plan in fiscal 1998 was approximately $3 million.



=============================================================================================================================
                                                                        PENSION BENEFITS
                                                        ---------------------------------------------
 AS OF AND FOR THE YEARS ENDED JUNE 30                        U.S. PLANS            NON-U.S. PLANS          OTHER BENEFITS
                                                        ---------------------   ---------------------   ---------------------
 (in thousands)                                              1998        1997        1998        1997        1998        1997
-----------------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year                  $136,534    $133,617    $188,969    $167,761     $ 2,904     $ 3,106
Service cost                                                6,281       6,632       9,900       8,244         145         151
Interest cost                                              10,040       9,902      13,324      13,451         218         233
Amendments                                                     --       7,242          --          --          --          --
Actuarial loss (gain)                                      12,558      (2,449)     15,267       5,563        (663)       (379)
Benefits paid                                             (17,624)    (18,410)     (4,523)     (4,526)        (41)       (207)
Foreign currency translation                                   --          --      (5,999)     (1,524)         --          --
-----------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                        $147,789    $136,534    $216,938    $188,969     $ 2,563     $ 2,904
=============================================================================================================================
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year           $131,737    $122,169    $172,430    $142,693     $    --     $    --
Actual return on plan assets                               15,843      24,909      38,013      21,145                      --
Employer contributions                                     11,124       3,069       8,153       7,308          41         207
Benefits paid                                             (17,624)    (18,410)     (4,523)     (4,526)        (41)       (207)
Foreign currency translation                                   --          --      (3,323)      5,810          --          --
-----------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                 $141,080    $131,737    $210,750    $172,430     $    --     $    --
=============================================================================================================================
FUNDED STATUS OF THE PLAN
Benefit obligation in excess of plan assets              $ (6,709)   $ (4,797)   $ (6,188)   $(16,539)    $(2,563)    $(2,904)
Unrecognized actuarial loss (gain)                          2,746      (5,813)    (42,533)    (35,266)     (1,386)       (770)
Unrecognized net liability (asset)                            554         583      (5,137)     (6,758)         --          --
Unrecognized prior service cost                            18,710      21,743       2,378       2,622          --          --
-----------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                    $ 15,301    $ 11,716    $(51,480)   $(55,941)    $(3,949)    $(3,674)
=============================================================================================================================
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET
  CONSIST OF:
    Prepaid (accrued) benefit cost                       $ 15,301    $ 11,716    $(51,480)   $(55,941)    $(3,949)    $(3,674)
    Accrued benefit liability                              (2,292)     (2,520)         --          --          --          --
    Intangible asset                                        2,292       2,520          --          --          --          --
-----------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                    $ 15,301    $ 11,716    $(51,480)   $(55,941)    $(3,949)    $(3,674)
=============================================================================================================================


The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $62 million, $53 million, and none, respectively, as of June 30, 1998, and $57 million, $49 million, and none, respectively, as of June 30, 1997.

The assumptions used to measure the projected benefit obligation and to compute the expected long-term return on assets for the company's defined benefit pension plans are as follows:



=========================================================================================================================
                                                          PENSION BENEFITS
                                            -------------------------------------------------
                                                   U.S. PLANS              NON-U.S. PLANS            OTHER BENEFITS
                                            ----------------------     ----------------------     -----------------------
                                            1998     1997     1996     1998     1997     1996     1998     1997     1996
-------------------------------------------------------------------------------------------------------------------------
WEIGHTED-AVERAGE ASSUMPTIONS
  AS OF JUNE 30
Discount rate                               7.00%    7.75%    7.75%    7.35%    8.15%    8.10%    7.00%    7.75%    7.75%
Expected long-term return on plan assets    9.00%    9.00%    8.50%    8.65%    9.00%    9.05%      --       --       --
Increase in compensation levels             4.25%    4.75%    4.75%    5.00%    5.50%    5.60%      --       --       --
=========================================================================================================================


The following table sets forth the components of net periodic benefit cost:


==================================================================================================================================
                                                              PENSION BENEFITS
                                     -------------------------------------------------------------------
 YEARS ENDED JUNE 30                            U.S. PLANS                        NON-U.S. PLANS                OTHER BENEFITS
                                     -------------------------------    --------------------------------    ----------------------
 (in thousands)                          1998        1997       1996        1998        1997        1996     1998     1997    1996
----------------------------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC
  BENEFIT COST
Service cost                         $  6,281    $  6,632    $ 6,319    $  9,900    $  8,244    $  9,151     $145     $151    $157
Interest cost                          10,040       9,902      9,206      13,324      13,451      14,113      218      233     230
Expected return on plan assets        (11,715)    (10,950)    (8,588)    (14,626)    (13,334)    (11,099)      --       --      --
Amortization of prior service cost      3,031       2,336      2,026         237         240         233       --       --      --
Amortization of transition
  obligation (asset)                       31         (97)    (1,449)     (1,090)     (1,072)     (1,035)      --       --      --
Recognized settlement (gain) loss         (65)       (773)     1,840          --          --          --      (47)      (8)     --
Recognized actuarial (gain) loss          (64)        (15)       602      (1,021)       (943)         --       --       --      --
----------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost            $  7,539    $  7,035    $ 9,956    $  6,724    $  6,586    $ 11,363     $316     $376    $387
==================================================================================================================================

The company provides postretirement health care benefits to U.S. employees who qualify for the company's defined benefit pension plan and retire on or after age 55, until the employees reach age 65. Such benefits are limited to allowing retirees to continue their participation in the company's group medical plan. Eligible retirees pay monthly premiums, thus reducing the cost to the company.

For measurement purposes, a 7% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 5.5% for 2001.

The table below presents the impact of a one-percentage-point increase and a one-percentage-point decrease in the assumed health care cost trend on the total of service and interest cost components and on the postretirement benefit obligation.


================================================================================
 AS OF AND FOR THE YEAR
 ENDED JUNE 30, 1998                           ONE-PERCENTAGE-   ONE-PERCENTAGE-
 (in thousands)                                 POINT INCREASE    POINT DECREASE
--------------------------------------------------------------------------------
Effect on total of service and
  interest cost components                                $ 44            $ (39)
--------------------------------------------------------------------------------
Effect on postretirement
  benefit obligation                                      $238            $(209)
================================================================================

DEBT STRUCTURE
--------------------------------------------------------------------------------


Long-Term Debt
 ..............

================================================================================
 JUNE 30
 (in thousands)                                              1998           1997
--------------------------------------------------------------------------------
 2.20% to 9.66% notes payable to banks,
   and other debt requiring payments in varying
   amounts, through 2017                                 $ 45,980       $ 53,764
 Secured debt requiring varying semiannual
   payments from January 1997 through
   December 2006 (interest rate fluctuates
   semiannually and was 5.64% at
   June 30, 1998)                                         112,082        115,992
--------------------------------------------------------------------------------
 Total long-term debt                                     158,062        169,756
 Less current maturities                                    6,574          5,752
--------------------------------------------------------------------------------
 Long-term portion                                       $151,488       $164,004
================================================================================

In April 1996, the company entered into a lease financing covering the majority of its manufacturing equipment in the United States. The arrangement is accounted for as 10-year partially amortizing secured debt with interest that varies periodically with LIBOR. The proceeds of approximately $113 million were used in roughly equal portions for prepayment of a portion of outstanding debt and for other corporate purposes.

Long-term debt maturing during the five years subsequent to June 30, 1998, is as follows: 1999--$7 million; 2000--$19 million; 2001--$10 million; 2002--$25 million; 2003--$13 million; and thereafter--$84 million. Assets pledged as security for long-term debt totaled $36 million at June 30, 1998.

In July 1997, a shelf registration was filed with the Securities and Exchange Commission, which provides the company with the ability to issue up to $400 million in debt securities.


Short-Term Debt
 ...............

In September 1996, the company entered into a new syndicated five-year revolving credit agreement providing for borrowings of up to $400 million, which replaced an existing $250 million revolving credit facility. Borrowings under the revolving credit agreement bear interest at variable spreads over LIBOR. The revolving credit agreement includes covenants that, among other things, specify a maximum leverage limit and a minimum fixed-charge coverage ratio. At June 30, 1998 and 1997, there were $135 million and no borrowings outstanding, respectively, under this credit facility.

In addition to short-term borrowings, lines of credit are used for letters of credit, bank guarantees, and other purposes. The company had no significant compensating balance requirements at June 30, 1998.

Information regarding credit facilities is as follows:


===============================================================================
 June 30
 (dollars in thousands)                                   1998             1997
-------------------------------------------------------------------------------
 Total lines of credit                                $624,252         $631,373
 Available unused credit lines                        $423,610         $567,382
-------------------------------------------------------------------------------
 Worldwide weighted average interest rate,
   short-term debt                                         5.9%             5.5%
===============================================================================

STOCK
--------------------------------------------------------------------------------


Stock Split
 ...........

In November 1997, the stockholders approved an increase in the authorized Common Stock to 150 million shares and a two-for-one stock split of the company's outstanding Common Stock. All share and per share data have been restated to reflect the stock split.


Employee Stock Purchase Plans
 .............................

The company's employee stock purchase plans provide that eligible employees may contribute up to 15% of their base earnings toward the quarterly purchase of the company's Common Stock. The employees' purchase price is derived from a formula based on the fair market value of the Common Stock. No compensation expense is recorded in connection with the plans. Shares issued under the plans were 699,000 in 1998, 922,000 in 1997, and 1,534,000 in 1996. At June 30, 1998, a
total of 3,882 of the 8,229 eligible employees were participants in the plans.

In November 1995 and 1996, the stockholders approved plan amendments to increase issuable shares by 2,000,000, each year. The total number of shares reserved for future issuance under the plans was 2,311,000 at June 30, 1998.


Stock Option and Incentive Plans
 ................................

The company has various stock option and management incentive plans for selected employees, officers, directors, and consultants. The plans provide for awards in the form of stock options, restricted stock, and performance shares. As of June 30, 1998, only stock options and restricted stock had been awarded under the plans. Options to purchase Common Stock have been granted at no less than fair market value on the date of grant. Substantially all of these options have a 10-year term and vest over a four-year period.

In November 1995 and 1996, the stockholders approved amendments to the 1990 Incentive Plan to increase the aggregate number of shares issuable under the plan by 2,500,000 and 5,600,000, respectively. Also, in November 1996, the stockholders approved an amendment to the 1990 Incentive Plan to increase the limit on shares that may be granted to any one individual in any one year to 1,000,000 and to include performance shares within that limit.

During 1998, 81,700 shares of restricted stock were awarded under the 1990 Incentive Plan. Of these shares, 1,500 shares were forfeited and the balance of 80,200 shares remains outstanding at June 30, 1998. The difference between par value and fair market value on the date the restricted stock was awarded will be amortized over the three-year restriction period as compensation expense. Approximately $1 million of compensation expense was recognized during 1998 related to restricted stock. During 1997, 34,400 shares of restricted stock were issued under the 1990 Incentive Plan, resulting in compensation expense totaling $0.3 million. During 1996, 75,000 shares of restricted stock were issued under the 1990 Incentive Plan, resulting in compensation expense totaling $1.7 million.

At June 30, l998, 1,019 optionees held options for the purchase of Common Stock with expiration dates occurring between July 28, 1998 and June 30, 2008, with an average exercise price of $31 a share.

The following table summarizes the company's option activity during the years ending June 30, 1998, 1997, and 1996:


============================================================================================================================
                                                    1998                        1997                       1996
                                             -------------------------------------------------------------------------------
                                                            WEIGHTED                    Weighted                    Weighted
OPTION SHARES, JUNE 30                                       AVERAGE                     average                     average
(in thousands except exercise price)         SHARES   EXERCISE PRICE     Shares   exercise price     Shares   exercise price
----------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year              8,950        $   24.30      9,630        $   19.69     11,176        $   16.87
Granted                                       2,499        $   46.11      2,030        $   38.78      2,886        $   25.27
Exercised                                    (1,940)       $   18.54     (2,288)       $   17.57     (3,818)       $   15.74
Canceled                                       (511)       $   32.86       (422)       $   24.90       (614)       $   19.49
----------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                    8,998        $   31.11      8,950        $   24.30      9,630        $   19.69
----------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year                    4,126        $   21.77      4,170        $   18.28      4,590        $   16.94
============================================================================================================================


The weighted-average fair value of options granted in 1998 was $20.14, approximately 44% of the average exercise price of $46.11. The weighted-average fair value of options granted in 1997 and 1996 was $16.04 and $10.67, respectively, approximately 41% and 42% of the respective average exercise prices. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rate of 6.19%, 6.30% and 6.01%; dividend yield of 0.64%, 0.54% and 0.67%; volatility of
35.38%, 29.90% and 32.07%; and expected life of six years for all years.

The following table summarizes information on outstanding and exercisable stock options as of June 30, 1998:


================================================================================================================
                                       OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                     -------------------------------------------------------   ---------------------------------
                                      WEIGHTED AVERAGE              WEIGHTED                            WEIGHTED
                            NUMBER           REMAINING               AVERAGE           NUMBER            AVERAGE
RANGE OF               OUTSTANDING    CONTRACTUAL LIFE              EXERCISE      EXERCISABLE           EXERCISE
EXERCISE PRICES     (IN THOUSANDS)          (IN YEARS)                 PRICE   (IN THOUSANDS)              PRICE
----------------------------------------------------------------------------------------------------------------
$ 2.52-$ 9.92                   54                 6.2                $ 6.07               54             $ 6.07
$10.33-$19.60                2,625                 4.4                $17.19            2,432             $17.13
$19.75-$28.31                1,814                 6.9                $23.22              987             $23.14
$30.63-$38.31                  622                 8.2                $35.87              243             $35.99
$39.56-$47.94                3,883                 8.9                $43.78              410             $39.57
----------------------------------------------------------------------------------------------------------------
$ 2.52-$47.94                8,998                 7.1                $31.11            4,126             $21.77
================================================================================================================

The company has elected to continue to follow APB Opinion No. 25 for accounting for its employee stock options and stock purchase plans. Fair values of the options and employee stock purchase plan shares were calculated using the methodology prescribed by FAS 123.

The pro forma effects of using these fair values are presented below:


===============================================================================
YEARS ENDED JUNE 30
(in thousands except per share data)        1998          1997           1996
-------------------------------------------------------------------------------
AS REPORTED
Net income                              $179,099      $253,344       $147,912
Earnings per share--basic               $   2.12      $   2.85       $   1.67
Earnings per share--assuming dilution   $   2.07      $   2.77       $   1.61
-------------------------------------------------------------------------------
PRO FORMA
Net income                              $151,371      $237,616       $139,641
Earnings per share--basic               $   1.79      $   2.67       $   1.57
Earnings per share--assuming dilution   $   1.75      $   2.60       $   1.52
===============================================================================


EARNINGS PER SHARE
--------------------------------------------------------------------------------

In the second quarter of 1998, the company adopted and retroactively applied the requirements of Statement of Financial Accounting Standards No. 128, "Earnings Per Share," to all periods presented. The following table sets forth the computation of earnings per share--basic and earnings per share--assuming dilution:


===========================================================================================
YEARS ENDED JUNE 30
(in thousands, except per share amounts)                     1998         1997         1996
-------------------------------------------------------------------------------------------
Net income available to stockholders                     $179,099     $253,344     $147,912
===========================================================================================
Shares calculation:
  Average shares outstanding--basic                        84,587       88,955       88,722
  Effect of dilutive securities:
    Potential Common Stock relating to stock options
    and employee stock purchase plan                        1,889        2,558        3,274
-------------------------------------------------------------------------------------------
  Average shares outstanding--assuming dilution            86,476       91,513       91,996
-------------------------------------------------------------------------------------------
Earnings per share--basic                                $   2.12     $   2.85     $   1.67
Earnings per share--assuming dilution                    $   2.07     $   2.77     $   1.61
===========================================================================================

Options to purchase 3,152,000 shares of Common Stock at prices ranging from $38.31 to $47.94 per share were outstanding during 1998, but were not included in the computation of earnings per share--assuming dilution because the options' exercise prices were greater than the average market price of the common shares. The options expire between November 2006 and June 2008.

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

During the fourth quarter of 1998, the company incurred a pretax restructuring charge of $28 million (the 1998 restructuring). The restructuring actions included write-downs of inventory and machinery and equipment of discontinued products and operations, severance costs related to the consolidation of the telecommunications and energy networks segment and the commercial and industrial infrastructure segment, and severance costs associated with moving certain manufacturing facilities to lower-cost locations. Approximately $12 million of the 1998 restructuring charge is cash in nature and is expected to be funded through operating cash flow. The remaining $16 million primarily represents write-downs of inventory and machinery and equipment. As a result of the 1998 restructuring, approximately 130 positions will be eliminated. The 1998 restructuring is expected to be substantially completed by the end of fiscal 1999.

The company incurred a pretax restructuring charge of $53 million in the third quarter of 1997 to implement several streamlining programs and eliminated approximately 500 positions (the 1997 restructuring). A significant portion of the restructuring expenses included severance and asset write-downs for consolidating the Telecom and Electrical Products divisions to achieve greater sales synergies, and to improve manufacturing and product development efficiencies in their cable accessories businesses. Additional one-time costs were incurred to consolidate the Electronics and PolySwitch divisions, to streamline the worldwide operations of the commercial and industrial infrastructure business segment, and to restructure the research and development organization in the United Kingdom. The 1997 restructuring was substantially completed by June 30, 1998. Approximately $36 million of the 1997 restructuring charge was cash in nature and was funded through operating cash flow. The remaining $17 million represented asset write-downs of inventory, facilities, and machinery and equipment related to discontinued products and consolidation of manufacturing and distribution activities. As of June 30, 1998, 382 employees have separated from the company and 71 employees have assumed other positions within the company as a result of the 1997 restructuring.

The core business incurred a pretax restructuring charge of $44 million in the third quarter of 1996 as the company moved to simplify operations and reduce costs (the 1996 restructuring). These actions primarily affected the company's operations in Europe, where its manufacturing and support operations in Belgium, France, and the United Kingdom were reconfigured. In addition, a variety of other restructuring actions at both divisional and corporate levels were implemented throughout Raychem's worldwide organization. The charge, excluding $4 million in net asset write-downs, was cash in nature, substantially paid in 1997, and funded through operating cash flow. Approximately 700 positions were to be eliminated. As of June 30, 1998, 676 employees have separated from the company as a result of the 1996 restructuring.

The following table sets forth components of the company's "Provision for restructuring and divestitures" for the years ended June 30, 1998, 1997, and 1996:


================================================================================================================================
PROVISION FOR RESTRUCTURING AND DIVESTITURES
YEARS ENDED JUNE 30                                    EMPLOYEE           ASSET
(in thousands)                                            COSTS     WRITE-DOWNS           LEASES           OTHER           TOTAL
--------------------------------------------------------------------------------------------------------------------------------
1998
  Employee severance and related costs                  $12,161         $    --             $ --          $   --         $12,161
  Discontinued products                                      --           6,168               --              --           6,168
  Machinery and equipment write-downs                        --           5,457               --              --           5,457
  Contractual obligations                                    --              --               --           1,850           1,850
  Other                                                      --              --               89           1,866           1,955
--------------------------------------------------------------------------------------------------------------------------------
Total 1998                                              $12,161         $11,625             $ 89          $3,716         $27,591
================================================================================================================================
1997
  Employee severance and related costs                  $35,533         $    --             $ --          $   --         $35,533
  Discontinued products                                      --           4,806               --              --           4,806
  Machinery and equipment write-downs                        --           5,075               --              --           5,075
  Vacated buildings                                          --           6,798              600              --           7,398
--------------------------------------------------------------------------------------------------------------------------------
Total 1997                                              $35,533         $16,679             $600          $   --         $52,812
================================================================================================================================
1996
  Employee severance                                    $37,907         $    --             $ --          $   --         $37,907
  Assets to be sold                                          --           5,887               --              --           5,887
  Discontinued products                                      --             250               --              --             250
  Vacated buildings                                          --              --              821              --             821
  Other                                                      --              --               --             615             615
  Adjustment to prior year reserves                          --          (2,470)              --             561          (1,909)
--------------------------------------------------------------------------------------------------------------------------------
Total 1996                                              $37,907         $ 3,667             $821          $1,176         $43,571
================================================================================================================================

The following table sets forth the company's restructuring reserves as of June 30, 1996, 1997, and 1998:


-----------------------------------------------------------------------------------------------------------------------------
RESTRUCTURING RESERVES                               EMPLOYEE           ASSET
(in thousands)                                          COSTS     WRITE-DOWNS          LEASES           OTHER           TOTAL
-----------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1995                                $  2,162        $     --           $  --         $ 1,015        $  3,177
-----------------------------------------------------------------------------------------------------------------------------
  Provision for restructuring and divestitures         37,907           3,667             821           1,176          43,571
  Cash payments                                       (15,442)             --             (30)         (1,425)        (16,897)
  Noncash items                                          (894)         (2,621)             36             (66)         (3,545)
-----------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1996                                  23,733           1,046             827             700          26,306
-----------------------------------------------------------------------------------------------------------------------------
Provision for restructuring and divestitures           35,533          16,679             600              --          52,812
  Cash payments                                       (23,432)             --            (372)           (498)        (24,302)
  Noncash items                                        (3,815)        (15,889)           (384)            103         (19,985)
-----------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1997                                  32,019           1,836             671             305          34,831
-----------------------------------------------------------------------------------------------------------------------------
Provision for restructuring and divestitures           12,161          11,625              89           3,716          27,591
  Cash payments                                       (19,303)             --            (646)           (673)        (20,622)
  Noncash items                                        (2,559)           (399)            (25)             --          (2,983)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE JUNE 30, 1998                                $ 22,318        $ 13,062           $  89         $ 3,348        $ 38,817
=============================================================================================================================


LOSS ON MINORITY INVESTMENT
--------------------------------------------------------------------------------

In the third quarter of 1998, the company recorded a nonrecurring, noncash charge of $12 million ($9 million after tax) reflecting the write-off of goodwill, cash advances, and other assets related to its minority investment in Superconducting Core Technologies, Inc. (SCT). SCT ceased commercial operations in early March 1998 due to insufficient funding to support future cash-flow needs.


ERICSSON RAYNET
--------------------------------------------------------------------------------

Formation of Ericsson Raynet Joint Venture
 ..........................................

In November 1994, the company and LM Ericsson (Ericsson), a Swedish telecommunications company, formed a joint venture for the development, manufacture, and marketing of fiber-optic communications systems for telephone access networks worldwide. The joint venture, called "Ericsson Raynet," took over the operations of the company's Raynet subsidiary.

BellSouth Enterprises Inc. (BSE) had financed a portion of the software development work at Raynet and held a royalty interest in the software related revenues of Raynet. The royalty was based on a variable rate subject to meeting certain annual royalty payment levels. With the creation of the joint venture, this royalty payment was reconfigured. Raychem paid BSE $10 million in 1996. Raychem agreed to make other royalty payments to BSE contingent upon the revenues and earnings performance of the joint venture.


Amendment to Ericsson Raynet Joint Venture
 ..........................................

During the third quarter of fiscal 1996, Raychem and Ericsson amended their joint venture agreement. Raychem's equity in net loss of $30 million for the year ended June 30, 1996, represents its share of Ericsson Raynet losses through December 31, 1995. Effective January 1, 1996, Raychem no longer shares in ongoing operating losses of the joint venture (other than potential warranty claims if they are in excess of reserves that have been previously established). Through December 31, 2000, Raychem may receive a modest income allocation from the venture. BSE is entitled to receive a portion of any income or distributions that Raychem receives. The reorganization of Ericsson Raynet resulted in a $2 million pretax charge in 1996 that was included in the line item "Loss on reorganization/formation of Ericsson Raynet joint venture and other Raynet items."


Revolving Credit Agreement
 ..........................

In January 1995, the company entered into a revolving credit agreement with Ericsson Raynet. In 1996, the company made advances to Ericsson Raynet of $23 million under this credit agreement, bringing the amount due to the company to $27 million. As a result of the reconfiguration of the Ericsson Raynet joint venture, Raychem converted the amount due under the revolving credit agreement to capital. Raychem subsequently terminated the revolving credit agreement.

INTEREST
--------------------------------------------------------------------------------

Interest expense, net, consisted of the following components:

===========================================================================
 YEARS ENDED JUNE 30
 (in thousands)                        1998            1997            1996
---------------------------------------------------------------------------
 Interest expense incurred         $ 17,562        $ 12,455        $ 19,216
 Interest expense capitalized          (883)           (393)           (660)
 Interest income                     (4,191)         (7,411)         (8,925)
---------------------------------------------------------------------------
 Interest expense, net             $ 12,488        $  4,651        $  9,631
===========================================================================


OTHER EXPENSE (INCOME), NET
--------------------------------------------------------------------------------

Other expense (income), net, consists primarily of bank charges, minority interest, net foreign exchange gains and losses, gains and losses on the disposition of fixed assets and investments, and certain other nonoperating items. Other expense (income), net, was net expense of $5 million in 1998, net income of $14 million in 1997, and net income of $3 million in 1996. The $14 million other income, net, in 1997 included a $23 million pretax gain, arising from the sale of a portfolio of patents and intellectual property to Medtronic, Inc. The $3 million other income, net, in 1996 included $7 million in proceeds from an insurance settlement and a gain of $3 million from the sale of the company's shape memory metals components business.


INCOME TAXES
--------------------------------------------------------------------------------

Income before income taxes consisted of the following components:


================================================================================
YEARS ENDED JUNE 30
(in thousands)                              1998            1997            1996
--------------------------------------------------------------------------------
U.S. operations                         $100,641        $ 99,710        $ 57,203
Non-U.S. operations                      131,954         128,030          88,927
--------------------------------------------------------------------------------
Income before income taxes              $232,595        $227,740        $146,130
================================================================================

The provision (benefit) for income taxes included:


====================================================================================================
 YEARS ENDED JUNE 30
 (in thousands)                                               1998             1997             1996
----------------------------------------------------------------------------------------------------
 Current tax:
   U.S. federal                                          $  10,892        $   3,976        $   5,383
   U.S. state and local                                      4,756            4,994            2,990
   Non-U.S.                                                 42,698           49,948           35,198
----------------------------------------------------------------------------------------------------
 Total current tax                                          58,346           58,918           43,571
----------------------------------------------------------------------------------------------------
 Deferred (benefit) tax:
   U.S. federal, including Puerto Rico                     (10,659)         (67,835)         (39,789)
   U.S. state and local                                       (960)          (9,205)          (5,243)
   Non-U.S.                                                  6,769           (7,482)            (321)
----------------------------------------------------------------------------------------------------
 Total deferred benefit                                     (4,850)         (84,522)         (45,353)
----------------------------------------------------------------------------------------------------
 Provision (benefit) for income taxes                    $  53,496        $ (25,604)       $  (1,782)
====================================================================================================


The company has provided for U.S. federal income taxes and foreign withholding taxes on the portion of the undistributed earnings of non-U.S. subsidiaries expected to be remitted. Undistributed earnings intended to be reinvested indefinitely in foreign subsidiaries were approximately $361 million at June 30, 1998. If these earnings were distributed, foreign withholding taxes would be imposed; however, foreign tax credits would become available to substantially reduce any resulting U.S. income tax liability.

Income from operations in certain countries is subject to reduced tax rates as a result of satisfying certain commitments regarding employment and capital investment. The exemption grants for these operations will expire at various dates through 2010. The income tax benefits related to the tax status of these operations are estimated to be $3 million for 1998, $3 million for 1997, and $4 million for 1996.

The company's provision for income taxes differed from the amount computed by applying the statutory U.S. federal income tax rate to income before income taxes as follows:

============================================================================================================================
YEARS ENDED JUNE 30
(in thousands)                                                                              1998          1997          1996
----------------------------------------------------------------------------------------------------------------------------
Provision for income taxes determined by applying
  U.S. statutory rate to income before income taxes                                     $ 81,408     $  79,709      $ 51,146
Benefit for income taxes related to deferred deductions, net operating losses,
  foreign tax credits, minimum tax credits, and changes in valuation allowance, net      (27,401)     (106,754)      (51,140)
Tax rate differences                                                                      (7,050)       (2,394)       (6,809)
State and local taxes, net of federal income tax benefits                                  5,931         3,251         1,635
Adjustment of prior years' taxes                                                             338         1,570         1,056
Other items, net                                                                             270          (986)        2,330
----------------------------------------------------------------------------------------------------------------------------
Provision (benefit) for income taxes                                                    $ 53,496     $ (25,604)     $ (1,782)
============================================================================================================================


Future expirations of U.S. credit carryforwards, if not utilized, are as follows: 2000-$1.4 million; 2001-$0.5 million; 2002-$0.3 million; 2003-$2.0 million; 2004-$6.8 million; 2005-$4.3 million; 2006-$4.3 million; 2007-$0.7 million; and $4.9 million with no expiration.

U.S. federal tax return examinations have been completed for years through 1993. The company believes adequate provisions for income tax have been recorded for all years.


Deferred tax assets (liabilities) comprised the following:


===================================================================================================
 JUNE 30
 (in thousands)                                                                  1998          1997
---------------------------------------------------------------------------------------------------
 Assets:
   Difference between book and tax bases of assets                           $ 73,279     $  64,938
   Compensation and benefits accrual                                           13,200         7,927
   Retirement benefits                                                          3,880         4,600
   Asset reserves                                                              15,917        11,693
   Restructuring and divestitures accruals                                     13,393        21,344
   Capitalization of research and experimental costs, net of amortization      71,290       121,925
   Difference between book and tax bases of investments                        12,415        14,011
   Net operating loss carryforwards                                             1,748         1,535
   General business credits                                                    20,276        26,005
   Minimum tax credit                                                           4,902         4,902
   Other                                                                       27,637        15,555
---------------------------------------------------------------------------------------------------
 Gross deferred tax assets                                                    257,937       294,435
 Less valuation allowance                                                      (2,837)     (104,132)
---------------------------------------------------------------------------------------------------
 Deferred tax assets, net                                                     255,100       190,303
---------------------------------------------------------------------------------------------------
 Liabilities:
   Difference between book and tax bases of assets                            (35,072)      (32,473)
   Compensation and benefits accrual                                           (1,165)       (2,310)
   Retirement benefits                                                         (6,677)      (14,873)
   Other                                                                      (13,664)      (12,227)
---------------------------------------------------------------------------------------------------
 Gross deferred tax liabilities                                               (56,578)      (61,883)
---------------------------------------------------------------------------------------------------
 Net deferred tax assets                                                     $198,522     $ 128,420
===================================================================================================


Balance sheet classification of the net deferred tax assets is as follows:


===============================================================================
JUNE 30
(in thousands)                                         1998                1997
-------------------------------------------------------------------------------
Current assets                                     $ 39,967            $ 20,187
Noncurrent assets                                   186,595             136,325
Current liabilities                                    (278)             (2,265)
Noncurrent liabilities                              (27,762)            (25,827)
-------------------------------------------------------------------------------
Net deferred tax assets                            $198,522            $128,420
===============================================================================


The decrease in the valuation allowance of $101 million in 1998 and $109 million in 1997 was due primarily to a reassessment of the company's ability to realize its net U.S. federal and state deferred tax assets in the future. Approximately $45 million of the valuation allowance at June 30, 1997, was related to the tax benefits of stock options. This was recorded as an increase to additional contributed capital in 1998, as the remaining portion of the valuation allowance related to U.S. federal and state deferred tax assets was reversed. The remaining valuation allowance shown above reflects the company's ongoing assessment regarding the realizability of certain non-U.S. deferred tax assets.

WORLDWIDE OPERATIONS
--------------------------------------------------------------------------------



==================================================================================================================================
                                                              UNITED                           REST OF                CONSOLIDATED
(in thousands)                                                STATES     EUROPE       ASIA   THE WORLD CONSOLIDATION         TOTAL
----------------------------------------------------------------------------------------------------------------------------------
Revenues from unaffiliated customers(a)            1998   $  732,067   $659,007   $270,191    $137,191     $      --    $1,798,456

                                                   1997      661,208    694,722    269,228     139,548            --     1,764,706

                                                   1996      612,435    684,661    220,586     153,879            --     1,671,561
----------------------------------------------------------------------------------------------------------------------------------
Revenues between geographic areas(b)               1998      339,502    128,526     30,385          90      (498,503)           --

                                                   1997      282,545    148,156     18,207       1,392      (450,300)           --

                                                   1996      243,120    130,581     11,677       1,485      (386,863)           --
----------------------------------------------------------------------------------------------------------------------------------
Total revenues                                     1998    1,071,569    787,533    300,576     137,281      (498,503)    1,798,456

                                                   1997      943,753    842,878    287,435     140,940      (450,300)    1,764,706

                                                   1996      855,555    815,242    232,263     155,364      (386,863)    1,671,561
----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss) before provision           1998      156,019    120,220     16,929      (3,427)           --       289,741
  for restructuring and divestitures, loss
  on minority investment, and loss on              1997      103,478    144,327     21,768       1,989            --       271,562
  reorganization/formation of Ericsson
  Raynet joint venture and other Raynet items      1996       91,964    115,825      9,627       8,450            --       225,866
----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss) including provision        1998      123,486    115,483     15,853      (4,645)           --       250,177
  for restructuring and divestitures, loss
  on minority investment, and loss on              1997       78,433    117,731     20,725       1,861            --       218,750
  reorganization/formation of Ericsson
  Raynet joint venture and other Raynet items      1996       79,836     83,961      9,138       7,257            --       180,192
----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                         1998      100,641    101,779     20,302       9,873            --       232,595

                                                   1997       99,710     91,025     27,111       9,894            --       227,740

                                                   1996       57,203     55,186     21,534      12,207            --       146,130
----------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                                1998      481,730    367,396    138,678      62,692            --     1,050,496

                                                   1997      439,772    392,707    154,699      52,919            --     1,040,097

                                                   1996      380,349    427,527    128,067      57,907            --       993,850
----------------------------------------------------------------------------------------------------------------------------------
Corporate assets                                   1998      402,217    109,690     31,247      25,705            --       568,859

                                                   1997      319,844     89,899     38,723      20,697            --       469,163

                                                   1996      373,846    124,590     33,447      24,883            --       556,766
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                       1998      883,947    477,086    169,925      88,397            --     1,619,355

                                                   1997      759,616    482,606    193,422      73,616            --     1,509,260

                                                   1996      754,195    552,117    161,514      82,790            --     1,550,616
==================================================================================================================================

(a) Revenues from unaffiliated customers in each geographic area reflect only shipments originating locally and exclude direct exports from other geographic areas.

(b) Revenues between geographic areas are recorded on the basis of arms-length prices established by the company.

BUSINESS SEGMENTS
--------------------------------------------------------------------------------

The company's financial results are now reported as two business segments and the corporate group. The electronics OEM components segment serves original equipment manufacturers in transportation, defense, and a wide range of commercial electronics industries. Products offered by this segment include circuit protection devices, wire and cable, heat-shrinkable insulation and molded parts, and computer touchmonitors. The telecommunications, energy and industrial segment serves telecommunication operators; power, gas, and water utilities; and industrial plants and pipelines. This newly formed business segment combines the former telecommunications and energy networks segment and the former commercial and industrial infrastructure segment. Products offered by this segment include telephone copper cable accessories, fiber-optic cable systems and accessories, access network electronics, electric power cable accessories, heat-tracing systems, and corrosion protection products.


--------------------------------------------------------------------------------------------------------------------------------
                                                                ELECTRONICS   TELECOMMUNICATIONS,
                                                                        OEM            ENERGY AND       CORPORATE   CONSOLIDATED
 (in thousands)                                                  COMPONENTS            INDUSTRIAL           GROUP          TOTAL
--------------------------------------------------------------------------------------------------------------------------------
 Revenues(a)                                            1998       $815,438            $  983,018       $     --      $1,798,456

                                                        1997        757,356             1,007,350             --       1,764,706

                                                        1996        670,595             1,000,966             --       1,671,561
--------------------------------------------------------------------------------------------------------------------------------
 Operating income (loss) before provision for           1998        150,407               213,419        (74,085)        289,741
   restructuring and divestitures, loss on minority
   investment, and loss on reorganization/formation     1997        153,060               203,957        (85,455)        271,562
   of Ericsson Raynet joint venture and other
   Raynet items                                         1996        119,963               197,214        (91,311)        225,866
--------------------------------------------------------------------------------------------------------------------------------
 Operating income (loss) including provision for        1998        143,357               186,475        (79,655)        250,177
   restructuring and divestitures, loss on minority
   investment, and loss on reorganization/formation     1997        140,590               172,495        (94,335)        218,750
   of Ericsson Raynet joint venture and other
   Raynet items                                         1996        106,400               169,737        (95,945)        180,192
--------------------------------------------------------------------------------------------------------------------------------
 Income before income taxes                             1998             --                    --             --         232,595

                                                        1997             --                    --             --         227,740

                                                        1996             --                    --             --         146,130
--------------------------------------------------------------------------------------------------------------------------------
 Total assets                                           1998        505,264               545,232        568,859       1,619,355

                                                        1997        493,256               546,841        469,163       1,509,260

                                                        1996        438,926               554,924        556,766       1,550,616
--------------------------------------------------------------------------------------------------------------------------------
 Capital expenditures                                   1998         51,353                34,879         18,440         104,672

                                                        1997         33,003                37,701         19,781          90,485

                                                        1996         30,503                30,448         17,638          78,589
--------------------------------------------------------------------------------------------------------------------------------
 Depreciation and amortization                          1998         35,768                33,426         12,341          81,535

                                                        1997         30,474                30,925         17,158          78,557

                                                        1996         32,326                32,879         14,222          79,427
================================================================================================================================

(a) Revenues between segments are immaterial.


COMMITMENTS
--------------------------------------------------------------------------------

Total rental expense was $27 million in 1998, $29 million in 1997, and $35 million in 1996. The company had commitments at June 30, 1998, to expend approximately $17 million for the construction or acquisition of additional property, plant, and equipment. Annual future minimum lease payments at June 30, 1998, under noncancelable operating leases, are as follows: 1999--$22 million; 2000--$17 million; 2001--$12 million; 2002--$7 million; 2003--$4 million; and
thereafter--$24 million.

In June 1998, the company signed a letter of intent to acquire the telecommunications business of a company in Spain for approximately $40 million in cash. The acquisition is expected to be completed in the first half of fiscal 1999 and will be accounted for using the purchase method.

CONTINGENCIES
--------------------------------------------------------------------------------

The company and its subsidiaries are parties to lawsuits or may in the future become parties to lawsuits involving various types of commercial claims, including, but not limited to, product liability, unfair competition, antitrust, breach of contract, and intellectual property matters. Legal proceedings tend to be unpredictable and costly and may be affected by events outside the control of the company. The company maintains various levels of insurance to apply to product liability and certain other claims in excess of deductibles. There is no assurance that litigation will not have an adverse effect on the company's financial position or results of operations. The company's major litigation matters as of June 30, 1998, are described below.

On December 19, 1994, the company filed a complaint entitled Raychem Corporation and Thermacon, Inc. v. Steven D. Hogge, Bourns, Inc., et al. in the Superior Court of the State of California, County of San Mateo, which alleged, among other claims, misappropriation of trade secrets. On May 2, 1995, a complaint entitled Bourns, Inc. v. Raychem Corporation was filed in the United States District Court, Central District of California, alleging antitrust law violations. Many of the claims asserted in the company's state action were consolidated with Bourns' federal action against the company. On March 9, 1998, this case was transferred from the Eastern Division of the Central District to the Western Division of the Central District and reassigned to a new judge. The trial for Bourns' action against the company commenced on June 16, 1998. During the sixth week of the trial, due to the length of the proceeding, the judge bifurcated the company's trade secret action against Bourns for trial at a later date. On August 10, 1998, the trial of Bourns' action against the company ended with a jury verdict that awarded Bourns $64 million in damages. Legal fees and expenses, including attorneys fees, are also recoverable by Bourns under applicable U.S. antitrust law. The company intends to file motions with the court to set aside the jury's verdict, to reduce the damages, and to ask for a new trial on the grounds that the verdict is contrary to the evidence presented at trial and is incorrect as a matter of law and that the jury's damage award bears no relationship to the market segment to which the verdict was directed. If necessary, the company intends to appeal this decision. Under applicable U.S. antitrust law, any remaining damage award against the company will be trebled. The company also intends to continue with its theft of trade secrets case against Bourns. The new trial date for the trade secret action has not been set by the court. Because the company intends to appeal the verdict in this case, if necessary, the company has not accrued any liability with respect to this litigation.

Currently, the company's principal product liability litigation involves a variety of claims arising from the company's heat-tracing and freeze-protection products. The company's experience to date is that losses, if any, from such claims have not had a material effect on the company's financial position or results of operations. However, the company sells its products into applications (such as electronic interconnection products for aerospace and automotive markets) where product liability issues could be material. Effective March 31, 1996, the company increased its insurance deductible for heat-tracing products. The company's insurance deductible for claims arising from events prior to March 31, 1996, remains unchanged.

The company is a defendant in a product liability case in the United States District Court in Seattle, All Alaskan Seafoods, Inc., et al. v. Raychem Corporation, Minnesota Mining and Manufacturing Corporation and Marine Electric, Inc., et al. The action arises out of a cargo vessel fire allegedly caused by a heat-tracing product. The plaintiffs in this case are seeking in excess of $150 million in damages. On November 21, 1997, the District Court granted the company's motion to limit damages claimed by the plaintiffs to the value of the cargo lost or destroyed and certain other incidental claims of crew members (now alleged to be approximately $4 million) on account of the incident giving rise to the plaintiffs' claims. The parties have stipulated to a dismissal (without prejudice) of the remaining claims, so that plaintiffs may appeal the District Court's decision to the Ninth Circuit Court of Appeals. Plaintiffs filed their Notice of Appeal on May 26, 1998. The company believes that it has meritorious defenses to the claims asserted in this case and intends to defend itself vigorously in this matter.

Four separate state actions based on essentially the same facts, alleging wrongful distributor termination and antitrust claims, have been consolidated in the Superior Court of San Mateo County, California, in a litigation entitled Unit Process Company, et al. v. Raychem Corporation, et al. The dismissal in the United States District Court, Northern District of California, of an action alleging essentially the same facts was affirmed by the Ninth Circuit Court of Appeals in 1996. On February 25, 1998, the Superior Court granted the company's motion to dismiss this lawsuit, with leave to the plaintiffs to amend certain of their claims. The company believes that it has meritorious defenses to the claims asserted in this case and intends to defend itself vigorously in this matter.

Additionally, the company has been named, among others, as a potentially responsible party in judicial and administrative proceedings alleging that it may be liable for the costs of correcting environmental conditions at certain hazardous waste sites. The company believes that it does not have material liability for cleanup costs at these sites.

QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------


============================================================================================================================
QUARTER ENDED
(in thousands except per share data)                SEPTEMBER 30          DECEMBER 31          MARCH 31              JUNE 30
----------------------------------------------------------------------------------------------------------------------------
Fiscal 1998
  Revenues                                              $455,031             $467,117          $445,162             $431,146
  Gross profit                                           228,083              229,983           212,604              197,512
  Provision for restructuring and divestitures                --                   --                --               27,591
  Income before income taxes                              82,027               74,615            52,754               23,199
  Net income                                              61,521               55,961            39,565               22,052
----------------------------------------------------------------------------------------------------------------------------
Per share data:(a)
  Earnings per share--basic                             $   0.72             $   0.66          $   0.47             $   0.26
  Earnings per share--assuming dilution                     0.70                 0.64              0.46                 0.26
  Cash dividends per share                                  0.07                 0.07              0.08                 0.08
  Price range of Common Stock(b)                              36
                                                36 9/32-49 23/32        40 1/4-48 1/2     35 1/4-44 1/4       29 9/16-41 1/2
============================================================================================================================
Fiscal 1997
  Revenues                                              $430,311             $441,047          $427,878             $465,470
  Gross profit                                           221,235              225,366           208,882              228,295
  Provision for restructuring and divestitures                --                   --            52,812                   --
  Income before income taxes                              88,683(c)            62,106             8,288               68,663
  Net income                                              72,720(c)            52,435            68,453(d)            59,736
----------------------------------------------------------------------------------------------------------------------------
Per share data:(a)
  Earnings per share--basic                             $   0.81(c)          $   0.59          $   0.76(d)          $   0.68
  Earnings per share--assuming dilution                     0.79(c)              0.57              0.74(d)              0.67
  Cash dividends per share                                  0.05                 0.05              0.07                 0.07
  Price range of Common Stock(b)                   29 1/2-38 1/4      35 3/16-43 3/16     39 1/2-44 3/4        30 1/4-41 7/8
============================================================================================================================

(a) Adjusted for a two-for-one stock split effective November 17, 1997, and for the adoption of FAS 128.

(b) The price range of Common Stock is as reported on the New York Stock Exchange composite tape.

(c) Includes a $23 million pretax gain in the quarter ended September 30, 1996, related to the sale of intellectual property.

(d) Includes a discrete tax benefit of $55 million in the quarter ended March 31, 1997, related to the reassessment of the company's deferred tax asset valuation allowance.

Raychem Corporation Common Stock is listed on the New York Stock Exchange. The number of stockholders of record as of August 25, 1998, was 6,641. Dividends have been paid quarterly since the second quarter of fiscal 1978. The closing price of the company's Common Stock on the New York Stock Exchange composite tape on August 25, 1998, was $31 3/8 per share.

TEN-YEAR SUMMARY
--------------------------------------------------------------------------------

===================================================================================================================================
YEARS ENDED JUNE 30
(dollars in thousands except per share amounts)                 1998           1997           1996            1995            1994
-----------------------------------------------------------------------------------------------------------------------------------

RAYCHEM CORPORATION Consolidated(a)
-----------------------------------------------------------------------------------------------------------------------------------
  INCOME DATA
-----------------------------------------------------------------------------------------------------------------------------------
  Revenues                                              $  1,798,456   $  1,764,706   $  1,671,561    $  1,530,573    $  1,461,532
-----------------------------------------------------------------------------------------------------------------------------------
  Provision for restructuring and divestitures          $     27,591   $     52,812   $     43,571    $     23,900    $         --
-----------------------------------------------------------------------------------------------------------------------------------
  Loss on reorganization/formation of Ericsson
    Raynet joint venture and other Raynet items         $         --   $         --   $      2,103    $     32,032    $         --
-----------------------------------------------------------------------------------------------------------------------------------
  Equity in net loss of Ericsson Raynet                 $         --   $         --   $     29,818    $     85,946    $         --
-----------------------------------------------------------------------------------------------------------------------------------
  Income (loss) before income taxes, extraordinary
    item, and changes in accounting principles          $    232,595   $    227,740   $    146,130    $       (270)   $     33,745
-----------------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                     $    179,099   $    253,344   $    147,912    $    (29,243)   $      1,679
===================================================================================================================================
  SHARE DATA
-----------------------------------------------------------------------------------------------------------------------------------
  Earnings (loss) per share--basic                      $       2.12   $       2.85   $       1.67    $      (0.34)   $       0.02
-----------------------------------------------------------------------------------------------------------------------------------
  Earnings (loss) per share--assuming dilution          $       2.07   $       2.77   $       1.61    $      (0.34)   $       0.02
-----------------------------------------------------------------------------------------------------------------------------------
  Cash dividends per share                              $       0.30   $       0.24   $       0.18    $       0.16    $       0.16
-----------------------------------------------------------------------------------------------------------------------------------
  Weighted average number of shares outstanding--basic    84,586,598     88,955,076     88,722,248      87,076,056      84,995,214
-----------------------------------------------------------------------------------------------------------------------------------
  Weighted average number of shares
    outstanding--assuming dilution                        86,475,681     91,513,208     91,996,236      87,076,056      86,632,066
===================================================================================================================================
  BALANCE SHEET DATA
-----------------------------------------------------------------------------------------------------------------------------------
  Total assets                                          $  1,619,355   $  1,509,260   $  1,550,616    $  1,454,745    $  1,399,015
-----------------------------------------------------------------------------------------------------------------------------------
  Long-term debt                                        $    151,488   $    164,004   $    148,352    $    263,552    $    244,681
-----------------------------------------------------------------------------------------------------------------------------------
  Total debt                                            $    339,346   $    223,819   $    302,981    $    293,226    $    275,548
-----------------------------------------------------------------------------------------------------------------------------------
  Stockholders' equity                                  $    859,642   $    845,019   $    841,206    $    749,658    $    732,924
-----------------------------------------------------------------------------------------------------------------------------------
  Increase (decrease) in debt net of cash               $    109,443   $     58,370   $    (96,293)   $    (22,299)   $     55,842
===================================================================================================================================
  OTHER SIGNIFICANT MEASURES
-----------------------------------------------------------------------------------------------------------------------------------
  Gross profit as a percent of revenues                         48.3%          50.1%          51.2%           50.4%           46.6%
-----------------------------------------------------------------------------------------------------------------------------------
  Research and development expense as a
   percent of revenues                                           6.0%           6.8%           7.3%            7.8%            9.3%
-----------------------------------------------------------------------------------------------------------------------------------
  Selling, general, and administrative expense
    as a percent of revenues                                    26.1%          27.9%          30.4%           32.4%           33.6%
-----------------------------------------------------------------------------------------------------------------------------------
  Net debt as a percent of stockholders' equity                 28.7%          16.2%           9.4%           23.4%           26.9%
-----------------------------------------------------------------------------------------------------------------------------------
  Number of employees                                          9,036          8,650          8,697           9,496          10,769
-----------------------------------------------------------------------------------------------------------------------------------
  Revenues per average number of employees              $        203   $        203   $        184    $        151    $        136
===================================================================================================================================
RAYNET CORPORATION
-----------------------------------------------------------------------------------------------------------------------------------
  Revenues                                              $         --   $         --   $         --    $         --    $     57,784
-----------------------------------------------------------------------------------------------------------------------------------
  Net (loss) income                                     $         --   $         --   $         --    $         --    $   (102,993)
===================================================================================================================================


(a) Raynet Corporation and subsidiaries' results are presented on the equity basis of accounting in 1995 and through December 31, 1996 versus consolidated in prior years. Following the reorganization of Ericsson
    Raynet, effective January 1, 1996, Raychem's interest in the joint venture is accounted for on the cost basis.

(b) Restated to reflect reclassification of royalty and licensing income from "Other expense, net" to "Revenues."

(c) Reflects reclassification of litigation settlement to "Other expense, net."

(d) Cash exceeded debt at June 30.


===================================================================================================================================
YEARS ENDED JUNE 30
(dollars in thousands except per share amounts)             1993           1992             1991             1990             1989
-----------------------------------------------------------------------------------------------------------------------------------

RAYCHEM CORPORATION Consolidated(a)
-----------------------------------------------------------------------------------------------------------------------------------
  INCOME DATA
-----------------------------------------------------------------------------------------------------------------------------------
  Revenues                                          $  1,385,730   $  1,301,601(b)  $  1,250,772(b)  $  1,114,713(b)  $  1,083,028
-----------------------------------------------------------------------------------------------------------------------------------
  Provision for restructuring and divestitures      $         --   $     43,300     $      3,697     $     90,000     $         --
-----------------------------------------------------------------------------------------------------------------------------------
  Loss on reorganization/formation of Ericsson
    Raynet joint venture and other Raynet items     $         --   $         --     $         --     $         --     $         --
-----------------------------------------------------------------------------------------------------------------------------------
  Equity in net loss of Ericsson Raynet             $         --   $         --     $         --     $         --     $         --
-----------------------------------------------------------------------------------------------------------------------------------
  Income (loss) before income taxes, extraordinary
   item, and changes in accounting principles       $     39,584   $     12,585(c)  $     (3,109)    $    (86,261)    $     63,767
-----------------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                 $      9,625   $    (24,808)    $    (23,429)    $   (111,398)    $     36,347
===================================================================================================================================
  SHARE DATA
-----------------------------------------------------------------------------------------------------------------------------------
  Earnings (loss) per share--basic                  $       0.12   $      (0.32)    $      (0.32)    $      (1.56)    $       0.52
-----------------------------------------------------------------------------------------------------------------------------------
  Earnings (loss) per share--assuming dilution      $       0.11   $      (0.32)    $      (0.32)    $      (1.56)    $       0.52
-----------------------------------------------------------------------------------------------------------------------------------
  Cash dividends per share                          $       0.16   $       0.16     $       0.16     $       0.16     $       0.15
-----------------------------------------------------------------------------------------------------------------------------------
  Weighted average number of shares
    outstanding--basic                                82,220,582     78,060,098       74,268,322       71,417,046       69,717,613
-----------------------------------------------------------------------------------------------------------------------------------
  Weighted average number of shares
    outstanding--assuming dilution                    84,806,178     78,060,098       74,268,322       71,417,046       69,857,870
===================================================================================================================================
  BALANCE SHEET DATA
-----------------------------------------------------------------------------------------------------------------------------------
  Total assets                                      $  1,332,270   $  1,392,606     $  1,234,860     $  1,270,834     $  1,172,783
-----------------------------------------------------------------------------------------------------------------------------------
  Long-term debt                                    $    233,853   $    229,768     $    233,347     $     31,087     $     29,029
-----------------------------------------------------------------------------------------------------------------------------------
  Total debt                                        $    275,562   $    257,763     $    265,340     $    212,954     $    130,294
-----------------------------------------------------------------------------------------------------------------------------------
  Stockholders' equity                              $    689,504   $    715,188     $    651,973     $    690,467     $    734,286
-----------------------------------------------------------------------------------------------------------------------------------
  Increase (decrease) in debt net of cash           $     32,715   $    (57,610)    $     90,589     $     98,633     $    (19,132)
===================================================================================================================================
  OTHER SIGNIFICANT MEASURES
-----------------------------------------------------------------------------------------------------------------------------------
  Gross profit as a percent of revenues                     48.7%          48.4%            48.6%            49.6%            52.8%
-----------------------------------------------------------------------------------------------------------------------------------
  Research and development expense as a
   percent of revenues                                       9.3%          10.8%            11.2%            11.0%            11.1%
-----------------------------------------------------------------------------------------------------------------------------------
  Selling, general, and administrative expense
    as a percent of revenues                                34.6%          33.6%            35.8%            37.5%            36.7%
-----------------------------------------------------------------------------------------------------------------------------------
  Net debt as a percent of stockholders' equity             20.5%          15.2%            25.5%            11.0%              (d)
-----------------------------------------------------------------------------------------------------------------------------------
  Number of employees                                     10,772         11,187           11,406           11,065           11,451
-----------------------------------------------------------------------------------------------------------------------------------
  Revenues per average number of employees          $        126   $        115     $        111     $         99     $         97
===================================================================================================================================
RAYNET CORPORATION
-----------------------------------------------------------------------------------------------------------------------------------
  Revenues                                          $      9,671   $     16,594     $     11,500     $      7,625     $      2,960
-----------------------------------------------------------------------------------------------------------------------------------
  Net (loss) income                                 $    (92,551)  $    (89,334)    $    (73,959)    $    (64,484)    $    (54,307)
===================================================================================================================================


DIRECTORS
--------------------------------------------------------------------------------


RICHARD DULUDE
Retired Vice Chairman,
Corning Incorporated

JAMES F. GIBBONS
Special Counsel to the President,
Stanford University

RICHARD A. KASHNOW
Chairman of the Board,
President and
Chief Executive Officer,
Raychem Corporation

JOHN P. MCTAGUE
Vice President of
Technical Affairs,
Ford Motor Company

DEAN O. MORTON
Retired Executive Vice President,
Director and Chief Operating Officer,
Hewlett-Packard Company

ISAAC STEIN
President,
Waverley Associates, Inc.

CHANG-LIN TIEN
NEC Distinguished Professor
of Engineering,
University of California,
Berkeley

CYRIL J. YANSOUNI
Chairman and
Chief Executive Officer,
Read-Rite Corporation


OFFICERS
--------------------------------------------------------------------------------

DEIDRA D. BARSOTTI
Vice President and Controller

L. FRANS BERTHELS
Senior Vice President

PETER L. BROOKS
Vice President

TIMOTHY J. BURCH
Vice President

PETER S. CARSON
Vice President

JAMES L. CLAYPOOL
Vice President

KAREN O. COTTLE
Vice President,
General Counsel and Secretary

GORDON HUNTER
Vice President

RICHARD A. KASHNOW
President and
Chief Executive Officer

LARS LARSEN
Vice President and
Treasurer

JOHN D. MCGRAW
Senior Vice President

RAYMOND J. SIMS
Senior Vice President and
Chief Financial Officer

MARK S. THOMPSON
Vice President

HUS TIGLI
Senior Vice President

ERIC VAN ZELE
Vice President

                                                             Exhibit 13 Appendix


                            OMITTED GRAPHIC MATERIAL

The following graphic material, included in the original paper format, has been excluded from the electronic filing of the 1998 Annual Report (Exhibit 13 to this filing). This graph appears in the section entitled "Financial Review" of the 1998 Annual Report.

              "ONGOING" PRETAX INCOME (excludes Ericsson Raynet and unusual items) A bar chart (dollars in millions) depicting: $230 in 1996; $263 in 1997 and $272 in 1998.